OCEANAUT, INC.
17TH KM NATIONAL ROAD ATHENS-LAMIA & FINIKOS STREET
145 64 NEA KIFISIA
ATHENS, GREECE

To the Shareholders of Oceanaut, Inc.:

You are cordially invited to attend a special meeting of the shareholders of Oceanaut, Inc. (“Oceanaut”), a Marshall Islands company, which will be held at 10:00 a.m., Eastern Time, on October 15, 2008, at the offices of Mintz Levin Cohn Ferris Glovsky & Popeo, P.C., the Chrysler Center, 666 Third Avenue, New York, New York, 10017 (the “Special Meeting”).

At this important meeting, you will be asked to consider and vote upon the following proposals:

•	The vessel acquisition proposal — to approve the proposed acquisition of four dry bulk carriers (the “vessel acquisition”) for an aggregate purchase price of $352,000,000, pursuant to the terms and conditions of four separate memoranda of agreement, which we collectively refer to as the “MOAs,” between Oceanaut and the several sellers, each dated as of August 20, 2008 and amended on September 5, 2008 (“vessel acquisition proposal” or “Proposal 1”);

•	The amendment proposal — to approve amendments to Oceanaut’s amended and restated articles of incorporation to remove the provisions that either terminate or are no longer relevant after the completion of an initial business combination (“amendment proposal” or “Proposal 2”);

•	The adjournment proposal — to adjourn the Special Meeting in the event that Oceanaut has not received the requisite shareholder vote to approve the vessel acquisition proposal and the amendment proposal (“adjournment proposal” or “Proposal 3”); and

•	to transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

The board of directors of Oceanaut has unanimously approved all of the above proposals and has fixed the close of business on September 4, 2008, as the record date (the “Record Date”) for the determination of shareholders entitled to notice of and to vote at the Special Meeting and at any adjournment or postponements thereof. A list of shareholders as of the Record Date entitled to vote at the Special Meeting will be open to the examination of any shareholder, for any purpose germane to the Special Meeting, during ordinary business hours for a period of ten calendar days before the Special Meeting at Oceanaut’s offices at 17th Km National Road Athens-Lamia & Finikos Street, 145 64 Nea Kifisia, Athens, Greece, and at the time and place of the Special Meeting during the duration of the Special Meeting.

Proposal 1 will be approved if: (a) a majority of the shares of Oceanaut’s common stock issued in its initial public offering and outstanding as of the Record Date that are present or represented at the meeting vote in favor of the vessel acquisition proposal; and (b) no more than approximately 29.99% of Oceanaut’s common stock issued in its initial public offering (or 5,624,999 shares of common stock) both vote against the vessel acquisition proposal and properly exercise their conversion rights. Oceanaut has agreed to sell shares of its Series A preferred stock to Excel Maritime Carriers Ltd. in an amount sufficient to fund the balance of the aggregate purchase price of the vessels, to the extent that funds in the trust account are used to pay public shareholders that exercise their conversion rights.

Proposal 2 will be approved if a majority of the shares of Oceanaut’s common stock issued and outstanding as of the Record Date vote in favor of the amendment proposal. The approval of the amendment proposal is conditioned upon the approval of Proposal 1, or the vessel acquisition proposal.

Proposal 3 will be approved if a majority of the shares of Oceanaut’s common stock issued and outstanding as of the Record Date that are present or represented at the meeting vote in favor of the adjournment proposal.

Each public shareholder has the right to vote against the vessel acquisition proposal and, at the same time, demand that Oceanaut convert such shareholder’s shares into cash in an amount equal to a pro rata portion of the amount held in the trust account, including deferred underwriting discounts and commissions deposited and interest earned on amounts held in the trust account (net of taxes payable on such interest), calculated as of the close of business on the second business day prior to the consummation of the acquisition, which amount as of September 5, 2008 was equal to $8.24 per share. If the acquisition is not completed, then your shares will not be converted at this time, even if you so demanded. Oceanaut’s founding shareholders, including its directors and officers and their affiliates and related parties who purchased shares of common stock prior to Oceanaut’s initial public offering, presently own an aggregate of approximately 23.7% of the outstanding shares of common stock. All of these shareholders have agreed to vote: (i) all of the shares of common stock they acquired prior to the initial public offering and private placement in the same way as the majority of the shares of common stock voted by the public shareholders with respect to the vessel acquisition proposal and (ii) any shares of common stock they may acquire in the future in favor of the vessel acquisition proposal.

The vessel acquisition is intended to be a qualifying “business combination” under Oceanaut’s articles of incorporation.

Oceanaut’s shares of common stock, warrants and units are listed on the American Stock Exchange under the symbols “OKN,” “OKN.WS” and “OKN.U,” respectively. On September 5, 2008, the closing price of the common stock was $8.00.

After careful consideration of the terms and conditions of the proposed vessel acquisition, the amendments to the amended and restated articles of incorporation and the adjournment proposal, the board of directors of Oceanaut has determined that such proposals and the transactions contemplated thereby are in the best interests of Oceanaut and its shareholders, and that such proposals and the transactions contemplated thereby are fair, from a financial point of view, to its shareholders. The board of directors of Oceanaut unanimously recommends that you vote or give instruction to vote (i) “FOR” the vessel acquisition proposal, (ii) “FOR” the amendment proposal, and (iii) “FOR” the adjournment proposal.

Enclosed are a notice of Special Meeting and proxy statement containing detailed information concerning the proposals and the transactions contemplated thereby. Whether or not you plan to attend the Special Meeting, we urge you to read this material carefully.

Sincerely,

Gabriel Panayotides
Chairman of the Board

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YOUR VOTE IS IMPORTANT.  WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING OR NOT, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE IN THE ENVELOPE PROVIDED. IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED BY THE PROXY HOLDERS IN FAVOR OF EACH PROPOSAL. IF YOU ABSTAIN, YOUR VOTE WILL HAVE THE EFFECT OF A VOTE AGAINST THE OUTCOME OF THE APPROVAL OF THE RESPECTIVE PROPOSAL. A VOTE AGAINST THE VESSEL ACQUISITION PROPOSAL WILL NOT HAVE THE EFFECT OF CONVERTING YOUR SHARES UNLESS YOU ALSO DEMAND CONVERSION AND COMPLY WITH THE OTHER REQUIREMENTS APPLICABLE THERETO.

SEE THE SECTION TITLED “RISK FACTORS” BEGINNING ON PAGE 25 FOR A DISCUSSION OF VARIOUS FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE PROPOSED VESSEL ACQUISITION AND THE AMENDMENTS TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION.

This proxy statement incorporates important business and financial information about Oceanaut that is not included in or delivered with this document. This information is available without charge to security holders upon written or oral request. The request should be sent to: Eleftherios (Lefteris) Papatrifon, 17th Km National Road Athens-Lamia & Finikos Street, 145 64 Nea Kifisia, Athens, Greece, +30-210-620-9520.

To obtain timely delivery of requested information, security holders must request the information no later than five days before the date they submit their proxies or attend the Special Meeting. The latest date to request the information to be received timely is October 10, 2008.

We are soliciting the proxy represented by the enclosed proxy card on behalf of the board of directors, and we will pay all costs of preparing, assembling and mailing the proxy materials. In addition to mailing our proxy materials, our officers may solicit proxies by telephone or fax, without receiving any additional compensation for their services. We have requested brokers, banks and nominees to forward proxy materials to the beneficial owners of our common stock. We have retained the proxy-soliciting firm of Morrow & Co., LLC to assist in the solicitation of proxies and provide related advice and informational support, at a cost of approximately $25,000. If you have any questions or need assistance in voting your shares, please contact Morrow & Co., LLC toll free at (800) 662-5200; banks and brokers may call (203) 658-9400.

This proxy statement is dated September 9, 2008 and is first being mailed to Oceanaut shareholders on or about September 9, 2008.

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OCEANAUT, INC.
17TH KM NATIONAL ROAD ATHENS-LAMIA & FINIKOS STREET
145 64 NEA KIFISIA
ATHENS, GREECE

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 15, 2008

TO THE SHAREHOLDERS OF OCEANAUT, INC.:

NOTICE IS HEREBY GIVEN that a special meeting of shareholders, including any adjournments or postponements thereof, of Oceanaut, Inc. (“Oceanaut”), a Marshall Islands corporation, will be held at 10:00 a.m. Eastern Standard Time, on October 15, 2008, at the offices of Mintz Levin Cohn Ferris Glovsky & Popeo, P.C., the Chrysler Center, 666 Third Avenue, New York, New York, 10017, for the following purposes:

•	The vessel acquisition proposal — to approve the proposed acquisition of four dry bulk carriers (the “vessel acquisition”) for an aggregate purchase price of $352,000,000, pursuant to the terms and conditions of four separate memoranda of agreement, which we collectively refer to as the “MOAs,” between Oceanaut and the several sellers, each dated as of August 20, 2008 and amended on September 5, 2008, and the transactions contemplated thereby (the “vessel acquisition proposal” or “Proposal 1”);

•	The amendment proposal — to approve amendments to Oceanaut’s amended and restated articles of incorporation to remove the provisions that either terminate or are no longer relevant after the completion of an initial business combination (“amendment proposal” or “Proposal 2”);

•	The adjournment proposal — to adjourn the special meeting in the event that Oceanaut has not received the requisite shareholder vote to approve the vessel acquisition proposal and the amendment proposal (“adjournment proposal” or “Proposal 3”); and

•	to consider and vote upon such other business as may properly come before the special meeting or any adjournment or postponement thereof.

The board of directors of Oceanaut has fixed the close of business on September 4, 2008, as the record date for the determination of shareholders entitled to receive notice of and to vote at the special meeting and any adjournments or postponements thereof. Only the holders of record of Oceanaut common stock on that date are entitled to have their votes counted at the special meeting and any adjournments or postponements thereof.

Oceanaut will not transact any other business at the special meeting, except for business properly brought before the special meeting, or any adjournment or postponement thereof, by Oceanaut’s board of directors.

Your vote is important regardless of the number of shares you own. Please sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the special meeting.

The board of directors of Oceanaut unanimously recommends that you vote (i) “FOR” the vessel acquisition proposal, (ii) “FOR” the amendment proposal, and (iii) “FOR” the adjournment proposal.

If you wish to attend the special meeting in person, please so indicate where requested on the accompanying proxy card. In addition, please write your name, where indicated, on the attached admission ticket and bring it with you to the special meeting. Due to space limitations, we request that only one guest accompany you to the special meeting.

By Order of the Board of Directors,

Gabriel Panayotides,
Chairman of the Board
September 9, 2008

PROXY STATEMENT FOR SPECIAL MEETING OF
SHAREHOLDERS OF OCEANAUT, INC.
TO BE HELD ON OCTOBER 15, 2008

SEPTEMBER 9, 2008

DEFINITIONS USED FOR EASE OF REFERENCE

Unless otherwise stated, references to the following terms shall have the following meaning:

“Common stock” means common stock, par value $.0001 per share, of Oceanaut, and “shares” mean shares of common stock.

“Conversion right” means the right, available under our amended and restated articles of incorporation, to a public shareholder who affirmatively votes against the vessel acquisition proposal, to convert each of his shares into cash in an amount equal to the conversion price per share, and “conversion price per share” means an amount equal to the aggregate amount then on deposit in the trust account, before payment of deferred underwriting discounts and commissions of $4,500,000 and including accrued interest on the trust account net of income taxes on such interest, after distribution of $2,000,000 of interest income on the trust account balance released to us, calculated as of the close of business on the second business day prior to the initial closing date, divided by the 18,750,000 shares of common stock sold in the initial public offering and 625,000 of the shares sold to Excel in the private placement, which conversion will be effected only if the vessel acquisition is approved as described in this proxy statement and consummated.

“Debt financing” means the debt financing to be obtained by Oceanaut from HSH Nordbank AG and Commerzbank AG, as lenders, in the maximum aggregate principal amount of $196 million.

“Dollars” mean United States dollars.

“Founding shareholders” mean persons and entities that held shares immediately prior to our initial public offering (and their family members and companies, partnerships, trusts and other entities established by them for estate and tax planning purposes) and private placement.

“Founding shares” mean shares acquired by founding shareholders prior to our initial public offering and private placement.

“Founding warrants” means the warrants issued to the founding shareholders in connection with their purchase of their initial shares purchased from us for $25,000 on May 9, 2006.

“Excel” or “corporate shareholder” means Excel Maritime Carriers Ltd. (NYSE: EXM), a Liberian corporation, which owns 4,640,625 shares of our common stock.

“Insider units” means the 1,125,000 units purchased by Excel in the private placement.

“Insider warrants” refers to 2,000,000 warrants to purchase an aggregate of 2,000,000 shares of our common stock purchased by Excel in the private placement.

“IPO” or “initial public offering” means the initial public offering of Oceanaut consummated on March 6, 2007.

“Nominated subsidiaries” or “vessel-owning subsidiary” means each of Skelton Maritime Ltd., Gavial Marine Corporation, Raman Investments Ltd. and Tunmore Shipholding Co., each a direct subsidiary of Oceanaut, which entities are the buyers of the vessels under the several MOAs, pursuant to those certain agreements, each dated August 20, 2008 and amended on September 5, 2008 (included as Annexes A through H).

“Private placement” means the purchase by Excel, in a private placement consummated prior to our initial public offering, of the insider units and insider warrants.

“Public shareholders” mean persons who acquired shares included in the units sold in our initial public offering, whether in such offering or in the open market after such offering.

“Public shares “ mean shares included in the units sold in our initial public offering, whether the holder thereof acquired such shares in such offering or in the open market after such offering.

“Seller” or “sellers” means Achilles Management S.A., Iris Marine Carriers S.A., Sea Triumph Maritime S.A., and Three Stars Maritime S.A., each a company organized under the laws of Panama.

“Series A preferred stock” means Series A preferred stock, par value $.0001 per share, of Oceanaut.

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“Series A preferred stock financing” means the sale and issuance by Oceanaut, and the purchase by Excel, pursuant to a stock purchase agreement, of up to $62,000,000 in Series A preferred stock, of which (i) $15,000,000 shall be used to finance a portion of the aggregate purchase price for the vessels and (ii) up to $47,000,000 shall be used to fund the balance of the aggregate purchase price for the vessels, to the extent that funds in Oceanaut’s trust account are used to pay public shareholders that exercise their conversion rights.

“Subordinated shares” means 5,578,125 founding shares owned by Excel and our current directors and officers as to which they have agreed to subordinate their rights to certain dividends as described in this proxy statement.

“Trust account” means the trust account maintained at the London branch of Citi Private Bank. by Continental Stock Transfer & Trust Company, as trustee, in which $153,600,000 of the proceeds of our initial public offering and private placement (or $7.93 per unit, including the deferred underwriters’ discount and commissions of $4,500,000) were deposited and will be held (except for that portion of the interest income earned thereon that is disbursed to us (i) in the amount of $2,000,000 for working capital purposes and (ii) to enable us to pay income taxes on such interest income, if any) until the earlier of the consummation of our initial business combination within the time period and on the terms described in our amended and restated articles of incorporation or, if we fail to consummate such a combination, our dissolution and liquidation as required by our amended and restated articles of incorporation.

“Vessel” or “vessels” means the ACHILLES II, the IRIS II, the MEDI CEBU and the THREE STARS.

“Vessel acquisition” or “acquisition” means the proposed acquisition of four dry bulk carriers under the terms and conditions of the several MOAs, each dated as of August 20, 2008 and amended on September 5, 2008.

“We,” “us,” “our” or “Oceanaut” means Oceanaut, Inc.

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INTRODUCTION

After careful consideration, the board of directors of Oceanaut has unanimously approved each of the vessel acquisition, amendment and adjournment proposals. If the vessel acquisition is completed and you vote your shares for the vessel acquisition proposal, you will continue to hold the Oceanaut securities that you currently own. If the vessel acquisition is completed but you have voted your shares against the vessel acquisition proposal and have properly exercised your conversion rights, your Oceanaut shares will be cancelled and you will receive cash equal to the conversion price per share, which amount as of September 5, 2008 was equal to approximately $8.24 per share.

Oceanaut’s common stock, warrants and units are currently listed on the American Stock Exchange under the symbols OKN, OKN.WS and OKN.U, respectively.

We believe that, generally, for U.S. federal income tax purposes, the proposals will have no direct tax effect on shareholders of Oceanaut. However, if you vote against the acquisition proposal and properly convert your shares of Oceanaut common stock into cash at the conversion price per share, there may be certain tax consequences, such as realizing a gain or loss on your investment in Oceanaut’s securities. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS REGARDING YOUR PARTICULAR TAX CONSEQUENCES.

This proxy statement provides you with detailed information about the proposals, the transactions contemplated thereby and the special meeting of shareholders. We encourage you to read carefully this entire document and the documents incorporated by reference, including the MOAs, the Commercial Management Agreement, the Technical Management Agreement and amendments to any of such agreements, attached as annexes hereto. YOU SHOULD ALSO CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 25.

Proposal 1 will be approved if: (a) a majority of the shares of Oceanaut’s common stock issued in its initial public offering and outstanding as of the record date that are present or represented at the meeting vote in favor of the vessel acquisition proposal; and (b) no more than approximately 29.99% of the public shares (or 5,624,999 shares of common stock) both vote against the vessel acquisition proposal and properly exercise their conversion rights.

Proposal 2 will be approved if a majority of the shares of Oceanaut’s common stock issued and outstanding as of the record date vote in favor of the amendment proposal. The approval of the amendment proposal is conditioned upon the approval of the vessel acquisition proposal. In the event the vessel acquisition proposal does not receive the necessary vote to approve such proposal, the amendment proposal will not be presented to vote at the special meeting for adoption.

Proposal 3 will be approved if a majority of the shares of Oceanaut’s common stock issued and outstanding as of the record date that are present or represented at the meeting vote in favor of the adjournment proposal. The approval of Proposal 3 would allow Oceanaut to adjourn the special meeting in the event that Oceanaut has not received the requisite shareholder vote to approve Proposals 1 or 2. Notice of any adjournment may be sent to each Oceanaut shareholder by mail, facsimile or other electronic means of communication. In the event the special meeting is adjourned, Oceanaut’s board of directors may fix a new record date for the adjourned special meeting, in which case, a notice of the adjourned special meeting will be given to each Oceanaut shareholder of record on the new record date. If you transfer your shares of Oceanaut common stock prior to such new record date, then you may not be entitled to vote on the proposals. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow Oceanaut shareholders who have already sent in their proxies to revoke them at any time before they are voted at the adjourned special meeting.

Your board of directors unanimously approved the proposals and the transactions contemplated thereby and unanimously recommends that you vote or instruct your vote to be cast (i) “FOR” the vessel acquisition proposal, (ii) “FOR” the amendment proposal, and (iii) “FOR” the adjournment proposal.

This proxy statement may incorporate important business and financial information about Oceanaut that is not included in or delivered with this document. This information is available without charge to security holders upon written or oral request. The request should be sent to:

Eleftherios (Lefteris) Papatrifon
Oceanaut, Inc.
17th Km National Road Athens-Lamia & Finikos Street
145 64 Nea Kifisia
Athens, Greece
+30-210-620-9520

To obtain timely delivery of requested information, security holders must request the information no later than five days before the date they submit their proxies or attend the special meeting. The latest date to request the information to be received timely is October 10, 2008.

We are soliciting the proxy represented by the enclosed proxy card on behalf of the board of directors, and we will pay all costs of preparing, assembling and mailing the proxy materials. In addition to mailing our proxy materials, our officers may solicit proxies by telephone or fax, without receiving any additional compensation for their services. We have requested brokers, banks and nominees to forward proxy materials to the beneficial owners of our common stock. We have retained the proxy-soliciting firm of Morrow & Co., LLC to assist in the solicitation of proxies and provide related advice and informational support. If you have any questions or need assistance in voting your shares, please contact Morrow & Co., LLC toll free at (800) 662-5200; banks and brokers may call (203) 658-9400.

THIS PROXY STATEMENT IS DATED SEPTEMBER 9, 2008, AND IS FIRST BEING MAILED TO OCEANAUT SHAREHOLDERS ON OR ABOUT SEPTEMBER 9, 2008.

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ANNEXES

Annex A	Memorandum of Agreement relating to the ACHILLES II dated August 20, 2008 between Raman Investments Ltd., a guaranteed nominee of Oceanaut, Inc., as buyer, and Achilles Management S.A., as seller (the “ACHILLES II MOA”).
Annex B	Memorandum of Agreement relating to the IRIS II dated August 20, 2008 between Gavial Marine Corporation, a guaranteed nominee of Oceanaut, Inc., as buyer, and Iris Marine Carriers S.A., as seller (the “IRIS II MOA”).
Annex C	Memorandum of Agreement relating to the MEDI CEBU dated August 20, 2008 between Tunmore Shipholding Co., a guaranteed nominee of Oceanaut, Inc., as buyer, and Sea Triumph Maritime S.A., as seller (the “MEDI CEBU MOA”).
Annex D	Memorandum of Agreement relating to the THREE STARS dated August 20, 2008 between Skelton Maritime Ltd., a guaranteed nominee of Oceanaut, Inc., as buyer, and Three Stars Maritime S.A., as seller (the “THREE STARS MOA”).
Annex E	Addendum No. 1 to the ACHILLES II MOA dated September 5, 2008.
Annex F	Addendum No. 1 to the IRIS II MOA dated September 5, 2008.
Annex G	Addendum No. 1 to the MEDI CEBU MOA dated September 5, 2008.
Annex H	Addendum No. 1 to the THREE STARS MOA dated September 5, 2008.
Annex I	Commercial Management Agreement dated September 5, 2008.
Annex J	Technical Management Agreement dated September 5, 2008.
Annex K	Right of First Refusal and Corporate Opportunities Agreement dated September 5, 2008.
Annex L	Subordination Agreement dated September 5, 2008.
Annex M	Certificate of Designation of Mandatorily Redeemable Preferred Shares, Series A.
Annex N	Form of Amended and Restated Articles of Incorporation.

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SUMMARY OF THE MATERIAL TERMS OF THE BUSINESS COMBINATION

•	Oceanaut is a blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, vessel acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry. Its principal executive offices are located in Athens, Greece. See the section entitled, “Information About Oceanaut.”

•	Pursuant to the terms and conditions of the several MOAs, each dated as of August 20, 2008 and amended on September 5, 2008, by and among Oceanaut and the several sellers, Oceanaut, through its nominated subsidiaries, will acquire four dry bulk carriers. Each vessel will then be commercially and technically managed by Excel Maritime Carriers Ltd. and Maryville Maritime Inc., a wholly-owned subsidiary of Excel Maritime Carriers Ltd., respectively. See the section entitled, “Proposal 1 — The Vessel Acquisition Proposal.”

•	After careful consideration, Oceanaut’s board of directors has determined that the proposed vessel acquisition meets all of the conditions to the consummation of a business combination described in the prospectus for Oceanaut’s initial public offering.

•	To fund the vessel acquisition and related fees and expenses, Oceanaut will use substantially all of the funds from the trust account, up to $196 million from its debt financing and $15 million in proceeds from the sale of its Series A preferred stock to Excel Maritime Carriers Ltd. In addition, Oceanaut has agreed to sell shares of its Series A preferred stock to Excel Maritime Carriers Ltd. in an amount sufficient to fund the balance of the aggregate purchase price of the vessels, to the extent that funds in the trust account are used to pay public shareholders that exercise their conversion rights. See the sections entitled, “The Vessel Acquisition Proposal — Acquisition Debt Financing” and “— Series A Preferred Stock Financing.”

•	The vessel acquisition will be approved if: (a) a majority of the shares of Oceanaut’s common stock issued in its initial public offering and outstanding as of the record date that are present or represented at the meeting vote in favor of the vessel acquisition proposal; and (b) no more than approximately 29.99% of the public shares (or 5,624,999 shares of common stock) both vote against the vessel acquisition proposal and properly exercise their conversion rights. See the section entitled, “The Vessel Acquisition Proposal — Required Vote.”

•	Pursuant to the several MOAs, the initial closing is expected to take place as soon as practicable after Oceanaut obtains the approval of its shareholders on the vessel acquisition proposal. In addition, subsequent closings will take place upon delivery of the vessels that have not been delivered at the initial closing.

•	The MOAs shall automatically terminate if Oceanaut has not obtained the approval of its shareholders on the vessel acquisition proposal on or before October 31, 2008, unless the parties mutually agree to extend such date.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

What is being voted on?

There are three proposals on which you are being asked to vote.

The first proposal is to approve the acquisition of four dry bulk vessels under the terms of the four MOAs, each dated as of August 20, 2008 and amended on September 5, 2008, by and among Oceanaut, Oceanaut’s nominated subsidiaries, and the various sellers. We refer to this proposal as the vessel acquisition proposal, or Proposal 1. Pursuant to the terms and conditions of the MOAs, Oceanaut will acquire the vessels to be delivered at the initial closing and the vessels to be delivered at a subsequent closing from the sellers for an aggregate purchase price of $352 million in cash.

The second proposal is to approve the following amendments to Oceanaut’s amended and restated articles of incorporation: (1) “Article THIRD” would be amended by deleting the proviso at the end of the second sentence of “Article THIRD,” which deals with the dissolution and liquidation of Oceanaut in the event that Oceanaut does not consummate a business combination within the required time period, (2) “Article THIRD” would be further amended by deleting the third sentence of “Article THIRD,” which contains the requirement that all amendments to “Article THIRD” be approved by all of Oceanaut’s public shareholders, (3) “Article FIFTH” would be amended so that the text of the first paragraph and paragraphs A, B, C, D, E and G of “Article FIFTH” would be deleted in their entirety and paragraph F of “Article FIFTH” would be revised to remove the “F” designation from the beginning of the paragraph, (4) “Article FIFTH” would be amended as an additional protective provision to require the affirmative vote or consent of the holders of sixty-six and two-thirds percent (66 2/3%) of Oceanaut’s issued and outstanding shares of common stock to amend any provision of “Article FIFTH” and (5) the number designations of the remaining articles would be adjusted accordingly. We refer to this proposal as the amendment proposal, or Proposal 2.

The third proposal is to approve the adjournment of the special meeting to a later date or dates in the event that Oceanaut has not received the requisite shareholder vote to approve Proposal 1 or Proposal 2 so as to permit further solicitation of proxies. We refer to this proposal as the adjournment proposal, or Proposal 3.

Why is Oceanaut proposing the vessel acquisition and the amendments to the amended and restated articles of incorporation?

Oceanaut is a blank check company formed specifically for the purpose of acquiring, through a merger, capital stock exchange, vessel acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry, whose fair market value is equal to at least 80% of the net assets of Oceanaut. On March 6, 2007, our initial public offering of 18,750,000 units was consummated, generating aggregate gross proceeds of $150 million. We have agreed with the trustee to promptly adopt a plan of dissolution and liquidation and initiate procedures for our plan of dissolution and liquidation if we do not complete a business combination by March 6, 2009 (as extended by six months due to Oceanaut’s execution of a definitive agreement prior to September 6, 2008). Oceanaut believes that the dry bulk sector of the shipping industry currently provides the most attractive opportunities for a business combination. Management believes that the fleet of vessels to be purchased is well-diversified in terms of age, size and type of vessel, and the time charters in respect of the vessels that will commence upon delivery of the vessels to us are at attractive rates and will provide us with stable cash flow. Upon completion of the acquisition, we will have a fleet of three Panamax vessels and one Supramax vessels, with a combined cargo-carrying capacity of over 278,000 deadweight tons and an average age of approximately four years. All the vessels in the initial fleet will be under medium to long-term time charters, with an average term of 3 years, entered into (or, in certain cases, will be novated upon delivery of a vessel to Oceanaut) with world-class customers with high credit quality, such as Cargill, Inc., Mitsui O.S.K. Lines, Ltd. and COSCO Group.

Following the completion of the vessel acquisition, Oceanaut’s business strategy will be to focus on the long-term charter market, of which it believes there is a significant growth opportunity. Beyond the initial fleet acquired as part of the vessel acquisition, Oceanaut intends to attempt to significantly increase the capacity of its fleet in the near-term. Oceanaut will leverage its management’s extensive industry relationships as well as their proven expertise in making accretive fleet acquisition. Along with the fleet expansion, Oceanaut intends to continue to add charters with existing customers and other high credit quality counterparties. Oceanaut intends to operate a young, modern fleet with a portfolio age of less than ten years. In addition, Oceanaut intends to pay quarterly dividends to the holders of its common stock in amounts that will allow it to retain a portion of its cash flows to reinvest in its fleet or vessel or fleet acquisitions, or for debt repayment and dry-docking costs, as determined by its board of directors. As currently contemplated, Oceanaut will pay a quarterly dividend of at least $0.28 per share, or $1.12 per share per year, payable with respect to the fourth quarter of 2008 and quarterly thereafter.

If the vessel acquisition has been approved, then we will amend the provisions of Oceanaut’s amended and restated articles of incorporation that will no longer be applicable as a result of the consummation of our business combination.

Does Oceanaut’s board of directors recommend voting for the proposals?

Yes. After careful consideration, Oceanaut’s board of directors has determined that the vessel acquisition, the amendments to the amended and restated articles of incorporation and the adjournment proposal are in the best interests of Oceanaut and its shareholders and that the vessel acquisition is fair, from a financial point of view, to its shareholders. The board unanimously recommends that Oceanaut shareholders vote (i) “FOR” the vessel acquisition proposal, (ii) “FOR” the amendment proposal, and (iii) “FOR” the adjournment proposal. The members of the board have interests in the acquisition that are different from, or in addition to, your interests as a shareholder. For a description of such interests, please see the section entitled, “Proposal 1 — The Vessel Acquisition Proposal — Interests of Oceanaut’s Directors and Officers in the Acquisition.”

Did the directors of Oceanaut make a determination as to the value of the vessels?

Yes. Oceanaut’s board of directors valued the vessels in reliance on valuation reports generated by two independent and internationally-recognized ship appraisers.

Oceanaut’s directors determined that the acquisition was fair, from a financial point of view, to its shareholders and that the fair market value of the vessels is in excess of 80% of Oceanaut’s net assets of approximately $161,545,354 (excluding deferred underwriting discounts and commissions held in the trust account in the amount of $4.5 million) at the time of the execution of the definitive agreements for the acquisition.

For a discussion of the factors the board considered in making this determination, see the section entitled, “Proposal 1 — The Vessel Acquisition Proposal — Oceanaut’s Reasons for the Acquisition and Recommendation of the Oceanaut Board.”

What vote is required in order to approve the vessel acquisition proposal?

The acquisition will be approved if: (a) a majority of the shares of Oceanaut’s common stock issued in its initial public offering and outstanding as of the record date that are present or represented at the meeting vote in favor of the vessel acquisition proposal; and (b) no more than approximately 29.99% of the public shares (or 5,624,999 shares of common stock) both vote against the vessel acquisition proposal and properly exercise their conversion rights.

Each shareholder has the right to vote against the vessel acquisition proposal and, at the same time, demand that Oceanaut convert such shareholder’s shares into cash at the conversion price per share, which amount as of September 5, 2008 was equal to approximately $8.24 per share.

If the acquisition is not completed, then your shares will not be converted at this time, even if you so demanded. Oceanaut’s founding shareholders, including all of its directors and officers and their affiliates and related parties who purchased shares of common stock prior to or in Oceanaut’s initial public offering, presently own an aggregate of approximately 23.7% of Oceanaut’s outstanding shares of common stock. All of these shareholders have agreed to vote: (i) all of the shares of common stock they acquired prior to the initial public offering and private placement in the same way as the majority of the shares of common stock voted by the public shareholders with respect to the vessel acquisition proposal and (ii) any shares of common stock they may acquire in the future in favor of the vessel acquisition proposal.

What vote is required in order to approve the amendment proposal?

The approval of the amendments to the amended and restated articles of incorporation will require the affirmative vote of a majority of the shares of Oceanaut’s common stock issued and outstanding as of the record date.

What vote is required in order to approve the adjournment proposal?

The approval of the adjournment proposal, if presented, will require the affirmative vote of a majority of the shares of Oceanaut’s common stock issued and outstanding as of the record date that are present or represented at the meeting.

How do I vote?

As all of our public shares are held in “street name,” which means your shares are held of record by a broker, bank or nominee, you must provide the record holder of your shares with instructions on how to vote your shares by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope or by obtaining a proxy from the record holder authorizing you to vote your shares, attending the special meeting in person and voting your shares by submitting a ballot at the meeting.

What will happen if I abstain from voting or fail to vote?

An abstention, since it is not an affirmative vote in favor of a respective proposal but adds to the number of shares present in person or by proxy, (i) will have the same effect as a vote against the vessel acquisition proposal but will not have the effect of converting your shares into a pro rata portion of the trust account in which a substantial portion of the net proceeds of Oceanaut’s initial public offering are held, unless an affirmative election voting against the vessel acquisition proposal is made and an affirmative election to convert such shares of common stock is made on the proxy card and (ii) will have the same effect as a vote against each of the amendment proposal and the adjournment proposal. Failure to vote will not have the effect of converting your shares into a pro rata portion of the trust account.

A failure to vote and broker non-votes will have no impact upon the approval of the matters referred to in (i) and (ii) above, but as the amendment proposal requires a majority of all outstanding shares of common stock, a failure to vote and broker non-votes will have the effect of a vote against such proposal. Failure to vote will not have the effect of converting your shares into a pro rata portion of the trust account.

What do I do if I want to change my vote or revoke my proxy?

You may change your vote by ensuring the bank, broker, or other nominee who is the record owner of your shares sends a later-dated, signed proxy card to Eleftherios (Lefteris) Papatrifon at Oceanaut, but such later-dated proxy must be received by Oceanaut no later than 5:00 P.M., New York City time, on October 14, 2008 (the business day prior to the date of the special meeting of Oceanaut shareholders).

You also may revoke your proxy by ensuring your bank, broker or nominee sends a notice of revocation to Eleftherios (Lefteris) Papatrifon at Oceanaut, but such revocation must be received by Oceanaut no later than 5:00 P.M., New York City time, on October 14, 2008 (the business day prior to the date of the special meeting of Oceanaut shareholders). You may also change your vote or revoke your proxy by obtaining a proxy from the record holder of your shares authorizing you to vote your shares or revoke your proxy, attending the special meeting in person, requesting a ballot and voting at the special meeting or requesting return of your proxy, as applicable.

Will I receive anything in the vessel acquisition?

If you vote your shares for the vessel acquisition proposal and the acquisition is completed, you will continue to hold the Oceanaut securities that you currently own. If the acquisition is completed but you have voted your shares against the vessel acquisition proposal and have properly exercised your conversion rights, your Oceanaut shares will be cancelled and you will receive cash at the conversion price per share, which, as of September 5, 2008, was equal to approximately $8.24 per share.

How is Oceanaut paying for the acquisition?

The estimated sources and uses of funds necessary to consummate the acquisition, assuming delivery of the vessels takes place on October 31, 2008, are set forth in the following table:

Sources of Funds	Dollars	Uses of Funds	Dollars
	(In millions)		(In millions)

Debt financing(a)	$196.00	Vessel acquisition	$352.00
Funds from trust account(b)	160.32	Restricted cash balance(a)	10.00
Series A Preferred stock issue(c)	15.00	Deferred underwriting fees	4.50
		Legal fees and expenses(d)	1.25
		Printing and mailing expenses(d)	0.07
		Accounting fees and expenses(d)	0.03
		Marketing & other expenses(d)	0.35
		Working capital	3.12

Total sources	$371.32	Total uses	$371.32

(a)	Represents the maximum principal amount available to us under the credit facility to be obtained from HSH Nordbank AG and Commerzbank AG. Pursuant to the covenants under this credit facility, Oceanaut will be required to maintain $10 million as a cash reserve.

(b)	Represents the estimated amount of cash to be released from the trust account to us at the initial closing, assuming that no public shareholders exercise their conversion rights. Oceanaut has agreed to sell shares of its Series A preferred stock to Excel Maritime Carriers Ltd. in an amount sufficient to fund the balance of the aggregate purchase price of the vessels to be delivered at the initial closing and the vessels to be delivered at subsequent closings, to the extent that funds in the trust account are used to pay public shareholders that exercise their conversion rights. See the section entitled, “The Vessel Acquisition Proposal — Series A Preferred Stock Financing.”

(c)	Represents the proceeds received by us from our sale and issuance to Excel Maritime Carriers Ltd. of 1,500 shares of our Series A preferred stock at a purchase price of $10,000 per share to fund the balance of the aggregate purchase price of the vessels. See the section entitled, “The Vessel Acquisition Proposal — Series A Preferred Stock Financing.”

(d)	Represents estimated fees and expenses for legal and financial advisory services incurred and to be incurred in connection with the acquisition, including deferred legal fees of approximately $1.250 million, costs for marketing and other related services of approximately $0.355 million and other required printing and administrative costs totaling approximately $0.095 million.

Did any of Oceanaut’s existing shareholders, officers or directors purchase securities in or after its initial public offering?

No, however, in light of the current market environment, we believe that Excel, our officers and directors and/or their affiliates will likely purchase Oceanaut common stock or warrants in open market purchases or privately negotiated purchases. Any such purchases will be made during a period when they are not aware of any material nonpublic information regarding Oceanaut, and in compliance with the insider trading provisions of Oceanaut’s Code of Ethics. Any such purchases will comply with Rule 10b-18 and other applicable securities laws. Such purchases may take into consideration whether the prospective seller has indicated an intention to vote against the vessel acquisition. Excel, our officers and directors, and/or their affiliates, have agreed to vote all of such shares acquired by them following the initial public offering in favor of the vessel acquisition proposal.

The purchases of common stock by Excel, our officers and directors and/or their affiliates will impact the shareholder vote in favor of the vessel acquisition proposal and, as described elsewhere herein, such persons may have interests in the business combination that are different from the interest of our other shareholders. In open market purchases, Excel, our officers and directors and/or their affiliates may be purchasing common stock from shareholders who (unknown to such purchasers) may have otherwise voted against the vessel acquisition proposal. In private transactions with large block holders, Excel or our affiliates will be purchasing common stock from shareholders who may have intended to vote against the vessel acquisition proposal. Further, these block holders may, together, own more than 30% of the outstanding shares of Oceanaut common stock issued in the IPO or open market shares. Accordingly, such purchases make it more likely — but not assured — that: (i) a majority of shares voted at the meeting will be voted in favor of the vessel acquisition proposal, and (ii) that the 30% threshold of shareholders that must exercise their conversion rights in order to defeat the vessel acquisition proposal and cause the liquidation of the company would not be reached.

What are my conversion rights in connection with the acquisition?

You have the right to vote against the vessel acquisition proposal and demand that Oceanaut convert all (and not less than all) of your public shares into cash at the conversion price per share. See “The Oceanaut Special Meeting — Conversion Rights.”

How do I exercise my conversion rights?

If you wish to exercise your conversion rights, you must vote against the vessel acquisition proposal and, prior or contemporaneously with your vote against the vessel acquisition proposal, affirmatively demand that Oceanaut convert all (and not less than all) of your shares. Any action that does not include a vote against the vessel acquisition proposal will prevent you from exercising your conversion rights. If, notwithstanding your vote, the acquisition is completed, then you will be entitled to receive cash at the conversion price per share. As of September 5, 2008, the conversion price per share was approximately $8.24. If you exercise your conversion rights, then you will be irrevocably exchanging your shares of common stock for cash and will no longer own those shares of common stock. You may only demand that Oceanaut convert your shares by checking the box on the proxy card and, at the same time, ensuring your bank or broker complies with the requirements identified below. You will only be entitled to receive cash for those shares if you continue to own those shares through the initial closing date of the vessel acquisition. If the vessel acquisition is not completed, then your shares will not be converted at this time, even if you so demanded. See the section entitled, “The Oceanaut Special Meeting — Conversion Procedures.”

What additional conversion procedures are required if my shares are held in “street name”?

All of our public shares are held in “street name.” Accordingly, your bank or broker must, by 5:00 P.M., New York City time, on October 14, 2008, the business day prior to the special meeting, electronically transfer your shares to the DTC account of Continental Stock Transfer & Trust Company, our stock transfer agent, and provide Continental Stock Transfer & Trust Company with the necessary stock powers, written instructions that you want to convert your shares and a written certificate addressed to Continental Stock Transfer & Trust Company stating that you were the owner of such shares as of the record date, you have owned such shares since the record date and you will continue to own such shares through the initial closing of the vessel acquisition. If your bank or broker does not provide each of these documents to Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004, attn: Mark Zimkind, tel. 212-845-3287, fax 212-616-7616 by 5:00 p.m., New York City time, on October 14, 2008, the business day prior to the special meeting, your shares will not be converted.

If you demand conversion of your shares, and later decide that you do not want to convert such shares, your bank or broker must make arrangements with Continental Stock Transfer & Trust Company, at the telephone number stated above, to withdraw the conversion. To be effective, withdrawals of shares previously submitted for conversion must be completed prior to the commencement of the special meeting.

Continental Stock Transfer & Trust Company can assist with this process. We urge shareholders who may wish to exercise their conversion rights to promptly contact the account executive at the organization holding their account to accomplish these additional procedures. If such shareholders fail to act promptly, they may be unable to timely satisfy the conversion requirements.

If I exercise my conversion rights, may I still exercise my warrants?

If you convert your shares of common stock, you will still have the right to exercise any warrants you own in accordance with their terms.

What are the U.S. federal income tax consequences of exercising my conversion rights?

Subject to the discussion of passive foreign investment companies (“PFIC”) below, if you properly exercise your conversion rights and the acquisition is completed, you will generally be required to recognize capital gain or loss upon the conversion of your shares of common stock into cash if such shares were held as a capital asset on the date of acquisition. Such gain or loss will be measured by the difference between the amount of cash you receive and your tax basis in your converted shares of common stock.

Based upon its projected income, assets and activities, Oceanaut expects that it will not be treated for United States federal income tax purposes as a PFIC for the 2008 taxable year, though it expects to be so treated for 2006 and 2007. Accordingly, it is not anticipated that special rules will apply to U.S. Holders (as defined in “Tax Considerations — Material U.S. Federal Income Tax Consequences — United States Federal Income Taxation of U.S. Holders — Passive Foreign Investment Company Status and Significant Tax Consequences”) owning Oceanaut common stock who properly exercise their conversion rights and who do not make a QEF election (as defined in “Tax Considerations — Material U.S. Federal Income Tax Consequences — United States Federal Income Taxation of U.S. Holders — Passive Foreign Investment Company Status and Significant Tax Consequences”) for 2008. See the discussion in “Tax Considerations — Material U.S. Federal Income Tax Consequences — United States Federal Income Taxation of U.S. Holders — Passive Foreign Investment Company Status and Significant Tax Consequences.

What happens to the funds deposited in the trust account on consummation of the vessel acquisition?

On consummation of the vessel acquisition, any funds remaining in the trust account after payment of amounts, if any, to shareholders properly exercising their conversion rights, will be used to partially fund the acquisition. If the initial closing takes place on October 31, 2008, we anticipate that a maximum amount of approximately $155,822,594 (net of deferred underwriting discounts and commissions of $4,500,000) may be available on consummation of the acquisition assuming that none of the public shareholders vote against the vessel acquisition proposal and convert their shares into cash. A minimum amount of $110,627,333 (net of deferred underwriting discounts and commissions of approximately $3,150,000) would be available on consummation of the acquisition assuming that public shareholders owning 5,624,999 shares, the maximum number of shares that can be converted, both vote against the vessel acquisition proposal and convert their shares into cash at the conversion price per share. Oceanaut has agreed to sell shares of its Series A preferred stock to Excel Maritime Carriers Ltd. in an amount sufficient to fund the balance of the aggregate purchase price of the vessels to be delivered at the initial closing and the vessels to be delivered at subsequent closings, to the extent that funds in the trust account are used to pay public shareholders that exercise their conversion rights. See the section entitled “Summary of the Proxy Statement- Series A Preferred Stock Financing.”

What are the interests of Oceanaut’s directors and officers and Excel in the transaction?

Because each of our independent directors will be entitled to receive $75,000 in cash per year for their board service, accruing pro rata from the start of their service on our board of directors and payable only upon the successful completion of a business combination, the financial interest of our independent directors could influence their motivation in selecting a target business. Further, our independent directors will continue to serve as independent directors of Oceanaut and Mr. Gabriel Panayotides will continue to serve as our Chairman, President and Chief Executive Officer. We are actively searching for a new Chief Financial Officer; however, Mr. Papatrifon will continue with us as acting Chief Financial Officer until such time as we identify a suitable candidate. In addition, it is expected that Mr. Stamatis Molaris, the President and Chief Executive Officer of Excel, will be appointed as a member of our board of directors either at the initial closing date or soon thereafter. Thus, the financial interest of such individuals may influence their motivation when determining whether a particular business combination is in our shareholders’ best interest and securing payment of such fees. Thus, they may be faced with a conflict of interest when determining whether a particular business combination is in our shareholders’ best interest. If conflicts arise, they may not necessarily be resolved in our favor.

Since Excel owns shares of our common stock which will be released from escrow (or from transfer restrictions under a lock-up agreement in the case of the insider units purchased in the private placement) only if a business combination is successfully completed and owns warrants which will expire worthless if a business combination is not consummated, and upon the successful completion of a business combination may earn substantial fees pursuant to arrangements with us for the provision of technical ship management services, as further discussed below, our board may have a conflict of interest in determining whether a particular target acquisition is appropriate to effect a business combination. The financial interests of Excel may influence the motivation of our common officers and directors in identifying and selecting a target business, timely completing a business combination and securing the release of Excel’s stock.

Approximately $6,018,750 of Excel’s investment in us will be lost if we do not consummate a business combination. This amount is comprised of consideration paid for the founding shares and founding warrants, insider units (500,000 of which do not have liquidation rights) and insider warrants. These amounts are in addition to (i) a maximum of approximately $75,000 in fees and expenses for our dissolution and liquidation, which Excel has agreed to pay in the event we do not have sufficient funds outside of the trust account to pay for such expenses, and (ii) claims made against the trust account by creditors who have not executed waivers of claims.

In addition, Oceanaut has entered into Technical and Commercial Management Agreements with Maryville Maritime Inc., or Maryville, and Excel Maritime Carriers Ltd., as technical and commercial managers, respectively, of all vessels to be owned by all of Oceanaut’s subsidiaries. Maryville is a wholly-owned subsidiary of, and provides technical management services to, Excel, a principal shareholder of Oceanaut. Gabriel Panayotides, Stamatis Molaris, Eleftherios Papatrifon and George Agadakis are each a director and/or officer of Excel, and Mr. Agadakis is also the general manager of Maryville. Maryville is entitled to receive a monthly fee of $18,000 per vessel, which fee may be increased annually by an amount equal to the percentage change in the CPI-U published by the United States Department of Labor from time to time. The Technical Management Agreement is for a term of three years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period. Under the terms of the Commercial Management Agreement, Excel is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. Since the vessels being purchased are currently subject to time charters, Excel will be entitled to such commissions once the current time charters expire and Excel seeks and negotiates new employment for the vessels. The Commercial Management Agreement is for a term of three years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

In addition, in the event that we are unable to satisfy certain conditions under the MOA for the M/V MEDI CEBU, Excel has agreed to acquire that vessel for $72.5 million. As security for the performance of this obligation, Excel has to provide the seller of the M/V MEDI CEBU a bank guarantee in the amount of $7,250,000, which guarantee will remain in place until either we are able to satisfy our obligations under the governing MOA or Excel replaces such guarantee with $7,250,000 (equivalent to the 10% standard deposit for vessel purchases).

Given the overlap in management, how do Excel and Oceanaut plan to manage potential conflicts of interest in pursuing business opportunities after Oceanaut’s business combination?

Because of the overlap between Excel and us in terms of business opportunities in the dry bulk sector of the shipping industry after the consummation of our business combination, we have entered into a right of first refusal and corporate opportunities agreement which provides that, commencing on the date of the consummation of our business combination and extending until the fifth anniversary of the date of such agreement, Excel will provide us with a right of first refusal on any of the (a) acquisition, operation, and chartering-in of any dry bulk carrier that is subject to a time or bareboat charter-out having a remaining duration, excluding any extension options, of at least four years, or a qualifying contract, and (b) sale or other disposition of any dry bulk carrier owned or chartered-in by Excel and that is subject to a qualifying contract, subject to certain permitted exceptions as outlined in the Right of First Refusal and Corporate Opportunities Agreement attached hereto as Annex K.

Decisions by us to release Excel to pursue any specific business opportunity that is subject to our right of first refusal will be made by a majority of our independent (i.e., disinterested) directors.

Although we have entered into the business opportunity right of first refusal agreement, we are permitted to, and will, consider suitable opportunities outside the parameters of our agreement with Excel. We have entered into this agreement primarily to provide (i) greater certainty to the process by which we manage any potential conflicts of interest and (ii) each of our and Excel’s management with guidelines to permit each of them to fully and properly discharge their respective duties to each of us and Excel, where implicated.

What happens if the vessel acquisition is not consummated?

If the vessel acquisition is not consummated, Oceanaut’s amended and restated articles of incorporation will not be amended and Oceanaut will continue to search for a target business to acquire. However, Oceanaut will be liquidated if it does not consummate a business combination by March 6, 2009. If a liquidation were to occur by approximately March 6, 2009, Oceanaut estimates that approximately $2,026,074 in interest would accrue on the amounts that are held in trust for the period from September 5, 2008 until March 6, 2009, at an assumed interest rate of 2.5% per annum, which would yield a trust balance of approximately $161,718,444, or $8.35 per share. This amount, less any liabilities not indemnified by certain members of Oceanaut’s board and not waived by the creditors, would be distributed to the holders of the 18,750,000 shares of common stock purchased in Oceanaut’s initial public offering and to Excel with respect to 625,000 shares of common stock included in its insider units. However, there can be no assurance that we will be able to invest the amounts in the trust account at such interest rate and accordingly, the liquidation value per share may be less than $8.35 per share.

Separately, Oceanaut estimates that the dissolution process would cost approximately $75,000 and that Oceanaut would be indemnified for such costs by Excel. In the event that Excel is unable to satisfy its indemnification obligation or in the event that there are subsequent claims such as subsequent non-vendor claims for which Excel has no indemnification obligation, the amount ultimately distributed to shareholders may be reduced even further. However, Oceanaut currently has no basis to believe there will be any such liabilities or to provide an estimate of any such liabilities. See the section entitled “Risk Factors” for a further discussion with respect to amounts payable from the trust account.

When do you expect the vessel acquisition to be completed?

It is currently anticipated, pursuant to the several MOAs, that the initial closing will take place as soon as practicable after we have obtained shareholder approval of the vessel acquisition depending on the vessels’ then current itineraries. In addition, subsequent closings will take place upon delivery of the vessels that have not been delivered at the initial closing. The MOAs shall automatically terminate if we have not obtained the approval of our shareholders on the vessel acquisition and amendment proposals on or before October 31, 2008, unless the parties mutually agree to extend such date.

What is the anticipated dividend policy of Oceanaut?

After consummation of the vessel acquisition, Oceanaut intends to pay a quarterly dividend of at least $0.28 per share, or $1.12 per share per year, payable with respect to the fourth quarter of 2008 and quarterly thereafter, to the holders of Oceanaut’s common stock. Oceanaut intends to distribute a portion of its cash flow to its shareholders, while retaining cash flow for reinvestment in its business. Retained cash flow may be used to fund vessel or fleet acquisitions, make debt repayments and for other purposes, as determined by Oceanaut’s management and board of directors. Oceanaut’s dividend policy reflects its judgment that by reinvesting cash flow in its business, it will be able to provide value to its shareholders by enhancing its long-term dividend paying capacity. Oceanaut’s objectives are to increase distributable cash flow per share through acquisitions of additional vessels beyond its initial fleet of four vessels. Oceanaut cannot assure you that it will be successful in achieving these objectives. The payment of dividends is not guaranteed or assured and may be discontinued at the sole discretion of the board of directors and may not be paid in the anticipated amounts and frequency set forth in this proxy statement. The declaration and payment of any dividend is subject at all times to the discretion of Oceanaut’s board of directors and will depend on, among other things, its earnings, financial condition and anticipated cash requirements and availability, additional acquisitions of vessels, restrictions under its credit facility, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, required capital and drydocking expenditures, reserves established by its board of directors, increased or unanticipated expenses, a change in its dividend policy, additional borrowings or future issuances of securities and other factors, many of which will be beyond its control. The board of directors will continually review its dividend policy and make adjustments that it believes appropriate. Please see “Dividend Policy” for more information.

Will Excel Maritime Carriers Ltd. be entitled to the same dividends with respect to its founding shares as the common stock held by the public shareholders after the initial closing?

No. Excel and our current directors and officers have agreed that 5,578,125 of their shares of common stock acquired prior to Oceanaut’s initial public offering will become subordinated shares after the vessel acquisition. The terms of the subordinated shares are intended to provide added assurance that Oceanaut will be able to pay regular quarterly dividends on its common stock other than the subordinated shares equal to its base dividend of $0.28 per share. In general, during the subordination period, Oceanaut will pay quarterly dividends on its common stock, including the subordinated shares, from its operating surplus (as defined in this proxy statement) in the following manner:

first, 100% to all shares of common stock other than the subordinated shares, pro rata, until each such outstanding share of common stock has been paid an amount equal to the applicable base dividend for that quarter;

second, 100% to all shares of common stock other than the subordinated shares, pro rata, until they have received any unpaid arrearages in the base dividend for prior quarters during the subordination period;

third, 100% to all subordinated shares, pro rata, until each outstanding share of common stock has been paid an amount equal to the applicable dividend for that quarter;

after that, 100% to all shares of common stock, including the subordinated shares, pro rata.

Notwithstanding the foregoing, subordinated shares will not be entitled to receive dividends prior to those paid with respect to the second quarter of 2010. If Excel transfers or disposes of any subordinated shares during the subordination period, the transferee shall remain subject to the same subordination provisions pursuant to the terms of the Subordination Agreement entered into by Oceanaut and Excel.

The subordination period will extend until the earlier to occur of (i) the first day after the quarter ending September 30, 2013, provided that Oceanaut has paid a dividend in the amount at least equal to the base quarterly dividend of at least $0.28 per share on all shares of Oceanaut common stock, including the subordinated shares, for the immediately preceding four-quarter period, and (ii) the day immediately preceding the occurrence of a change of control.

Notwithstanding the foregoing, the subordination period will end on the first day after the quarter ending March 31, 2011 if the above test is met and the quarterly base dividend increases by 30% to $0.365 on all shares of common stock, including the subordinated shares.

Who can help answer my questions?

If you have questions about the proposals or the special meeting, you may write or call Oceanaut, Inc. at 17th Km National Road Athens-Lamia & Finikos Street, 145 64 Nea Kifisia, Athens, Greece, telephone +30-210-620-9520, Attention: Eleftherios (Lefteris) Papatrifon.

SUMMARY OF THE PROXY STATEMENT

This summary is being provided to discuss the material items with respect to the proposals, which is described in detail elsewhere in this proxy statement. You should carefully read this entire proxy statement and the other documents to which this proxy statement refers. See the section entitled, “Where You Can Find More Information.”

The Company

Oceanaut is a blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, vessel acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry. If the vessel acquisition is approved and completed, we will have a fleet of three Panamax vessels and one Supramax vessel, with a combined cargo-carrying capacity of over 278,000 deadweight tons and an average age of approximately four years. All the vessels in the initial fleet will be under medium to long-term time charters, with an average term of 3 years, entered into (or, in certain cases, will be novated upon delivery of a vessel to Oceanaut) with world-class customers with high credit quality, such as Cargill, Incorporated, Mitsui O.S.K. Lines, Ltd. and the COSCO Group. Following the completion of the vessel acquisition, Oceanaut’s business strategy will be to focus on the long-term charter market, of which it believes there is a significant growth opportunity. Beyond the initial fleet acquired as part of the vessel acquisition, Oceanaut intends to attempt to significantly increase the capacity of its fleet in the near-term. Oceanaut will leverage its management’s extensive industry relationships as well as their proven expertise in making accretive fleet acquisition. Along with the fleet expansion, Oceanaut intends to continue to add charters with existing customers and other high credit quality counterparties. Oceanaut intends to operate a young, modern fleet with a portfolio age of less than ten years. In addition, Oceanaut intends to pay quarterly dividends to the holders of its common stock in amounts that will allow it to retain a portion of its cash flows to reinvest in its fleet or vessel or fleet acquisitions, or for debt repayment and dry-docking costs, as determined by its board of directors. As currently contemplated, Oceanaut will pay a quarterly dividend of at least $0.28 per share, or $1.12 per share per year, payable with respect to the fourth quarter of 2008 and quarterly thereafter.

The principal executive office of Oceanaut is located at 17th Km National Road Athens-Lamia & Finikos Street, 145 64 Nea Kifisia, Athens, Greece, telephone +30-210-620-9520.

The Sellers

The sellers are: Achilles Management S.A., Iris Marine Carriers S.A., Sea Triumph Maritime S.A., and Three Stars Maritime S.A., each a company organized under the laws of Panama.

The Vessel Acquisition Proposal

Oceanaut is proposing to purchase four dry bulk carriers pursuant to four separate MOAs from the sellers for an aggregate purchase price of $352 million in cash. See the section entitled “The Acquisition Agreement — Acquisition Consideration; Funding.”

Oceanaut plans to complete the acquisition as soon as practicable, provided that:

•	Oceanaut’s shareholders have approved the vessel acquisition proposal;

•	public shareholders owning no more than approximately 29.99% of the Oceanaut public shares, or 5,624,999 shares of common stock, vote against the vessel acquisition proposal and properly exercise their conversion rights; and

•	the other conditions specified in the MOAs have been satisfied or waived.

The MOAs and the amendments thereto are included as Annex A through Annex D and Annex E through Annex H, respectively, attached to this proxy statement. We encourage you to read the MOAs in their entirety. See the section entitled, “The Acquisition Agreements.”

Debt Financing

On August 22, 2008, we entered into a commitment letter with HSH Nordbank AG and Commerzbank AG, as lenders, that, subject to the approval of Proposal 1, will provide Oceanaut with a credit facility of up to $196 million having a final maturity of ten years and secured by the vessels to be purchased by Oceanaut as well as by joint and several guarantees by all nominated subsidiaries, a guarantee by Excel, assignment of time charter earnings, insurances and future earnings and other customary forms of security. Upon signing the commitment letter, we are required to pay a commitment fee of 0.40% per annum, payable quarterly in arrears, on the committed but undrawn portion of the loan, an upfront fee of 0.85% on the initial closing date, a non-refundable walk away fee of $150,000, which amount is due even if the shareholders do not approve the vessel acquisition and which amount will be deducted from the upfront fee, and an agency fee of $50,000 per annum payable annually in advance.

We expect to drawdown up to the maximum principal amount of $196 million available under our credit facility to partially fund the acquisition of the vessels. Upon fulfillment of all conditions precedent under the credit facility agreement, the amounts available under the credit facility can be drawn in up to four tranches until December 30, 2008, after which any amounts not drawn down shall be automatically cancelled. The amounts drawn down under the credit facility shall be repaid in 40 consecutive quarterly installments plus one balloon payment with the last installment, with a final maturity date of ten years from the date of initial borrowing.

Our loan is expected to be effective as of the initial closing date, and bear interest at LIBOR plus an initial margin of 1.65% per annum until the third anniversary of the initial borrowing date and thereafter a subsequent margin in an amount as negotiated between the lenders and us. If we cannot reach a mutually agreed upon amount for the subsequent margin with the lenders prior to the third anniversary of the initial borrowing date, then we must repay the outstanding amount drawn down under the facility plus accrued and outstanding interest. In addition, the credit facility agreement requires mandatory prepayment of all or a portion of the outstanding amount drawn down under the facility upon a sale or total loss of any of the vessels or upon a violation of a collateral maintenance requirement that the aggregate fair market value of the vessels be no less than 135% of the aggregate amount of funds drawn down under the facility.

The commitment letter provides flexibility to change the pricing, terms and structure of the credit facility to the extent such changes are advisable to ensure a successful syndication of the credit facility.

Our loan will contain customary financial covenants as well as the requirements to maintain: (i) the ratio of EBITDA to interest expense on a trailing four quarter basis of at least 2.5 to 1.0, (ii) a minimum market adjusted net worth of $75,000,000, (iii) a minimum liquidity of $10,000,000 and (iv) an average vessel fair market value of at least 135% of the aggregate amount of funds drawn down under the facility. Our loan will also contain general covenants, including requirements that: (i) so long as the public warrants have not been exercised, Excel always retain a minimum of 20% of the issued and outstanding shares of our common stock; (ii) once the public warrants have been exercised, Excel retain a minimum of 15% of the issued and outstanding shares of our common stock and (iii) we enter into hedging transactions for 75% of the amount outstanding under the credit facility until the third anniversary of the initial borrowing date. Following the completion of the business combination, Oceanaut expects to be able to comply with all of these covenants.

Series A Preferred Stock Financing

Oceanaut has agreed to sell up to $62 million in shares of its Series A preferred stock to Excel Maritime Carriers Ltd., of which $15 million shall be used to finance a portion of the aggregate purchase price of the vessels, and up to $47 million of which shall be used to fund the balance of the aggregate purchase price of the vessels, to the extent that funds in the trust account are used to pay public shareholders that exercise their conversion rights.

In accordance with its amended and restated articles of incorporation, Oceanaut’s board of directors will establish and issue shares of the Series A preferred stock which will have the following terms:

Ranking.  The Series A preferred stock will rank senior to the common stock and any class of equity securities issued by Oceanaut which do not by their terms expressly provide that they are senior to the Series A preferred stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up of Oceanaut.

Dividends.  Cash dividends on shares of the Series A preferred stock are payable when and as authorized by the board of directors of Oceanaut, and will be equal to three-month LIBOR plus a spread of 2.25% per annum of the original issue price of $10,000 per share, payable quarterly on the last day of each fiscal quarter or at such other times as the board of directors shall determine.

Liquidation Preference.  In the event of a liquidation of Oceanaut’s assets, the holders of shares of the Series A preferred stock will be entitled to receive, prior and in preference to any distribution of the proceeds of the liquidation to holders of common stock (or any junior series of preferred shares) by reason of their ownership thereof, an amount per share equal to the sum of the original issue price of $10,000 per share plus accrued but unpaid dividends on such shares.

Redemption.  All shares of Series A preferred stock will be mandatorily redeemable by Oceanaut on the third anniversary of the date of the initial closing of the vessel acquisition or, if earlier, upon a change of control (as defined below), in each case, at a cash redemption price of $10,000 per share plus all accrued and unpaid dividends to the redemption date, provided that Oceanaut and Excel may agree in writing that Oceanaut redeem all or part of the shares of Series A preferred stock for shares of Oceanaut’s common stock determined by dividing the amount that would otherwise be paid in cash by the fair market value of the common stock. Oceanaut will also be required to redeem shares of Series A preferred stock from time to time in part upon receipt of cash proceeds from the exercise of any warrants presently existing or hereinafter issued by Oceanaut, provided that Oceanaut and Excel may agree in writing that Oceanaut redeem all or part of the shares of Series A preferred stock for shares of Oceanaut’s common stock determined by dividing the amount that would otherwise be paid in cash by the fair market value of the common stock. Shares of the Series A preferred stock will otherwise be redeemable in whole or in part at the option of Oceanaut at a cash redemption price of $10,000 per share plus all accrued and unpaid dividends to the redemption date. “Change of control” means the occurrence of any of the following:

(A) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the company’s assets, properties or business;

(B) the adoption by Oceanaut’s board of directors of a plan of liquidation of the company;

(C) the consummation of any transaction, or a series of related transactions (including, without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) other than Excel becomes the beneficial owner, directly or indirectly, of more than 3,684,375 (as adjusted for stock splits, stock dividends or similar events) of Oceanaut’s shares of any class or series entitled to vote generally in the election of directors, measured by voting power rather than number of shares, and such number of shares held exceeds the voting power of Excel;

(D) if, at any time, Oceanaut becomes insolvent, admits in writing its inability to pay its debts as they become due, commits an act of bankruptcy, is adjudged or declared bankrupt or makes an assignment for the benefit of creditors, a proposal or similar action under the bankruptcy, insolvency or other similar laws of the Marshall Islands or any applicable jurisdiction or commences or consents to proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction;

(E) a change in directors after which a majority of the members of the board of directors are not, as of any date of determination, (1) the members of the board of directors immediately after the completion of Oceanaut’s initial business combination; or (2) members who have been nominated for election or elected to the board of directors with the approval of a majority of the directors then in office who were either directors immediately after the completion of the business combination or whose nomination or election was previously so approved; or

(F) the consolidation of the company with, or the merger or consolidation of Oceanaut with or into, any “person,” or the consolidation of any “person” with, or the merger or consolidation of any “person” with or into, Oceanaut, in any such event pursuant to a transaction in which any of the outstanding common shares are converted into or exchanged for cash, securities or other property or receive a payment of cash, securities or other property, other than any such transaction where the company’s voting stock outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee “person” constituting at least a majority of the outstanding shares of such voting stock of such surviving or transferee “person” immediately after giving effect to such issuance.

Non-Voting.  Except as required by law, the holders of shares of Series A preferred stock have no voting rights.

Not Convertible.  The Series A preferred stock is not convertible into common stock.

Conversion Rights

Pursuant to Oceanaut’s amended and restated articles of incorporation, a public shareholder who votes against the acquisition may demand that Oceanaut convert his public shares into cash at the conversion price per share. If you properly exercise your conversion rights, then you will be irrevocably exchanging your shares of common stock for cash and will no longer own those shares of common stock. Based on the amount of cash held in the trust account as of September 5, 2008, without taking into account any interest accrued after such date, you will be entitled to convert each public share that you own into approximately $8.24. You may only demand that Oceanaut convert your shares by checking the box on the proxy card and, at the same time, ensuring your bank or broker complies with the requirements identified elsewhere herein. You will only be entitled to receive cash for those shares if you continue to own those shares through the initial closing date of the acquisition.

If you convert your shares of common stock, you will still have the right to exercise any warrants you own in accordance with their terms.

If the acquisition is not completed, then your shares will not be converted at this time, even if you so demanded. The acquisition will not be completed if public shareholders owning more than approximately 29.99% of the public shares (or 5,624,999 shares of common stock) both vote against the vessel acquisition proposal and properly exercise their conversion rights.

The Amendment Proposal

Oceanaut is seeking shareholder approval to amend Oceanaut’s amended and restated articles of incorporation. Any amendment will not become effective unless and until the vessel acquisition is completed. The material terms of such amendments are as follows: (1) “Article THIRD” of Oceanaut’s articles of incorporation would be amended by deleting the proviso at the end of the second sentence of “Article THIRD,” which deals with the dissolution and liquidation of Oceanaut in the event that Oceanaut does not consummate a business combination within the required time period, (2) “Article THIRD” of Oceanaut’s articles of incorporation would be further amended by deleting the third sentence of “Article THIRD,” which contains the requirement that all amendments to “Article THIRD” be approved by all of Oceanaut’s public shareholders, (3) “Article FIFTH” of Oceanaut’s articles of incorporation would be amended so that the text of paragraphs A, B, C, D, E and G of “Article FIFTH” would be deleted in their entirety and paragraph F of “Article FIFTH” would be revised to remove the “F” designation from the beginning of the paragraph, (4) “Article FIFTH” would be amended as an additional protective provision to require the affirmative vote or consent of the holders of sixty-six and two-thirds percent (66 2/3%) of the company’s issued and outstanding shares of common stock to amend any provision of “Article FIFTH” and (5) the number designations of the remaining articles would be adjusted accordingly.

The Adjournment Proposal

You are also being asked to vote for the adoption and approval of a proposal to allow Oceanaut to adjourn the special meeting and to permit further solicitation and vote of proxies in the event that Oceanaut has not received the requisite shareholder vote to approve any of the vessel acquisition proposal or the amendment proposal. Notice of any adjournment may be sent to each Oceanaut shareholder by mail, facsimile or other electronic means of communication. In the event the special meeting is adjourned, Oceanaut’s board of directors may fix a new record date for the adjourned special meeting, in which case, a notice of the adjourned special meeting will be given to each Oceanaut shareholder of record on the new record date. If you transfer your shares of Oceanaut common stock prior to such new record date, then you may not be entitled to vote on the proposals. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow Oceanaut shareholders who have already sent in their proxies to revoke them at any time before they are voted at the adjourned special meeting.

Stock Ownership

There are 24,562,500 issued and outstanding shares of Oceanaut common stock. Excel, certain of Oceanaut’s directors and officers, and their affiliates and related parties who currently own an aggregate of approximately 22.7% of Oceanaut’s outstanding shares, have agreed to vote: (i) all of the shares of common stock they acquired prior to the initial public offering and private placement in the same way as the majority of the shares of common stock voted by the public shareholders with respect to the vessel acquisition proposal and (ii) any shares of common stock they may acquire in the future in favor of the vessel acquisition proposal.

The following table sets forth information as of September 5, 2008, regarding the beneficial ownership of shares of common stock as of the record date, by each person known by us to own beneficially 5% or more of our outstanding common stock, each of our directors and officers, and all of our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Amount
	and Nature		Percentage of
	of		Outstanding
	Beneficial		Common
Name and Address of Beneficial Owner(1)(2)	Ownership(2)		Stock

Excel Maritime Carriers Ltd.(3)	4,640,625	(9)	18.9%
QVT Finance LP(4)	3,454,685	(10)	14.1%
QVT Finance GP LLC(4)	3,454,685	(10)	14.1%
Satellite Asset Management, L.P.(5)	2,617,982	(11)	10.7%
Satellite Fund Management, LLC(5)	2,617,982	(11)	10.7%
Fir Tree, Inc.(6)	1,960,000	(12)	8.0%
Sapling LLC(6)	1,880,438	(12)	7.7%
Andrew Weiss(7)	1,860,400	(13)	7.6%
QVT Associates GP LLC(4)	1,658,143	(10)	6.8%
QVT Overseas Ltd.(4)	1,479,950	(10)	6.0%
Weiss Asset Management, LLC(7)	1,365,412	(13)	5.6%
Millenco LLC(8)	1,352,222	(14)	5.5%
Satellite Overseas Fund, Ltd.(5)	1,264,575	(11)	5.1%
Gabriel Panayotides	351,562	(15)	1.4%
Eleftherios (Lefteris) A. Papatrifon	234,375	(16)	1.0%
George Agadakis	234,375	(17)	1.0%
Ismini Panayotides	117,188	(18)	*
Jesper Jarlbaek	0		*
Kevin G. Oates	0		*
Yannis Tsamourgelis	0		*
All directors and executive officers as a group (8 individuals)	937,500	(19)	3.8%

*	less than one (1%) percent

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Excel Maritime Carriers Ltd., 17th Km National Road Athens-Lamia & Finikos Street, 145 64 Nea Kifisia, Athens, Greece.

(2)	Pursuant to the rules established under the Securities Exchange Act of 1934, as amended, the foregoing parties may be deemed to be a “group,” as defined in Section 13(d) of such Act, by virtue of their affiliation with Excel Maritime Carriers Ltd.

(3)	Argon S.A. is the record owner of 5,032,520 Class A common shares of Excel pursuant to a trust, whose beneficiary is Starling Trading Co. Ms. Ismini Panayotides, the daughter of our Chairman and our current Vice President of Project Development, is the sole shareholder of Starling Trading Co. Ms. Panayotides has no power of voting or disposition of these shares and, with Mr. Panayotides, disclaims beneficial ownership of these shares. Kostas Katavatis has sole voting and dispositive control over the shares of Starling Trading Co. In addition, Ms. Mary Panayotides, the spouse of our Chairman, has sole voting and dispositive control over the shares of Boston Industries S.A., the record owner of approximately 39.5% of Excel’s outstanding shares of common stock (including both Class A and Class B). Mr. Panayotides disclaims beneficial ownership of these shares.

(4)	The business address of such shareholder is 1177 Avenue of the Americas, 9th Floor, New York, New York 10036.

(5)	The business address of such shareholder is 623 Fifth Avenue, 19th Floor, New York, New York 10022.

(6)	The business address of such shareholder is 505 Fifth Avenue, 23rd Floor, New York, New York, 10017.

(7)	The business address of such shareholder is 29 Commonwealth Ave., Boston, Massachusetts 02116.

(8)	The business address of such shareholder is 666 Fifth Avenue, New York, New York 10103.

(9)	This amount excludes shares of common stock underlying warrants that are not currently exercisable and will not be exercisable prior to the consummation of the vessel acquisition. If such warrants were currently exercisable, the amount would be 8,890,625 and the percentage of outstanding common stock would be 36.2%.

(10)	Based on a Schedule 13D/A filed on May 22, 2008 with the SEC jointly by the following parties and indicating shared voting and dispositive power: QVT Financial LP (“QVT Financial”), QVT Financial GP LLC (“QVT Financial LLC”), QVT Overseas Ltd. (“QVT Overseas”), QVT Associates GP LLC (“QVT Associates”) and QVT Fund LP (“QVT Fund”). QVT Associates is the general partner of QVT Fund and several other funds (collectively, the “Funds”). QVT Financial LLC is the general partner of QVT Financial. QVT Financial acts as the investment manager for QVT Fund, the Funds and QVT Overseas. QVT Financial is also the investment manager for other entities, including a separate discretionary account managed for its client (the “Separate Account”). QVT Financial has the power to direct the vote and disposition of the shares of our common stock held by QVT Fund, each of the Funds, QVT Overseas and the Separate Account. QVT Overseas beneficially owns 1,479,950 shares of our common stock, the Funds together beneficially own an aggregate amount of 1,658,143 shares of our common stock and the Separate Account holds 316,592 shares of our common stock. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 3,454,685 shares of our common stock, consisting of the shares owned by QVT Overseas and each of the Funds and the shares held in the Separate Account. QVT Financial LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of our common stock reported by QVT Financial. QVT Associates, as General Partner of each of the Funds, may be deemed to be the beneficial owner of an aggregate amount of 1,658,143 shares of our common stock, consisting of the shares owned by the Funds. Daniel Gold, Lars Bader, Nicholas Brumm, Arthur Chu and Tracy Fu, are managing members of QVT Financial LLC and QVT Associates, and may be deemed to beneficially own the same number of shares of our common stock reported by QVT Financial, QVT Financial LLC and QVT Associates. Messrs. Gold, Woods and Pilgrim are directors of QVT Overseas and may be deemed to beneficially own the same number of shares of our common stock reported by QVT Overseas. In addition, QVT Overseas., QVT Associates, certain of the Funds own, and the Separate Account holds, an aggregate amount of 5,104,503 common stock purchase warrants. Each such warrant entitles the holder to purchase one share of our common stock at a price of $6.00 and become exercisable on the later of the our completion of a business combination or March 1, 2008.

(11)	Based on a Schedule 13G/A filed on March 18, 2008 with the SEC jointly by the following parties and indicating shared voting and dispositive power: (i) Satellite Fund II, L.P., Satellite Fund IV, L.P. (together, the “Delaware Funds”) over which Satellite Advisors, L.L.C. (“Satellite Advisors”) has discretionary trading authority, as general partner, and (ii) Satellite Overseas Fund, Ltd., The Apogee Fund Ltd., Satellite Overseas Fund V, Ltd., Satellite Overseas Fund VI, Ltd., Satellite Overseas Fund VII, Ltd., Satellite Overseas Fund VIII, Ltd. and Satellite Overseas Fund IX, Ltd. (collectively, the “Offshore Funds” and together with the Delaware Funds, the “Satellite Funds”) over which Satellite Asset Management, L.P. (“Satellite Asset Management”) has discretionary investment trading authority. The general partner of Satellite Asset Management is Satellite Fund Management, L.P. (“Satellite Fund Management”). Satellite Fund Management and Satellite Advisors each share the same Executive Committee, composed of Lief Rosenblatt, Gabriel Nechamkin and Mark

Sonnino that make investment decisions on behalf of the Satellite Funds and investment decisions made by such Executive Committee, when necessary, are made through approval of a majority of the Executive Committee members.

(12)	Based on a Schedule 13G/A filed on February 14, 2008 with the SEC jointly by the following parties and indicating shared voting and dispositive power: Sapling, LLC (“Sapling”), Fir Tree Capital Opportunity Master Fund, L.P. (“Fir Tree Capital”) and Fir Tree, Inc. (“Fir Tree”). Sapling may direct the vote and disposition of 1,880,438 shares of our common stock, while Fir Tree Capital may direct the vote and disposition of 79,562 shares of our common stock. Fir Tree, as the investment manager of each of Sapling and Fir Tree Capital, has been granted investment discretion over the shares of common stock held by Sapling and Fir Tree Capital. Accordingly, Fir Tree may be deemed to be the beneficial owner of an aggregate amount of 1,960,000 shares of our common stock as of the date hereof, consisting of the shares owned by Sapling and Fir Tree Capital. Jeffrey D. Tannenbaum and Andrew Fredman have voting control for Fir Tree, Sapling and Fir Tree Capital.

(13)	Based on a Schedule 13G/A filed on March 19, 2008 with the SEC jointly by the following parties and indicating shared voting and dispositive power: Weiss Asset Management, LLC (“Weiss Management”), Weiss Capital LLC and Andrew Weiss. Shares reported herein for Weiss Management include shares beneficially owned by a private investment partnership of which Weiss Management is the sole general partner. Shares reported herein for Mr. Weiss represent (i) shares beneficially owned by a private investment partnership of which Weiss Asset Management is the sole general partner and which may be deemed to be controlled by Mr. Weiss, who is the Managing Member of Weiss Management and (ii) shares beneficially owned a private investment corporation of which Mr. Weiss is the Managing Member of the investment manager of that private investment corporation. Accordingly, Mr. Weiss may be deemed to be the beneficial owner of the shares of our common stock beneficially owned by Weiss Management.

(14)	Based on a Schedule 13G filed on April 14, 2008 with the SEC jointly by Millenco LLC, Millennium Management LLC and Israel A. Englander, the foregoing parties share voting and dispositive control over the shares. Based on such Schedule 13G, Mr. Israel Englander is the managing member of Millennium Management LLC, which is the manager of Millenco LLC.

(15)	This amount excludes shares of common stock underlying warrants that are not currently exercisable and will not be exercisable prior to the consummation of the vessel acquisition. If such warrants were currently exercisable, the amount would be 576,562 and the percentage of outstanding common stock would be 2.3%.

(16)	This amount excludes shares of common stock underlying warrants that are not currently exercisable and will not be exercisable prior to the consummation of the vessel acquisition. If such warrants were currently exercisable, the amount would be 384,375 and the percentage of outstanding common stock would be 1.6%.

(17)	This amount excludes shares of common stock underlying warrants that are not currently exercisable and will not be exercisable prior to the consummation of the vessel acquisition. If such warrants were currently exercisable, the amount would be 384,375 and the percentage of outstanding common stock would be 1.6%.

(18)	This amount excludes shares of common stock underlying warrants that are not currently exercisable and will not be exercisable prior to the consummation of the vessel acquisition. If such warrants were currently exercisable, the amount would be 192,188 and the percentage of outstanding common stock would be less than one (1%) percent.

(19)	This amount excludes shares of common stock underlying warrants that are not currently exercisable and will not be exercisable prior to the consummation of the vessel acquisition. If such warrants were currently exercisable, the amount would be 1,537,500 and the percentage of outstanding common stock would be 6.3%.

Oceanaut’s Board of Directors’ Recommendation

After careful consideration, Oceanaut’s board of directors has determined unanimously that the vessel acquisition is in the best interests of Oceanaut and its shareholders and is fair, from a financial point of view, to its shareholders. Accordingly, Oceanaut’s board has unanimously approved the vessel acquisition and unanimously recommends that you vote or instruct your vote to be cast “FOR” the vessel acquisition proposal.

After careful consideration, Oceanaut’s board of directors has determined unanimously that the amendments to the amended and restated articles of incorporation are in the best interests of Oceanaut and its shareholders. Accordingly, Oceanaut’s board has unanimously approved the amendments to the amended and restated articles of incorporation and unanimously recommends that you vote or instruct your vote to be cast “FOR” the amendment proposal.

After careful consideration, Oceanaut’s board of directors has determined unanimously that the Company’s ability to adjourn the special meeting and to permit further solicitation and vote of proxies in the event that Oceanaut has not received the requisite shareholder vote to approve either or both of the vessel acquisition or amendment proposals is in the best interests of Oceanaut and its shareholders. Accordingly, Oceanaut’s board has unanimously approved the adjournment proposal and unanimously recommends that you vote or instruct your vote to be cast “FOR” the adjournment proposal.

Interests of Excel, Directors and Officers in the Acquisition

When you consider the recommendation of Oceanaut’s board of directors that you vote in favor of the vessel acquisition proposal, you should keep in mind that certain of Oceanaut’s directors and officers have interests in the acquisition that are different from, or in addition to, your interests as a shareholder. See the section entitled, “Certain Transactions and Related Party Transactions — Conflicts of Interest.”

Our corporate shareholder, Excel Maritime Carriers Ltd., or Excel, is a shipping company specializing in the worldwide seaborne transportation of dry bulk cargoes. Excel was incorporated under the laws of the Republic of Liberia on November 2, 1988, and its Class A common stock trades on the New York Stock Exchange under the symbol “EXM.” Excel and its affiliates currently own approximately 22.7% of our issued and outstanding shares of common stock, as well as warrants to purchase an aggregate of 3,125,000 shares of our common stock at an exercise price of $6.00 per share and an aggregate of 2,850,000 shares of our common stock at an exercise price of $7.00 per share (provided the share price exceeds $11.00), which warrants become exercisable only upon our consummation of a business combination. For more information on Excel’s ownership of our securities, see the section entitled, “Principal Shareholders.”

Furthermore, Excel, our officers and directors and/or their respective affiliates, at any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding Oceanaut or its securities, may engage in open market purchases, as well as private purchases, of our securities. If Excel or our officers and directors and/or their affiliates purchase securities from existing Oceanaut shareholders that are likely to vote against the transaction, or that are likely to elect to convert their shares, the probability that the business combination will succeed increases.

Messrs. Panayotides, Papatrifon and Agadakis are officers of both Excel and Oceanaut. Messrs. Panayotides and Molaris also serve as members of the board of directors of both Excel and Oceanaut. Under Marshall Islands law, each of these individuals has a fiduciary duty to us, and not to Excel or any of our other shareholders or affiliates, in acting as our officer and/or director. These fiduciary duties include the duty of loyalty, which requires that an officer or director must exercise his or her powers in good faith in the best interests of the corporation he or she serves and not in the director’s or officer’s own interest or in the interest of another person or an organization with which the officer or director is associated. Thus, except for the significant, indirect influence as it may derive from the overlap in our management or being a principal shareholder of Oceanaut, Excel is not entitled to any input or influence with respect to our affairs.

The table below shows the dollar value and the unrealized profit on all of the shares and warrants currently owned by Excel, our directors and officers, based on closing prices of Oceanaut’s common stock and warrants of $8.00 and $0.74, respectively, as of September 5, 2008. The portion of the table below headed “Common Stock” does not include the common stock underlying warrants covered in the portion of the table below headed “Warrants.”

	Common Stock				Warrants
		Amount	Current	Unrealized		Amount	Current		Unrealized
	Owned	Paid(2)	Value(2)(5)	Profit(2)	Owned	Paid(2)	Value (2)(3)(5)		Profit(2)

Excel Maritime Carriers Ltd.(1)	4,640,625	$9,018,750	$37,125,000	$28,106,250	2,250,000	$0	0	(3)	0
					1,125,000	0	832,500	(4)	832,500
					2,000,000	2,000,000	1,480,000	(4)	(520,000)
Gabriel Panayotides	351,562	1,875	2,812,496	2,810,621	225,000	0	0	(3)	0
Eleftherios (Lefteris) A. Papatrifon	234,375	1,250	1,875,000	1,873,750	150,000	0	0	(3)	0
George Agadakis	234,375	1,250	1,875,000	1,873,750	150,000	0	0	(3)	0
Ismini Panayotides	117,188	625	937,504	936,879	75,000	0	0	(3)	0
	5,578,125	$9,023,750	$44,625,000	$35,601,250	5,975,000	$2,000,000	$2,312,500		$312,500

(1)	Argon S.A. is the record owner of 5,032,520 shares of Class A common stock of Excel pursuant to a trust, whose beneficiary is Starling Trading Co. Ms. Ismini Panayotides, the daughter of our Chairman and our current Vice President of Project Development, is the sole shareholder of Starling Trading Co. Ms. Panayotides has no power of voting or disposition of these shares and, with Mr. Panayotides, disclaims beneficial ownership of these shares. Kostas Katavatis has sole voting and dispositive control over the shares of Starling Trading Co. In addition, Ms. Mary Panayotides, the spouse of our Chairman, has sole voting and dispositive control over the shares of Boston Industries S.A., the record owner of approximately 39.5% of Excel’s outstanding shares of common stock (including both Class A and Class B). Mr. Panayotides disclaims beneficial ownership of these shares.

(2)	These amounts are rounded to the nearest dollar.

(3)	These warrants acquired together with the founding shares of Oceanaut have an exercise price of $7.00 each, provided the share price exceeds $11.00; given that the share price as at the closing of September 5, 2008 was below $11.00 these warrants do not have any value.

(4)	These warrants have an exercise price of $6.00 per share.

(5)	Based on the closing sale price on the American Stock Exchange on September 5, 2008.

In the event that a business combination is not consummated within the required time period and Oceanaut is dissolved, based on the closing prices of Oceanaut’s common stock as of September 5, 2008, (i) the value of Excel’s shares and warrants, would be $5 million and $0, respectively, (ii) the value of Gabriel Panayotides’ shares and warrants, would each be $0, (iii) the value of Eleftherios A. Papatrifon’s shares and warrants, would each be $0, (iv) the value of George Agadakis’ shares and warrants, would each be $0, and (v) the value of Ismini Panayotides’ shares and warrants, would each be $0.

If Oceanaut dissolves and liquidates prior to the consummation of a business combination, Excel, pursuant to a written agreement executed in connection with the initial public offering, will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of any vendor or other party with which Oceanaut has contracted for services rendered or products sold to Oceanaut and claims of target businesses to the extent such claim actually reduces the amount of funds in the trust account. However, Excel has agreed to indemnify only if such party has not executed a valid and enforceable waiver of any rights or claims to the trust account. This agreement was entered into to reduce the risk that, in the event of Oceanaut’s dissolution and liquidation, the trust account is reduced by claims of creditors. However, we cannot assure you that Excel will be able to satisfy these indemnification obligations. If the vessel acquisition is completed, such obligations will terminate.

Further, Messrs. Jarlbaek, Oates and Tsamourgelis will continue to serve as independent directors of Oceanaut and Mr. Gabriel Panayotides will continue to serve as our Chairman, President and Chief Executive Officer. We are actively searching for a new Chief Financial Officer; however, Mr. Papatrifon will continue with us as acting Chief Financial Officer until such time as we identify a suitable candidate. Messrs. Jarlbaek, Oates and Tsamourgelis will each be entitled to an annual net cash payment of $40,000; Mr. Panayotides will be entitled to an annual net cash payment of 250,000 €; and the salary of our new Chief Financial Officer will be determined at the time we negotiate the employment terms of such officer. Thus, the financial interest of such individuals may influence their motivation when determining whether a particular business combination is in our shareholders’ best interest and securing payment of such fees. Thus, they may be faced with a conflict of interest when determining whether a particular business combination is in our shareholders’ best interest. If conflicts arise, they may not necessarily be resolved in our favor.

Moreover, Oceanaut has entered into Technical and Commercial Management Agreements with Maryville Maritime Inc., or Maryville, and Excel Maritime Carriers Ltd., as technical and commercial managers, respectively, of all vessels to be owned by all of Oceanaut’s subsidiaries. Maryville is a wholly-owned subsidiary of, and provides technical management services to, Excel, a principal shareholder of Oceanaut. Gabriel Panayotides, Stamatis Molaris, Eleftherios Papatrifon and George Agadakis are each a director and/or officer of Excel, and Mr. Agadakis is also the general manager of Maryville.

Under the terms of the Technical Management Agreement, Maryville will perform certain duties that will include general administrative and support services necessary for the operation and employment of all vessels to be owned by all subsidiaries of Oceanaut, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to Oceanaut’s instructions, sale and purchase of vessels, for which Maryville is entitled to receive a monthly fee of $18,000 per vessel, which fee may be increased annually by an amount equal to the percentage change in the CPI-U published by the United States Department of Labor from time to time. The Technical Management Agreement is for a term of three years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

Under the terms of the Commercial Management Agreement entered into with Excel Maritime Carriers Ltd., as commercial manager, Excel will provide commercial management services to Oceanaut’s subsidiaries, which include, among other things, seeking and negotiating employment for the vessels owned by the subsidiaries in accordance with the guidelines set forth in the Commercial Management Agreement, for which Excel is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. Since the vessels being purchased are currently subject to time charters, Excel will be entitled to such commissions once the current time charters expire and Excel seeks and negotiates new employment for the vessels. The Commercial Management Agreement is for a term of three years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

As contemplated by the prospectus relating to our initial public offering, prior to engaging Maryville, which is an affiliate of Excel, and Excel, we obtained bids for the technical and commercial management of the vessels from two unaffiliated, third parties. The third parties that provided bids to us provide technical and commercial management services to other shipping companies that are publicly-traded in the United States financial markets. These bids were considered by our board of directors, which ultimately decided to retain Maryville and Excel mainly due to their good reputation in the marketplace and their track record in managing Excel’s vessels. In addition, the fees proposed by Maryville and Excel in their respective bids were more favorable than the fees proposed by the unaffiliated third parties. The decision to retain Maryville and Excel was approved by Oceanaut’s board of directors, including the unanimous vote of our disinterested, “independent” directors, in accordance with the procedure contemplated by our prospectus.

In addition, because of the overlap between Excel and us in terms of business opportunities in the dry bulk sector of the shipping industry after the consummation of our business combination, we have entered into a right of first refusal and corporate opportunities agreement which provides that, commencing on the date of the consummation of our business combination and extending until the fifth anniversary of the date of such agreement, Excel will provide us with a right of first refusal on any of the (a) acquisition, operation, and chartering-in of any dry bulk carrier that is subject to a time or bareboat charter-out having a remaining duration, excluding any extension options, of at least four years, or a qualifying contract, and (b) sale or other disposition of any dry bulk carrier owned or chartered-in by Excel and that is subject to a qualifying contract, subject to certain permitted exceptions as outlined in such agreement.

Decisions by us to release Excel to pursue any specific business opportunity that is subject to our right of first refusal will be made by a majority of our independent (i.e., disinterested) directors.

Although we have entered into the business opportunity right of first refusal agreement, we are permitted to, and will, consider suitable opportunities outside the parameters of our agreement with Excel. We have entered into this agreement primarily to provide (i) greater certainty to the process by which we manage any potential conflicts of interest and (ii) each of our and Excel’s management with guidelines to permit each of them to fully and properly discharge their respective duties to each of us and Excel, where implicated.

In addition, in the event that we are unable to satisfy certain conditions under the MOA for the M/V MEDI CEBU, Excel has agreed to acquire that vessel for $72.5 million. As security for the performance of this obligation, Excel has to provide the seller of the M/V MEDI CEBU a bank guarantee in the amount of $7,250,000, which guarantee will remain in place until either we are able to satisfy our obligations under the governing MOA or Excel replaces such guarantee with $7,250,000 (equivalent to the 10% standard deposit for vessel purchases).

Certain Other Interests in the Vessel Acquisition

In addition to the interests of Excel and Oceanaut’s directors and officers in the acquisition, you should keep in mind that certain individuals promoting the acquisition and/or soliciting proxies on behalf of Oceanaut have interests in the acquisition that are different from, or in addition to, your interests as a shareholder.

Citi and Maxim Group LLC, the underwriters in Oceanaut’s initial public offering, may be assisting Oceanaut’s directors and officers in connection with these efforts. In connection with Oceanaut’s initial public offering, the underwriters (including Citi and Maxim Group LLC) agreed to defer fees equal to 3% of the gross proceeds from the sale of the units to the public shareholders, or $4,500,000, until the consummation of Oceanaut’s initial business combination. Oceanaut will not pay the underwriters additional fees in connection with any such efforts.

Termination and Waiver

Oceanaut may terminate an MOA in the event that a seller is not able to deliver the subject vessel on or before December 31, 2008 (which cancelling date is subject to adjustment under certain conditions). The MOAs shall automatically terminate if Oceanaut has not obtained the approval of its shareholders on the vessel acquisition proposal on or before October 31, 2008.

If permitted under applicable law, either Oceanaut or the sellers may waive conditions for their own respective benefit and consummate the acquisition, even though one or more of these conditions have not been met. We cannot assure you that all of the conditions will be satisfied or waived or that the acquisition will occur.

Anticipated Accounting Treatment

The acquisition of the four dry bulk carriers by Oceanaut will be accounted for as an asset acquisition. The initial measurement of the asset acquisition will be based upon the fair value of the consideration exchanged.

Risk Factors

In evaluating the proposal and the acquisition, you should carefully read this proxy statement and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 25.

OCEANAUT, INC.
(a corporation in the development stage)
PRO FORMA CONDENSED COMBINED BALANCE SHEET (unaudited)
AS OF JUNE 30, 2008
(In thousands U.S. Dollars)

					Additional
					Pro-Forma
					Adjustments
		Pro-Forma			(with 5,624,999
		Adjustments			shares of
	Oceanaut, Inc.	(assuming no		Combined	common		Combined
	as at June 30,	stock		(before stock	stock		(after stock
	2008	conversion)		conversion)	conversion)		conversion)

ASSETS
Current assets
Cash and cash equivalents
Cash — balance before adjustments	$288.1	$		$288.1	$		$288.1
Cash — proceeds from issue of Series A Preferred shares		15,000.0	(1)	15,000.0	47,000.0	(1)	62,000.0
Cash — released funds previously held in trust (working capital)		1,000.0	(2)	1,000.0			1,000.0
Cash — released funds previously held in trust (initial fleet)		158,982.3	(2)	158,982.3			158,982.3
Cash — drawdown of debt finance		186,000.0	(3)	186,000.0			186,000.0
Cash — issue costs of debt finance		(1,666.0	)(3)	(1,666.0)			(1,666.0)
Cash — payment for fees associated with filing the proxy		(1,700.0	)(4)	(1,700.0)			(1,700.0)
Cash — payment of deferred underwriting fees		(4,500.0	)(5)	(4,500.0)			(4,500.0)
Cash — payment to acquire initial fleet of vessels		(352,000.0	)(6)	(352,000.0)			(352,000.0)
Cash — payment to convert IPO units to cash (stock conversion)				0.0	(46,446.5	)(9)	(46,446.5)

Cash and cash equivalents — sub total	288.1	1,116.3		1,404.4	553.5		1,957.9
Prepaid expenses	24.3			24.3			24.3

Total current assets	312.4	1,116.3		1,428.7	553.5		1,982.3

Fixed assets
Vessels		352,000.0	(6)	352,000.0			352,000.0
Other assets
Cash held in Trust Account	159,982.3	(159,982.3	)(2)	0.0			0.0
Restricted cash balance		10,000.0	(3)	10,000.0			10,000.0
Income tax receivable	952.2			952.2			952.2
Deferred proxy filing costs		1,700.0	(4)	1,700.0			1,700.0
Deferred debt finance upfront fee		1,666.0	(3)	1,666.0			1,666.0

Total other assets	160,934.5	(146,616.3)		14,318.2	0.0		14,318.2

TOTAL ASSETS	$161,246.9	$206,500.0		$367,746.9	$553.5		$368,300.4

					Additional
					Pro-Forma
					Adjustments
		Pro-Forma			(with 5,624,999
		Adjustments			shares of
	Oceanaut, Inc.	(assuming no		Combined	common		Combined
	as at June 30,	stock		(before stock	stock		(after stock
	2008	conversion)		conversion)	conversion)		conversion)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses	$140.9	$781.3	(8)	$922.1	$		$922.1
Debt — amount outstanding within one year		26,000.0	(3)	26,000.0			26,000.0

Total current liabilities	140.9	26,781.3		26,922.1	0.0		26,922.1

Long-term liabilities
Debt — amount outstanding more than one year		170,000.0	(3)	170,000.0			170,000.0
Deferred underwriting fees	4,500.0	(4,500.0	)(5)	0.0			0.0

Total long term liabilities	4,500.0	165,500.0		170,000.0	0.0		170,000.0

Common stock, subject to possible conversion
5,624,999 shares with $0,0001 par value, at conversion value of approximately $8.26 per share	46,446.5	(46,446.5	)(7)	0.0	0.0		0.0

Shareholders’ equity
Preferred stock, $0.0001 par value (authorised 1,000,000 shares)
6,200 shares issued and outstanding (1,500 shares in tranche 1 and 4,700 in tranche 2)	0.0	0.0	(1)	0.0	0.0	(1)	0.0
Common stock, $0.0001 par value (authorised 80,000,000 shares)
24,562,500 shares issued and outstanding (of which 5,624,999 shares subject to possible conversion)	2.5			2.5	(0.6	)(9)	1.9
Additional paid-in capital	105,283.4	15,000.0	(1)	120,283.4	47,000.0	(1)	167,283.4
(net of capital issuance expenses $11,159,118.46)		44,580.0	(7)	44,580.0	(44,579.4	)(9)	0.6
Retained earnings
Earnings (deficit) accumulated in the development stage	4,873.7	1,866.5	(7)	6,740.1	(1,866.5	)(9)	4,873.7
		(781.3	)(8)	(781.3)			(781.3)

Total stockholders’ equity	110,159.5	60,665.2		170,824.8	553.5		171,378.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$161,246.9	$206,500.0		$367,746.9	$553.5		$368,300.4

(1)	To record the receipt of proceeds from the issue of two tranches of Series A Preferred stock to Excel Maritime Carriers Inc. at $10,000 per share; to finance (i) acquisition of the initial fleet; (ii) possible conversion of 5,624,999 shares.

(2)	To record the reclassification of cash held in Trust Account to the Bank Account of Oceanaut. These funds will be used to finance the acquisition of the initial fleet, pay deferred underwriters’ fees ($4.5 million) and provide working capital ($1 million).

(3)	To record the receipt of proceeds from the debt financing taken in USD from HSH & Commerzbank. The purpose of this debt is to finance the vessel acquisition of the initial fleet; Oceanaut will pay to the lenders an upfront fee of 85 bps on the facility amount; pursuant to the covenants under this credit facility Oceanaut will be required to maintain $10 million as a cash reserve.

(4)	To record the payment of various estimated fees and expenses for legal and financial advisory services associated with preparing the proposed transaction and filing this proxy for the acquisition of the initial fleet; these fees will be capitalized on the Balance Sheet and amortised over future periods. This amount includes $1,250,000 for legal fees, $355,000 for marketing costs and sundry fees, $65,000 for proxy expenses and $30,000 for audit fees.

(5)	To record the payment of the deferred underwriting fees, which are payable upon the consummation of the proposed business combination.

(6)	To record the payment to the sellers for the acquisition of the initial fleet of vessels.

(7)	If all shareholders approve the business combination, the 5,624,999 shares of temporary equity will become permanent equity; the YTD interest part (approximately $1.9 million) included in the value of temporary equity and will be recognized as income.

(8)	To record accrued compensation due to our independent directors, from the start of their service until the initial closing date, which is payable upon the successful completion of the business combination, and accruals for general expenses.

(9)	To record the conversion of up to 5,624,999 shares of common stock (these shares will be cancelled after conversion).

PER SHARE MARKET PRICE INFORMATION

Oceanaut common stock, warrants and units are currently quoted on the American Stock Exchange under the symbols “OKN,” “OKN.WS” and “OKN.U,” respectively. The closing prices of the common stock, warrants, and units, on August 22, 2008, the last trading day before the announcement of the execution of the MOAs, were $7.99 per share, $0.77 per warrant and $8.69 per unit, respectively. Each unit of Oceanaut consists of one share of common stock and one warrant. The warrants became separable from the common stock on April 4, 2007. Each warrant entitles the holder to purchase from Oceanaut one share of common stock at an exercise price of $6.00 commencing on the later of the completion of an initial business combination) or March 6, 2008. The warrants will expire at 5:00 p.m., New York City time, on March 6, 2012, or earlier upon redemption. Prior to March 6, 2007, there was no established public trading market for Oceanaut’s common stock, warrants or units.

The following table sets forth, for the calendar quarter indicated, the quarterly high and low sales prices of Oceanaut’s common stock, warrants and units as reported on the American Stock Exchange.

	Common Stock Warrants Units
Quarter Ended	High	Low	High	Low	High	Low

September 30, 2007	$8.05	$7.51	$1.59	$1.02	$9.60	$8.55
December 31, 2007	$8.75	$7.77	$2.52	$1.36	$11.20	$9.26
March 31, 2008	$8.12	$7.61	$1.70	$0.30	$9.40	$7.96
June 30, 2008	$7.97	$7.67	$1.30	$0.50	$9.07	$8.16

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement, before you decide whether to vote or instruct your vote to be cast to approve the proposals.

Risk Factors Relating to Oceanaut after the Business Combination

Oceanaut has no operating history and may not operate profitably in the future.

Oceanaut was formed on May 3, 2006. Oceanaut has entered into definitive agreements to acquire four dry bulk carriers. However, Oceanaut has no operating history. Its financial statements do not provide a meaningful basis for you to evaluate its operations and ability to be profitable in the future. Oceanaut may not be profitable in the future.

If any of the four dry bulk carriers in Oceanaut’s fleet are not delivered on time or delivered with significant defects, Oceanaut’s proposed business, results of operations and financial condition could suffer.

Oceanaut has entered into separate memoranda of agreement with the sellers to acquire the four dry bulk carriers in its fleet. On the initial closing date, title to, and delivery of, two vessels, whose aggregate fair market value is equal at least to 80% of Oceanaut’s net assets (excluding deferred underwriting discounts and commissions in the amount of $4.5 million), will be transferred and effectuated by the seller of each vessel to Oceanaut in accordance with the terms and condition of each MOA relating to each such vessel. Oceanaut expects to take delivery of the remaining vessels during 2008 in subsequent closings. A delay in the delivery of any of these vessels to Oceanaut or the failure of any seller to deliver a vessel at all could adversely affect Oceanaut’s business, results of operations and financial condition. The delivery of these vessels could be delayed or certain events may arise which could result in Oceanaut not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

If Oceanaut fails to manage its planned growth properly, it may not be able to successfully expand its fleet, adversely affecting its overall financial position.

While Oceanaut has no plans to immediately expand its fleet, Oceanaut does intend to continue to expand its fleet in the future. Oceanaut’s growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	identifying reputable shipyards with available capacity and contracting with them for the construction of new vessels;

•	integrating any acquired vessels successfully with its existing operations;

•	enhancing its customer base;

•	managing its expansion; and

•	obtaining required financing, which could include debt, equity or combinations thereof.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. Oceanaut has not identified expansion opportunities, the nature and timing of any such expansion is uncertain. Oceanaut may not be successful in growing and may incur significant expenses and losses.

Oceanaut cannot assure you that it will pay any dividends and Oceanaut’s dividend policy is subject to change at the discretion of its board of directors.

Oceanaut intends to pay regular quarterly dividends. The declaration and payment of dividends is subject at all times to the discretion of Oceanaut’s board of directors. Oceanaut intends to distribute a portion of its cash flow to its shareholders, while retaining cash flow for reinvestment in its business. Retained cash flow may be used to fund vessel or fleet acquisitions, make debt repayments and for other purposes, as determined by Oceanaut’s management and board of directors. Oceanaut’s dividend policy reflects its judgment that by reinvesting cash flow in its business, it will be able to provide value to its shareholders by enhancing its long-term dividend paying capacity. Oceanaut’s objectives are to increase distributable cash flow per share through acquisitions of additional vessels beyond its initial fleet of four vessels. Oceanaut cannot assure you that it will be successful in achieving these objectives. There can be no assurance that its actual results will be as anticipated, that its board of directors will not increase the level of reserves or otherwise change its dividend policy or that Oceanaut will not have additional cash expenses or liabilities, including extraordinary expenses.

The amounts of future dividends set forth in “Dividend Policy” represent only estimates of future dividends based on its charters, estimated ship management costs, estimates of the delivery dates for its initial fleet, other expenses and the other matters and assumptions set forth therein and assume that none of its expenses will increase during the periods presented in those sections.

The timing and amount of future dividends, if any, could also be affected by various factors, including:

•	Oceanaut’s earnings, financial condition and anticipated cash requirements;

•	delays in acquiring any or all of the vessels in its contracted fleet;

•	unexpected repairs to, or required capital expenditures on, vessels or drydocking costs in excess of amounts held in reserve;

•	additional acquisitions of vessels (other than its contracted fleet);

•	the loss of a vessel;

•	restrictions under its credit facility and in any future debt agreements; and

•	the provisions under Marshall Islands law affecting distributions to shareholders, which generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received from the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such dividend.

Our assumptions underlying “Forecasted Cash Available for Dividends, Reserves and Extraordinary Expenses” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

The financial forecast in “Statement of Forecasted Results of Operations and Cash Available for Dividends, Reserves and Extraordinary Expenses” has been prepared by our management and we have not received an opinion or report on it from any independent registered public accounting firm and the forecast has not been prepared in accordance with generally accepted accounting principles. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If we do not achieve the forecasted results, we may not be able to operate profitably, successfully implement our business strategy to expand our fleet or pay dividends to our shareholders in which event the market price of our common shares may decline materially.

Investors should not rely on an investment in Oceanaut if they require dividend income. it is not certain that Oceanaut will pay a dividend and the only return on an investment in Oceanaut may come from appreciation of the common stock.

Oceanaut’s current intention is to pay quarterly cash dividends of approximately $0.28 per share. However, Oceanaut may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Oceanaut’s credit facility may also prohibit, or restrict, the declaration and payment of dividends under some circumstances.

In addition, the declaration and payment of dividends will be subject at all times to the discretion of Oceanaut’s board of directors. The timing and amount of dividends will depend on Oceanaut’s earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in its loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends, or if there is no surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Oceanaut may not pay dividends in the anticipated amounts and frequency set forth in this proxy statement or at all.

Oceanaut is a holding company, and will depend on the ability of its subsidiaries to distribute funds to it in order to satisfy its financial obligations or to make dividend payments.

Oceanaut is a holding company and its subsidiaries, all of which are, or upon their formation will be, wholly-owned by it either directly or indirectly, will conduct all of Oceanaut’s operations and own all of Oceanaut’s operating assets. Oceanaut will have no significant assets other than the equity interests in its wholly-owned subsidiaries. As a result, Oceanaut’s ability to make dividend payments depends on its subsidiaries and their ability to distribute funds to Oceanaut. If Oceanaut is unable to obtain funds from its subsidiaries, Oceanaut’s board of directors may exercise its discretion not to pay dividends.

Oceanaut may not be able to secure its debt financing, which may affect its ability to purchase the vessels from the sellers.

Oceanaut’s ability to borrow amounts under its credit facility to acquire the vessels from the sellers will be subject to the satisfaction of customary conditions precedent and compliance with terms and conditions included in the loan documents, and to circumstances that may be beyond its control such as world events, economic conditions, the financial standing of the bank or its willingness to lend to shipping companies such as Oceanaut. Prior to each drawdown, Oceanaut will be required, among other things, to provide its lenders with acceptable valuations of the vessels in its fleet confirming that they are sufficient to satisfy minimum security requirements. To the extent that Oceanaut is not able to satisfy these requirements, including as a result of a decline in the value of its vessels, Oceanaut may not be able to draw down the full amount under its credit facility without obtaining a waiver or consent from the lenders.

Oceanaut’s debt financing contains restrictive covenants that may limit its liquidity and corporate activities.

Oceanaut’s debt financing imposes operating and financial restrictions on it. These restrictions limit its ability to:

•	incur additional indebtedness;

•	create liens on its assets;

•	sell capital stock of its subsidiaries;

•	engage in mergers or acquisitions;

•	change the management of its vessels or terminate or materially amend the management agreement relating to each vessel;

•	sell its vessels; and

•	change the flag or class of the vessels.

Therefore, Oceanaut may need to seek permission from its lenders in order to engage in some important corporate actions. The lenders’ interests may be different from those of Oceanaut, and Oceanaut cannot guarantee that it will be able to obtain such lenders’ permission when needed. This may prevent Oceanaut from taking actions that are in its best interest.

Servicing debt will limit funds available for other purposes, including capital expenditures and payment of dividends.

Oceanaut expects to incur up to a maximum of $196 million of indebtedness in connection with the purchase of the vessels. Oceanaut will be required to dedicate a portion of its cash flow from operations to pay the interest on its debt. These payments limit funds otherwise available for working capital expenditures and other purposes, including payment of dividends. Oceanaut has not yet determined whether to purchase additional vessels or incur debt in the near future for additional vessel acquisitions. If Oceanaut is unable to service its debt, it could have a material adverse effect on Oceanaut’s financial condition and results of operations.

In the highly competitive international dry bulk shipping industry, Oceanaut may not be able to compete for charters with new entrants or established companies with greater resources which may adversely affect its results of operations.

Oceanaut will employ its vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than Oceanaut. Competition for the transportation of dry bulk cargoes can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets.

Our charterers may terminate or default on their obligations to us, which could adversely affect our results of operations and cash flow.

Our charters may terminate earlier than the dates indicated in this proxy statement. Under our charter agreements, the events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of our charterer to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the dry bulk shipping industry, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition and our ability to pay dividends.

We cannot predict whether our charterer will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterer decides not to re-charter our vessels, we may not be able to re-charter them on terms similar to our current charters or at all. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.

If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, the amounts available, if any, to pay dividends to our shareholders may be significantly reduced or eliminated.

After the consummation of our business combination, Excel may compete directly with us causing certain officers to have a conflict of interest.

Messrs. Panayotides, Molaris, Papatrifon, and Agadakis and Ms. Panayotides are each officers and/or directors of both Excel and Oceanaut. After the consummation of our business combination, we plan to operate in the dry bulk sector of the shipping industry. As a result, we may compete directly with Excel for business opportunities.

Although we have entered into a right of first refusal and corporate opportunities agreement in which Excel has granted us a right of first refusal with respect to certain vessels, we cannot assure you that Excel will comply with this agreement.

Excel and Oceanaut share certain officers and may not be able to devote sufficient time to our affairs, which may affect our ability to conduct operations and generate revenues.

Messrs. Panayotides, Molaris, Papatrifon, and Agadakis and Ms. Panayotides are each officers and/or directors of both Excel and Oceanaut. As a result, demands for our officers’ time and attention as required from both our company and from Excel may conflict from time to time and their limited devotion of time and attention to our business may hurt the operation of our business.

We will be dependent on Maryville and Excel for the technical and commercial management of our fleet, respectively.

As we subcontract the technical and commercial management of our fleet, including crewing, maintenance and repair, to Maryville Maritime Inc., an affiliate of Excel, and to Excel, the loss of services of or the failure to perform by these entities could materially and adversely affect the results of our operations. Although we may have rights against either of these entities if they default on their obligations to us, you will have no recourse directly against them. Further, we expect that we will need to seek approval from our lenders to change our commercial and technical managers.

Maryville is a privately-held company and there is little or no publicly available information about it.

The ability of Maryville to continue providing services for our benefit will depend in part on its financial strength. Circumstances beyond our control could impair its financial strength, and because it is privately held, it is unlikely that information about its financial strength would become public unless it began to default on its obligations. As a result, an investor in our shares might have little advance warning of problems affecting Maryville, even though these problems could have a material adverse effect on us.

We will outsource the management and commercial brokerage of our fleet to Excel, our corporate shareholder, which may create conflicts of interest.

We will outsource the management and commercial brokerage of our fleet to Excel Maritime Carriers Ltd. Excel and companies affiliated with Excel own and acquire vessels that compete with our fleet. Excel has responsibilities and relationships to owners other than Oceanaut which could create conflicts of interest between us and Excel. These conflicts may arise in connection with the chartering of the vessels in our fleet versus dry bulk carriers managed by Excel or other companies affiliated with Excel.

Risks involved with operating ocean-going vessels could affect Oceanaut’s business and reputation, which would adversely affect our revenues.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	crew strikes and/or boycotts;

•	marine disaster;

•	piracy;

•	environmental accidents;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries or adverse weather conditions.

Any of these circumstances or events could increase Oceanaut’s costs or lower its revenues.

Oceanaut’s vessels may suffer damage and it may face unexpected drydocking costs, which could adversely affect its cash flow and financial condition.

If Oceanaut’s vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Oceanaut may have to pay drydocking costs that its insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease its earnings.

Purchasing and operating second hand vessels may result in increased operating costs and vessel off-hire, which could adversely affect Oceanaut’s earnings.

Oceanaut’s inspection of second hand vessels prior to purchase does not provide it with the same knowledge about their condition and cost of any required or anticipated repairs that it would have had if these vessels had been built for and operated exclusively by Oceanaut. Generally, Oceanaut will not receive the benefit of warranties on second hand vessels.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to Oceanaut’s vessels and may restrict the type of activities in which the vessels may engage. As Oceanaut’s vessels age, market conditions may not justify those expenditures or enable Oceanaut to operate its vessels profitably during the remainder of their useful lives.

Oceanaut has considered the age and condition of the vessels in budgeting for operating, insurance and maintenance costs, and that if Oceanaut acquires additional second hand vessels in the future, it may encounter higher operating and maintenance costs due to the age and condition of those additional vessels.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the costs to maintain a dry bulk carrier in good operating condition increase with the age of the vessel. The average age of the vessels comprising our initial fleet that we have agreed to acquire from the sellers is approximately four years. Older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed dry bulk carriers due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Rising fuel prices may adversely affect our profits.

The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Oceanaut’s worldwide operations will expose it to global risks that may interfere with the operation of its vessels.

Oceanaut is expected to primarily conduct its operations worldwide. Changing economic, political and governmental conditions in the countries where Oceanaut is engaged in business or in the countries where Oceanaut intends to register its vessels, affect Oceanaut’s operations. In the past, political conflicts, particularly in the Persian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. The likelihood of future acts of terrorism may increase, and Oceanaut’s vessels may face higher risks of being attacked. In addition, future hostilities or other political instability in regions where Oceanaut’s vessels trade could have a material adverse effect on its trade patterns and adversely affect its operations and performance.

Oceanaut may not have adequate insurance to compensate it if it loses its vessels, which may have material adverse effect on it financial condition and results of operation.

Oceanaut is expected to procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance for its fleet. Oceanaut does not expect to maintain for all of its vessels insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. Oceanaut may not be adequately insured against all risks. Oceanaut may not be able to obtain adequate insurance coverage for its fleet in the future. The insurers may not pay particular claims. Oceanaut’s insurance policies may contain deductibles for which it will be responsible and limitations and exclusions which may increase its costs or lower its revenue. Moreover, insurers may default on claims they are required to pay. If Oceanaut’s insurance is not enough to cover claims that may arise, the deficiency may have a material adverse effect on Oceanaut’s financial condition and results of operations.

Oceanaut is incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, which may negatively affect the ability of public shareholders to protect their interests.

Oceanaut’s corporate affairs are governed by its Articles of Incorporation and By-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

Oceanaut is incorporated under the laws of the Marshall Islands and its directors and officers are non-U.S. residents, and although you may bring an original action in the courts of the Marshall Islands or obtain a judgment against Oceanaut, its directors or its management based on U.S. laws in the event you believe your rights as a shareholder have been infringed, it may be difficult to enforce judgments against Oceanaut, its directors or its management.

Oceanaut is incorporated under the laws of the Republic of the Marshall Islands, and all of its assets are located outside of the United States. Oceanaut’s business will be operated primarily from its offices in Athens, Greece. In addition, Oceanaut’s directors and officers, following the initial closing, will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against Oceanaut or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against Oceanaut’s assets or the assets of its directors and officers. Although you may bring an original action against Oceanaut, its affiliates or any expert named in this prospectus in the courts of the Marshall Islands based on U.S. laws, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against Oceanaut, its affiliates or any expert named in this prospectus for a cause of action arising under Marshall Islands law, it may impracticable for you to do so given the geographic location of the Marshall Islands. For more information regarding the relevant laws of the Marshall Islands, please read “Enforceability of Civil Liabilities.”

Anti-takeover provisions in our amended and restated articles of incorporation could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include those that:

•	authorize our board of directors to issue “blank check” preferred stock without shareholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	require a super-majority vote in order to amend the provisions regarding our classified board of directors with staggered, three-year terms; and

•	prohibit cumulative voting in the election of directors;

These anti-takeover provisions could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Oceanaut may have to pay tax on United States source income, which would reduce its earnings.

Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as Oceanaut and its subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury regulations promulgated thereunder. In general, the exemption from U.S. federal income taxation under Section 883 of the Code provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, it will not be subject to the net basis and branch profit taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income.

Oceanaut expects that it and each of its subsidiaries will qualify for this statutory tax exemption and Oceanaut will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause Oceanaut to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on Oceanaut’s U.S. source income.

If Oceanaut or its subsidiaries are not entitled to this exemption under Section 883 for any taxable year, Oceanaut or its subsidiaries would be subject for those years to a 4% U.S. federal income tax on its U.S.-source shipping income. The imposition of this taxation could have a negative effect on Oceanaut’s business and would result in decreased earnings.

U.S. tax authorities could treat Oceanaut as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

Oceanaut will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of its assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct or a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based upon its projected income, assets and activities, Oceanaut expects that it will not be treated for United States federal income tax purposes as a PFIC for the 2008 taxable year and for future years, though it is likely to be so treated for 2006 and 2007. Commencing in 2008, Oceanaut intends to treat the gross income it will derive or will be deemed to derive from its time chartering activities as services income, rather than rental income. Accordingly, Oceanaut intends to take the position that its income from its time chartering activities does not constitute “passive income,” and the assets that it will own and operate in connection with the production of that income do not constitute passive assets. There is, however, no direct legal authority under the PFIC rules addressing Oceanaut’s proposed method of operation. In addition, Oceanaut has not received an opinion of counsel with respect to these issues. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or the IRS, or a court of law will accept Oceanaut’s position, and there is a risk that the IRS or a court of law could determine that Oceanaut is a PFIC in future years. Moreover, no assurance can be given that Oceanaut would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of its operations. For example, if Oceanaut were treated as earning rental income from its chartering activities rather than services income, Oceanaut would be treated as a PFIC.

Under the PFIC rules, unless U.S. Holders of Oceanaut common stock make elections available under the Code (which elections could in each case have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of Oceanaut’s common stock, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of Oceanaut’s common stock. If Oceanaut is treated as a PFIC for any taxable year during the holding period of a U.S. Holder (Oceanaut expects that it will not be treated as a PFIC for the 2008 taxable year and future years), unless the U.S. Holder makes a QEF election for the first taxable year in which he holds the stock and in which Oceanaut is a PFIC, or makes the mark-to-market election, Oceanaut will continue to be treated as a PFIC for all succeeding years during which the U.S. Holder is treated as a direct or indirect U.S. Holder even if Oceanaut is not a PFIC for such years. A U.S. Holder is encouraged to consult his or her tax adviser with respect to any available elections that may be applicable in such a situation. In addition, U.S. Holders should consult their tax advisers regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC. These consequences are discussed in more detail under the heading “Tax Considerations — Material U.S. Federal Income Tax Consequences — United States Federal Income Taxation of U.S. Holders — Passive Foreign Investment Company Status and Significant Tax Consequences.”

As a foreign private issuer, Oceanaut could elect to comply with the less stringent reporting requirements of the Exchange Act.

Oceanaut is a Marshall Islands company, and its corporate affairs are governed by its amended and restated articles of incorporation, the BCA and the common law of the Marshall Islands. Commencing on June 16, 2008, Oceanaut commenced reporting under the Exchange Act as a non-U.S. company with foreign private issuer status. The principal differences between the reporting obligations of a foreign private issuer and those of a U.S. domestic company are as follows: foreign private issuers are not required to file their annual report on Form 20-F until six months after the end of each fiscal year while U.S. domestic issuers that are accelerated filers are required to file their annual report of Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are not required to file regular quarterly reports on Form 10-Q that contain unaudited financial and other specified information

However, if a foreign private issuer makes interim reports available to shareholders, the foreign private issuer will be required to submit copies of such reports to the SEC on a Form 6-K. Foreign private issuers are also not required to file current reports on Form 8-K upon the occurrence of specified significant events. However, foreign private issuers are required to file reports on Form 6-K disclosing whatever information the foreign private issuer has made or is required to make public pursuant to its home country’s laws or distributes to its shareholders and that is material to the issuer and its subsidiaries. Foreign private issuers are also exempt from the requirements under the U.S. proxy rules prescribing content of proxy statements and annual reports to shareholders. Although the American Stock Exchange, or AMEX, does require that a listed company prepare and deliver to shareholders annual reports and proxy statements in connection with all meeting of shareholders, these documents will not be required to comply with the detailed content requirements of the SEC’s proxy regulations. Officers, directors and 10% or more shareholders of foreign private issuers are exempt from requirements to file Forms 3, 4 and 5 to report their beneficial ownership of the issuer’s common stock under Section 16(a) of the Exchange Act and are also exempt from the related short-swing profit recapture rules under Section 16(b) of the Exchange Act. Foreign private issuers are also not required to comply with the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information.

In addition, as a foreign private issuer, Oceanaut may be exempted from, and you may not be provided with the benefits of, some of the AMEX corporate governance requirements, including that:

•	a majority of our board of directors must be independent directors;

•	the compensation of our chief executive officer must be determined or recommended by a majority of the independent directors or a compensation committee comprised solely of independent directors; and

•	our director nominees must be selected or recommended by a majority of the independent directors or a nomination committee comprised solely of independent directors.

As a result, Oceanaut’s independent directors may not have as much influence over our corporate policy as they would if we were not a foreign private issuer.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

As a foreign private issuer, we are exempt from SEC proxy rules, and the contents of this proxy statement may not have all of the material disclosures required under U.S. proxy rules.

As a foreign private issuer, we are exempt from the proxy rules promulgated under the Exchange Act which prescribe the form and content of proxy statements. Because of this exemption, we are not required to file with the SEC preliminary proxy solicitation materials regarding the vessel acquisition proposal and the amendment proposal. Although this proxy statement has been prepared in accordance with Marshall Islands law and has been filed with the SEC, it has not been reviewed by the SEC and may not have all of the material disclosures required under U.S. proxy rules or otherwise required by the SEC.

If the business combination is consummated, Oceanaut’s public warrants will become exercisable and you may experience dilution.

Under the terms of the Oceanaut warrants, the warrants become exercisable upon the completion of a business combination transaction. If all of the proposals submitted to shareholders are approved, Oceanaut expects to complete the business combination during the first quarter of 2008. Oceanaut has 18,750,000 public warrants to purchase common stock issued and outstanding at an exercise price of $6.00 per share. Oceanaut public warrants will become exercisable upon Oceanaut’s completion of a business combination and, as a result, you may experience dilution.

Registration rights held by Oceanaut’s founding shareholders may have an adverse effect on the market price of Oceanaut’s common stock.

Oceanaut’s founding shareholders are entitled to demand that Oceanaut register the resale of their shares and the shares of common stock underlying their founding warrants at any time after they are released from escrow which, except in limited circumstances, will not be before the first year anniversary of the consummation of its initial business combination. If such shareholders exercise their registration rights with respect to all of their shares, there will be an additional 7,687,500 shares of common stock eligible for trading in the public market. In addition, Excel Maritime Carriers Ltd., which purchased insider units and insider warrants in Oceanaut’s private placement in March 2007, is entitled to demand the registration of the securities underlying the 1,125,000 insider units and 2,000,000 insider warrants at any time after Oceanaut consummates its initial business combination. If all of these shareholders exercise their registration rights with respect to all of their shares of common stock, there will be an additional 11,937,500 shares of common stock eligible for trading in the public market. The presence of these additional shares may have an adverse effect on the market price of Oceanaut’s common stock.

Oceanaut’s directors and executive officers have interests in the vessel acquisition that are different from yours.

In considering the recommendation of Oceanaut’s directors to vote to approve the vessel acquisition proposal, you should be aware that they have agreements or arrangements that provide them with interests in the vessel acquisition proposal that differ from, or are in addition to, those of Oceanaut shareholders generally. If the vessel acquisition is not approved, Oceanaut will be liquidated and we will distribute to all of the holders of our shares issued in our initial public offering in proportion to their respective equity interests, an aggregate amount equal to funds on deposit in the trust account in which the net proceeds of Oceanaut’s initial public offering are held, including any interest (net of any taxes payable) not previously released to us, plus any remaining net assets. If we fail to consummate a business combination transaction, our officers and directors have waived their respective rights to participate in any liquidation distribution with respect to the all of the shares of common stock issued to them prior to our initial public offering and with respect to the 500,000 shares of the shares of common stock included in the 1,125,000 insider units acquired by Excel in the private placement and we would not distribute funds from the trust account with respect to Oceanaut’s warrants, which would expire worthless. In addition, our independent directors will forego all of their fees in the event that a business combination is not consummated. In the event that a business combination is not consummated within the required time period and Oceanaut is dissolved, based on the closing prices of Oceanaut’s common stock as of September 5, 2008, (i) the value of Excel’s shares and warrants, would be $5 million and $0, respectively, (ii) the value of Gabriel Panayotides’ shares and warrants, would each be $0, (iii) the value of Eleftherios A. Papatrifon’s shares and warrants, would each be $0, (iv) the value of George Agadakis’ shares and warrants, would each be $0, and (v) the value of Ismini Panayotides’ shares and warrants, would each be $0. The personal and financial interests of the members of our board of directors and executive officers may have influenced their motivation in identifying and selecting a target business and completing a business combination in a timely manner. Consequently, their discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in Oceanaut’s shareholders’ best interest.

Ownership and further purchases by Excel, our directors and officers and/or their respective affiliates may influence the outcome of the shareholder vote and could result in the approval of the vessel acquisition.

With respect to the proposal for approval of the vessel acquisition, each of Oceanaut’s initial shareholders has agreed to vote all of his or its founding shares in accordance with the majority of the votes cast with respect to the vessel acquisition by the holders of the shares issued in the initial public offering, and any shares acquired in or after the initial public offering in favor of the vessel acquisition. This voting arrangement does not apply to any proposal other than the vessel acquisition. Furthermore, Excel, our officers and directors and/or their respective affiliates, at any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding Oceanaut or its securities, may enter into open market purchases, as well as private purchases, of our securities. If Excel, our officers and directors and/or their affiliates purchase securities from existing Oceanaut shareholders that are likely to vote against the transaction, or that are likely to elect to convert their shares, the probability that the business combination will succeed increases, since the number of shares held by public shareholders will be reduced and the number of shares held by insiders will be increased. Therefore, the number of shares that will be voted in favor of the vessel acquisition proposal increases and the number of shares that are converted may decrease.

Because we expect to generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

We expect to generate substantially all of our revenues in U.S. dollars but certain of our expenses would be incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to these other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value could increase, decreasing our net income and cash flow from operations. For example, during 2006, the value of the U.S. dollar declined by approximately 11.3% as compared to the Euro and declined a further 9.9% during 2007.

Risk Factors Relating to Oceanaut as a Blank Check Company

Oceanaut will dissolve and liquidate if it does not consummate the vessel acquisition, or another business combination by March 6, 2009, in which event its shareholders may be held liable for claims by third parties against Oceanaut to the extent of distributions received by them.

We have agreed with the trustee to promptly adopt a plan of dissolution and liquidation and initiate procedures for our plan of dissolution and liquidation if we do not complete a business combination within 18 months after the consummation of our initial public offering by March 6, 2009 (as extended by six months due to Oceanaut’s execution of a definitive agreement by September 6, 2008). Under Marshall Islands law, shareholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If we complied with certain procedures set forth in Section 106 of the Business Corporation Act of the Republic of Marshall Islands intended to ensure that we make reasonable provision for all claims against us, including a minimum six month notice period during which any third-party claims can be brought against us before any liquidating distributions are made to shareholders, any liability of a shareholder with respect to a liquidating distribution would be limited to the lesser of such shareholder’s pro rata share of the claim or the amount distributed to the shareholder, and any liability of the shareholders would be barred after the expiration of the period set forth in such notice. However, it is our intention to make liquidating distributions to our shareholders as soon as reasonably possible after dissolution and, therefore, we do not intend to comply with those procedures. As such, our shareholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and, in such event, any such liability of our shareholders would extend beyond the dissolution proceedings. Accordingly, we cannot assure you that third parties will not seek to recover from our public shareholders amounts owed to them by us.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share liquidation price received by shareholders as part of our plan of dissolution and liquidation will be less than $8.35 per share.

Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we have sought, and will continue to seek, to have all third parties, including any vendors, prospective target businesses and other entities whom we engage in business, enter into agreements waive any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements, or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to seek recourse against our assets, including the funds held in the trust account. If any third party refused to execute an agreement waiving such claims to the monies held in the trust account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of our public shareholders notwithstanding the fact that such third party refused to waive such claims.

Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver. In any event, our management would perform an analysis of the alternatives available to it and would only enter into an agreement with a third party that did not execute a waiver if management believed that such third party’s engagement would be in the best interest of our public shareholders.

There is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and not seek recourse against the trust account for any reason. Accordingly, the proceeds held in trust could be subject to claims that could take priority over the claims of our public shareholders and the per-share liquidation price could be less than the $8.35 per share held in the trust account, plus interest (net of any taxes due on such interest, which taxes, if any, shall be paid from the trust account), due to claims of such creditors. If we are unable to complete a business combination and dissolve our company, Excel, our corporate shareholder, will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of various vendors, prospective target businesses or other entities that are owed money by us for services rendered or products sold to us only if such vendor or prospective target business or other third party does not execute a valid and enforceable waiver of any rights or claims to the trust account. Based on representations made to us by our corporate shareholder, and based on our review of the financial statements of our corporate shareholder in its annual report on Form 20-F, we currently believe that Excel is of substantial means and capable of funding a shortfall in our trust account, even though we have not asked Excel to reserve for such an eventuality. However, we cannot assure you that Excel will be able to satisfy those obligations. We believe the likelihood of Excel having to indemnify the trust account is limited because we will endeavor to have all vendors and prospective target businesses as well as other entities execute agreements with us pursuant to which they waive any right, title, interest or claim of any kind in or to the monies held in the trust account. We also will have withdrawn $2,000,000 in interest (after providing for taxes on such interest) that will be released to us from interest accruing on the trust account as working capital, which we can use to pay any such potential claims. In the event that our board recommends, and our shareholders approve, a plan of dissolution and liquidation under which it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received a return of funds from our trust account as part of its liquidation could be liable to creditors for such amounts.

Additionally, if we are forced to file a bankruptcy case, or an involuntary bankruptcy case is filed against us which is not dismissed, the funds held in our trust account will be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you that we will be able to return to our public shareholders the liquidation amounts due to them.

Industry Risk Factors Relating to Oceanaut

The dry bulk shipping industry is cyclical and volatile, and this may lead to reductions and volatility of charter rates, vessel values and results of operations.

The degree of charter hire rate volatility among different types of dry bulk carriers has varied widely. If Oceanaut enters into a charter when charter hire rates are low, its revenues and earnings will be adversely affected. In addition, a decline in charter hire rates likely will cause the value of the vessels that Oceanaut will own, to decline and Oceanaut may not be able to successfully charter its vessels in the future at rates sufficient to allow it to operate its business profitably or meet its obligations. The factors affecting the supply and demand for dry bulk carriers are outside of Oceanaut’s control and are unpredictable. The nature, timing, direction and degree of changes in dry bulk shipping market conditions are also unpredictable.

Factors that influence demand for seaborne transportation of cargo include:

•	demand for and production of dry bulk products;

•	the distance cargo is to be moved by sea;

•	global and regional economic and political conditions;

•	environmental and other regulatory developments; and

•	changes in seaborne and other transportation patterns, including changes in the distances over which cargo is transported due to geographic changes in where commodities are produced and cargoes are used.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	vessel casualties;

•	price of steel;

•	number of vessels that are out of service;

•	changes in environmental and other regulations that may limit the useful life of vessels; and

•	port or canal congestion.

Oceanaut anticipates that the future demand for its vessels will be dependent upon continued economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the world’s dry bulk carrier fleet and the sources and supply of cargo to be transported by sea. If the global vessel capacity increases in the dry bulk shipping market, but the demand for vessel capacity in this market does not increase or increases at a slower rate, the charter rates could materially decline. Adverse economic, political, social or other developments could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Charter rates in the dry bulk shipping market are at historically high levels and future growth will depend on continued economic growth in the world economy that exceeds growth in vessel capacity. A reduction in world economic growth may have an adverse effect on Oceanaut’s financial condition and results of operations.

Charter rates for the dry bulk carriers recently have been at historically high levels. Oceanaut anticipates that future demand for its vessels, and in turn future charter rates, will be dependent upon continued economic growth in the world’s economy, particularly in China and India, as well as seasonal and regional changes in demand and changes in the capacity of the world’s fleet. According to Drewry Shipping Consultants Limited, or Drewry, the world’s dry bulk carrier fleet is expected to increase in 2008 and 2009 as a result of substantial scheduled deliveries of newly constructed vessels and low forecasts for scrapping of existing vessels. Continued economic growth in the world economy that exceeds growth in vessel capacity will be necessary to sustain current charter rates. There can be no assurance that economic growth will not decline or that vessel scrapping will occur at an even lower rate than forecasted. A decline in charter rates could have a material adverse effect on Oceanaut’s business, financial condition and results of operations.

An economic slowdown in the Asia Pacific region could have a material adverse effect on Oceanaut’s business, financial position and results of operations.

A significant number of the port calls made by Oceanaut’s vessels may involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, but particularly in China or India, may have an adverse effect on Oceanaut’s future business, financial position and results of operations, as well as its future prospects. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. Oceanaut cannot assure you that such growth will be sustained or that the Chinese economy will not experience contraction in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries may adversely effect economic growth in China and elsewhere. Oceanaut’s business, financial position and results of operations, as well as its future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

If the current time charterers of Oceanaut’s vessels default or suitable employment cannot be procured upon expiration of the vessel’s current time charters, Oceanaut may have to employ such vessels in the volatile spot market, which may have an adverse impact on stable cash flows and revenues.

Oceanaut may have to employ one or more of its vessels on spot charters when time charters on its vessels expire or if current charterers default, until it can procure suitable long-term employment for such vessels. The spot charter market is highly competitive and rates within this market are subject to volatile fluctuations, while longer-

term period time charters provide income at pre-determined rates over more extended periods of time. If Oceanaut decides to spot charter its vessels, there can be no assurance that Oceanaut will be successful in keeping all its vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable its vessels to be operated profitably. A significant decrease in charter rates could affect the value of Oceanaut’s fleet and could adversely affect its profitability and cash flows with the result that its ability to pay debt service to its lenders and dividends to its shareholders could be impaired.

Oceanaut’s operating results will be subject to seasonal fluctuations, which could affect its operating results and the amount of available cash with which Oceanaut can pay dividends.

Oceanaut will operate its vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, revenues of dry bulk carrier operators in general have historically been weaker during the fiscal quarters ended June 30 and September 30, and, conversely, been stronger in fiscal quarters ended December 31 and March 31. This seasonality may materially affect Oceanaut’s operating results and cash available for dividends.

Oceanaut will be subject to regulation and liability under environmental laws that could require significant expenditures and affect its cash flows and net income.

Oceanaut’s business and the operation of its vessels will be materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which its vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, Oceanaut cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of its vessels. Additional conventions, laws and regulations may be adopted which could limit Oceanaut’s ability to do business or increase its cost of doing business, which may materially adversely affect its operations, as well as the shipping industry generally. Oceanaut will be required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its operations.

The operation of Oceanaut’s vessels is affected by the requirements set forth in the International Safety Management, or ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive ”Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Each of Oceanaut’s vessels will be ISM Code-certified but we cannot assure that such certificate will be maintained indefinitely.

For dry bulk vessels, such as those operated under Oceanaut’s fleet, at present, there is no international oil pollution regime in force that comprehensively governs liability for oil pollution from ship’s bunkers. In 2001, the International Maritime Organization, or IMO, adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in contracting states caused by discharges of bunker oil from dry bulk vessels. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended, or the 1976 Convention). The Bunker Convention has not yet received sufficient ratifications to come into force. In the meantime, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

In the United States, the Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from dry bulk vessels as well as cargo or bunker oil spills from tankers. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under OPA, vessel owners, operators and bareboat charterers are ”responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a ship owner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996, which substantially increases the liability limits set forth in the 1976 London Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a ship owner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or seriously negligent pollution discharges by ships. The directive could result in criminal liability being incurred in circumstances where it would not be incurred under international law as set out in the International Convention for the Prevention of Pollution from Ships, or the MARPOL Convention. Criminal liability for an oil pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

Oceanaut expects to maintain, for each of its vessels, insurance coverage against pollution liability risks in the amount of $1.0 billion per incident. If the damages from a catastrophic incident exceeded Oceanaut’s insurance coverage, it could have a material adverse effect on Oceanaut’s financial condition and results of operations.

Oceanaut will be subject to vessel security regulations and will incur costs to comply with recently adopted regulations and may be subject to costs to comply with similar regulations which may be adopted in the future in response to terrorism.

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on Oceanaut. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Oceanaut will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for the vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although Oceanaut’s management does not believe these additional requirements will have a material financial impact on its operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future which could have a significant financial impact on Oceanaut.

The operation of dry bulk carriers has particular operational risks which could affect our earnings and cash flow.

The operation of certain ship types, such as dry bulk carriers, has certain particular risks. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach while at sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels’ holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads leading to the loss of a vessel. If Oceanaut is unable to adequately maintain its vessels, it may be unable to prevent these events. Any of these circumstances or events could negatively impact Oceanaut’s business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of its vessels could harm Oceanaut’s reputation as a safe and reliable vessel owner and operator.

If any of Oceanaut’s vessels fails to maintain its class certification and/or fails any annual survey, intermediate survey, drydocking or special survey, it could have a material adverse impact on Oceanaut’s financial condition and results of operations.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Conventions or SOLAS. Oceanaut’s vessels are expected to be classed with one or more classification societies that are members of the International Association of Classification Societies.

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Oceanaut’s vessels are expected to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel will also be required to be drydocked every two to three years for inspection of the underwater parts of such vessels.

In this connection, the vessels being purchased are scheduled to be drydocked on at various times between January 19, 2009 and September 28, 2010. The costs of such drydockings are expected to aggregate between $2.95 million and $3.55 million.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on Oceanaut’s financial condition and results of operations.

Because our seafaring employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

We expect that our vessel-owning subsidiaries will employ a large number of seafarers. All of the seafarers employed on the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

Maritime claimants could arrest Oceanaut’s vessels, which could interrupt its cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arresting or attachment of one or more of Oceanaut’s vessels could interrupt its cash flow and require it to pay large sums of funds to have the arrest lifted which would have a material adverse effect on Oceanaut’s financial condition and results of operations. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one of Oceanaut’s vessels for claims relating to another of its vessels.

Governments could requisition Oceanaut’s vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition for title or seize Oceanaut’s vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition Oceanaut’s vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of Oceanaut’s vessels could have a material adverse effect on Oceanaut’s financial condition and results of operations.

Because Oceanaut will operate its vessels worldwide, terrorism and other events outside Oceanaut’s control may negatively affect its operations and financial condition.

Because Oceanaut will operate its vessels worldwide, terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect Oceanaut’s business, results of operations and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also have a material adverse effect on Oceanaut’s ability to obtain additional financing on terms acceptable to it or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Terrorist attacks and armed conflicts may also negatively affect Oceanaut’s operations and financial condition and directly impact its vessels or its customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on Oceanaut’s financial condition and costs.

Risk Factors Related to the Adjournment Proposal

If the adjournment proposal is not approved, and an insufficient number of votes have been obtained to approve the consummation of the vessel acquisition, Oceanaut’s board of directors will not have the ability to adjourn the special meeting to a later date in order to solicit further votes, and, therefore, the acquisition will not be approved.

Oceanaut’s board of directors is seeking approval to adjourn the annual meeting to a later date or dates if, at the special meeting, based upon the votes cast, there are insufficient votes to approve the consummation of the vessel acquisition. If the adjournment proposal is not approved, Oceanaut’s board will not have the ability to adjourn the special meeting to a later date and, therefore, will not have more time to solicit votes to approve the consummation of the vessel acquisition. In such event, the vessel acquisition would not be completed and, unless Oceanaut were able to consummate a business combination on or before March 6, 2009, Oceanaut would be required to liquidate.

FORWARD-LOOKING STATEMENTS

We believe that some of the information in this proxy statement constitutes forward-looking statements. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intend,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain projections of future results of operations or financial condition; or

•	state other “forward-looking” information.

Oceanaut believes it is important to communicate its expectations to its shareholders. However, there may be events in the future that Oceanaut is not able to accurately predict or over which Oceanaut has no control. The risk factors and cautionary language discussed in this proxy statement provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by Oceanaut in its forward-looking statements, including among other things:

•	the number and percentage of Oceanaut shareholders voting against the vessel acquisition proposal;

•	future operating or financial results;

•	expectations regarding the strength of the future growth of the shipping industry, including the rate of annual demand growth in the dry bulk shipping industry;

•	future payments of dividends and the availability of cash for payment of dividends;

•	Oceanaut’s expectations relating to dividend payments and forecasts of its ability to make such payments;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking (beyond the disclosed reserve), survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	Oceanaut’s ability to repay its credit facility and grow using the available funds under its credit facility;

•	Oceanaut’s financial condition and liquidity, including its ability to obtain additional financing in the future (from warrant exercises or outside services) to fund capital expenditures, acquisitions and other general corporate activities;

•	Oceanaut’s ability to enter into long-term, fixed-rate charters;

•	changing interpretations of generally accepted accounting principles;

•	outcomes of litigation, claims, inquiries or investigations;

•	continued compliance with government regulations;

•	statements about industry trends;

•	general economic conditions; and

•	geopolitical events and regulatory changes.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement.

All forward-looking statements included herein attributable to Oceanaut or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Oceanaut undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

Before you grant your proxy or instruct how your vote should be cast or vote on the approval of the acquisition you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement could have a material adverse effect on Oceanaut upon completion of the vessel acquisition.

THE OCEANAUT SPECIAL MEETING

The Oceanaut Special Meeting

Oceanaut is furnishing this proxy statement to you as part of the solicitation of proxies by the Oceanaut board of directors for use at the special meeting in connection with the proposed vessel acquisition. This proxy statement provides you with the information you need to be able to vote or instruct your vote to be cast at the special meeting.

Date, Time and Place

The special meeting will be held at 10:00 a.m., Eastern Standard Time, on October 15, 2008, at the offices of Mintz Levin Cohn Ferris Glovsky & Popeo, P.C., the Chrysler Center, 666 Third Avenue, New York, New York 10017.

Purpose of the Special Meeting

At the special meeting, the holders of Oceanaut common stock are being asked to:

•	approve the acquisition of four dry bulk carriers pursuant to the terms and conditions of the four MOAs, each dated as of August 20, 2008 and amended on September 5, 2008, by and between Oceanaut, through its nominated subsidiaries, and each of the sellers;

•	approve the amendment of Oceanaut’s amended and restated articles of incorporation to make the following changes: (1) “Article THIRD” of Oceanaut’s articles of incorporation would be amended by deleting the proviso at the end of the second sentence of “Article THIRD,” which deals with the dissolution and liquidation of Oceanaut in the event that Oceanaut does not consummate a business combination within the required time period, (2) “Article THIRD” of Oceanaut’s articles of incorporation would be further amended by deleting the third sentence of “Article THIRD,” which contains the requirement that all amendments to “Article THIRD” be approved by all of Oceanaut’s public shareholders, (3) “Article FIFTH” of Oceanaut’s articles of incorporation would be amended so that the text of the first paragraph and paragraphs A, B, C, D, E and G of “Article FIFTH” would be deleted in their entirety and paragraph F of “Article FIFTH” would be revised to remove the “F” designation from the beginning of the paragraph, (4) “Article FIFTH” would be amended as an additional protective provision to require the affirmative vote or consent of the holders of sixty-six and two-thirds percent (66 2/3%) of Oceanaut’s issued and outstanding shares of common stock to amend any provision of “Article FIFTH” and (5) the number designations of the remaining articles would be adjusted accordingly; and

•	approve the adjournment of the special meeting in the event that Oceanaut has not received the requisite shareholder vote to approve the vessel acquisition proposal and the amendment proposal.

Oceanaut’s board of directors:

•	has unanimously determined that the vessel acquisition is, from a financial point of view, fair to, and in the best interests of, Oceanaut and its shareholders;

•	has unanimously determined that the consideration to be paid by Oceanaut in connection with the vessel acquisition is fair to its current shareholders from a financial point of view and the fair market value of the four dry bulk carriers being acquired is greater than 80% of the value of the net assets of Oceanaut at the time of the execution of the MOAs;

•	has unanimously approved the vessel acquisition, the amendments to the amended and restated articles of incorporation and all transaction agreements required to consummate such transactions;

•	has unanimously approved the adjournment proposal, if presented; and

•	unanimously recommends that the holders of Oceanaut common stock vote (i) “FOR” the vessel acquisition proposal, (ii) “FOR” the amendment proposal, and (iii) “FOR” the adjournment proposal, if presented.

Record Date; Who is Entitled to Vote

The record date for the special meeting is September 4, 2008. Record holders of Oceanaut common stock at the close of business on the record date are entitled to vote or have their votes cast at the special meeting. On the record date, there were 24,562,500 issued and outstanding shares of Oceanaut common stock.

Each share of Oceanaut common stock is entitled to one vote at the special meeting.

The founding shareholders have agreed to vote: (i) all of the shares of common stock they acquired prior to the initial public offering and private placement in the same way as the majority of the shares of common stock voted by the public shareholders with respect to the vessel acquisition proposal and (ii) any shares of common stock they may acquire in the future in favor of the vessel acquisition proposal. The public shareholders are free to vote their shares as they see fit.

The quorum for the special meeting is the presence, in person or by proxy, of holders of a majority of the issued and outstanding shares of common stock. A quorum is the minimum number of issued and outstanding shares of common stock, the holders of which must be present at a meeting in order to duly convene the meeting. Shares held by shareholders who are present in person at the meeting but who do not vote or who mark their proxy cards to show abstentions, and shares represented by broker non-votes, are included for purposes of determining the presence of a quorum. In the absence of a quorum, shareholders representing a majority of the votes present in person or represented by proxy at such meeting, may adjourn the meeting until a quorum is present.

Oceanaut’s issued and outstanding warrants do not have voting rights and holders of Oceanaut warrants will not be entitled to vote at the special meeting.

Oceanaut Shares

The units (and the shares of common stock included in the units) issued in our initial public offering were available initially only in book-entry form and are currently represented by one or more global certificates, which were deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in its name or in the name of its nominee. Accordingly, all of the public shares are held in “street name.”

Voting Your Shares

Your proxy card shows the number of shares of Oceanaut common stock that you own.

There are two ways to vote your shares of Oceanaut common stock at the special meeting:

•	You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted, as recommended by the Oceanaut board, “FOR” the vessel acquisition proposal, “FOR” the amendment proposal and “FOR” the adjournment proposal.

•	You can attend the special meeting and vote in person. Oceanaut will give you a ballot when you arrive, however, you must get a proxy from the broker, bank or other nominee that is the record holder of your shares. That is the only way Oceanaut can be sure that your broker, bank or other nominee has not already voted your shares.

Who can answer your questions about voting your shares

If you have any questions about how to vote or direct a vote in respect of your Oceanaut common stock, you may call Eleftherios (Lefteris) Papatrifon at +30-210-620-9520.

No additional matters may be presented at the special meeting

This special meeting has been called only to consider Proposal 1, Proposal 2 and Proposal 3. Under Oceanaut’s by-laws, other than procedural matters incident to the conduct of the meeting, no other matters may be considered at the special meeting.

Changing your vote or revoking your proxy

You may change your vote by ensuring your bank, broker or other nominee sends a later-dated, signed proxy card to Eleftherios (Lefteris) Papatrifon at Oceanaut, but such later-dated proxy must be received by Oceanaut no later than 12:00 P.M., New York City time, on October 14, 2008 (the business day prior to the date of the special meeting of Oceanaut shareholders).

You also may revoke your proxy by ensuring your bank, broker or other nominee sends a notice of revocation to Eleftherios (Lefteris) Papatrifon at Oceanaut, but such revocation must be received by Oceanaut no later than 12:00 P.M., New York City time, on October 14, 2008 (the business day prior to the date of the special meeting of Oceanaut shareholders).

You may also change your vote or revoke your proxy by obtaining a proxy from the record holder of your shares authorizing you to vote your shares or revoke your proxy, attending the special meeting and requesting a ballot and voting at the special meeting or requesting return of your proxy, as applicable.

Vote required

The vessel acquisition will be approved if: (a) a majority of the shares of Oceanaut’s common stock issued in its initial public offering and outstanding as of the record date that are present or represented at the meeting vote in favor of the vessel acquisition proposal; and (b) no more than approximately 29.99% of the public shares (or 5,624,999 shares of common stock) both vote against the vessel acquisition proposal and properly exercise their conversion rights.

Abstentions and broker non-votes

An abstention, since it is not an affirmative vote in favor of a respective proposal but adds to the number of shares present in person or by proxy, (i) will have the same effect as a vote against the vessel acquisition proposal but will not have the effect of converting your shares into a pro rata portion of the trust account in which a substantial portion of the net proceeds of Oceanaut’s initial public offering are held, unless an affirmative election voting against the vessel acquisition proposal is made and an affirmative election to convert such shares of common stock is made on the proxy card, (ii) will be treated as a vote against the amendment proposal, and (iii) will be treated as a vote against the adjournment proposal.

A failure to vote and broker non-votes will have no impact upon the approval of the matters referred to in (i) and (ii) above, but as the amendment proposal requires a majority of all outstanding shares of common stock, a failure to vote and broker non-votes will have the effect of a vote against such proposal. Failure to vote will not have the effect of converting your shares into a pro rata portion of the trust account.

Conversion Rights

Pursuant to Oceanaut’s amended and restated articles of incorporation, Oceanaut’s public shareholders have the right to vote against the vessel acquisition proposal and demand that Oceanaut convert all (and not less than all) of their public shares into cash at the conversion price per share. If you properly exercise your conversion rights, then you will be irrevocably exchanging your shares of common stock for cash and will no longer own those shares of common stock. Based on the amount of cash held in the trust account as of September 5, 2008, without taking into account any interest accrued after such date, you will be entitled to convert each public share that you own into approximately $8.24 per share. You may only demand that Oceanaut convert your shares by checking the box on the proxy card and, at the same time, ensuring your bank or broker complies with the requirements described elsewhere herein. You will only be entitled to receive cash for those shares if you continue to hold those shares through the initial closing date of the vessel acquisition.

If you convert your shares of common stock, you will still have the right to exercise any warrants you own in accordance with their terms.

If the vessel acquisition is not completed, then your shares will not be converted at this time, even if you so demanded.

Prior to exercising conversion rights, Oceanaut shareholders should verify the market price of Oceanaut’s common stock, as they may receive higher proceeds from the sale of their shares in the public market than from exercising their conversion rights. The closing price of Oceanaut’s common stock on September 8, 2008, the last trading day before the date of this proxy statement, was $8.00.

Conversion Procedures

If you wish to exercise your conversion rights, you must:

•	affirmatively vote against approval of the vessel acquisition proposal;

•	demand that your shares of Oceanaut common stock be converted into cash in accordance with the procedures described in this proxy statement; and

•	ensure that your bank or broker complies with the procedures described in the next paragraph.

Your bank or broker must, by 5:00 P.M., New York City time, on October 14, 2008, the business day prior to the special meeting, electronically transfer your shares to the DTC account of Continental Stock Transfer & Trust Company, our stock transfer agent, and provide Continental Stock Transfer & Trust Company with the necessary stock powers, written instructions that you want to convert your shares and a written certificate addressed to Continental Stock Transfer & Trust Company stating that you were the owner of such shares as of the record date, you have owned such shares since the record date and you will continue to own such shares through the initial closing of the acquisition. If your bank or broker does not provide each of these documents to Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004, attention: Mark Zimkind, tel. 212-845-3287, fax 212-616-7616, by 5:00 p.m., New York City time, on October 14, 2008, the business day prior to the special meeting, your shares will not be converted.

If you demand conversion of your shares, and later decide that you do not want to convert such shares, your bank or broker must make arrangements with Continental Stock Transfers & Trust Company, at the telephone number stated above, to withdraw the conversion. To be effective, withdrawals of shares previously submitted for conversion must be completed prior to the commencement of the special meeting.

Continental Stock Transfer & Trust Company can assist with this process. We urge shareholders who may wish to exercise their conversion rights to promptly contact the account executive at the organization holding their account to accomplish these additional procedures. If such shareholders fail to act promptly, they may be unable to timely satisfy the conversion requirements.

Any action that does not include a vote against the vessel acquisition proposal will prevent you from exercising your conversion rights.

Solicitation Costs

Oceanaut is soliciting proxies on behalf of the Oceanaut board of directors, and Oceanaut will pay all costs of preparing, assembling and mailing the proxy materials. This solicitation is being made by mail. Oceanaut and its directors and officers may also solicit proxies in person, by telephone, by fax or by other electronic means and, in the event of such solicitations, the information provided will be consistent with this proxy statement and enclosed proxy card. These persons will not receive any additional compensation for these services. Oceanaut will ask banks, brokers and nominees to forward its proxy materials to their beneficial owners and to obtain their authority to execute proxies and voting instructions. Oceanaut will reimburse them for their reasonable expenses. We have retained the proxy-soliciting firm of Morrow & Co., LLC to assist in the solicitation of proxies and provide related advice and informational support, at a cost of approximately $25,000.

Stock Ownership

There are 24,562,500 outstanding shares of Oceanaut common stock. Excel, Oceanaut’s directors and officers and their affiliates and related parties, currently own an aggregate of approximately 22.7% of the outstanding shares. All of these shareholders have agreed to vote: (i) all of the shares of common stock they acquired prior to the initial public offering and private placement in the same way as the majority of the shares of common stock voted by the public shareholders with respect to the vessel acquisition proposal and (ii) any shares of common stock they may acquire in the future in favor of the vessel acquisition proposal. The public shareholders are free to vote their shares as they see fit.

The following table sets forth information, as of September 5, 2008, regarding the beneficial ownership of shares of common stock as of the record date, by each person known by us to own beneficially 5% or more of our outstanding common stock, each of our directors and officers, and all of our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Amount
	and Nature
	of		Percentage of
	Beneficial		Outstanding
Name and Address of Beneficial Owner(1)(2)	Ownership(2)		Common Stock

Excel Maritime Carriers Ltd.(3)	4,640,625	(9)	18.9%
QVT Finance LP(4)	3,454,685	(10)	14.1%
QVT Finance GP LLC(4)	3,454,685	(10)	14.1%
Satellite Asset Management, L.P.(5)	2,617,982	(11)	10.7%
Satellite Fund Management, LLC(5)	2,617,982	(11)	10.7%
Fir Tree, Inc.(6)	1,960,000	(12)	8.0%
Sapling LLC(6)	1,880,438	(12)	7.7%
Andrew Weiss(7)	1,860,400	(13)	7.6%
QVT Associates GP LLC(4)	1,658,143	(10)	6.8%
QVT Overseas Ltd.(4)	1,479,950	(10)	6.0%
Weiss Asset Management, LLC(7)	1,365,412	(13)	5.6%
Millenco LLC(8)	1,352,222	(14)	5.5%
Satellite Overseas Fund, Ltd.(5)	1,264,575	(11)	5.1%
Gabriel Panayotides	351,562	(15)	1.4%
Eleftherios (Lefteris) A. Papatrifon	234,375	(16)	1.0%
George Agadakis	234,375	(17)	1.0%
Ismini Panayotides	117,188	(18)	*
Jesper Jarlbaek	0		*
Kevin G. Oates	0		*
Yannis Tsamourgelis	0		*
All directors and executive officers as a group (8 individuals)	937,500	(19)	3.8%

*	less than one (1%) percent.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Excel Maritime Carriers Ltd., 17th Km National Road Athens-Lamia & Finikos Street, 145 64 Nea Kifisia, Athens, Greece.

(2)	Pursuant to the rules established under the Securities Exchange Act of 1934, as amended, the foregoing parties may be deemed to be a “group,” as defined in Section 13(d) of such Act, by virtue of their affiliation with Excel Maritime Carriers Ltd.

(3)	Argon S.A. is the record owner of 5,032,520 Class A common shares of Excel pursuant to a trust, whose beneficiary is Starling Trading Co. Ms. Ismini Panayotides, the daughter of our Chairman and our current Vice President of Project Development, is the sole shareholder of Starling Trading Co. Ms. Panayotides has no power of voting or disposition of these shares and, with Mr. Panayotides, disclaims beneficial ownership of these shares. Kostas Katavatis has sole voting and dispositive control over the shares of Starling Trading Co. In addition, Ms. Mary Panayotides, the spouse of our Chairman, has sole voting and dispositive control over the shares of Boston Industries S.A., the record owner of approximately 39.5% of Excel’s outstanding shares of common stock (including both Class A and Class B). Mr. Panayotides disclaims beneficial ownership of these shares.

(4)	The business address of such shareholder is 1177 Avenue of the Americas, 9th Floor, New York, New York 10036.

(5)	The business address of such shareholder is 623 Fifth Avenue, 19th Floor, New York, New York 10022.

(6)	The business address of such shareholder is 505 Fifth Avenue, 23rd Floor, New York, New York, 10017.

(7)	The business address of such shareholder is 29 Commonwealth Ave., Boston, Massachusetts 02116.

(8)	The business address of such shareholder is 666 Fifth Avenue, New York, New York 10103.

(9)	This amount excludes shares of common stock underlying warrants that are not currently exercisable and will not be exercisable prior to the consummation of the vessel acquisition. If such warrants were currently exercisable, the amount would be 8,890,625 and the percentage of outstanding common stock would be 36.2%.

(10)	Based on a Schedule 13D/A filed on May 22, 2008 with the SEC jointly by the following parties and indicating shared voting and dispositive power: QVT Financial LP (“QVT Financial”), QVT Financial GP LLC (“QVT Financial LLC”), QVT Overseas Ltd. (“QVT Overseas”), QVT Associates GP LLC (“QVT Associates”) and QVT Fund LP (“QVT Fund”). QVT Associates is the general partner of QVT Fund and several other funds (collectively, the “Funds”). QVT Financial LLC is the general partner of QVT Financial. QVT Financial acts as the investment manager for QVT Fund, the Funds and QVT Overseas. QVT Financial is also the investment manager for other entities, including a separate discretionary account managed for its client (the “Separate Account”). QVT Financial has the power to direct the vote and disposition of the shares of our common stock held by QVT Fund, each of the Funds, QVT Overseas and the Separate Account. QVT Overseas beneficially owns 1,479,950 shares of our common stock, the Funds together beneficially own an aggregate amount of 1,658,143 shares of our common stock and the Separate Account holds 316,592 shares of our common stock. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 3,454,685 shares of our common stock, consisting of the shares owned by QVT Overseas and each of the Funds and the shares held in the Separate Account. QVT Financial LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of our common stock reported by QVT Financial. QVT Associates, as General Partner of each of the Funds, may be deemed to be the beneficial owner of an aggregate amount of 1,658,143 shares of our common stock, consisting of the shares owned by the Funds. Daniel Gold, Lars Bader, Nicholas Brumm, Arthur Chu and Tracy Fu, are managing members of QVT Financial LLC and QVT Associates, and may be deemed to beneficially own the same number of shares of our common stock reported by QVT Financial, QVT Financial LLC and QVT Associates. Messrs. Gold, Woods and Pilgrim are directors of QVT Overseas and may be deemed to beneficially own the same number of shares of our common stock reported by QVT Overseas. In addition, QVT Overseas., QVT Associates, certain of the Funds own, and the Separate Account holds, an aggregate amount of 5,104,503 common stock purchase warrants. Each such warrant entitles the holder to purchase one share of our common stock at a price of $6.00 and become exercisable on the later of the our completion of a business combination or March 1, 2008.

(11)	Based on a Schedule 13G/A filed on March 18, 2008 with the SEC jointly by the following parties and indicating shared voting and dispositive power: (i) Satellite Fund II, L.P., Satellite Fund IV, L.P. (together, the “Delaware Funds”) over which Satellite Advisors, L.L.C. (“Satellite Advisors”) has discretionary trading authority, as general partner, and (ii) Satellite Overseas Fund, Ltd., The Apogee Fund Ltd., Satellite Overseas Fund V, Ltd., Satellite Overseas Fund VI, Ltd., Satellite Overseas Fund VII, Ltd., Satellite Overseas Fund VIII, Ltd. and Satellite Overseas Fund IX, Ltd. (collectively, the “Offshore Funds” and together with the Delaware Funds, the “Satellite Funds”) over which Satellite Asset Management, L.P. (“Satellite Asset Management”) has discretionary investment trading authority. The general partner of Satellite Asset Management is Satellite Fund Management, L.P. (“Satellite Fund Management”). Satellite Fund Management and Satellite Advisors each share the same Executive Committee, composed of Lief Rosenblatt, Gabriel Nechamkin and Mark Sonnino that make investment decisions on behalf of the Satellite Funds and investment decisions made by such Executive Committee, when necessary, are made through approval of a majority of the Executive Committee members.

(12)	Based on a Schedule 13G/A filed on February 14, 2008 with the SEC jointly by the following parties and indicating shared voting and dispositive power: Sapling, LLC (“Sapling”), Fir Tree Capital Opportunity Master Fund, L.P. (“Fir Tree Capital”) and Fir Tree, Inc. (“Fir Tree”). Sapling may direct the vote and disposition of 1,880,438 shares of our common stock, while Fir Tree Capital may direct the vote and disposition of 79,562 shares of our common stock. Fir Tree, as the investment manager of each of Sapling and Fir Tree Capital, has been granted investment discretion over the shares of common stock held by Sapling and Fir Tree Capital. Accordingly, Fir Tree may be deemed to be the beneficial owner of an aggregate amount of 1,960,000 shares of our common stock as of the date hereof, consisting of the shares owned by Sapling and Fir Tree Capital. Jeffrey D. Tannenbaum and Andrew Fredman have voting control for Fir Tree, Sapling and Fir Tree Capital.

(13)	Based on a Schedule 13G/A filed on March 19, 2008 with the SEC jointly by the following parties and indicating shared voting and dispositive power: Weiss Asset Management, LLC (“Weiss Management”), Weiss Capital LLC and Andrew Weiss. Shares reported herein for Weiss Management include shares beneficially owned by a private investment partnership of which Weiss Management is the sole general partner. Shares reported herein for Mr. Weiss represent (i) shares beneficially owned by a private investment partnership of which Weiss Asset Management is the sole general partner and which may be deemed to be controlled by Mr. Weiss, who is the Managing Member of Weiss Management and (ii) shares beneficially owned a private investment corporation of which Mr. Weiss is the Managing Member of the investment manager of that private investment corporation. Accordingly, Mr. Weiss may be deemed to be the beneficial owner of the shares of our common stock beneficially owned by Weiss Management.

(14)	Based on a Schedule 13G filed on April 14, 2008 with the SEC jointly by Millenco LLC, Millennium Management LLC and Israel A. Englander, the foregoing parties share voting and dispositive control over the shares. Based on such Schedule 13G, Mr. Israel Englander is the managing member of Millennium Management LLC, which is the manager of Millenco LLC.

(15)	This amount excludes shares of common stock underlying warrants that are not currently exercisable and will not be exercisable prior to the consummation of the vessel acquisition. If such warrants were currently exercisable, the amount would be 576,562 and the percentage of outstanding common stock would be 2.3%.

(16)	This amount excludes shares of common stock underlying warrants that are not currently exercisable and will not be exercisable prior to the consummation of the vessel acquisition. If such warrants were currently exercisable, the amount would be 384,375 and the percentage of outstanding common stock would be 1.6%.

(17)	This amount excludes shares of common stock underlying warrants that are not currently exercisable and will not be exercisable prior to the consummation of the vessel acquisition. If such warrants were currently exercisable, the amount would be 384,375 and the percentage of outstanding common stock would be 1.6%.

(18)	This amount excludes shares of common stock underlying warrants that are not currently exercisable and will not be exercisable prior to the consummation of the vessel acquisition. If such warrants were currently exercisable, the amount would be 192,188 and the percentage of outstanding common stock would be less than one (1%) percent.

(19)	This amount excludes shares of common stock underlying warrants that are not currently exercisable and will not be exercisable prior to the consummation of the vessel acquisition. If such warrants were currently exercisable, the amount would be 1,537,500 and the percentage of outstanding common stock would be 6.3%.

PROPOSAL 1 — THE VESSEL ACQUISITION PROPOSAL

The discussion in this proxy statement of the vessel acquisition and the principal terms of each MOA, each dated as of August 20, 2008 and amended on September 5, 2008, by and among Oceanaut, Oceanaut’s nominated subsidiaries and each applicable seller is subject to, and is qualified in its entirety by reference to, the applicable MOA. A copy of each MOA is attached as an annex to this proxy statement and is incorporated in this proxy statement by this reference.

General Description of the Vessel Acquisition

Pursuant to the several MOAs, Oceanaut, through its nominated subsidiaries, will acquire four dry bulk carriers from the several sellers for an aggregate purchase price of $352 million in cash. This fleet of dry bulk carriers includes three Panamax vessels and one Supramax vessel. These dry bulk carriers transport a variety of dry bulk cargoes such as coal, iron ore, and grain. The vessels have a combined cargo-carrying capacity of over 278,000 deadweight tons and an average fleet age of approximately four years. On the initial closing date, title to, and delivery of, two vessels, whose aggregate fair market value is equal at least to 80% of Oceanaut’s net assets (excluding deferred underwriting discounts and commissions in the amount of $4.5 million), will be transferred and effectuated by the seller of each vessel to Oceanaut in accordance with the terms and conditions of each MOA relating to each such vessel.

In addition, in the event that we are unable to satisfy certain conditions under the MOA for the M/V MEDI CEBU, Excel has agreed to acquire that vessel for $72.5 million. As security for the performance of this obligation, Excel has to provide the seller of the M/V MEDI CEBU a bank guarantee in the amount of $7,250,000, which guarantee will remain in place until either we are able to satisfy our obligations under the governing MOA or Excel replaces such guarantee with $7,250,000 (equivalent to the 10% standard deposit for vessel purchases).

The sellers are: Achilles Management S.A., Iris Marine Carriers S.A., Sea Triumph Maritime S.A., and Three Stars Maritime S.A., each a company organized under the laws of Panama.

After the initial closing, Maryville Maritime Inc., an affiliate of Excel Maritime Carriers Ltd., and Excel will provide technical and commercial management services, respectively, to Oceanaut’s fleet.

Background of the Acquisition

Oceanaut, as part of its search for a target business, had contacted a number of ship brokers in the United Kingdom and Europe. On July 14, 2008, a broker in the dry bulk Sale and Purchase division of Clarksons S.A. approached the company’s management with a proposal for the sale of the M/V Three Stars and also indicated that the seller of that vessel is considering the sale of additional vessels. Oceanaut saw this as a possible opportunity to secure a fleet of modern vessels subject to time charters that would satisfy the Company’s operational and strategic profile. On July 15, 2008, Oceanaut asked the broker to approach the seller on that basis.

On July 17, 2008, the broker presented the Company with a proposal for the sale of three additional vessels, such that the proposed fleet would include four modern dry bulk carriers, each subject to medium to long-term time charters.

At the time, Oceanaut had considered 21 other potential business combination transactions. These candidates were in various sectors of the shipping industry, including oil tankers, chemical tankers, container vessels and dry bulk carriers. All of the prospective business combinations were accorded serious consideration by Oceanaut’s executive officers but were rejected prior to reaching an agreement in principle. The following are some of the reasons that Oceanaut’s management decided to terminate the negotiations involving the 21 other potential transactions:

•	undesirable pricing levels;

•	lack of long-term fleet charters;

•	inadequate charter rates;

•	insufficient transaction sizes;

•	undesirable vessel ages; and

•	sellers deciding not to sell.

In addition, on February 19, 2008, Oceanaut and certain third party companies entered into an agreement on a mutual basis to terminate the definitive agreements pursuant to which Oceanaut would have purchased nine dry bulk carriers for an aggregate purchase price of $700.0 million and issued shares of its common stock in exchange for an aggregate investment of $82.5 million by companies associated with the third party companies. Under the terms of the Termination and Release Agreement, the parties agreed to release any and all claims they may have against the other, as more fully set forth in such agreement.

In light of the foregoing, Oceanaut decided to enter into the MOAs because it concluded that the vessel acquisition was in the best interests of Oceanaut and its shareholders. In particular, Oceanaut believes that the dry bulk sector of the shipping industry currently provides the most attractive opportunities for a business combination, and that vessels to be purchased as part of the vessel acquisition are of high-quality and will be subject to charters (or, in certain cases, will be novated upon delivery of a vessel to Oceanaut) that have been secured on favorable market terms with reputable counterparties, including Cargill, Inc., Mitsui O.S.K. Lines, Ltd. and COSCO Group, providing long-term visibility of earnings. The seller’s willingness to accept the long time period (relative to the typical speed at which sale and purchase transactions are conducted) necessary for Oceanaut to obtain the approval of its shareholders also made the proposed acquisition of the fleet a strong candidate as a business target for Oceanaut.

Over the course of the next several days, Oceanaut and the sellers exchanged information on the proposed transaction, such as the vessel specifications and chartering information, before engaging in the negotiation process. From July 22, 2008 to August 13, 2008, Oceanaut and the sellers negotiated the terms of the MOAs, including the purchase prices. In addition, during such time period, Oceanaut consulted with Citi, the lead underwriter of its initial public offering, with respect to Oceanaut’s business strategy prior to and following the closing of the acquisition.

While negotiating the terms of the four MOAs, Oceanaut approached Excel on August 13, 2008, to seek its waiver of its rights under the business opportunity right of refusal agreement with respect to the vessel acquisition, permitting Oceanaut to pursue the business combination transaction as described in this proxy statement.

Oceanaut’s Reasons for the Vessel Acquisition and Recommendation of Oceanaut’s Board of Directors

Oceanaut’s board of directors has concluded that the vessel acquisition is in the best interests of Oceanaut and its shareholders and that the vessel acquisition is fair, from a financial point of view, to Oceanaut’s shareholders. The Oceanaut board of directors also concluded that the fair market value of the four dry bulk carriers is equal to at least 80% of Oceanaut’s net assets (excluding deferred underwriting discounts and commissions held in the trust account in the amount of $4.5 million) at the time of the execution of the definitive agreements for the vessel acquisition and that all other conditions to the consummation of the vessel acquisition set forth in the prospectus for Oceanaut’s initial public offering have been met. The total consideration for the vessel acquisition is $352 million in cash. Eighty percent of Oceanaut’s net assets, as of August 20, 2008 (excluding deferred underwriting discounts and commissions held in the trust account in the amount of $4.5 million) is approximately $129,348,999. Set forth below are all of the material reasons why Oceanaut chose to engage in the contemplated vessel acquisition.

Members of our management team have extensive experience in the shipping industry, and in the dry bulk sector of the shipping industry, in particular. Oceanaut believes that the dry bulk sector of the shipping industry currently provides the most attractive opportunities for a business combination, and that Excel, Oceanaut’s sponsor, is a reputable vessel owner and operator in this highly fragmented sector. Management also believes that, not only is the fleet to be purchased well-diversified in terms of age, size and type of vessel, but the vessels in the fleet will be subject to charters that have been secured on favorable market terms with high credit quality counterparties.

Oceanaut’s board of directors considered a wide variety of factors in connection with its evaluation and recommendation to approve the several MOAs and the other definitive agreements. The board relied on an analysis or review of various factors, including, but not limited to, the following:

•	the quality of the vessels to be delivered at the initial closing and the vessels to be delivered at the subsequent closings, including the average vessel age of approximately four years;

•	the diversification among the fleet, specifically with respect to the ages, sizes and types of vessels;

•	the strong demand for raw materials and increasing demand from end users for long-term chartered-in capacity in recent years by developing countries, particularly China and India, that has resulted in robust growth for dry bulk shipping as well as increased charter rates;

•	Oceanaut’s management team’s knowledge of and experience in the shipping industry, particularly within the dry bulk sector;

•	Oceanaut’s expectation that it will pay attractive dividends on the common stock. Oceanaut intends to pay quarterly dividends to the holders of its shares of common stock in amounts that will allow it to retain a portion of its cash flows to reinvest in its fleet or vessel or fleet acquisitions, or for debt repayment and dry-docking costs, as determined by the board of directors. As currently contemplated, Oceanaut will pay a quarterly dividend of at least $0.28 per share, or $1.12 per share per year, payable with respect to the fourth quarter of 2008 and quarterly thereafter. The dividends will be supported by long-term, stable cash flows and enhanced by the 5,578,125 subordinated shares owned by Excel and our current directors and officers, which will not be entitled to the dividends until the second quarter of 2010. After this period, the subordinated shares will be entitled to dividends, provided that the shares of common stock have received any unpaid and accrued dividends;

•	the fact that the sellers are unaffiliated third parties;

•	the assessment by Oceanaut management that the data provided by Drewry supported the view that dry bulk vessel values were in an environment of further increases at the time the purchase price was agreed upon; and

•	the fact that the agreement to purchase the four vessels from the sellers was the result of a comprehensive review conducted by Oceanaut’s board (with the assistance of its financial and legal advisors) of the strategic alternatives available to Oceanaut.

Oceanaut’s board of directors also considered potential risks relating to the vessel acquisition, including the following:

•	one or more sellers may fail to deliver a vessel to Oceanaut;

•	the volatility of charter rates and vessel values in the dry bulk sector; and

•	the risks and costs to Oceanaut if the vessel acquisition is not completed, including the need to locate another suitable business combination or arrangement.

For further potential risks relating to the vessel acquisition, see the section entitled “Risk Factors” beginning on page 25.

Interests of Oceanaut’s Directors and Officers in the Acquisition

In considering the recommendation of the board of directors of Oceanaut to vote for the vessel acquisition proposal, you should be aware that certain of Oceanaut’s directors and officers have interests in the acquisition that differ from, or are in addition to, those of Oceanaut shareholders generally. See “Certain Relationships and Related Party Transactions – Conflicts of Interest.” In particular:

•	Our corporate shareholder, Excel Maritime Carriers Ltd., or Excel, is a shipping company specializing in the worldwide seaborne transportation of dry bulk cargoes. Excel was incorporated under the laws of the Republic of Liberia on November 2, 1988, and its Class A common stock trades on the New York Stock Exchange under the symbol “EXM.” Excel and its affiliates currently own approximately 22.7% of our issued and outstanding shares of common stock, as well as own warrants to purchase an aggregate of 3,125,000 shares of our common stock at an exercise price of $6.00 per share and an aggregate of 2,850,000 shares of our common stock at an exercise price of $7.00 per share (provided the share price exceeds $11.00), which warrants become exercisable only upon our consummation of a business combination. For more information on Excel’s and its affiliates’ ownership of our securities, see the section entitled, “Principal Shareholders.”

•	Furthermore, Excel, our officers and directors and/or their respective affiliates, at any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding Oceanaut or its securities, may engage in open market purchases, as well as private purchases, of our securities. If Excel or our officers and directors and/or their affiliates purchase securities from existing Oceanaut shareholders that are likely to vote against the transaction, or that are likely to elect to convert their shares, the probability that the business combination will succeed increases.

•	Messrs. Panayotides, Papatrifon and Agadakis are officers of both Excel and Oceanaut. Messrs. Panayotides and Molaris also serve as members of the board of directors of both Excel and Oceanaut. Under Marshall Islands law, each of these individuals has a fiduciary duty to us, and not to Excel or any of our other shareholders or affiliates, in acting as our officer and/or director. These fiduciary duties include the duty of loyalty, which requires that an officer or director must exercise his or her powers in good faith in the best interests of the corporation he or she serves and not in the director’s or officer’s own interest or in the interest of another person or an organization with which the officer or director is associated. Thus, except for the significant, indirect influence as it may derive from the overlap in our management or being a principal shareholder of Oceanaut, Excel is not entitled to any input or influence with respect to our affairs.

•	The table below shows the dollar value and the unrealized profit on all of the shares and warrants currently owned by Excel, our directors and officers, based on closing prices of Oceanaut’s common stock and warrants of $8.00 and $0.74, respectively, as of September 5, 2008. The portion of the table below headed “Common Stock” does not include the common stock underlying warrants covered in the portion of the table below headed “Warrants.”

	Common Stock				Warrants
		Amount	Current	Unrealized		Amount	Current		Unrealized
	Owned	Paid(2)	Value(2)(6)	Profit(2)	Owned	Paid(2)	Value(2)(3)(6)		Profit(2)

Excel Maritime Carriers Ltd.(1)	4,640,625	$9,018,750	$37,125,000	$28,106,250	2,250,000	$0	0	(3)	0
					1,125,000	0	832,500	(4)	832,500
					2,000,000	2,000,000	1,480,000	(4)	(520,000)
Gabriel Panayotides	351,562	1,875	2,812,496	2,810,621	225,000	0	0	(3)	0
Eleftherios (Lefteris)A. Papatrifon	234,375	1,250	1,875,000	1,873,750	150,000	0	0	(3)	0
George Agadakis	234,375	1,250	1,875,000	1,873,750	150,000	0	0	(3)	0
Ismini Panayotides	117,188	625	937,504	936,879	75,000	0	0	(3)	0
	5,578,125	$9,023,750	$44,625,000	$35,601,250	5,975,000	$2,000,000	$2,312,500		$312,500

(1)	Argon S.A. is the record owner of 5,032,520 shares of Class A common stock of Excel pursuant to a trust, whose beneficiary is Starling Trading Co. Ms. Ismini Panayotides, the daughter of our Chairman and our current Vice President of Project Development, is the sole shareholder of Starling Trading Co. Ms. Panayotides has no power of voting or disposition of these shares and, with Mr. Panayotides, disclaims beneficial ownership of these shares. Kostas Katavatis has sole voting and dispositive control over the shares of Starling Trading Co. In addition, Ms. Mary Panayotides, the spouse of our Chairman, has sole voting and dispositive control over the shares of Boston Industries S.A., the record owner of approximately 39.5% of Excel’s outstanding shares of common stock (including both Class A and Class B). Mr. Panayotides disclaims beneficial ownership of these shares.

(2)	These amounts are rounded to the nearest dollar.

(3)	These warrants acquired together with the founding shares of Oceanaut have an exercise price of $7.00 each, provided the share price exceeds $11.00; given that the share price as at the closing of September 5, 2008 was below $11.00 these warrants do not have any value.

(4)	These warrants have an exercise price of $6.00 per share.

(5)	Based on the closing sale price on the American Stock Exchange September 5, 2008.

•	In the event that a business combination is not consummated within the required time period and Oceanaut is dissolved, based on the closing prices of Oceanaut’s common stock as of September 5, 2008, (i) the value of Excel’s shares and warrants, would be $5 million and $0, respectively, (ii) the value of Gabriel Panayotides’ shares and warrants, would each be $0, (iii) the value of Eleftherios A. Paptrifon’s shares and warrants, would each be $0, (iv) the value of George Agadakis’ shares and warrants, would each be $0, and (v) the value of Ismini Panayotides’ shares and warrants, would each be $0.

•	If Oceanaut dissolves and liquidates prior to the consummation of a business combination, Excel, pursuant to a written agreement executed in connection with the initial public offering, will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of any vendor or other party with which Oceanaut has contracted for services rendered or products sold to Oceanaut and claims of target businesses to the extent such claim actually reduces the amount of funds in the trust account. However, Excel has agreed to indemnify only if such party has not executed a valid and enforceable waiver of any rights or claims to the trust account. This agreement was entered into to reduce the risk that, in the event of Oceanaut’s dissolution and liquidation, the trust account is reduced by claims of creditors. However, we cannot assure you that Excel will be able to satisfy these indemnification obligations. If the vessel acquisition is completed, such obligations will terminate.

•	Because each of our independent directors will be entitled to receive $75,000 in cash per year for their board service, accruing pro rata from the start of their service on our board of directors and payable only upon the successful completion of a business combination, the financial interest of our independent directors could influence their motivation in selecting a target business. Thus, the financial interests of our independent directors may influence their motivation when determining whether a particular business combination is in our shareholders’ best interest and securing payment of their annual fee.

•	Approximately $6,018,750 of Excel’s investment in us will be lost if we do not consummate a business combination. This amount is comprised of consideration paid for the founding shares and founding warrants, insider units (500,000 of which do not have liquidation rights) and insider warrants. These amounts are in addition to (i) a maximum of $75,000 in fees and expenses for our dissolution and liquidation, which Excel has agreed to pay in the event we do not have sufficient funds outside of the trust account to pay for such expenses, and (ii) claims made against the trust account by creditors who have not executed waivers of claims.

•	In addition, in the event that we are unable to satisfy certain conditions under the MOA for the M/V MEDI CEBU, Excel has agreed to acquire that vessel for $72.5 million. As security for the performance of this obligation, Excel has to provide the seller of the M/V MEDI CEBU a bank guarantee in the amount of $7,250,000, which guarantee will remain in place until either we are able to satisfy our obligations under the governing MOA or Excel replaces such guarantee with $7,250,000 (equivalent to the 10% standard deposit for vessel purchases).

•	Oceanaut has entered into a Technical Management Agreement with Maryville Maritime Inc., as technical manager, or Maryville, of all vessels to be owned by all of Oceanaut’s subsidiaries. Oceanaut has also entered into a Commercial Management Agreement with Excel Maritime Carriers Ltd. as commercial manager, of all vessels to be owned by all of Oceanaut’s subsidiaries. Maryville is a wholly-owned subsidiary of, and provides technical management services to, Excel, a principal shareholder of Oceanaut. Gabriel Panayotides, Stamatis Molaris, Eleftherios Papatrifon and George Agadakis are each a director and/or officer of Excel, and Mr. Agadakis is also the general manager of Maryville.

•	Under the terms of the Technical Management Agreement, Maryville will perform certain duties that will include general administrative and support services necessary for the operation and employment of all vessels to be owned by all subsidiaries of Oceanaut, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to Oceanaut’s instructions, sale and purchase of vessels. Under the terms of the Technical Management Agreement, Maryville is entitled to receive a monthly fee of $18,000 per vessel, which fee may be increased annually by an amount equal to the percentage change in the CPI-U published by the United States Department of Labor from time to time. The Technical Management Agreement is for a term of three years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

•	Under the terms of the Commercial Management Agreement, Excel will provide commercial management services to Oceanaut’s subsidiaries, which include, among other things, seeking and negotiating employment for the vessels owned by the subsidiaries in accordance with the guidelines set forth in the Commercial Management Agreement, for which Excel is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. Since the vessels being purchased are currently subject to time charters, Excel will be entitled to such commissions once the current time charters expire and Excel seeks and negotiates new employment for the vessels. The Commercial Management Agreement is for a term of three years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

•	As contemplated by the prospectus relating to our initial public offering, prior to engaging Maryville, which is an affiliate of Excel, and Excel, we obtained bids for the technical and commercial management of the vessels from two unaffiliated, third parties. The third parties that provided bids to us provide technical and commercial management services to other shipping companies that are publicly-traded in the United States financial markets. These bids were considered by our board of directors, which ultimately decided to retain Maryville and Excel mainly due to their good reputation in the marketplace and their track record in managing Excel’s vessels. In addition, the fees proposed by Maryville and Excel in their respective bids were more favorable than the fees proposed by the unaffiliated third parties. The decision to retain Maryville and Excel was approved by Oceanaut’s board of directors, including the unanimous vote of our disinterested, “independent” directors, in accordance with the procedure contemplated by our prospectus.

•	Because of the overlap between Excel and us in terms of business opportunities in the dry bulk sector of the shipping industry after the consummation of our business combination, we have entered into a right of first refusal and corporate opportunities agreement which provides that, commencing on the date of the consummation of our business combination and extending until the fifth anniversary of the date of such agreement, Excel will provide us with a right of first refusal on any of the (a) acquisition, operation, and chartering-in of any dry bulk carrier that is subject to a time or bareboat charter-out having a remaining duration, excluding any extension options, of at least four years, or a qualifying contract, and (b) sale or other disposition of any dry bulk carrier owned or chartered-in by Excel and that is subject to a qualifying contract, subject to certain permitted exceptions as outlined in such agreement. Decisions by us to release Excel to pursue any specific business opportunity that is subject to our right of first refusal will be made by a majority of our independent (i.e., disinterested) directors.

Deferred Underwriting Fees for Oceanaut’s Initial Public Offering

In connection with Oceanaut’s initial public offering, the underwriters (including Citi and Maxim Group LLC) agreed to defer fees equal to 3% of the gross proceeds from the sale of the units to the public shareholders, or $4,500,000, until the consummation of Oceanaut’s initial business combination, which amount will be paid upon consummation of the vessel acquisition.

Debt Financing

On August 22, 2008, we entered into a commitment letter with HSH Nordbank AG and Commerzbank AG, as lenders, that, subject to the approval of Proposal 1, will provide Oceanaut with a credit facility of up to $196 million having a final maturity of ten years and secured by the vessels to be purchased by Oceanaut as well as by joint and several guarantees by all nominated subsidiaries, a guarantee by Excel, assignment of time charter earnings and insurances and other customary forms of security. Upon signing the commitment letter, we are required to pay a commitment fee of 0.40% per annum, payable quarterly in arrears, on the committed but undrawn portion of the loan, an upfront fee of 0.85% on the initial closing date, a non-refundable walk away fee of $150,000, which amount will be deducted from the upfront fee, and an agency fee of $50,000 per annum payable annually in advance.

We expect to drawdown up to the maximum principal amount of $196 million available under our loan to partially fund the acquisition of the vessels. Upon fulfillment of all conditions precedent under the credit facility agreement, the amounts available under the credit facility can be drawn in up to four tranches until December 30, 2008, after which any amounts not drawn down shall be automatically cancelled. The amounts drawn down under the credit facility shall be repaid in 40 consecutive quarterly installments, plus one balloon payment together with the last installment with a final maturity date of ten years from the date of initial borrowing.

Our loan is expected to be effective as of the initial closing date, and bear interest at LIBOR plus an initial margin of 1.65% per annum until the third anniversary of the initial borrowing date and thereafter a subsequent margin in an amount as negotiated between the lenders and us. If we cannot reach a mutually agreed upon amount for the subsequent margin with the lenders prior to the third anniversary of the initial borrowing date, then we must repay the outstanding amount drawn down under the facility plus accrued and outstanding interest. In addition, the credit facility agreement requires mandatory prepayment of all or a portion of the outstanding amount drawn down under the facility upon a sale or total loss of any of the vessels or upon a violation of a collateral maintenance requirement that the aggregate fair market value of the vessels be no less than 135% of the aggregate amount of funds drawn down under the facility.

The commitment letter provides flexibility to change the pricing, terms and structure of the credit facility to the extent such changes are advisable to ensure a successful syndication of the credit facility.

Our loan will contain customary financial covenants as well as the requirements to maintain: (i) the ratio of EBITDA to interest expense on a trailing four quarter basis of at least 2.5 to 1.0, (ii) a minimum market adjusted net worth of $75,000,000, (iii) a minimum liquidity of $10,000,000 and (iv) an average vessel fair market value of at least 135% of the aggregate amount of funds drawn down under the facility. Our loan will also contain general covenants, including requirements that: (i) so long as the public warrants have not been exercised, Excel always retain a minimum of 20% of the issued and outstanding shares of our common stock; (ii) once the public warrants have been exercised, Excel retain a minimum of 15% of the issued and outstanding shares of our common stock and (iii) we enter into hedging transactions for 75% of the amount outstanding under the credit facility until the third anniversary of the initial borrowing date. Following the completion of the business combination, Oceanaut expects to be able to comply with all of these covenants.

Series A Preferred Stock Financing

Oceanaut has agreed to sell up to $62 million in shares of its Series A preferred stock to Excel Maritime Carriers Ltd., of which $15 million shall be used to finance a portion of the aggregate purchase price of the vessels, and up to $47 million of which shall be used to fund the balance of the aggregate purchase price of the vessels, to the extent that funds in the trust account are used to pay public shareholders that exercise their conversion rights.

In accordance with its amended and restated articles of incorporation, Oceanaut’s board of directors will establish and issue shares of the Series A preferred stock which will have the following terms:

Ranking.  The Series A preferred stock will rank senior to the common stock and any class of equity securities issued by Oceanaut which do not by their terms expressly provide that they are senior to the Series A preferred stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up of Oceanaut.

Dividends.  Cash dividends on shares of the Series A preferred stock are payable when and as authorized by the board of directors of Oceanaut, and will be equal to three-month LIBOR plus a spread of 2.25% per annum of the original issue price of $10,000 per share, payable quarterly on the last day of each fiscal quarter or at such other times as the board of directors shall determine.

Liquidation Preference.  In the event of a liquidation of Oceanaut’s assets, the holders of shares of the Series A preferred stock will be entitled to receive, prior and in preference to any distribution of the proceeds of the liquidation to holders of common stock (or any junior series of preferred shares) by reason of their ownership thereof, an amount per share equal to the sum of the original issue price of $10,000 per share plus accrued but unpaid dividends on such shares.

Redemption.  All shares of Series A preferred stock will be mandatorily redeemable by Oceanaut on the third anniversary of the date of the initial closing of the vessel acquisition or, if earlier, upon a change of control (as defined below), in each case, at a cash redemption price of $10,000 per share plus all accrued and unpaid dividends to the redemption date, provided that Oceanaut and Excel may agree in writing that Oceanaut redeem all or part of the shares of Series A preferred stock for shares of Oceanaut’s common stock determined by dividing the amount that would otherwise be paid in cash by the fair market value of the common stock. Oceanaut will also be required to redeem shares of Series A preferred stock from time to time in part upon receipt of cash proceeds from the exercise of any warrants presently existing or hereinafter issued by Oceanaut, provided that Oceanaut and Excel may agree in writing that Oceanaut redeem all or part of the shares of Series A preferred stock for shares of Oceanaut’s common stock determined by dividing the amount that would otherwise be paid in cash by the fair market value of the common stock. Shares of the Series A preferred stock will otherwise be redeemable in whole or in part at the option of Oceanaut at a cash redemption price of $10,000 per share plus all accrued and unpaid dividends to the redemption date. “Change of control” means the occurrence of any of the following:

(A) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the company’s assets, properties or business;

(B) the adoption by Oceanaut’s board of directors of a plan of liquidation of the company;

(C) the consummation of any transaction, or a series of related transactions (including, without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) other than Excel becomes the beneficial owner, directly or indirectly, of more than 3,684,375 (as adjusted for stock splits, stock dividends or similar events) of Oceanaut’s shares of any class or series entitled to vote generally in the election of directors, measured by voting power rather than number of shares, and such number of shares held exceeds the voting power of Excel;

(D) if, at any time, Oceanaut becomes insolvent, admits in writing its inability to pay its debts as they become due, commits an act of bankruptcy, is adjudged or declared bankrupt or makes an assignment for the benefit of creditors, a proposal or similar action under the bankruptcy, insolvency or other similar laws of the Marshall Islands or any applicable jurisdiction or commences or consents to proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction;

(E) a change in directors after which a majority of the members of the board of directors are not, as of any date of determination, (1) the members of the board of directors immediately after the completion of Oceanaut’s initial business combination; or (2) members who have been nominated for election or elected to the board of directors with the approval of a majority of the directors then in office who were either directors immediately after the completion of the business combination or whose nomination or election was previously so approved; or

(F) the consolidation of the company with, or the merger or consolidation of Oceanaut with or into, any “person,” or the consolidation of any “person” with, or the merger or consolidation of any “person” with or into, Oceanaut, in any such event pursuant to a transaction in which any of the outstanding common shares are converted into or exchanged for cash, securities or other property or receive a payment of cash, securities or other property, other than any such transaction where the company’s voting stock outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee “person” constituting at least a majority of the outstanding shares of such voting stock of such surviving or transferee “person” immediately after giving effect to such issuance.

Non-Voting.  Except as required by law, the holders of shares of Series A preferred stock have no voting rights.

Not Convertible.  The Series A preferred stock is not convertible into common stock.

Required Vote

The acquisition will be approved if: (a) a majority of the shares of Oceanaut’s common stock issued in its initial public offering and outstanding as of the record date that are present or represented at the meeting vote in favor of the vessel acquisition proposal; and (b) no more than approximately 29.99% of the public shareholders (or 5,624,999 shares of common stock) both vote against the vessel acquisition proposal and properly exercise their conversion rights.

If you abstain your vote, it will have the same effect as a vote against the vessel acquisition proposal but will not have the effect of converting your shares into a pro rata portion of the trust account in which a substantial portion of Oceanaut’s initial public offering and held, unless an affirmative election voting against the vessel acquisition proposal is made and an affirmative election to convert such shares of common stock is made on the proxy card.

If your broker holds your shares in its name and you do not give the broker voting instructions, your broker cannot vote your shares. Broker non-votes are not deemed to be present and represented and are not entitled to vote, and, therefore, will have no effect on the outcome of this proposal.

Recommendation

After careful consideration of the terms and conditions of the proposed vessel acquisition, the board of directors of Oceanaut has determined that the vessel acquisition and the transactions contemplated thereby are in the best interests of Oceanaut and its shareholders and that the vessel acquisition is fair, from a financial point of view, to its shareholders. Oceanaut’s board of directors unanimously recommends that you vote or give instructions to vote “FOR” the vessel acquisition proposal.

The foregoing discussion of the information and factors considered by the Oceanaut board of directors is not meant to be exhaustive, but includes the material information and factors considered by Oceanaut’s board of directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE VESSEL ACQUISITION PROPOSAL.

THE ACQUISITION AGREEMENTS

The summary of the material terms of the MOAs, the Commercial Management Agreement, the Technical Management Agreement, Subordination Agreement, the Certificate of Designation of Mandatorily Redeemable Series A Preferred Shares and Right of First Refusal and Corporate Opportunities Agreement appearing below and elsewhere in this proxy statement is subject to the terms and conditions of all such agreements, forms of which are attached to this proxy statement as Annex A through Annex I.  This summary may not contain all of the information about the foregoing agreements that is important to you. We encourage you to read carefully all such agreements in their entirety.

The Four Memoranda of Agreement or MOAs

Purchase Price and Delivery of the Four Vessels

Pursuant to the MOAs, Oceanaut will acquire four vessels (three Panamax and one Supramax dry bulk carriers) from the sellers for an aggregate purchase price of $352 million in cash. The sale and delivery of each of the four vessels is governed by the terms and conditions of a standard Memorandum of Agreement approved by the Baltic and International Maritime Council, or BIMCO, under code name NORWEGIAN SALEFORM 1993, as further negotiated by the parties.

On the initial closing date, title to, and delivery of, two vessels, whose aggregate fair market value is equal at least to 80% of Oceanaut’s net assets (excluding deferred underwriting discounts and commissions in the amount of $4.5 million), will be transferred and effectuated by the seller of each such vessel to Oceanaut in accordance with the terms and conditions of each MOA relating to each such vessel. We expect the initial closing date and the delivery of the vessels to occur in October 2008. The balance of the vessels are to be delivered as soon as possible after the initial closing date in accordance with the terms and conditions of each MOA relating to each such vessel, each having a canceling date of December 1, 2008. The MOAs shall automatically terminate if Oceanaut has not received the approval of its shareholders on the vessel acquisition proposal on or before October 31, 2008, unless the parties mutually agree to extend such date.

In addition, in the event that we are unable to satisfy certain conditions under the MOA for the M/V MEDI CEBU, Excel has agreed to acquire that vessel for $72.5 million. As security for the performance of this obligation, Excel has to provide the seller of the M/V MEDI CEBU with a bank guarantee in the amount of $7,250,000, which guarantee will remain in place until either we are able to satisfy our obligations under the governing MOA or Excel replaces such guarantee with $7,250,000 (equivalent to the 10% standard deposit for vessel purchases).

The sellers have undertaken the obligation to deliver the vessels with time charters attached, as described in more detail in the table below. Each charter party shall either commence or be novated in favor of each buyer, as applicable, as of the delivery of each vessel to Oceanaut to which such charter party relates.

The table below provides summary information about the four vessels:

						Expected Employment
						Term of	Daily Time
				Year	Fair Market	Time	Charter
Vessel	Seller	Type	Dwt	Built	Value	Charter	Hire Rate

ACHILLES II	Achilles Management S.A.	Panamax	75,785	2004	$93,000,000	2 years	$55,296	(1)
IRIS II	Marine Carriers S.A.	Panamax	75,798	2004	$93,000,000	4 years	$40,701	(2)
MEDI CEBU	Sea Triumph Maritime S.A.	Supramax	52,464	2002	$72,500,000	3 years	$42,000	(3)
THREE STARS	Three Stars Maritime S.A.	Panamax	74,759	2005	$93,500,000	3 years	$60,000	(4)
TOTAL			278,806		$352,000,000

(1)	The daily charter hire rate under the time charter party for the M/V ACHILLES II is $90,000 for the first 120 days on hire, $65,000 for the next 365 days on hire, $34,000 for the next 210 days on hire and $60,000 for the next 65 days on hire; $55,296 represents the average charter rate until the end of the charter, assuming delivery on November 10.

(2)	The daily charter hire rate under the time charter party for the M/V IRIS II is $50,000 until February 28, 2009, $44,000 for the next 365 days on hire, $42,000 for the next 365 days on hire, $39,500 for the next 365 days on hire and $34,500 for the next 365 days on hire; $40,701 represents the average charter rate until the end of the charter, assuming delivery on November 10.

(3)	The daily average charter hire rate under the time charter party for the M/V MEDI CEBU until the end of the charter is $42,000, assuming delivery on December 10.

(4)	The daily average charter hire rate under the time charter party for the M/V THREE STARS until the end of the charter is $60,000, assuming delivery on December 10.

Each seller has a fixed legal obligation under the MOAs to deliver each respective vessel to Oceanaut. If a seller does not deliver a vessel, the terms of the MOA provide that the deposit (inclusive of the interest) would be returned to Oceanaut and the MOA would become null and void. In the event that a seller fails to deliver its respective vessel on or before December 31, 2008, Oceanaut may take legal action against such seller seeking damages for the seller’s breach of its obligations under the MOA.

In addition to the foregoing, Oceanaut’s obligations to consummate the transactions contemplated hereby are conditioned upon the approval by Oceanaut’s shareholders. If the vessel acquisition proposal is not approved by the requisite vote of Oceanaut’s shareholders the MOAs will be deemed cancelled and of no further force and effect, with no further action required on the part of the parties.

Representations and Warranties

Under each of the MOAs, the respective seller warrants that each vessel, at the time of its delivery, will be free of all encumbrances, taxes, mortgages and liens or any other debts or claims. The sellers will indemnify Oceanaut against all claims made against each vessel incurred prior to delivery.

Termination and Waiver

Oceanaut may terminate an MOA in the event that a seller is not able to deliver the subject vessel on or before December 31, 2008 (which cancelling date is subject to adjustment under certain conditions). The MOAs shall automatically terminate if Oceanaut has not obtained the approval of its shareholders on the vessel acquisition proposal on or before October 31, 2008, unless the parties mutually agree to extend such date.

If permitted under applicable law, either Oceanaut or the sellers may waive conditions for their own respective benefit and consummate the acquisition, even though one or more of these conditions have not been met. We cannot assure you that all of the conditions will be satisfied or waived or that the acquisition will occur.

Expenses

Each of Oceanaut and each seller are responsible for its own expenses in connection with the preparation, negotiation, execution and delivery of the MOAs.

Governing Law; Dispute Resolution

Each of the MOAs is governed by and construed under the laws of England without regard to conflicts of laws principles.

OTHER TRANSACTION AGREEMENTS

The Commercial Management Agreement

Oceanaut has entered into a Commercial Management Agreement with Excel Maritime Carriers, as commercial manager for all vessels to be owned by all of Oceanaut’s subsidiaries. Gabriel Panayotides, Stamatis Molaris, Eleftherios Papatrifon and George Agadakis are each a director and/or officer of Excel.

Under the terms of the Commercial Management Agreement, Excel will provide commercial management services to Oceanaut’s subsidiaries, which include, among other things, seeking and negotiating employment for the vessels owned by the subsidiaries in accordance with the guidelines set forth in the Commercial Management Agreement, for which Excel is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. Since the vessels being purchased are currently subject to time charters, Excel will be entitled to such commissions once the current time charters expire and Excel seeks and negotiates new employment for the vessels. The Commercial Management Agreement is for a term of three years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

The Technical Management Agreement

Oceanaut has entered into a Technical Management Agreement with Maryville Maritime Inc., or Maryville, as technical manager of all vessels to be owned by all of Oceanaut’s subsidiaries. Maryville is a wholly-owned subsidiary of, and provides technical management services to, Excel, a principal shareholder of Oceanaut. Gabriel Panayotides, Stamatis Molaris, Eleftherios Papatrifon and George Agadakis are each a director and/or officer of Excel, and Mr. Agadakis is also the general manager of Maryville.

Under the terms of the Technical Management Agreement, Maryville will perform certain duties that will include general administrative and support services necessary for the operation and employment of all vessels to be owned by all subsidiaries of Oceanaut, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to Oceanaut’s instructions, sale and purchase of vessels, for which Maryville is entitled to receive a monthly fee of $18,000 per vessel, which fee may be increased annually by an amount equal to the percentage change in the CPI-U published by the United States Department of Labor from time to time. The Technical Management Agreement is for a term of three years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

As contemplated by the prospectus relating to our initial public offering, prior to engaging Maryville, which is an affiliate of Excel, and Excel, we obtained bids for the technical and commercial management of the vessels from two unaffiliated, third parties. The third parties that provided bids to us provide technical and commercial management services to other shipping companies that are publicly-traded in the United States financial markets. These bids were considered by our board of directors, which ultimately decided to retain Maryville and Excel mainly due to their good reputation in the marketplace and their track record in managing Excel’s vessels. In addition, the fees proposed by Maryville and Excel in their respective bids were more favorable than the fees proposed by the unaffiliated third parties. The decision to retain Maryville and Excel was approved by Oceanaut’s board of directors, including the unanimous vote of our disinterested, “independent” directors, in accordance with the procedure contemplated by our prospectus.

The Technical Management Agreement is for a term of three years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

Right of First Refusal and Corporate Opportunities Agreement

Because of the overlap between Excel and us in terms of business opportunities in the dry bulk sector of the shipping industry after the consummation of our business combination, we have entered into a right of first refusal and corporate opportunities agreement which provides that, commencing on the date of the consummation of our business combination and extending until the fifth anniversary of the date of such agreement, Excel will provide us with a right of first refusal on any of the (a) acquisition, operation, and chartering-in of any dry bulk carrier that is subject to a time or bareboat charter-out having a remaining duration, excluding any extension options, of at least four years, or a qualifying contract, and (b) sale or other disposition of any dry bulk carrier owned or chartered-in by Excel and that is subject to a qualifying contract, subject to certain permitted exceptions as outlined in the Right of First Refusal and Corporate Opportunities Agreement attached hereto as Annex K.

Decisions by us to release Excel to pursue any specific business opportunity that is subject to our right of first refusal will be made by a majority of our independent (i.e., disinterested) directors.

Although we have entered into the business opportunity right of first refusal agreement, we are permitted to, and will, consider suitable opportunities outside the parameters of our agreement with Excel. We have entered into this agreement primarily to provide (i) greater certainty to the process by which we manage any potential conflicts of interest and (ii) each of our and Excel’s management with guidelines to permit each of them to fully and properly discharge their respective duties to each of us and Excel, where implicated.

Subordination Agreement

The Company and Excel have entered into a Share Subordination Agreement pursuant to which Excel and our current directors and officers have agreed that 5,578,125 of their shares of common stock acquired prior to Oceanaut’s initial public offering will become subordinated shares after the vessel acquisition. During the subordination period, Oceanaut will pay quarterly dividends on its common stock, including the subordinated shares, from its operating surplus (as defined in this proxy statement) in the following manner:

first, 100% to all shares of common stock other than the subordinated shares, pro rata, until each such outstanding share of common stock has been paid an amount equal to the applicable base dividend for that quarter;

second, 100% to all shares of common stock other than the subordinated shares, pro rata, until they have received any unpaid arrearages in the base dividend for prior quarters during the subordination period;

third, 100% to all subordinated shares, pro rata, until each outstanding share of common stock has been paid an amount equal to the applicable dividend for that quarter;

after that, 100% to all shares of common stock, including the subordinated shares, pro rata.

Notwithstanding the foregoing, subordinated shares will not be entitled to receive dividends prior to those paid with respect to the second quarter of 2010. If Excel transfers or disposes of any subordinated shares during the subordination period, the transferee shall remain subject to the same subordination provisions pursuant to the terms of the Subordination Agreement.

The subordination period will extend until the earlier to occur of (i) the first day after the quarter ending September 30, 2013, provided that Oceanaut has paid a dividend in the amount at least equal to the base quarterly dividend of at least $0.28 per share on all shares of Oceanaut common stock, including the subordinated shares, for the immediately preceding four-quarter period, and (ii) the day immediately preceding the occurrence of a change of control.

Notwithstanding the foregoing, the subordination period will end on the first day after the quarter ending March 31, 2011 if the above test is met and the quarterly base dividend increases by 30% to $0.365 on all shares of common stock, including the subordinated shares.

Series A Preferred Stock Financing

Oceanaut has agreed to sell up to $62 million in shares of its Series A preferred stock to Excel Maritime Carriers Ltd., of which $15 million shall be used to finance a portion of the aggregate purchase price of the vessels, and up to $47 million of which shall be used to fund the balance of the aggregate purchase price of the vessels, to the extent that funds in the trust account are used to pay public shareholders that exercise their conversion rights.

In accordance with its amended and restated articles of incorporation, Oceanaut’s board of directors will establish and issue shares of the Series A preferred stock which will have the following terms:

Ranking.  The Series A preferred stock will rank senior to the common stock and any class of equity securities issued by Oceanaut which do not by their terms expressly provide that they are senior to the Series A preferred stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up of Oceanaut.

Dividends.  Cash dividends on shares of the Series A preferred stock are payable when and as authorized by the board of directors of Oceanaut, and will be equal to three-month LIBOR plus a spread of 2.25% per annum of the original issue price of $10,000 per share, payable quarterly on the last day of each fiscal quarter or at such other times as the board of directors shall determine.

Liquidation Preference.  In the event of a liquidation of Oceanaut’s assets, the holders of shares of the Series A preferred stock will be entitled to receive, prior and in preference to any distribution of the proceeds of the liquidation to holders of common stock (or any junior series of preferred shares) by reason of their ownership thereof, an amount per share equal to the sum of the original issue price of $10,000 per share plus accrued but unpaid dividends on such shares.

Redemption.  All shares of Series A preferred stock will be mandatorily redeemable by Oceanaut on the third anniversary of the date of the initial closing of the vessel acquisition or, if earlier, upon a change of control (as defined below), in each case, at a cash redemption price of $10,000 per share plus all accrued and unpaid dividends to the redemption date, provided that Oceanaut and Excel may agree in writing that Oceanaut redeem all or part of the shares of Series A preferred stock for shares of Oceanaut’s common stock determined by dividing the amount that would otherwise be paid in cash by the fair market value of the common stock. Oceanaut will also be required to redeem shares of Series A preferred stock from time to time in part upon receipt of cash proceeds from the exercise of any warrants presently existing or hereinafter issued by Oceanaut, provided that Oceanaut and Excel may agree in writing that Oceanaut redeem all or part of the shares of Series A preferred stock for shares of Oceanaut’s common stock determined by dividing the amount that would otherwise be paid in cash by the fair market value of the common stock. Shares of the Series A preferred stock will otherwise be redeemable in whole or in part at the option of Oceanaut at a cash redemption price of $10,000 per share plus all accrued and unpaid dividends to the redemption date. “Change of control” means the occurrence of any of the following:

(A) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the company’s assets, properties or business;

(B) the adoption by Oceanaut’s board of directors of a plan of liquidation of the company;

(C) the consummation of any transaction, or a series of related transactions (including, without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) other than Excel becomes the beneficial owner, directly or indirectly, of more than 3,684,375 (as adjusted for stock splits, stock dividends or similar events) of Oceanaut’s shares of any class or series entitled to vote generally in the election of directors, measured by voting power rather than number of shares, and such number of shares held exceeds the voting power of Excel;

(D) if, at any time, Oceanaut becomes insolvent, admits in writing its inability to pay its debts as they become due, commits an act of bankruptcy, is adjudged or declared bankrupt or makes an assignment for the benefit of creditors, a proposal or similar action under the bankruptcy, insolvency or other similar laws of the Marshall Islands or any applicable jurisdiction or commences or consents to proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction;

(E) a change in directors after which a majority of the members of the board of directors are not, as of any date of determination, (1) the members of the board of directors immediately after the completion of Oceanaut’s initial business combination; or (2) members who have been nominated for election or elected to the board of directors with the approval of a majority of the directors then in office who were either directors immediately after the completion of the business combination or whose nomination or election was previously so approved; or

(F) the consolidation of the company with, or the merger or consolidation of Oceanaut with or into, any “person,” or the consolidation of any “person” with, or the merger or consolidation of any “person” with or into, Oceanaut, in any such event pursuant to a transaction in which any of the outstanding common shares are converted into or exchanged for cash, securities or other property or receive a payment of cash, securities or other property, other than any such transaction where the company’s voting stock outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee “person” constituting at least a majority of the outstanding shares of such voting stock of such surviving or transferee “person” immediately after giving effect to such issuance.

Non-Voting.  Except as required by law, the holders of shares of Series A preferred stock have no voting rights.

Not Convertible.  The Series A preferred stock is not convertible into common stock.

PROPOSAL 2 — THE AMENDMENT PROPOSAL

Background

We are seeking your approval to authorize the board of directors, to amend our amended and restated articles of incorporation to remove the provisions that either terminate or are no longer relevant after the completion of an initial business combination.

This proposal to amend our amended and restated articles of incorporation is conditioned upon and subject to the approval of the vessel acquisition proposal.

Certain provisions of Oceanaut’s amended and restated articles of incorporation are only effective and/or relevant prior to the completion of an initial business combination, such as the vessel acquisition. If the vessel acquisition is approved, the proposed amendments to Oceanaut’s amended and restated articles of incorporation would remove those provisions of Oceanaut’s amended and restated articles of incorporation that would terminate or no longer be relevant after the completion of the vessel acquisition. In addition, we are proposing, as an additional protective provision, that “Article FIFTH” providing for a classified board with staggered terms be amended only if we receive the affirmative vote or consent of the holders of sixty-six and two-thirds percent (66 2/3%) of our issued and outstanding shares of common stock.

Proposal

Under the proposed amendments, the following amendments would be made to our articles of incorporation:

(1) “Article THIRD” of our articles of incorporation would be amended to read in its entirety as follows:

“THIRD: Subject to the immediately succeeding sentence, the purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the BCA. In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges which are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.”

(2) “Article FIFTH” of our articles of incorporation would be amended so that the text of the first paragraph and paragraphs A, B, C, D, E and G of “Article FIFTH” would be deleted in their entirety and paragraph F of “Article FIFTH” would be revised to remove the “F” designation from the beginning of the paragraph;

(3) the following sentence will be added as the last sentence of “Article FIFTH” of our articles of incorporation: “This Article FIFTH may not be amended without the affirmative vote or consent of the holders of sixty-six and two-thirds percent (66 2/3%) of the Corporation’s issued and outstanding shares of common stock;” and

(4) the number designations of the remaining articles would be adjusted accordingly.

Required Vote

The approval of the amendments to the articles of incorporation requires the affirmative vote of holders of at least a majority of the outstanding shares of our common stock. If you abstain your vote will be treated as a vote against this proposal. If your broker holds your shares in its name and you do not give the broker voting instructions, your broker cannot vote your shares. Broker non-votes are not deemed to be present and represented and are not entitled to vote, and like failing to vote, will have no effect on this proposal.

Recommendation

The board of directors believes that it is in the best interests of Oceanaut that the shareholders approve the proposal to authorize the board of directors to amend our articles of incorporation.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS OF OCEANAUT VOTE ‘‘FOR” THIS PROPOSAL 2 TO AUTHORIZE THE BOARD OF DIRECTORS, IN ITS DISCRETION, TO AMEND OCEANAUT’S AMENDED AND RESTATED ARTICLES OF INCORPORATION.

PROPOSAL 3 — THE ADJOURNMENT PROPOSAL

Proposal

We are seeking your approval to authorize the board of directors, in the event there are not sufficient votes for, or otherwise in connection with, the approval of the vessel acquisition proposal or the amendment proposal, to adjourn the special meeting to a later date, or dates, to permit further solicitation of proxies. Notice of any adjournment may be sent to each Oceanaut shareholder by mail, facsimile or other electronic means of communication. In the event the special meeting is adjourned, Oceanaut’s board of directors may fix a new record date for the adjourned special meeting, in which case, a notice of the adjourned special meeting will be given to each Oceanaut shareholder of record on the new record date. If you transfer your shares of Oceanaut common stock prior to such new record date, then you may not be entitled to vote on the proposals. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow Oceanaut shareholders who have already sent in their proxies to revoke them at any time before they are voted at the adjourned special meeting.

Required Vote

Approval of the adjournment proposal requires the affirmative vote of holders of at least a majority of the outstanding shares of our common stock issued and outstanding as of the record date that are present or represented at the meeting. If you abstain, your vote will have no effect this proposal. If your broker holds your shares in its name and you do not give the broker voting instructions, your broker may vote your shares.

Recommendation

The board of directors believes that it is in the best interests of Oceanaut that the shareholders approve the proposal to authorize the board of directors to adjourn the special meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL, IF PRESENTED.

THE INTERNATIONAL DRY BULK SHIPPING INDUSTRY

The information and data in this section relating to the international dry bulk shipping industry has been provided by Drewry and is taken from Drewry databases and other sources available in the public domain. Drewry has advised us that this section accurately describes the international dry bulk shipping industry subject to the availability and reliability of the data supporting the statistical and graphical information presented. We believe that the information and data included in this section relating to the seaborne transportation industry is accurate. Drewry’s methodologies for collecting information and data, and therefore the information and data presented in this section, may differ from those of other sources and do not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the dry bulk shipping industry. The source of all tables and charts in this section is Drewry unless otherwise indicated.

Dry Bulk Overview

The seaborne transportation industry is a vital link in international trade, with ocean going vessels representing the most efficient, and often the only, method of transporting large volumes of basic commodities and finished products. In 2007, approximately 5.1 billion tonnes of dry cargo was transported by sea, which represents approximately 57% of total global seaborne trade. Dry bulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. Dry bulk cargo is generally categorized as either major dry bulk or minor dry bulk. Major dry bulk cargo constitutes the vast majority of dry bulk cargo by weight, and includes, among other things, iron ore, coal and grain. Minor dry bulk cargo includes products such as agricultural products (other than grain), mineral cargoes, cement, forest products and steel products and represents the balance of the dry bulk industry. Other dry bulk cargo is categorized as container cargo, which is shipped in 20- or 40- foot containers and includes a wide variety of either finished products, or non-container cargo, which includes other dry bulk cargoes that cannot be shipped in a container due to size, weight or handling requirements, such as large manufacturing equipment or large industrial vehicles. The balance of seaborne trade involves the transport of liquids or gases in tanker vessels and includes products such as oil, refined oil products and chemicals.

The following table presents the breakdown of global seaborne trade by type of cargo in 2000 and 2007.

World Seaborne Trade — 2000 & 2007

	Million Tonnes		CAGR(1)	% Total Seaborne Trade
	2000	2007(p)	2000-2007	2000	2007

Dry bulk Cargo
Major Bulks	1,249	1,809	5.4%	19.1%	20.2%
Coal	539	769	5.0%	8.2%	8.6%
Iron Ore	489	812	7.5%	7.5%	9.1%
Grain	221	228	0.4%	3.4%	2.6%
Minor Bulks	901	1,155	3.6%	13.8%	12.9%
Total Dry bulk	2,150	2,964	4.6%
Container Cargo	620	1,272	10.8%	9.5%	14.2%
Non Container/General Cargo	720	820	1.9%	11.0%	9.2%
Total Dry Cargo	3,490	5,056	5.4%	53.4%	56.6%
Liquid Cargo	3,051	3,881	3.5%	46.6%	43.4%
TOTAL ALL CARGO	6,541	8,937	4.5%	100.0%	100.0%

(p)	Provisional.

(1)	Compound annual growth rate.
Source: Drewry

Dry Bulk Trade* — Growth Rates by Period
(CAGR — Percent)

*  Based on tonnes
Source: Drewry

Seaborne Dry bulk Trade

Historically, certain economies have acted as the “primary drivers” of dry bulk trade. In the 1980/1990’s Japan was the driving force, when buoyant Japanese industrial production stimulated demand for imported dry bulk commodities. More recently China and to a lesser extent India have been the main drivers behind the recent increase in seaborne dry bulk trade as high levels of economic growth have generated increased demand for imported raw materials. The following table illustrates China’s and India’s gross domestic product growth rates compared to that of the United States and the world during the periods indicated.

Real GDP Growth
(% change previous period)

GNP	2000	2001	2002	2003	2004	2005	2006	2007(p)

Global Economy	4.8	2.4	3.0	4.1	5.3	4.4	5.1	5.0
USA	3.8	0.3	1.6	2.7	3.9	3.1	2.9	2.2
Europe	3.4	1.7	1.1	1.1	2.1	1.8	3.0	2.7
Japan	2.8	0.4	-0.3	1.8	2.7	1.9	2.4	2.1
China	8.0	7.5	8.3	10.0	10.1	10.4	11.6	11.9
India	5.1	4.4	4.7	7.4	7.0	9.1	9.8	9.3

(p)	Provisional.
Source: Drewry

The demand for dry bulk carriers is determined by the volume and geographical distribution of seaborne dry bulk trade, which in turn is influenced by trends in the global economy and other factors. Between 2000 and 2007, seaborne dry bulk trade increased from 2.1 to 2.9 billion tonnes, representing a compound annual growth rate of 4.6%. The following chart illustrates the changes in seaborne trade between the major and minor dry bulks between 2000 and 2007.

Dry Bulk Trade Development
(Million Tonnes)

Source: Drewry

Dry Bulk Carrier Seaborne Trade: 2000-2007
(Million Tonnes)

									CAGR (1)
	2000	2001	2002	2003	2004	2005	2006	2007	2000/2007%

Coal	539	587	590	619	650	675	709	769	5.0%
Iron Ore	489	503	544	580	644	715	759	812	7.5%
Grain	221	213	210	211	208	212	221	228	0.4%
Minor Bulks	901	890	900	957	1,025	1,049	1,103	1,155	3.6%
Total	2,151	2,193	2,244	2,367	2,526	2,651	2,793	2,964	4.6%
Annual Change %	8.3	2.0	2.3	5.5	6.7	4.9	5.3	5.9

(1)	Compound annual growth rate.
Source: Drewry

Coal

Asia’s rapid industrial development has contributed to strong demand for coal, which accounted for roughly a third of the total growth of seaborne dry bulk trade between 2000 and 2007. Coal is divided into two main categories: thermal (or steam) and coking (or metallurgical). Thermal coal is used mainly for power generation, whereas coking coal is used to produce coke to feed blast furnaces in the production of steel.

Expansion in air-conditioned office and factory space, along with industrial use, has increased demand for electricity, of which nearly half is generated from coal-fired plants, thus increasing demand for thermal coal. In addition, Japan’s domestic nuclear power generating industry has suffered from safety problems in recent years, leading to increased demand for oil, gas and coal-fired power generation. Furthermore, the high cost of oil and gas has led to increasing development of coal-fired electricity plants around the world, especially in Asia.

Metallurgical coal accounted for 8% of seaborne trade in 2007. Future prospects are heavily tied to the steel industry. Coking coal is of higher quality than thermal coal (i.e. more carbon and fewer impurities) and its price is both higher and more volatile.

Increases in steam coal demand have been significant, as both developed and developing nations require increasing amounts of electric power. The main exporters of coal are Australia, South Africa, Russia, Indonesia, United States, Colombia and Canada. The main importers of coal are Europe, Japan, South Korea, Taiwan, India and China. Coal is transported primarily by Capesize and Panamax vessels.

Iron ore

Iron ore is used as a raw material for the production of steel, along with limestone and coking (or metallurgical) coal. Steel is the most important construction and engineering material in the world. In 2007, approximately 812 million tonnes of iron ore were exported worldwide, with the main importers being China, the European Union, Japan and South Korea. The main producers and exporters of iron ore are Australia and Brazil.

Chinese imports of iron ore have grown significantly due to increased steel production in the last few years and have been a major driving force in the dry bulk sector. In 2007, Chinese iron ore imports increased by approximately 17.6% to 383.7 million tonnes.

Chinese Seaborne Iron Ore Imports
(Million Tonnes)

Source: Drewry

Chinese imports of iron ore have traditionally come primarily from Australia, Brazil and India. Since 2000, the shares of Indian and Brazilian imports have increased. Australia and Brazil together account for approximately two thirds of global iron ore exports. Although both have seen strong demand from China, Australia continues to benefit the most from China’s increased demand for iron ore, accounting for 38% of China’s imports, while Brazil accounts for 25.5%. India is also becoming a major exporter of iron ore. Unlike Australia and Brazil, which tend to export primarily in the larger Capesize vessels, much of India’s exports are shipped in smaller Panamax, Supramax and Handymax vessels.

The following chart presents the Chinese market share of world iron ore seaborne trade between 2000 and 2007.

World Seaborne Iron Ore Trades and Chinese Market Share

(p)	Provisional
Source: Drewry

The growth in iron ore trades is closely linked to trends in global steel production. The following table and chart present the crude steel production in China and major countries between 2000 and 2007, and the increase in the Chinese market share between 2000 and 2007.

Crude Steel Production
(Million Tonnes)

								Total Named
	China	EU 15	U.S.	Japan	S. Korea	Taiwan	India	Countries	Others	Total

2000	127.2	163.3	101.8	106.4	43.1	16.9	26.9	585.6	262.1	847.7
2001	150.9	158.5	90.1	102.9	43.9	17.3	27.3	590.9	259.4	850.3
2002	182.2	158.7	91.6	107.7	45.4	18.2	28.8	632.6	271.3	903.9
2003	222.4	161.0	93.7	110.5	46.3	18.8	31.8	684.5	285.2	969.7
2004	280.5	169.1	99.7	112.7	47.5	19.6	32.6	761.7	307.0	1,068.7
2005	355.8	165.1	94.9	112.5	47.8	18.9	45.8	840.8	305.4	1,146.2
2006	422.6	173.2	98.6	116.2	48.4	20.0	49.5	928.5	321.5	1,250.0
2007	489.2	175.6	98.2	120.2	51.4	20.4	53.1	1008.1	336.2	1,344.3
CAGR % 2000-2007	21.2%	1.0%	-0.5%	1.8%	2.6%	2.7%	10.2%	8.1%	3.6%	6.8%

Source: Drewry

Globally, Chinese steel production and consumption has been the crucial driver of the recent dry bulk boom, fully supported by the iron ore trades. From about 127.2 million tonnes of crude steel output in 2000, Chinese production increased to approximately 489.2 million tonnes in 2007, equivalent to a CAGR of 21.2%. During the period from 2000 through 2007, steel production in China has increased at a compound annual growth rate of 21.2%, compared to global steel production increasing by an average of approximately 6.8% per annum over the same period.

World Steel Production and Chinese Market Share

(p) provisional
Source: Drewry

Grains

Grains include wheat, coarse grains (corn, barley, oats, rye and sorghum) and oil seeds extracted from different crops such as soybeans and cotton seeds. In general, wheat is used for human consumption, while coarse grains are used as feed for livestock. Oil seeds are used to manufacture vegetable oil for human consumption or for industrial use, while their protein-rich residue is used as food for livestock.

Global grain production is dominated by the United States. Argentina is the second largest producer, followed by Canada and Australia. International trade in grains is dominated by four key exporting regions: North America, South America, Oceania and Europe (including the former Soviet Union). These regions collectively account for over 90% of global exports. In terms of imports, the Asia/Pacific region (excluding Japan) ranks first, followed by Latin America, Africa and the Middle East.

Historically, international grain trade volumes have fluctuated considerably as a result of regional weather conditions and the long history of grain price volatility and government interventionism. However, demand for wheat and coarse grains are fundamentally linked in the long-term to population growth and rising per capita income.

Minor Dry bulks

The balance of dry bulk trade, minor dry bulks, can be subdivided into two types of cargo. The first type includes secondary dry bulks or free-flowing cargo, such as agricultural cargoes, bauxite and alumina, fertilizers and cement. The second type is neo-bulks, which include non-free flowing or part manufactured cargo that is principally forest products and steel products, including scrap.

Trade in minor dry bulks constituted approximately 37.6% of total seaborne trade for dry bulk carriers in 2007, in terms of tonne-miles. Steel scrap trade has grown the fastest, as scrap is the key input for steel makers using the “electric arc furnace” method of production.

The international dry bulk sector provides seaborne transportation in dry bulk form of certain dry bulk commodities used in many industries, including construction. Shipping companies provide seaborne transportation to customers that include power utilities, steelmakers, grain houses, commodity traders and government agencies.

Seaborne dry bulk trade growth has increased substantially in recent years.

There are certain main trading routes for major dry bulk commodities between exporting and consuming regions. Coal is mainly shipped from Australia and China to Europe and Japan, whereas iron ore is mainly shipped from Australia and Brazil to China, Japan and Europe. Grain is mainly shipped from the U.S. Gulf and Argentina to Latin America and the Far East.

Major Dry Bulk Carrier Routes

Dry bulk carriers are one of the most versatile elements of the global shipping fleet in terms of employment alternatives. They seldom operate on round trip voyages with high ballasting times. Rather, the norm is often triangular or multi-leg voyages. Hence, trade distances assume greater importance in the demand equation, and increases in long-haul shipments will have greater impact on overall vessel demand. The following map represents the major global dry bulk trade routes:

Major Dry Bulk Seaborne Trade Routes

Source: Drewry

Tonne-Mile Demand

The extent to which increases in dry bulk trade have affected demand for dry bulk carriers is shown in estimates of tonne-mile demand. Tonne-mile demand is calculated by multiplying the volume of cargo moved on each route by the distance of the voyage. The following chart below details the changes in tonne-mile demand for the major and minor dry bulk commodities.

Tonne-Mile Demand*
(Billion Tonne-Miles)

*  includes tonne-mile demand for ships below 10,000 dwt.

Source: Drewry

Between 2000 and 2007, tonne-mile demand in the dry bulk sector increased by a 4.5% CAGR. This is, however, above historical growth rate in tonne-mile demand in the dry bulk sector and reflects the rise in long-haul movements, especially for commodities such as iron ore. Total tonne-mile demand in the major dry bulks increased from 6,682 to 9,424 billion ton-miles between 2000 and 2007, equivalent to an average annual increase of 5.0%.

Ton Mile Demand
(Billion Tonne-Miles)

									CAGR(1)
	2000	2001	2002	2003	2004	2005	2006	2007	2000/2007%

Coal	2,831	3,082	3,098	3,250	3,412	3,544	3,547	3,845	4.5%
Iron Ore	2,690	2,766	2,990	3,192	3,525	3,899	4,097	4,383	7.2%
Grain	1,161	1,118	1,103	1,108	1,089	1,112	1,161	1,196	0.4%
Minor Bulks	4,457	4,404	4,452	4,724	5,059	5,172	5,431	5,697	3.6%
Total	11,139	11,370	11,643	12,274	13,085	13,727	14,236	15,121	4.5%

(1)	Compound annual growth rate.

*	includes tonne-mile demand for ships below 10,000 dwt.
Source: Drewry

The following charts present the changes in ship demand by sector. Generally, the larger vessels have experienced higher growth rates in tonne-mile demand, due to the higher growth rates in iron ore and coal, which are principal cargoes for larger dry bulk carriers.

Dry Bulk Carrier Demand by Ship Category*
(Billion Tonne-Miles)

* excludes tonne-mile demand for ships below 10,000 dwt.

Source: Drewry

Dry Bulk Carrier Supply

Vessel Categories

The world dry bulk fleet is generally divided into six major categories, based on a vessel’s cargo carrying capacity. These categories consist of: Very Large Ore Carrier, Capesize, Post Panamax, Panamax, Handymax and Handysize.

Category	Size Range - Dwt

Handysize	10-39,999
Handymax	40-59,999
Panamax	60-79,999
Post Panamax	80-109,999
Capesize	110-199,999
VLOC	200,000 +

•	Handysize. Handysize vessels have a carrying capacity of up to 30,000 dwt. These vessels are primarily involved in carrying minor bulk cargoes. Increasingly, ships of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.

•	Handymax. Handymax vessels have a carrying capacity of between 40,000 and 59,999 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Within the Handymax category there is also a sub-sector known as Supramax. Supramax bulk carriers are ships between 50,000 to 59,999 dwt, normally offering cargo loading and unloading flexibility with on-board cranes, while at the same time possessing the cargo carrying capability approaching conventional Panamax bulk carriers. Hence, the earnings potential of a Supramax dry bulk carrier, when compared to a conventional Handymax vessel of 45,000 dwt, is greater.

•	Panamax. Panamax vessels have a carrying capacity of between 60,000 and 79,999 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal, making them more versatile than larger vessels.

•	Post Panamax. Typically between 80,000 and 109,999 dwt, they tend to be shallower and have a larger beam than a standard Panamax vessel with a higher cubic capacity. They have been designed specifically for loading high cubic cargoes from draught restricted ports. This type of vessel cannot transit the Panama Canal.

•	Capesize. Capesize vessels have carrying capacities 110,000 and 199,999 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are mainly used to transport iron ore or coal and, to a lesser extent, grains, primarily on long-haul routes.

•	VLOC. Very large ore carriers are in excess of 200,000 dwt and are a comparatively new sector of the dry bulk carrier fleet. VLOCs are built to exploit economies of scale on long-haul iron ore routes.

In July 2008, the world fleet of dry bulk carriers consisted of 6,939 vessels, totaling 406.9 million dwt in capacity. The average age of dry bulk carriers in service is approximately 15 years. It should be noted, however, that these figures are based on pure dry bulk carriers, and exclude a small number of combination carriers. The following table presents the world dry bulk carrier fleet by size category as of July 2008.

Dry Bulk Carrier Fleet — July 2008

	Deadweight	Number of	% of Total Fleet	Total Capacity	% of Total Fleet
Size Category	Tonnes	Vessels	(Number)	(Million Dwt)	(Dwt)

Handysize	10-39,999	2,973	42.8	79.4	19.5
Handymax	40-59,999	1,647	23.7	79.6	19.6
Panamax	60-79,999	1,352	19.5	96.8	23.8
Post Panamax	80-109,999	184	2.7	16.1	4.0
Capesize	110-199,999	676	9.7	111.1	27.3
Vloc	200,000+	107	1.5	23.9	5.9
Total		6,939	100.0	406.9	100.0

Source: Drewry

The fleet has increased in size to meet the seaborne trade and vessel demand. During the period between 2000 and 2007, the CAGR in supply, expressed in terms of dwt, was 5.1%.

The supply of ships going forward is expected to be a function of the number of vessels to be removed through scrapping (which is largely dependent on the age profile of the fleet and the freight market) and the number of new deliveries from the orderbook.

Age Profile

The chart below shows the age profile of the overall dry bulk carrier fleet as of June 2008. The peaks in the mid-1980s represent trading vessels that were ordered in response to the strong freight markets of earlier in the decade. Similar increases can be seen in the late 1990s (in response to a strengthened market in the middle of the decade) and at present.

Dry Bulk Carrier Age Profile — June 2008

Source: Drewry

The age profile of the fleet is a guide to future levels of scrapping and excess tonnage built in the early 1980s and before will now become likely candidates for scrapping.

Orderbook

Orders for new vessels are placed on a continuous basis, and the relationship between the total orderbook and the existing fleet is a guide to future levels of supply. As of July 2008, the global dry bulk carrier orderbook amounted to 257.2 million dwt, or approximately 63% of the existing dry bulk fleet.

Dry Bulk Carrier Orderbook — July 2008

					Orderbook as% of
	Deadweight	Number of	Orderbook as%	Total Capacity _	Existing Fleet -
Size Category	Tonnes	Vessels	of Existing Fleet - No	Million Dwt	Dwt

Handysize	10-39,999	739	24.9	23.3	29.3
Handymax	40-59,999	837	50.8	46.9	58.9
Panamax	60-79,999	203	15.0	14.9	15.4
Post Panamax	80-109,999	437	237.5	37.8	234.8
Capesize	110-199,999	595	88.0	101.2	91.1
Vloc	200,000+	127	118.7	33.1	138.5
Total		2,938	42.3	257.2	63.2

Source: Drewry

Although the orderbook to fleet ratio is large by historical standards, delivery times for newbuildings have been extended, because of the high number of new vessels on order in other sectors, such as tankers and containers. There are also other factors which may influence the pace at which new ships are delivered from the orderbook, which are:

•	Delays in deliveries (slippage)

•	Availability of Funding/Re-Fund Guarantees

Orderbook Slippage

In any year there are always delays in deliveries from scheduled delivery times. Hence ships which were supposed to be delivered in 2007 will be delivered in 2008 and beyond. These delays occur due to a host of different reasons and it is a feature of the newbuilding market which is often referred to as “slippage”.

Historically, slippage rates have tended to be in the order of 10%, which means that 10% of the ships due to be delivered in any year are in fact delivered in subsequent years. Slippage occurs due to shipyard inexperience, poor planning, problems in sourcing materials and equipment, and at times insufficient shipbuilding capacity. In addition in 2008, there are also the added problems of securing funding for new buildings and refund guarantees for shipbuilders due to the recent turmoil in global credit markets.

The high level of new ordering that has occurred across all market sectors since 2004 has led to the commercial vessel orderbook reaching its highest point in history. This has placed pressure on shipbuilding capacity, which in turn has forced shipowners to place orders for new ships in countries such as China and Vietnam and with shipyards which have no experience in building ships for international customers. Indeed, in some cases the orders have been placed with new shipyards which have yet to construct the actual shipbuilding facilities.

Inevitably, this situation has led to an increase in the rate of slippage. As the figures below indicate, some 25% of the ships which should have been delivered in 2007 will in fact be delivered late, either in 2008 or beyond. There is also significant variation in the slippage rate by country of build, with the experienced shipbuilders in Japan and South Korea having far lower slippage rates than their Asian competitors in places such as China, Vietnam and India.

Ship Deliveries
% of Scheduled 2007 Deliveries
which will be delivered Late

The significance of the increase in slippage in 2007 is that it suggests that future increases in dry bulk carrier supply could be spread out over longer periods of time. China for example accounts for some 47% of the current dry bulk carrier orderbook and if it continues to experience slippage rates of 33% it will mean that the dry bulk carrier fleet will grow at a slower rate than suggested by the current orderbook.

Vessel Scrapping

All commercial vessels have a finite life and the average age at which dry bulk carriers were scrapped in the period 2001 to 2006 was 28.3 years.

Vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade the vessel to maintain it “in-class.” A vessel is deemed to be in-class if the surveyors of a classification society determine that the vessel conforms to the standards and rules of that classification society. Customers, insurance companies and other industry participants use the survey and classification regime to obtain reasonable assurance of a vessel’s seaworthiness, and vessels must be certified as in-class in order to continue to trade and be admitted to ports worldwide.

Scrapping is also a function of the strength of the freight market and during periods of high freight rates such as 2004 and 2005, and again in 2007, scrapping levels in the dry bulk sector were low by historical standards.

Dry Bulk Carrier Scrapping

	Handysize		Handymax		Panamax		Capesize		Total		% of Fleet
Year	No	Dwt	No	Dwt	No	Dwt	No	Dwt	No	Dwt	Scrapped

2000	50	1,192,000	40	1,454,000	11	667,000	4	452,000	105	3,765,000	1.4
2001	62	1,408,000	40	1,492,000	28	1,870,000	3	401,000	133	5,171,000	1.9
2002	64	1,556,000	25	938,000	18	1,200,000	8	997,000	115	4,691,000	1.6
2003	25	597,000	29	1,103,000	7	465,000	2	248,000	63	2,413,000	0.8
2004	5	113,000	0	0	1	95,000	1	123,000	7	331,000	0.1
2005	4	109,000	4	165,000	3	202,000	2	247,000	13	723,000	0.2
2006	21	474,843	10	380,439	8	538,785	2	296,000	41	1,690,067	0.5
2007	9	198,792	1	33,527	2	141,346	0	0	12	373,665	0.1

Source: Drewry

Dry Bulk Carrier Chartering Options

Dry bulk carriers are employed in the market through a number of different chartering options. The general terms typically found in these types of contracts are described below.

•	A bareboat charter is the use of a vessel typically over long periods of time which can extend to a number of years. All voyage related costs, including bunker and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, are the charterer’s responsibility. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel. Bareboat charter hire is payable every day and is analogous to debt repayment. Hire is not payable during periods when the vessel is out of service, either planned (or drydocking) or unplanned (e.g., engine breakdown).

•	A time charter is the use of the vessel either for a number of months or years or for a trip between specific delivery and redelivery positions, known as a trip charter. The charterer pays all voyage related costs. The owner of the vessel receives semi-monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

•	A single or spot voyage charter is the shipment of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms. Most of these charters are of a single or spot voyage nature, as trading patterns do not encourage round-trip trading. The owner of the vessel receives one payment derived by multiplying the tonnes of cargo loaded on board by the agreed upon freight rate expressed on a per cargo ton basis. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel.

•	A contract of affreightment, or COA, is the shipment of multiple cargoes over the same route and enables the owner of the vessel, or COA holder, to nominate different ships to perform individual voyages. Essentially, the COA holder agrees to carry a specified amount of cargo during the term of the COA, which may last up to a number of years. All of a vessel’s operating, voyage and capital costs are borne by the COA holder. The freight rate is normally agreed on a per cargo ton basis.

Because demand for larger dry bulk vessels is affected by the volume and pattern of trade of a small number of commodities (i.e. major dry bulks), charter hire rates (and vessel values) of larger ships tend to be more volatile. Accordingly, charter rates and vessel values for those smaller vessels have historically been subject to less volatility because such trade is driven by demand of a greater number of commodities.

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed, size and fuel consumption. In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates. Voyages loading from a port where vessels usually discharge cargo, or discharging from a port where vessels usually load cargo, are generally quoted at lower rates. This is because such voyages generally increase vessel efficiency by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the dry bulk shipping industry, the freight rate indices issued by the Baltic Exchange in London are the references most likely to be monitored. These references are based on actual charter hire rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The chart below illustrates Baltic Freight Indices over the period 1999 to June 2008.

Baltic Exchange Freight Indices
(Index Points)

Note: The BSI replaced the BHMI on January 3, 2006, although the index has been calculated since July 1, 2005.
Source: Baltic Exchange.

The following chart illustrates one-year time charter rates for Handysize, Supramax, Panamax and Capesize dry bulk carriers between 1996 and July 2008.

Dry Bulk Carriers — One-Year Time Charter Rates
(U.S. Dollars per Day)

Source: Drewry

The following table illustrates a comparison of average one year time charter rates for Handysize, Supramax, Panamax, Capesize and VLOC dry bulk carriers between 2000 and July 2008.

Dry Bulk Carriers — One-Year Time Charter Rates (Period Averages)
(U.S. Dollars per Day)

	Handysize	Supramax	Panamax	Capesize	Vloc
Size Category	26-28,000	50-55,000	70-75,000	170,000+	200,000+
DWT	10-15 Years Old	1-5 Years Old	1-5 Years Old	1-5 Years Old	1-5 Years Old

2000	7,371	9,433	11,063	18,021	n/a
2001	5,629	8,472	9,543	14,431	n/a
2002	4,829	7,442	9,102	13,608	n/a
2003	8,289	13,736	17,781	30,021	n/a
2004	14,413	31,313	36,708	55,917	n/a
2005	12,021	23,038	27,854	49,333	n/a
2006	12,558	21,800	22,475	45,646	n/a
2007	23,021	43,946	52,229	102,875	n/a
Jul-08	31,800	64,500	76,500	167,800	172,200

(1)	Average rate for July 2008.
Source: Drewry

Dry bulk charter rates for all vessel sizes often follow a similar pattern. In 2003 and 2004, rates for dry bulk carriers of all sizes strengthened appreciably to historically high levels, due to the high level of demand for raw materials in China. Rates were slightly lower at the beginning of 2005 and declined further over the summer, before a rally late that year. During 2006, rates stabilized above historically high levels. In 2007, rates rose to new highs, reflecting the very tight balance between vessel supply and demand. In 2008, the rates have remained at comparatively high levels but have been more volatile.

Dry Bulk Carrier Values

Vessel prices, both for newbuildings and secondhand dry bulk carriers, increased significantly during 2003 and 2004 and reached historically high levels in the early part of 2005, owing to the strong demand for dry bulk shipping capacity and high levels of new orders. Prices leveled out in 2006 only to increase again sharply in 2007.

Newbuilding prices are determined by a number of factors, including the underlying balance between shipyard output and newbuilding demand, raw material costs, freight markets and exchange rates. From 2003 to 2007, high levels of new ordering were recorded across all sectors of shipping, which was primarily due to strong demand for dry bulk shipping capacity and an increase in ocean freight rates. As a result, newbuilding prices have increased significantly and most of the major shipyards in Japan, South Korea and China have full orderbooks until the end of 2010.

The following chart depicts changes in newbuilding contract prices for dry bulk carriers on a monthly basis since 1996.

Dry Bulk Carrier Newbuilding Prices
(Million U.S. Dollars)

Source: Drewry

Despite the steep increase in newbuilding prices, the strength of the charter market was the primary influence over secondhand vessel prices. Consequently in 2005 and again in 2007, demand for modern vessels resulted in secondhand prices for certain five-year old Handysize, Supramax, Panamax and Capesize dry bulk carriers exceeding comparably sized newbuildings.

The dramatic increase in newbuilding prices and the strength of the charter market have also affected values in the secondhand market, to the extent that prices rose sharply in 2004 and 2005, before decreasing slightly in the early part of 2006, only to rise once more as the year came to a close. In 2007, prices remained very firm, rising to record highs and these high values have been maintained in 2008.

Dry Bulk Carrier Secondhand Prices — 5 Year Old Vessels
(Million U.S. Dollars)

Source: Drewry

INFORMATION ABOUT OCEANAUT

Business of Oceanaut

General

We are a blank check company organized under the laws of the Republic of the Marshall Islands on May 3, 2006. We were formed to acquire, through a merger, capital stock exchange, vessel acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry. The registration statement for our initial public offering of units was declared effective on March 1, 2007. On March 6, 2007, our initial public offering of 18,750,000 units was consummated, generating aggregate gross proceeds of $150 million. Each unit consisted of one share of common stock and one warrant. Each warrant entitles the holder to purchase from us one share of our common stock at an exercise price of $6.00. Our common stock and warrants started trading separately as of April 4, 2007.

The net proceeds from the sale of our units and the private placement were approximately $153,600,000, inclusive of deferred underwriting discounts and commissions in the amount of $4.5 million, and are being held in a trust account. The trust funds are invested in money market funds meeting the conditions of Rule 2a-7 promulgated under, the Investment Company Act of 1940, and will not be released until the earlier of (i) the consummation of our initial business combination within the time period and on the terms described in the our amended and restated articles of incorporation or (ii) our dissolution and liquidation.

Our executive officers and directors have experience in the international maritime shipping industry, or what we refer to in this proxy statement as the “shipping industry,” as leading managers, principals or directors of some of the most prominent worldwide shipping companies, including our corporate shareholder, Excel Maritime Carriers Ltd., an established, publicly-traded shipping company listed on the New York Stock Exchange (NYSE: EXM). In addition, our executive officers and directors have more than 101 years of total experience in sourcing, negotiating and structuring transactions in the shipping industry. We intend to leverage, and have taken advantage of, the industry experience of our corporate shareholder, as well as our officers and directors, in connection with our efforts to identify prospective target businesses in the shipping industry.

Until we consummate a business combination, our officers and directors will not receive any compensation other than reimbursement for out-of-pocket expenses incurred by them on our behalf, except that our independent directors each will be entitled to receive $75,000 in cash per year, accruing pro rata from the start of their service on our board of directors and payable only upon the successful completion of a business combination. However, all of these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations.

If we are unable to consummate a business combination within the allotted time periods set forth in our prospectus relating to our initial public offering, we will implement a shareholder-approved plan of dissolution and liquidation which we expect will include the distribution of the proceeds held in the trust account to our public shareholders in an amount equal to at least $7.93 per share of common stock held by them, subject to any reduction resulting from claims against the trust account by our creditors that are not indemnified by Excel.

Our offices are located at 17th Km National Road Athens-Lamia & Finikos Street, 145 64 Nea Kifisia, Athens, Greece and our telephone number is +011-30-210-620-9520.

Periodic Reporting and Audited Financial Statements

We have registered our units, common stock and warrants under the Exchange Act and have reporting obligations, including the requirement that we file annual reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports will contain financial statements audited and reported on by our independent accountants. We have filed a Form 10-K and Form 10-Q with the SEC covering the year ended December 31, 2007 and the quarter ended March 31, 2008, respectively.

On June 16, 2008, Oceanaut instructed Continental Stock Transfer & Trust Company, the trustee of the trust account, to establish a new trust account at the London branch of Citi Private Bank, and to transfer the funds in the our trust account from the New York branch of Citi Private Bank to the new trust account in London.

On June 16, 2008, we determined that we are a “foreign private issuer” as defined under the Exchange Act because (i) the majority of our executive officers and directors are not United States citizens or residents, (ii) all of our assets are located outside of the United States and (iii) our business is not administered principally in the United States.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements. In addition, we are not required under the Exchange Act to file current reports with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we have agreed, as a condition to our listing on the American Stock Exchange, that for the period commencing with the date of our initial public offering prospectus and ending on the consummation of a business combination, we will comply with the rules under the Exchange Act with respect to the furnishing and content of our proxy statement related to the business combination (a proxy statement with respect to a business combination is already required pursuant to our amended and restated certificate of incorporation). Consistent with the American Stock Exchange’s policy with respect to foreign formed blank check companies, we have been orally advised by the American Stock Exchange that, as a condition to our listing on the American Stock Exchange, for the period commencing with the date of our initial public offering prospectus and ending on the consummation of a business combination, we must comply with the rules and regulations under the Exchange Act prescribing the requirements and filing deadlines for current reports on Form 8-K and will file reports on Form 6-K complying with those rules and regulations. Any failure to comply with such undertakings could result in the American Stock Exchange taking action to delist our securities from trading on its exchange. If the American Stock Exchange delists our securities from trading on its exchange, it could result in:

•	a limited availability of market quotations for our securities;

•	a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

•	a limited amount of news and analyst coverage for our company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Following the initial closing, we intend to apply for listing of our shares on the New York Stock Exchange.

Legal Proceedings

To the knowledge of management, there is no litigation currently pending or contemplated against us or any of our officers or directors in their capacities as such.

Excel Maritime Carriers Ltd.

Our initial corporate shareholder, Excel Maritime Carriers Ltd., is a shipping company specializing in the worldwide seaborne transportation of dry bulk cargoes. Excel was incorporated under the laws of the Republic of Liberia on November 2, 1988, and its Class A common stock trades on the New York Stock Exchange under the symbol “EXM.”

Excel is a provider of worldwide sea borne transportation services for dry bulk cargo, including, among others, iron ore, coal and grain, collectively referred to as “major bulks,” and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as “minor bulks.”

We were established by Excel because it perceived our company as an attractive investment opportunity for Excel and its shareholders by (1) allowing Excel, as a shareholder of ours, to explore a larger number of opportunities in the shipping industry than would otherwise be available to Excel and in a manner that would not entail substantial changes to its capital structure; and (2) potentially permitting Excel, as a company operating primarily in the dry bulk sector of the shipping industry, to diversify into other sectors of the shipping industry through its investment in our company. Excel has decided to establish, invest in and dedicate resources (such as office space, utilities, administrative services and a loan in the principal amount of $200,000 in payment of initial transaction expenses) to us because Excel believed that we will allow Excel to participate in acquisitions in the shipping industry in a non-dilutive and debt-free manner.

Messrs. Panayotides, Papatrifon and Agadakis are officers of both Excel and Oceanaut. Messrs. Panayotides and Molaris also serve as members of the board of directors of both Excel and Oceanaut. Under Marshall Islands law, each of these individuals has a fiduciary duty to us, and not to Excel or any of our other shareholders or affiliates, in acting as our officer and/or director. These fiduciary duties include the duty of loyalty, which requires that an officer or director must exercise his or her powers in good faith in the best interests of the corporation he or she serves and not in the director’s or officer’s own interest or in the interest of another person or an organization with which the officer or director is associated. Thus, except for the significant, indirect influence as it may derive from the overlap in our management, being a principal shareholder of Oceanaut or its right of first refusal with respect to target businesses in the dry bulk sector of the shipping industry, Excel is not entitled to any input or influence with respect to the target business we decide to pursue, has not conducted a search for a potential target business for us, and has not established any criteria to be used by us in connection with such search. Excel has been providing us with resources, such as office space, utilities and administrative services, for a fee of $7,500 per month, pursuant to the terms of a Services Agreement. The parties have agreed to extend the term of the Services Agreement (which by its terms, will automatically terminate on the initial closing date) until such time as Oceanaut can locate suitable office space in Athens, Greece.

You should be aware of the following potential conflicts of interest:

•	Because each of our independent directors will be entitled to receive $75,000 in cash per year for their board service, accruing pro rata from the start of their service on our board of directors and payable only upon the successful completion of a business combination, the financial interest of our independent directors could influence their motivation in selecting a target business. Thus, the financial interests of our independent directors may influence their motivation when determining whether a particular business combination is in our shareholders’ best interest and securing payment of their annual fee.

•	In the course of their business activities for Excel, our common officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to our company as well as to Excel. They may have conflicts of interest in determining to which entity a particular business opportunity should be presented. For this reason, we have entered into a business opportunity right of first refusal agreement with Excel until such time as we consummate our initial business combination, the terms of which are discussed further below.

•	Since Excel owns shares of our common stock which will be released from escrow (or from transfer restrictions under a lock-up agreement in the case of the insider units purchased in the private placement) only if a business combination is successfully completed and owns warrants which will expire worthless if a business combination is not consummated, and upon the successful completion of a business combination, may earn substantial fees pursuant to arrangements with Excel for the provision of technical ship management services, as further discussed below, our board may have a conflict of interest in determining whether a particular target acquisition is appropriate to effect a business combination. The financial interests of Excel may influence the motivation of our common officers and directors in identifying and selecting a target acquisition, timely completing a business combination and securing the release of Excel’s stock.

•	Approximately $6,018,750 of Excel’s investment in us will be lost if we do not consummate a business combination. This amount is comprised of consideration paid for the founding shares and founding warrants, insider units (500,000 of which do not have liquidation rights) and insider warrants. These amounts are in addition to (i) a maximum of $75,000 in fees and expenses for our dissolution and liquidation, which Excel has agreed to pay in the event we do not have sufficient funds outside of the trust account to pay for such expenses, and (ii) claims made against the trust account by creditors who have not executed waivers of claims. Excel currently owns 18.9% of our common stock, which significant ownership interest may dissuade potential acquirers from seeking control of us after we complete our initial business combination and buying our common stock at a price that our shareholders may deem beneficial.

Because of the overlap between Excel and us in terms of possible acquisitions, we have entered into a business opportunity right of first refusal agreement which provides that, commencing on the date of our prospectus relating to our initial public offering and extending until the earlier of the closing of our initial business combination, or our liquidation, we and Excel will share business opportunities in the shipping industry as follows:

•	We will have the first opportunity to consider any business opportunities outside of the dry bulk sector.

•	Excel will have the first opportunity to consider any business opportunities within the dry bulk sector.

Decisions by us to release Excel to pursue any specific business opportunity outside of the dry bulk sector will be made by a majority of our independent (i.e., disinterested) directors.

In addition, in the event that we are unable to satisfy certain conditions under the MOA for the M/V MEDI CEBU, Excel has agreed to acquire that vessel for $72.5 million. As security for the performance of this obligation, Excel has to provide the seller of the M/V MEDI CEBU a bank guarantee in the amount of $7,250,000, which guarantee will remain in place until either we are able to satisfy our obligations under the governing MOA or Excel replaces such guarantee with $7,250,000 (equivalent to the 10% standard deposit for vessel purchases).

We are permitted to, and will, consider suitable opportunities both within and outside the dry bulk sector of the shipping industry. Although we have entered into the business opportunity right of first refusal agreement, we have done so primarily to (i) provide greater certainty to the process by which we manage any potential conflicts of interest and (ii) provide each of our and Excel’s management with guidelines to permit each of them to fully and properly discharge their respective duties to each of us and Excel, where implicated. Excel has advised us that, if we identify and seek to pursue a potential business combination in the dry bulk sector of the shipping industry in the near term, Excel would most likely waive its right with respect to such specific transaction in light of the fact that part of Excel’s original reason for investing in us is to avoid the need to finance such transactions directly by incurring debt or issuing new equity securities itself. However, facts and circumstances may change, and Excel is not precluded from pursuing acquisition opportunities in the dry bulk sector, nor is it obligated to provide us with a waiver. Accordingly, there can be no assurance that Excel, despite its advice as to its current intention, will provide a waiver if we seek one. We note, however, that Excel has significant capital at risk if we do not consummate a business combination.

On August 13, 2008, Excel waived its rights under the business opportunity right of refusal agreement with respect to the vessel acquisition and investment, permitting Oceanaut to pursue the business combination transaction described in this proxy statement.

We have agreed not to enter into our initial business combination with either Excel or any of its affiliates. In addition, Excel has advised us that it is not part of its business strategy or its current intention to acquire us. However, Excel could propose to do so in the future, at any time after we consummate a business combination. If Excel does propose to acquire us, the independent members of our board of directors not affiliated with Excel would be asked to consider and respond to such proposal, negotiate with Excel on our behalf and take such other steps in connection with any such proposal as they deem advisable, including retaining independent advisors.

Further, all ongoing and future transactions between us and any of our officers and directors or their respective affiliates, including Excel, will be on terms believed by us to be no less favorable than are available from unaffiliated third parties, and such transactions will require prior approval, in each instance, by a unanimous vote of our disinterested “independent” directors or the members of our board who do not have an interest in the transaction. Moreover, it is our intention to obtain estimates from unaffiliated third parties for similar goods or services to ascertain whether such transactions with affiliates are on terms that are no less favorable to us than are otherwise available from unaffiliated third parties. We will not enter into a transaction with an affiliated party unless the terms of such transaction are no less favorable to us than would exist between us and an unaffiliated third party in an arm’s length transaction.

As discussed elsewhere in this proxy statement, we have entered into Commercial and Technical Management Agreements with Excel Maritime Carriers Ltd., or Excel, and Maryville Maritime Inc., as technical and commercial manager, or Maryville, of all vessels to be owned by all of Oceanaut’s subsidiaries. Maryville is a wholly-owned subsidiary of, and provides technical management services to, Excel, a principal shareholder of Oceanaut. Gabriel Panayotides, Stamatis Molaris, Eleftherios Papatrifon and George Agadakis are each a director and/or officer of Excel, and Mr. Agadakis is also the general manager of Maryville.

As contemplated by the prospectus relating to our initial public offering, prior to engaging Maryville, which is an affiliate of Excel, and Excel, we obtained bids for the technical and commercial management of the vessels from two unaffiliated, third parties. The third parties that provided bids to us provide technical and commercial management services to other shipping companies that are publicly-traded in the United States financial markets. These bids were considered by our board of directors, which ultimately decided to retain Maryville and Excel mainly due to their good reputation in the marketplace and their track record in managing Excel’s vessels. In addition, the fees proposed by Maryville and Excel in their respective bids were more favorable than the fees proposed by the unaffiliated third parties. The decision to retain Maryville and Excel was approved by Oceanaut’s board of directors, including the unanimous vote of our disinterested, “independent” directors, in accordance with the procedure contemplated by our prospectus.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Oceanaut’s consolidated financial condition and results of operations together with Oceanaut’s condensed financial statements and notes thereto that appear elsewhere in this proxy statement. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements.

The historical condensed financial results of Oceanaut described below are presented in United States dollars.

We were formed in the Republic of the Marshall Islands on May 3, 2006 to acquire vessels or one or more operating businesses in the shipping industry through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination. Our initial business combination must be with a target business or businesses whose fair market value is at least equal to 80% of net assets at the time of such business combination, subject to a majority of our public shareholders voting in favor of the business combination and less than 30% of the public shareholders voting against the business combination and electing to exercise their conversion rights. We intend to utilize cash derived from the proceeds of our recently completed public offering and private placement, our capital stock, debt or a combination of cash, capital stock and debt, in effecting a business combination.

For the three and six months ended June 30, 2008, and 2007 we had net income of approximately $0.9 and $2.1 million and $1.9 and $2.4 million, respectively, derived from interest income less formation and administrative expenses.

On March 6, 2007, we consummated our initial public offering of 18,750,000 units at a price of $8.00 per unit in the offering. Each unit consists of one share of common stock, $0.0001 par value, and one redeemable common stock purchase warrant, or warrant. Each warrant will entitle the holder to purchase from us one share of common stock at an exercise price of $6.00 commencing on the later of (a) one year from the date of the final prospectus for the offering or (b) the completion of a business combination with a target business and will expire five years from the date of the prospectus. The warrants will be redeemable at a price of $0.01 per warrant upon 30 days’ prior notice after the warrants become exercisable, only in the event that the last sale price of the common stock is at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given. If we are unable to deliver registered shares of common stock to the holder upon exercise of the warrants during the exercise period, there will be no cash settlement of the warrants and the warrants will expire worthless.

On March 5, 2007, our corporate shareholders, Excel Maritime Carriers Ltd., purchased, in a private placement that occurred immediately prior to our initial public offering, (a) 1,125,000 units, at a price of $8.00 per unit, and (b) 2,000,000 warrants, at a price of $1.00 per warrant, to purchase 2,000,000 shares of common stock at an exercise price of $6.00 per share (for an aggregate purchase price of approximately $11,000,000). The units and warrants purchased in the private placement have terms identical to the units and the warrants included in the public units, except that Excel has agreed that (1) the units and warrants purchased in the private placement will not be sold or transferred, subject to certain limited exceptions, until completion of a business combination; (2) the warrants may be exercised on a cashless basis; and (3) 500,000 of the shares of common stock included in the units will not be entitled to a pro rata share of the trust account in the event of its liquidation.

Our net proceeds from the sale of our units, after deducting certain offering expenses of approximately $0.7 million, and underwriting discounts of approximately $6.0 million, were approximately $154.3 million. Of this amount, $153.6 million has since then been held in trust and accumulating interest (net of any taxes) and the remaining $0.7 million has been used to pay for accrued working capital obligations of the company. We intend to use the balance of the proceeds from the sale of the units to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, one or more vessels or operating businesses in the shipping industry. We believe we will have sufficient available funds outside of the trust fund to operate for the next six months, assuming that a business combination is not consummated during that time. We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, we may need to raise additional funds through a private offering of debt or equity securities if such funds are required to consummate a business combination that is presented to us. We would only consummate such a financing simultaneously with the consummation of a business combination.

Commencing on March 6, 2007 and ending upon the earlier of a business combination or liquidation of the trust, we have agreed to pay Excel Maritime Carriers Ltd. a monthly fee of $7,500 for general and administrative services, including office space, utilities and secretarial support. Since our initial public offering, we have been actively engaged in sourcing a suitable business combination candidate. We have held discussions with target companies, service professionals and other intermediaries with regards to our company, the background of our management and our combination preferences. In the course of these discussions, we have also spent time explaining the capital structure of the initial public offering, the combination approval process, and the timeline under which we are operating before the proceeds of the offering are returned to investors.

Consistent with the disclosures in our prospectus, we have focused our search on companies in the shipping industry. Overall, we would gauge the environment for target companies to be competitive and we believe that private equity firms and strategic buyers represent our biggest competition. Our management believes that many of the fundamental drivers of alternative investment vehicles like our company are becoming more accepted by investors and potential business combination targets; these include a difficult IPO environment, a cash-rich investment community looking for differentiated opportunities for incremental yield, and business owners seeking new ways to maximize their shareholder value while remaining invested in the business. However, there can be no assurance that we will find a suitable business combination in the allotted time.

On February 19, 2008, the Company and third party companies entered into an agreement on a mutual basis to terminate the definitive agreements pursuant to which Oceanaut would have purchased nine dry bulk carriers for an aggregate purchase price of $700.0 million and issued shares of its common stock in exchange for an aggregate investment of $82.5 million by companies associated with the third party companies. Under the terms of the Termination and Release Agreement, the parties agreed to release any and all claims they may have against the other, as more fully set forth in such agreement. The management of the Company is currently pursuing other business opportunities.

On August 25, 2008 the Company announced that it has entered into definitive agreements pursuant to which it has agreed to purchase, for an aggregate purchase price of $352 million in cash, four dry bulk carriers. Such transaction will be financed by the cash held in Oceanaut’s trust account along with the proceeds from an already secured loan facility and preferred equity to be issued to Excel. Upon delivery of the vessels to be acquired as part of the transaction, Oceanaut will own an initial fleet of three Panamax dry bulk carriers and one Supramax dry bulk carrier. The vessels have a combined cargo-carrying capacity of over 278,000 deadweight tons and an average age of approximately four years. All the vessels will be under medium to long-term time charters, with an average term of 3 years, entered into or expected to be entered into with first-class customers such as Cargill, COSCO and Mitsui OSK Lines. On September 5, 2008, the Company and the sellers agreed to amend each of the MOAs to extend the deadline for the company to obtain shareholder approval of the vessel acquisition to October 31, 2008 and the cancelling date to December 31, 2008.

Results of Operations and Known Trends or Future Events

We have neither engaged in any operations nor generated any revenues to date. We will not generate any operating revenues until after completion of a business combination. We will generate non-operating income in the form of interest income on cash and cash equivalents. We pay monthly fees of $7,500 per month to Excel Maritime Carriers Ltd., and expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting, insurance and auditing compliance), as well as for due diligence expenses. We have also incurred expenses in connection with the proposed business combination, including, $1,125,000 to Mintz Levin for legal services, subject to its consummation, and $30,000 to Rothstein Kass for accounting services to be paid upon the consummation of the business combination. As of September 5, 2008, we had approximately $1.1 million outside of the trust account, and had withdrawn all of the $2,000,000 we were entitled to withdraw from the trust account for working capital.

Liquidity and Capital Resources

We believe that the funds available to us outside of the trust account, together with interest income, net of income taxes on such interest, of up to $2,000,000 on the balance of the trust account which has been released to us for working capital requirements, will be sufficient to allow us to operate for at least the next six months, assuming that a business combination is not consummated during that time.

Oceanaut has entered into a commitment letter with HSH Nordbank AG and Commerzbank AG, as lenders, that will, subject to the approval of Proposal 1, provide Oceanaut with a credit facility of up to an aggregate maximum principal amount of $196 million. Oceanaut intends to draw down the full amount available under the credit facility to fund a portion of the cash consideration of the aggregate purchase price of the vessels.

Oceanaut has agreed to sell shares of its Series A preferred stock to Excel Maritime Carriers Ltd. in an amount sufficient to fund the balance of the aggregate purchase price of the vessels to be delivered at the initial closing and the vessels to be delivered at subsequent closings, to the extent that funds in the trust account are used to pay public shareholders that exercise their conversion rights.

Related Party Transactions

Excel Maritime Carriers Ltd. (NYSE: EXM), our corporate shareholder, purchased from us, in the private placement an aggregate of 1,125,000 insider units at a price of $8.00 per unit. Each insider unit consists of one share of our common stock and one warrant to purchase one share of common stock at a per-share exercise price of $6.00. Additionally, as part of the private placement, Excel has agreed to purchase 2,000,000 insider warrants, at $1.00 per warrant, to purchase an aggregate of 2,000,000 shares of our common stock at a per-share exercise price of $6.00. If we do not complete a business combination that meets the criteria described in our prospectus, then the gross proceeds from the private placement will become part of the liquidating distribution to be made on a pro rata basis to our public shareholders, which includes Excel, but only with respect to 625,000 of the 1,125,000 shares of common stock included in the insider units. Excel has waived its right to receive distributions upon our liquidation with respect to 500,000 of the 1,125,000 shares of common stock included in the insider units, but it will receive liquidation distributions with respect to the remaining 625,000 shares included in such insider units in the same amount as our public shareholders. The insider units and insider warrants purchased in the private placement will not be transferable or salable by Excel until we complete a business combination, except that Excel may transfer the insider units and insider warrants to entities that are controlled by Excel which will be subject to the same transfer restrictions.

In addition, commencing on the date following consummation of a business combination, the initial shares, the founding warrants and the shares of common stock underlying the founding warrants, the insider units and the securities included in the insider units are entitled to registration rights pursuant to the insider unit and insider warrant purchase agreement entered into on the date of our prospectus in connection with the private placement.

Oceanaut has agreed to sell up to $62 million in shares of its Series A preferred stock to Excel Maritime Carriers Ltd., of which $15 million shall be used to finance a portion of the aggregate purchase price of the vessels, and up to $47 million of which shall be used to fund the balance of the aggregate purchase price of the vessels, to the extent that funds in the trust account are used to pay public shareholders that exercise their conversion rights.

In the event that we are unable to satisfy certain conditions under the MOA for the M/V MEDI CEBU, Excel has agreed to acquire that vessel for $72.5 million. As security for the performance of this obligation, Excel has to provide the seller of the M/V MEDI CEBU with a bank guarantee in the amount of $7,250,000, which guarantee will remain in place until either we are able to satisfy our obligations under the governing MOA or Excel replaces such guarantee with $7,250,000 (equivalent to the 10% standard deposit for vessel purchases).

Controls And Procedures

We do not currently, and are not required to, maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act of 2002. We will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2008. As of the date of our prospectus, we have not completed an assessment, nor have our auditors tested our systems, of internal control. We expect that we will assess the internal controls of our target business or businesses preceding the completion of a business combination and will then implement a schedule for implementation and testing of such additional controls as we may determine are required to state that we maintain an effective system of internal controls. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding the adequacy of its internal controls. Many small and mid-sized target businesses we consider for a business combination may have internal controls that need improvement in areas such as:

•	staffing for financial, accounting and external reporting areas, including segregation of duties;

•	reconciliation of accounts;

•	proper recordation of expenses and liabilities in the period to which they relate;

•	proof of internal review and approval of accounting items;

•	documentation of key accounting assumptions, estimates and/or conclusions; and

•	documentation of accounting policies and procedures.

Because it will take time, management involvement and perhaps outside resources to determine what internal control improvements are necessary for us to meet regulatory requirements and market expectations for our operation of a target business, we may incur significant expense in meeting our public reporting responsibilities, particularly in the areas of designing, enhancing, or remediating internal and disclosure controls. Doing so effectively may also take longer than we expect, thus increasing our exposure to financial fraud or erroneous financial reporting.

Once our management’s report on internal controls is complete, we will retain our independent auditors to assess management’s report on internal controls and to render an opinion on such report when required by Section 404 of the Sarbanes-Oxley Act. Additional matters concerning a target business’s internal controls may be identified in the future when the assessment and testing is performed.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the sensitivity of income to changes in interest rates, foreign exchanges, commodity prices, equity prices, and other market-driven rates or prices. We are not presently engaged in and, if a suitable business target is not identified by us prior to the prescribed liquidation date of the trust fund, we may not engage in, any substantive commercial business. Accordingly, we are not and, until such time as we consummate a business combination, we will not be, exposed to risks associated with foreign exchange rates, commodity prices, equity prices or other market-driven rates or prices. The net proceeds of our initial public offering held in the trust fund have been invested only in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Given our limited risk in our exposure to money market funds, we do not view the interest rate risk to be significant.

Off-balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results

As of September 5, 2008, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations. No unaudited quarterly operating data is included in this joint proxy statement/prospectus as we have conducted no operations to date.

Recent Developments

On August 20, 2008, we entered into definitive agreements pursuant to which we agreed to purchase, for an aggregate purchase price $352 million in cash, four dry bulk vessels. On September 5, 2008, these definitive agreements were amended to extend the deadline for the company to obtain shareholder approval of the vessel acquisition to October 31, 2008 and the cancelling date to December 31, 2008.

In connection with the foregoing, we entered into the following agreements: four Memoranda of Agreement, the Series A Preferred Stock Purchase Agreement, the Commercial Management Agreement and the Technical Management Agreement, each as described elsewhere in this proxy statement.

On February 19, 2008, we and certain third party companies entered into an agreement on a mutual basis to terminate the definitive agreements pursuant to which we would have purchased nine dry bulk carriers for an aggregate purchase price of $700.0 million and issued shares of its common stock in exchange for an aggregate investment of $82.5 million by companies associated with the third party companies. Under the terms of the Termination and Release Agreement, the parties agreed to release any and all claims they may have against the other, as more fully set forth in such agreement.

OCEANAUT, INC.
(a corporation in the development stage)
PRO FORMA CONDENSED COMBINED BALANCE SHEET (unaudited)
AS OF JUNE 30, 2008
(In thousands U.S. Dollars)

					Additional
					Pro-Forma
					Adjustments
		Pro-Forma			(with 5,624,999
		Adjustments			shares of
	Oceanaut, Inc.	(assuming no		Combined	common		Combined
	as at June 30,	stock		(before stock	stock		(after stock
	2008	conversion)		conversion)	conversion)		conversion)

ASSETS
Current assets
Cash and cash equivalents
Cash — balance before adjustments	$288.1	$		$288.1	$		$288.1
Cash — proceeds from issue of Series A Preferred shares		15,000.0	(1)	15,000.0	47,000.0	(1)	62,000.0
Cash — released funds previously held in trust (working capital)		1,000.0	(2)	1,000.0			1,000.0
Cash — released funds previously held in trust (initial fleet)		158,982.3	(2)	158,982.3			158,982.3
Cash — drawdown of debt finance		186,000.0	(3)	186,000.0			186,000.0
Cash — issue costs of debt finance		(1,666.0	)(3)	(1,666.0)			(1,666.0)
Cash — payment for fees associated with filing the proxy		(1,700.0	)(4)	(1,700.0)			(1,700.0)
Cash — payment of deferred underwriting fees		(4,500.0	)(5)	(4,500.0)			(4,500.0)
Cash — payment to acquire initial fleet of vessels		(352,000.0	)(6)	(352,000.0)			(352,000.0)
Cash — payment to convert IPO units to cash (stock conversion)				0.0	(46,446.5	)(9)	(46,446.5)

Cash and cash equivalents — sub total	288.1	1,116.3		1,404.4	553.5		1,957.9
Prepaid expenses	24.3			24.3			24.3

Total current assets	312.4	1,116.3		1,428.7	553.5		1,982.3

Fixed assets
Vessels		352,000.0	(6)	352,000.0			352,000.0
Other assets
Cash held in Trust Account	159,982.3	(159,982.3	)(2)	0.0			0.0
Restricted cash balance		10,000.0	(3)	10,000.0			10,000.0
Income tax receivable	952.2			952.2			952.2
Deferred proxy filing costs		1,700.0	(4)	1,700.0			1,700.0
Deferred debt finance upfront fee		1,666.0	(3)	1,666.0			1,666.0

Total other assets	160,934.5	(146,616.3)		14,318.2	0.0		14,318.2

TOTAL ASSETS	$161,246.9	$206,500.0		$367,746.9	$553.5		$368,300.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses	$140.9	$781.3	(8)	$922.1	$		$922.1
Debt — amount outstanding within one year		26,000.0	(3)	26,000.0			26,000.0

Total current liabilities	140.9	26,781.3		26,922.1	0.0		26,922.1

Long-term liabilities
Debt — amount outstanding more than one year		170,000.0	(3)	170,000.0			170,000.0
Deferred underwriting fees	4,500.0	(4,500.0	)(5)	0.0			0.0

Total long term liabilities	4,500.0	165,500.0		170,000.0	0.0		170,000.0

Common stock, subject to possible conversion
5,624,999 shares with $0,0001 par value, at conversion value of approximately $8.26 per share	46,446.5	(46,446.5	)(7)	0.0	0.0		0.0

					Additional
					Pro-Forma
					Adjustments
		Pro-Forma			(with 5,624,999
		Adjustments			shares of
	Oceanaut, Inc.	(assuming no		Combined	common		Combined
	as at June 30,	stock		(before stock	stock		(after stock
	2008	conversion)		conversion)	conversion)		conversion)

Shareholders’ equity
Preferred stock, $0.0001 par value (authorised 1,000,000 shares)
6,200 shares issued and outstanding (1,500 shares in tranche 1 and 4,700 in tranche 2)	0.0	0.0	(1)	0.0	0.0	(1)	0.0
Common stock, $0.0001 par value (authorised 80,000,000 shares)
24,562,500 shares issued and outstanding (of which 5,624,999 shares subject to possible conversion)	2.5			2.5	(0.6	)(9)	1.9
Additional paid-in capital	105,283.4	15,000.0	(1)	120,283.4	47,000.0	(1)	167,283.4
(net of capital issuance expenses $11,159,118.46)		44,580.0	(7)	44,580.0	(44,579.4	)(9)	0.6
Retained earnings
Earnings (deficit) accumulated in the development stage	4,873.7	1,866.5	(7)	6,740.1	(1,866.5	)(9)	4,873.7
		(781.3	)(8)	(781.3)			(781.3)

Total stockholders’ equity	110,159.5	60,665.2		170,824.8	553.5		171,378.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$161,246.9	$206,500.0		$367,746.9	$553.5		$368,300.4

(1)	To record the receipt of proceeds from the issue of two tranches of Series A Preferred stock to Excel Maritime Carriers Inc. at $10,000 per share; to finance (i) acquisition of the initial fleet; (ii) possible conversion of 5,624,999 shares.

(2)	To record the reclassification of cash held in Trust Account to the Bank Account of Oceanaut. These funds will be used to finance the acquisition of the initial fleet, pay deferred underwriters’ fees ($4.5m) and provide working capital ($1 million).

(3)	To record the receipt of proceeds from the debt financing taken in USD from HSH & Commerzbank. The purpose of this debt is to finance the vessel acquisition of the initial fleet; Oceanaut will pay to the lenders an upfront fee of 85 bps on the facility amount; pursuant to the covenants under this credit facility Oceanaut will be required to maintain $10 million as a cash reserve.

(4)	To record the payment of various estimated fees and expenses for legal and financial advisory services associated with preparing the proposed transaction and filing this proxy for the acquisition of the initial fleet; these fees will be capitalized on the Balance Sheet and amortised over future periods. This amount includes $1,250,000 for legal fees, $355,000 for marketing costs and sundry fees, $65,000 for proxy expenses and $30,000 for audit fees.

(5)	To record the payment of the deferred underwriting fees, which are payable upon the consummation of the proposed business combination.

(6)	To record the payment to the sellers for the acquisition of the initial fleet of vessels.

(7)	If all shareholders approve the business combination, the 5,624,999 shares of temporary equity will become permanent equity; the YTD interest part (approximately $1.9 million) included in the value of temporary equity, and will be recognized as income.

(8)	To record accrued compensation due to our independent directors, from the start of their service until the initial closing date, which is payable upon the successful completion of the business combination, and accruals for general expenses.

(9)	To record the conversion of up to 5,624,999 shares of common stock (these shares will be cancelled after conversion).

OCEANAUT MANAGEMENT AND OPERATIONS
AFTER THE BUSINESS COMBINATION

General

Oceanaut was formed on May 3, 2006 under the laws of the Republic of the Marshall Islands and has its principal offices located in Athens, Greece. Upon consummation of its proposed business combination, Oceanaut will provide global transportation solutions in the dry bulk shipping sector through its vessel-owning subsidiaries for a broad range of dry bulk cargoes, including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks.

Oceanaut’s Fleet

Upon delivery of the vessels by the sellers, Oceanaut will own and operate four dry bulk carriers that will transport a variety of dry bulk commodities. After the initial closing, Oceanaut will be a holding company that will own its vessels through separate wholly-owned subsidiaries. The following table provides summary information about Oceanaut’s fleet, once delivered:

						Term of	Daily Time
				Year	Fair Market	Time	Charter
Vessel(1)	Buyer(2)	Type	Dwt	Built	Value(3)	Charter	Hire Rate

ACHILLES II	Raman Investments Ltd.	Panamax	75,785	2004	$93,000,000	2 years	$55,296	(4)
IRIS II	Gavial Marine Corporation	Panamax	75,798	2004	$93,000,000	4 years	$40,701	(5)
MEDI CEBU	Tunmore Shipholding Co.	Supramax	52,464	2002	$72,500,000	3 years	$42,000	(6)
THREE STARS	Skelton Maritime Ltd.	Panamax	74,759	2005	$93,500,000	3 years	$60,000	(7)
TOTAL			278,806		$352,000,000

(1)	Each vessel is currently registered in Panama, except for the M/V ACHILLES II, which is registered in Hong Kong.

(2)	These are the vessel-owning subsidiaries that will own and operate the vessels after the initial closing date.

(3)	Based on appraisals received from two independent, internationally-recognized ship appraisers.

(4)	The daily charter hire rate under the time charter party for the M/V ACHILLES II is $90,000 for the first 120 days on hire, $65,000 for the next 365 days on hire, $34,000 for the next 210 days on hire and $60,000 for the next 65 days on hire; $55,296 represents the average charter rate during 2009 calendar year, assuming delivery on November 10.

(5)	The daily charter hire rate under the time charter party for the M/V IRIS II is $50,000 until February 28, 2009, $44,000 for the next 365 days on hire, $42,000 for the next 365 days on hire, $39,500 for the next 365 days on hire and $34,500 for the next 365 days on hire; $40,701 represents the average charter rate until the end of the charter, assuming delivery on November 10.

(6)	The daily average charter hire rate under the time charter party for the M/V MEDI CEBU until the end of the charter is $42,000, assuming delivery on December 10.

(7)	The daily average charter hire rate under the time charter party for the M/V THREE STARS until the end of the charter is $60,000, assuming delivery on December 10.

The global dry bulk carrier fleet is divided into four categories based on a vessel’s carrying capacity. These categories are:

•	Capesize. Capesize vessels have carrying capacities of more than 100,000 deadweight tons (dwt). These vessels generally operate along long haul iron ore and coal trade routes. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size.

•	Panamax. Panamax vessels have a carrying capacity of between 60,000 and 100,000 dwt. These vessels are designed to meet the physical restrictions of the Panama Canal locks (hence their name “Panamax” — the largest vessels able to transit the Canal, making them more versatile than larger vessels). These vessels carry coal, grains, and, to a lesser extent, minerals such as bauxite/alumina and phosphate rock. As the availability of capesize vessels has dwindled, panamaxes have also been used to haul iron ore cargoes.

•	Handymax/Supramax. These vessels have a carrying capacity of between 30,000 and 60,000 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. The standard vessels are usually built with 25-30 ton cargo gear, enabling them to discharge cargo where grabs are required (particularly industrial minerals), and to conduct cargo operations in countries and ports with limited infrastructure. This type of vessel offers good trading flexibility and can therefore be used in a wide variety of bulk and neobulk trades, such as steel products.

•	Handysize. Handysize vessels have a carrying capacity of up to 30,000 dwt. These vessels are almost exclusively carrying minor bulk cargo. Increasingly, ships of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.

Our Customers

As the dry bulk shipping industry has grown, the major end-users are increasingly chartering in dry bulk capacity. Upon delivery to us, the four vessels in our contracted fleet will all be subject to multi-year, fixed-rate time charters to a diverse group of high-quality counterparties, as set forth below:

•	The Medi Cebu and Three Stars are under charters that are expected to be novated to Cargill, Incorporated (Cargill), by the time the vessels are delivered to us. Cargill is a privately-held, multinational corporation based in the United States. Cargill’s business activities include purchasing, processing, and distributing grain and other agricultural commodities, and the manufacture and sale of livestock feed and ingredients for processed foods and pharmaceuticals. Currently the second largest privately owned company in the United States, Cargill declared revenues of $120 billion and earnings of $3.64 billion for its 2008 fiscal year.

•	The Achilles II will be chartered to COSCO Bulk Carrier Americas Inc., a joint venture between COSCO Bulk Carrier Co. Ltd. (COSBULK) and COSCO Americas. COSBULK is one of the wholly-owned subsidiaries of the COSCO Group and is the largest dry bulk carrier operator in China. It currently owns and operates approximately 110 dry bulk carriers of all types, with a total deadweight tonnage of up to 6 million.

•	The Iris II will be chartered to Mitsui OSK Lines, Ltd. (MOL). MOL is a shipping company engaged in the ownership and operation of one of the largest fleets in the world, including dry bulk carriers. The company is headquartered in Tokyo, Japan, and is listed on the Tokyo Stock Exchange As of September 2, 2008, MOL had a market capitalization of approximately Japanese Yen 2.1 trillion, or approximately $19.2 billion based on current exchange rates.

Management of The Fleet

Oceanaut will outsource the commercial and technical management of its fleet to Excel Maritime Carriers, Ltd. and Maryville Maritime Inc., a wholly-owned subsidiary of Excel Maritime Carriers Ltd., respectively.

The Commercial Management Agreement

Oceanaut has entered into a Commercial Management Agreement with Excel Maritime Carriers, as technical manager for all vessels to be owned by all of Oceanaut’s subsidiaries. Gabriel Panayotides, Stamatis Molaris, Eleftherios Papatrifon and George Agadakis are each a director and/or officer of Excel.

Under the terms of the Commercial Management Agreement entered into with Excel Maritime Carriers Ltd., as commercial manager, Excel will provide commercial management services to Oceanaut’s subsidiaries, which include, among other things, seeking and negotiating employment for the vessels owned by the subsidiaries in accordance with the guidelines set forth in the Commercial Management Agreement, for which Excel is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. Since the vessels being purchased are currently subject to time charters, Excel will be entitled to such commissions once the current time charters expire and Excel seeks and negotiates new employment for the vessels. The Commercial Management Agreement is for a term of three years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

The Technical Management Agreement

Oceanaut has entered into a Technical Management Agreement with Maryville Maritime Inc., or Maryville, as technical manager of all vessels to be owned by all of Oceanaut’s subsidiaries. Maryville is a wholly-owned subsidiary of, and provides technical management services to, Excel, a principal shareholder of Oceanaut. Gabriel Panayotides, Stamatis Molaris, Eleftherios Papatrifon and George Agadakis are each a director and/or officer of Excel, and Mr. Agadakis is also the general manager of Maryville.

Under the terms of the Technical Management Agreement, Maryville will perform certain duties that will include general administrative and support services necessary for the operation and employment of all vessels to be owned by all subsidiaries of Oceanaut, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to Oceanaut’s instructions, sale and purchase of vessels, for which Maryville is entitled to receive a monthly fee of $18,000 per vessel, which fee may be increased annually by an amount equal to the percentage change in the CPI-U published by the United States Department of Labor from time to time. The Technical Management Agreement is for a term of three years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

As contemplated by the prospectus relating to our initial public offering, prior to engaging Maryville, which is an affiliate of Excel, and Excel, we obtained bids for the technical and commercial management of the vessels from two unaffiliated, third parties. The third parties that provided bids to us provide technical and commercial management services to other shipping companies that are publicly-traded in the United States financial markets. These bids were considered by our board of directors, which ultimately decided to retain Maryville and Excel mainly due to their good reputation in the marketplace and their track record in managing Excel’s vessels. In addition, the fees proposed by Maryville and Excel in their respective bids were more favorable than the fees proposed by the unaffiliated third parties. The decision to retain Maryville and Excel was approved by Oceanaut’s board of directors, including the unanimous vote of our disinterested, “independent” directors, in accordance with the procedure contemplated by our prospectus.

Distinguishing Factors and Business Strategy

The international dry bulk shipping industry is highly fragmented and is comprised of approximately 6,900 ocean-going vessels of tonnage size greater than 10,000 dwt which are owned by approximately 1,500 companies. As a result of recent trends in the drybulk industry, end users are increasingly chartering in a long-term capacity in order to minimize volatility in charter markets. Oceanaut intends to capitalize on this trend. Oceanaut has not identified any particular companies that would be its direct competitors, it has however, identified the following factors that will distinguish it in the dry bulk shipping industry.

Long-term charters provide stable cash flows.  Oceanaut intends to operate all its vessels under medium- to long-term charters. The initial fleet of four vessels has time charters with an average term of 3 years. The staggered expiration of the charters on the Oceanaut’s vessels reduces its re-chartering risk as charters may expire at different points in economic cycles. These charters provide Oceanaut with high fleet utilization and relatively stable revenues, which in turn provide highly visible and stable cash flows.

Significant industry growth opportunity for long-term chartered vessels.  The dry bulk sector has been growing consistently since 2001 driven by expansion of global economy, in particular emerging markets, which have generated increased demand for imported raw materials, and increasing ton miles for transported goods under the new global trade patterns. This growth momentum is expected to continue, which together with the aging of the world dry bulk fleet, leads to continued strong demand for dry bulk capacity. Although there is significant newbuilding capacity expected to come on stream over the next several years, the majority of tonnage on order is at new shipyards, some of which are facing difficulties in sourcing steel and other resources and the credit crunch is placing pressure on existing orders. All of these trends are serving to increase end users reliance on long-term chartered-in capacity to mitigate the significant volatility in spot market charter rates which can move significantly in the short term. Long-term charter rates tend to be driven by the long-term outlook for the dry sector which remains strong. Oceanaut intends to focus on long-term charter market, to capture this increasingly sizeable portion of the market going forward.

Diversified and high quality counterparties with minimum credit risk.  Oceanaut’s initial fleet is chartered out (or, in certain cases, will be chartered out by novation upon delivery of a vessel to Oceanaut) to a diversified group of world-class customers with high credit quality, including Cargill, Inc., a U.S. based industrial company with operations in food, agricultural, steel and other raw materials, Mitsui O.S.K. Lines, Ltd., a Japanese shipping company that handles approximately 30% of Japan’s raw material imports and has a BBB+ credit rating, and COSCO Group, a leading Chinese conglomerate with a market cap of approximately $33 billion and the largest drybulk carrier in China. Oceanaut is committed to providing customized solutions for customers to meet their demand for long-term capacity. Along with the fleet expansion, Oceanaut intends to continue to add charters with existing customers and other high credit quality counterparties.

Well-positioned for significant fleet growth.  Beyond the initial fleet, Oceanaut intends to attempt to significantly increase the capacity of its fleet in the near-term. Oceanaut will leverage its management’s extensive industry relationships as well as their proven expertise in making accretive fleet acquisition. In addition, Excel will provide us with a right of first refusal on any of the (a) acquisition, operation, and chartering-in of any dry bulk carrier that is subject to a time or bareboat charter-out having a remaining duration, excluding any extension options, of at least four years, or a qualifying contract, and (b) sale or other disposition of any dry bulk carrier owned or chartered-in by Excel and that is subject to a qualifying contract, subject to certain permitted exceptions as outlined in the Right of First Refusal and Corporate Opportunities Agreement attached hereto as Annex K.  Oceanaut expects to fund acquisitions of additional vessels using future borrowings under new credit facilities and the gross proceeds of up to $152 million from the possible exercise of warrants that is not used to pay for redemption of its shares of Series A preferred stock. Oceanaut also expects to have the ability to raise capital in the future to support the fleet expansion.

Young and quality fleet.  Oceanaut has a modern and quality initial fleet comprising of four vessels, which consist of three Panamaxes and one Supramax. Our initial fleet has an average age of approximately 4.4 years, compared to the world dry bulk fleet average of 15.5 years, which makes them attractive vessels for re-chartering and minimizes residual value risk. Oceanaut believes that owning a modern, high quality fleet reduces operating costs, improves safety and provides it with a competitive advantage in obtaining employment for its vessels. Oceanaut intends to operate a young, modern fleet with a portfolio age of less than ten years. Oceanaut will carry out regular inspections and maintenance of its fleet in order to maintain its high quality.

Experienced and dedicated management team.  Oceanaut’s management and directors have extensive experience and relationships in the shipping industry, which will allow the company to capitalize on the attractive industry growth opportunities, identify chartering opportunities with high quality charterers, as well as make new vessel acquisitions that are accretive to distributable cash flow per share. All of Oceanaut’s officers will dedicate the necessary amount of time and effort to fulfill their obligations to Oceanaut and its shareholders.

Highly efficient operations.  Upon review and approval by Oceanaut’s independent directors, Oceanaut’s fleet will be managed by Maryville Maritime Inc., as technical manager, and Excel Maritime Carriers Ltd., as commercial manager. Excel, and its wholly-owned subsidiary, Maryville, have extensive expertise in managing a diverse fleet of vessels ranging from Handysize to Capesize. Maryville Maritime Inc. has a track record of providing high quality, low cost technical services, which will enable Oceanaut to establish cost-efficient operations. Oceanaut intends to actively monitor and control vessel operating expenses while maintaining the high quality of its fleet through regular inspections, comprehensive planned maintenance systems and preventive maintenance programs and by retaining and training qualified crew members.

Ability to pay attractive quarterly dividends.  Oceanaut intends to pay quarterly dividends to the holders of its common stock in amounts that will allow it to retain a portion of its cash flows to reinvest in its fleet or vessel or fleet acquisitions, or for debt repayment and dry-docking costs, as determined by its board of directors. As currently contemplated, Oceanaut will pay a quarterly dividend of at least $0.28 per share, or $1.12 per share per year, payable with respect to the fourth quarter of 2008 and quarterly thereafter. The dividends will be supported by long-term, stable cash flows and enhanced by the 5,578,125 subordinated shares held by Excel Maritime Carriers Limited and our current directors and officers, which will not be entitled to receive dividends prior to those paid with respect to the second quarter of 2010. After this period, the subordinated shares will be entitled to dividends, provided that the shares of common stock have received any unpaid and accrued dividends.

Directors and Executive Officers

Set forth below are the names, ages and positions of Oceanaut’s directors, executive officers and key employees immediately following the initial closing date.

Name	Age	Position

Gabriel Panayotides	53	Chairman, Chief Executive Officer, President and Class C Director
Eleftherios (Lefteris) A. Papatrifon	38	Chief Financial Officer and Treasurer
George Agadakis	53	Chief Operating Officer and Secretary
Ismini Panayotides	26	Vice President — Project Development
Jesper Jarlbaek	51	Class B Director
Stamatis Molaris	47	Class A Director
Kevin G. Oates	45	Class B Director
Yannis Tsamourgelis	46	Class A Director

The term of Oceanaut’s Class A directors expires in 2009, the term of the Class B directors expires in 2010 and the term of the Class C director expires in 2011.

Gabriel Panayotides has served as our Chairman of the Board since our inception and as our President and Chief Executive Officer since February 20, 2008. Mr. Panayotides has been the Chairman of the Board and a Director of Excel Maritime Carriers Ltd. since 1998 . Mr. Panayotides has participated in the ownership and management of ocean going vessels since 1978. He is also a member of the Greek Committee of Bureau Veritas, an international classification society. Mr. Panayotides is also a member of the board of directors of D/S Torm, a shipping company based in Denmark. He holds a Bachelors degree from the Piraeus University of Economics. Mr. Panayotides is the father of Ms. Ismini Panayotides, our Vice President-Project Development.

Eleftherios (Lefteris) A. Papatrifon has served as our Chief Financial Officer and Treasurer since our inception. Mr. Papatrifon has been the Chief Financial Officer of Excel Maritime Carriers Ltd. since January 1, 2005. Mr. Papatrifon has 15 years of experience in Corporate Finance and Asset Management. From February 2002 to December 2004, Mr. Papatrifon was the head of the investment banking division at Geniki Bank of Greece, a subsidiary of Société Générale. From July 2000 to February 2002, Mr. Papatrifon was the Head of Asset Management at National Securities, S.A., in Greece. From June 1995 to September 1998, Mr. Papatrifon held various asset management positions at The Prudential Insurance Company of America. Mr. Papatrifon holds undergraduate (BBA) and graduate (MBA) degrees from Baruch College (CUNY). He is also a member of the CFA Institute and a CFA charterholder.

George Agadakis has served as our Chief Operating Officer and Secretary since our inception. Mr. Agadakis has been the Chief Operating Officer, Vice President and a Director of Excel Maritime Carriers Ltd. since January 2001. He is also the Shipping Director of Maryville Maritime Inc., a wholly-owned subsidiary of Excel that provides technical and commercial ship management services to Excel, and was General Manager of Maryville from January 1992 to January 2001. From 1983 to 1992 he served as Insurance and Claims Manager for Maryville. He has held positions as Insurance and Claims Manager and as a consultant with three other shipping companies since 1976. He holds diplomas in shipping and Marine Insurance from the Business Centre of Athens (1973), the London School of Foreign Trade Ltd. (1975) and the London Chamber of Commerce (1975).

Ismini Panayotides has served as our Vice President — Project Development since our inception. Ms. Panayotides has been Vice President of Business Development at Excel Maritime Carrier Ltd. Since March 2006. She completed her studies in 2005, and has been working intermittently with her undergraduate and graduate studies in the chartering and operations departments of Excel Maritime Carriers Ltd. as well as in the management of Maryville Maritime Inc., a wholly-owned subsidiary of Excel, since 1999. Ms. Panayotides holds an undergraduate (BA) degree from the School of Management, Boston University (2004), and a Master of Science (MS) in Shipping Trade and Finance from City University, Cass Business School, in London (2005). Ms. Panayotides is the daughter of Mr. Gabriel Panayotides, who is currently our Chairman, Chief Executive Officer and President.

Jesper Jarlbaek has been a member of our board of directors since our inception. Since February 2006, Mr. Jarlbaek has been engaged in investing in and participating at the board level in several start-up companies. From February 2002 to February 2006, Mr. Jarlbaek was Managing Partner-Advisory and a member of the four-executive team managing Deloitte & Touche’s office in Denmark, where it is the largest professional services firm. As Managing Partner-Advisory, Mr. Jarlbaek was responsible for all advisory activities of the firm, namely, Corporate Finance, Management Consultancy, Tax Advisory and Business Process Outsourcing. Prior to 2002, Mr. Jarlbaek served with Arthur Andersen for 28 years, culminating his career there as Country Managing Partner-Denmark. While at Arthur Andersen, Mr. Jarlbaek was also appointed Nordic Managing Partner for the Audit and Business Advisory practice. Mr. Jarlbaek qualified as State Authorized Public Accountant in 1981 and holds an undergraduate degree (BS) from Copenhagen Business School (1978).

Stamatis Molaris will be appointed as a member of our board of directors after the consummation of the business combination. Mr. Molaris has been the Chief Executive Officer, President, and a director of Excel Maritime Carriers Ltd. since April 2008, when Excel acquired Quintana Maritime Limited (NASDAQ: QMAR). Prior thereto, Mr. Molaris served as the Chief Executive Officer of Quintana from January 2005 to April 2008, as President of Quintana from May 2005 to April 2008, as Director of Quintana from June 2005 to April 2008, and as Chief Financial Officer and as a director of Stelmar Shipping Ltd., a tanker company, from August 1993 until January 2005. Prior to that, Mr. Molaris served as an audit manager for Arthur Andersen.

Kevin G. Oates has been a member of our board of directors since our inception. Since 1999, Mr. Oates has been director of his own company, Teviot Consultancy Inc., which provides financial advisory and consulting services to shipowners involving capital raising, debt financing and business growth transactions. Mr. Oates is also the Greek director of Marine Money International, which involves arranging ship finance conference in Athens, Istanbul and Dubai. Between 1990 and 1999, Mr. Oates worked in the shipping departments of Banque Franco-Hellenique, ANZ Grindlays, Royal Bank of Scotland and Den Norske Bank. Mr. Oates holds a graduate degree (MA) from St. Andrews University in Scotland and a Masters in Business Administration (MBA) from Edinburgh University in Scotland (1990).

Yannis Tsamourgelis has been a member of our board of directors since June 13, 2006. Mr. Tsamourgelis is currently a professor in the Shipping Trade and Transport Department of the University of Aegean, Greece and was, from March 2004 until June 2006, a Manager of the National Bank of Greece. From February 2002 until March 2004, he was the General Manager of General Bank, where he was President of the subsidiaries of General Bank that dealt with leasing, credit cards, securities and AIS (advanced information systems). From September 1999 to February 2002, he was the Managing Director of National Securities, a subsidiary of the National Bank of Greece. Prior to that, he held various positions within the National Bank of Greece. Mr. Tsamourgelis holds an undergraduate degree from the Athens University (1986), a graduate degree from Birkbeck College of the London University (1987) and a doctorate degree in economics from Oxford University (1990).

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of Yannis Tsamourgelis and Stamatis Molaris, will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Kevin G. Oates and Jesper Jarlbaek, will expire at the second annual meeting. The term of office of the third class of directors, consisting of Gabriel Panayotides, will expire at the third annual meeting.

Director Independence

Our securities are listed on the American Stock Exchange. We have evaluated whether our directors are “independent directors” within the meaning of the rules of the American Stock Exchange. Such rules provide generally that a director will not qualify as an “independent director” unless the board of directors of the listed company affirmatively determines that the director has no material relationship with the listed company that would interfere with the exercise of independent judgment. In addition, such rules generally provide that a director will not qualify as an “independent director” if: (i) the director is, or in the past three years has been, employed by the listed company; (ii) the director has an immediate family member who is, or in the past three years has been, an executive officer of the listed company; (iii) the director or a member of the director’s immediate family has received payments from the listed company of more than $60,000 during the current or any of the past three years, other than for (among other things) service as a director and payments arising solely from investments in securities of the listed company; (iv) the director or a member of the director’s immediate family is a current partner of the independent auditors of the listed company or is, or in the past three years, has been, employed by such auditors in a professional capacity and worked on the audit of the listed company; (v) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of the executive officers of the listed company serves on the compensation committee; or (vi) the director or a member of the director’s immediate family is a partner in, or a controlling shareholder or an executive officer of, an entity that makes payments to or receive payments from the listed company in an amount which, in any fiscal year during the past three years, exceeds the greater of $200,000 or 5% of the other entity’s consolidated gross revenues.

Our board of directors has determined that a majority of our directors are “independent directors” within the meaning of such rules. Our independent directors will meet in executive session as often as necessary to fulfill their duties, but no less frequently than annually.

Our bylaws provide that transactions must be approved by a majority of our independent and disinterested directors (i.e., those directors that are not expected to derive any personal financial benefit from the transaction).

Audit Committee

Our board of directors has established an Audit Committee, which has powers and performs the functions customarily performed by such a committee (including those required of such a committee under the rules of the American Stock Exchange and the Securities and Exchange Commission). After the acquisition, our Audit Committee will be composed of Messrs. Jesper Jarlbaek (Chairman), Oates and Tsamourgelis. The Audit Committee is responsible for meeting with our independent registered public accounting firm regarding, among other matters, audits and adequacy of our accounting and control systems. The Audit Committee must be composed of at least three directors who comply with the independence rules of the American Stock Exchange and The Sarbanes-Oxley Act of 2002 and at least one of whom is an “audit committee financial expert” as defined under Item 401 of Regulation S-K of the Exchange Act. On May 11, 2006, we adopted a charter for the Audit Committee. Our board of directors has concluded that Mr. Jesper Jarlbaek is an “audit committee financial expert.”

Code of Conduct and Ethics

On May 11, 2006, we adopted a code of conduct and ethics applicable to our directors and officers in accordance with applicable federal securities laws and the rules of the American Stock Exchange.

Compensation of Directors and Executive Officers

For the period ended June 30, 2008, no executives of Oceanaut received any compensation from Oceanaut. After the initial closing date, our non-employee directors will receive an annual net cash payment of $36,000. In addition, each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.

Our future compensation policies with respect to our directors and executive officers will be established, administered and the subject of periodic review by our Compensation Committee.

Compensation Committee

After the initial closing date, we will establish a Compensation Committee of the board of directors that will consist of Messrs. Oates (chairman), Jarlbaek and Tsamourgelis, each of whom is an independent director.

The Compensation Committee will be responsible for establishing executive officers’ compensation and benefits.

Nominating Committee

After the initial closing date, our Nominating Committee of the board of directors will consist of Messrs. Tsamourgelis (chairman), Jarlbaek and Oates, each of whom is an independent director. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Properties

Oceanaut expects to lease office space in Athens, Greece.

Competition

Oceanaut will operate in markets that are highly competitive and based primarily on supply and demand. Oceanaut will compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on its reputation. Excel Maritime Carriers Ltd, as our commercial manager, will arrange Oceanaut’s charters (whether voyage charters, period time charters, bareboat charters or pools) through the use of brokers, who negotiate the terms of the charters based on market conditions. Oceanaut will compete primarily with other owners of dry bulk carriers in the Capesize, Panamax, Handysize and Handymax sectors. Ownership of dry bulk carriers is highly fragmented and is divided among state controlled and independent bulk carrier owners.

Environmental and Other Regulations

Governmental Regulation

Government regulation significantly affects the ownership and operation of Oceanaut’s vessels. The vessels will be subject to international conventions, national, state and local laws and regulations in force in the countries in which Oceanaut’s vessels may operate or are registered.

A variety of governmental and private entities will subject Oceanaut’s vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of vessel registry) and charterers, particularly terminal operators. Certain of these entities will require Oceanaut, as a vessel owner, to obtain permits, licenses and certificates for the operation of its vessels. Failure to maintain necessary permits or approvals could cause Oceanaut to incur substantial costs or temporarily suspend operation of one or more of its vessels.

Oceanaut believes that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the dry bulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Oceanaut will be required to maintain operating standards for all of its vessels that emphasize operational safety, quality maintenance, continuous training of its officers and crews and compliance with United States and international regulations. Oceanaut believes that the operation of its vessels will be in substantial compliance with applicable environmental laws and regulations applicable to Oceanaut.

Under the ISM Code, effective since July 1998, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the respective flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations may subject a ship owner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union. Please read ”Risk Factors — Industry Risk Factors Relating to Oceanaut — Oceanaut will be subject to regulation and liability under environmental laws that could require significant expenditures and affect its cash flows and net income.”

Oceanaut expects each of its vessels to be ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

International Environmental Regulations

The United Nations’ International Maritime Organization, or IMO, has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, the International Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex III of MARPOL regulates the transportation of marine pollutants, including standards on packing, marking, labeling, documentation, stowage, quality limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea.

For dry bulk vessels, such as those operated under Oceanaut’s fleet, at present, there is no international oil pollution regime in force that comprehensively governs liability for oil pollution from ship’s bunkers. In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in contracting states caused by discharges of bunker oil from dry bulk vessels. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended, or the 1976 Convention). The Bunker Convention has not yet received sufficient ratifications to come into force. In the meantime, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a ship owners’ intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996, which substantially increases the liability limits set forth in the 1976 London Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, ship owners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or seriously negligent pollution discharges by ships. The directive could result in criminal liability being incurred in circumstances where it would not be incurred under international law as set out in the MARPOL Convention. Criminal liability for an oil pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified on May 18, 2004, and became effective on

May 19, 2005. Annex VI set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Oceanaut expects that its fleet will conform to the Annex VI regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect Oceanaut’s ability to operate its vessels.

The United States, in February 2007, formally proposed a series of amendments to Annex VI. The emission program described in this proposal would dramatically reduce air pollution from ships by establishing a new tier of performance-based standards for marine diesel engines on all vessels and by establishing stringent emission requirements for ships that operate in coastal areas where air-quality problems are acute. On June 28, 2007, the World Shipping Council announced its support for these amendments. If these amendments are implemented, Oceanaut may incur costs to comply.

The United States Environmental Regulations

In the United States, the Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from dry bulk vessels as well as cargo or bunker oil spills from tankers. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, recently amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Prior to this amendment, these provisions of OPA applied only to vessels that carry oil in bulk as cargo. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. OPA had historically limited liability of responsible parties for dry bulk vessels to the greater of $600 per gross ton or $0.5 million per containership that is over 300 gross tons (subject to possible adjustment for inflation). Amendments to OPA which came into effect on July 11, 2006 increased the liability limits for responsible parties for any vessel other than a tanker vessel to $950 per gross ton or $800,000, whichever is greater.

These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

In addition, the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for vessels not carrying hazardous substances as cargo or residue, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

Oceanaut expects to maintain for each of its vessel’s pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic pollution liability incident exceed its insurance coverage, it could have a material adverse effect on Oceanaut’s financial condition and results of operations.

OPA requires owners and operators of all vessels over 300 gross tons, even those that do not carry petroleum or hazardous substances as cargo, to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. In December 1994, the U.S. Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $900 per gross ton, which includes OPA limitation on liability of $600 per gross ton and the CERCLA liability limit of $300 per gross ton for vessels not carrying hazardous substances as cargo or residue. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. The U.S. Coast Guard has indicated that it intends to propose a rule that would increase the required amount of evidence of financial responsibility to reflect the higher limits on liability imposed by the 2006 amendments to OPA as described above. Oceanaut expects it will comply with the requirements of OPA.

Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. Oceanaut believes it will comply with the U.S. Coast Guard self-insurance provisions.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase Oceanaut’s costs of obtaining this insurance as well as the costs of its competitors that also require such coverage.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. Oceanaut intends to comply with all applicable state regulations in the ports where its vessels call.

The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. Pursuant to regulations promulgated by the U.S. Environmental Protection Agency, or the EPA, in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, on March 30, 2005, a U.S. District Court for the Northern District of California granted summary judgment to certain environmental groups and U.S. states that had challenged the EPA regulations, arguing that the EPA exceeded its authority in promulgating them. On September 18, 2006, the U.S. District Court issued an order invalidating the exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date.

Although the EPA appealed this decision on November 16, 2006, the EPA also provided notice on June 21, 2007 of its intention to promulgate rules regarding the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels and solicited public comments. If the exemption is repealed or the EPA promulgates a final rule placing NPDES permitting requirements on ballast water discharges and other discharges incidental to the normal operation of vessels, Oceanaut could be required to: install equipment on its vessels to treat ballast water before it is discharged; implement other port facility disposal arrangements or procedures at potentially substantial cost; and/or otherwise restrict its vessel traffic in U.S. waters. The installation, operation and upkeep of these systems would increase the costs of operating in the United States and other jurisdictions where similar requirements might be adopted.

Greenhouse Gas Emissions

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to warming of the Earth’s atmosphere. According to the IMO’s study of greenhouse gas emissions from the global shipping fleet, greenhouse gas emissions from ships are predicted to rise by 38 to 72 percent due to increased bunker fuel consumption by 2020 if corrective measures are not implemented. Any passage of climate control legislation or other regulatory initiatives by the IMO or individual countries where Oceanaut operates that restrict emissions of greenhouse gases could require Oceanaut to make significant financial expenditures Oceanaut cannot predict with certainty at this time.

Other Environmental Initiatives

The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

Although the United States is not a party thereto, many countries have ratified and currently follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the 1969 Convention. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment that became effective in November 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately $6.75 million plus approximately $944.7 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $134.4 million. As the 1969 Convention calculates liability in terms of basket currencies, these figures are based on currency exchange rates on January 23, 2007. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner’s actual fault; under the 1992 Protocol, a ship owner cannot limit liability where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the 1969 Convention has not been adopted, including the United States, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. Oceanaut believes that its protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect on July 1, 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems (“AIS”), to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Oceanaut’s vessels will be in compliance with the various security measures addressed by the MTSA, SOLAS and the ISPS Code. Oceanaut does not believe these additional requirements will have a material financial impact on its operations.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Oceanaut’s vessels are expected to be classed with a classification society that is a member of the International Association of Classification Societies.

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Oceanaut’s vessels are expected to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel. The following table sets forth information regarding the next scheduled drydock for the existing vessels in the fleet and the estimated cost for each next scheduled drydock.

Vessel	Next Scheduled Dry Dock	Estimated Cost

ACHILLES II	January 19, 2009	$750,000-$900,000
IRIS II	September 16, 2009	$750,000-$900,000
MEDI CEBU	September 28, 2010	$700,000-$850,000
THREE STARS	June 7, 2010	$750,000-$900,000

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on its financial condition and results of operations.

At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. Oceanaut’s vessels are expected to be certified as being “in class” by a classification society that is a member of the International Association of Classification Societies.

Risk of Loss And Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While Oceanaut believes that its expected insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that it will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

Oceanaut expects to obtain marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of its vessels. The vessels will each be covered up to at least fair market value, with deductibles in amounts of approximately $100,000.

Oceanaut will arrange, as necessary, increased value insurance for its vessels. With the increased value insurance, in case of total loss of the vessel, Oceanaut will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable in full by the hull and machinery policies by reason of under insurance. Oceanaut expects to maintain loss of hire insurance for certain of its vessels. Loss of hire insurance covers business interruptions that result in the loss of use of a vessel.

Protection and Indemnity Insurance

Protection and indemnity insurance is expected to be provided by mutual protection and indemnity associations, or P&I Associations, which will cover Oceanaut’s third-party liabilities in connection with its shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations.

Oceanaut’s protection and indemnity insurance coverage for pollution is expected to be $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each of Oceanaut’s vessels will be entered with P&I Associations of the International Group. Under the International Group reinsurance program, each P&I club in the International Group is responsible for the first $7.0 million of every claim. In every claim the amount in excess of $7.0 million and up to $50.0 million is shared by the clubs under a pooling agreement. In every claim the amount in excess of $50.0 million is reinsured by the International Group under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $3.0 billion of coverage. Claims which exceed this amount are pooled by way of “overspill” calls. As a member of a P&I Association, which is a member of the International Group, Oceanaut will be subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group. The P&I Associations’ policy year commences on February 20th. Calls are levied by means of Estimated Total Premiums (ETP) and the amount of the final installment of the ETP varies according to the actual total premium ultimately required by the club for a particular policy year. Members have a liability to pay supplementary calls which might be levied by the board of directors of the club if the ETP is insufficient to cover amounts paid out by the club.

Legal Proceedings

Oceanaut is not currently a party to any material lawsuit that, if adversely determined, would have a material adverse effect on its financial position, results of operations or liquidity.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of Oceanaut’s shares.

DIVIDEND POLICY

Based on the assumptions and the other matters set forth below and subject to the matters set forth under “Risk Factors,” after consummation of the vessel acquisition, Oceanaut intends to pay a base quarterly dividend of at least $0.28 per share, or $1.12 per share per year, payable with respect to the fourth quarter of 2008 and quarterly thereafter to the holders of Oceanaut common stock. There can be no assurance, however, that Oceanaut will pay regular quarterly dividends in the future.

Oceanaut intends to distribute a portion of its cash flow to its shareholders, while retaining cash flow for reinvestment in its business. Retained cash flow may be used to fund vessel or fleet acquisitions, make debt repayments and for other purposes, as determined by Oceanaut’s management and board of directors. Oceanaut’s dividend policy reflects its judgment that by reinvesting cash flow in its business, it will be able to provide value to its shareholders by enhancing its long-term dividend paying capacity. Oceanaut’s objectives are to increase distributable cash flow per share through acquisitions of additional vessels beyond its initial fleet of four vessels. Oceanaut cannot assure you that it will be successful in achieving these objectives.

Excel and our current directors and officers have agreed that 5,578,125 of their shares of common stock acquired prior to Oceanaut’s initial public offering will become subordinated shares after the vessel acquisition. The terms of the subordinated shares are intended to provide added assurance that Oceanaut will be able to pay regular quarterly dividends on its common stock other than the subordinated shares equal to its base dividend of $0.28 per share. In general, during the subordination period, Oceanaut will pay quarterly dividends on its common stock, including the subordinated shares, from its operating surplus (as defined in this proxy statement) in the following manner:

first, 100% to all shares of common stock other than the subordinated shares, pro rata, until each such outstanding share of common stock has been paid an amount equal to the applicable base dividend for that quarter;

second, 100% to all shares of common stock other than the subordinated shares, pro rata, until they have received any unpaid arrearages in the base dividend for prior quarters during the subordination period;

third, 100% to all subordinated shares, pro rata, until each outstanding share of common stock has been paid an amount equal to the applicable dividend for that quarter;

after that, 100% to all shares of common stock, including the subordinated shares, pro rata.

Notwithstanding the foregoing, subordinated shares will not be entitled to receive dividends prior to those paid with respect to the second quarter of 2010. If Excel transfers or disposes of any subordinated shares during the subordination period, the transferee shall remain subject to the same subordination provisions pursuant to the terms of the Subordination Agreement.

The declaration and payment of any dividend is subject at all times to the discretion of Oceanaut’s board of directors and will depend on, among other things, its earnings, financial condition and anticipated cash requirements and availability, additional acquisitions of vessels, restrictions under its credit facility, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, required capital and drydocking expenditures, reserves established by its board of directors, increased or unanticipated expenses, a change in its dividend policy, additional borrowings or future issuances of securities and other factors, many of which will be beyond its control.

Oceanaut cannot assure you that its future dividends will be distributed in the frequency set forth in this proxy statement, or that its estimate of cash available for distribution or its estimated future dividends for its initial and subsequent distribution periods will in fact be equal to the amount set forth above or elsewhere in this proxy statement. Its ability to pay dividends may be limited by the amount of cash it can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to its profitability and assumes that Oceanaut does not make any vessel acquisitions beyond those set forth in this proxy statement. Oceanaut is a holding company, and Oceanaut will depend on the ability of its subsidiaries to distribute funds to Oceanaut in order to satisfy its financial obligations and to pay dividend payments. Further, its board of directors may elect to not distribute any dividends or may significantly reduce the dividends Oceanaut projects in this proxy statement. As a result, the amount of dividends actually paid, if any, may vary from the amount currently estimated and such variations may be material. Please see “Risk factors” for a discussion of the risks associated with its ability to pay dividends.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

Oceanaut believes that, under current U.S. federal income tax law, some portion of the distributions you receive from Oceanaut will constitute dividends and, if you are an individual that is a citizen or resident of the United States and that meets certain holding period and other requirements, such dividends will be taxable as “qualified dividend income” (subject to a maximum 15% U.S. federal income tax rate through 2010). Please see “Material U.S. Federal Income Tax Consequences-Tax Consequences of Holding Common Shares and Warrants-U.S. holders-Taxation of dividends paid on common shares” for information regarding the eligibility requirements for “qualified dividend income” and for a discussion of proposed legislation that, if enacted, would prevent dividends paid by Oceanaut from constituting qualified dividend income.

STATEMENT OF FORECASTED RESULTS OF OPERATIONS AND CASH AVAILABLE FOR
DIVIDENDS, RESERVES AND EXTRAORDINARY EXPENSES

All of the information set forth below is for illustrative purposes only. The underlying assumptions may prove to be incorrect. Actual results will almost certainly differ, and the variations may be material. The information set forth below has not been prepared in accordance with United States GAAP. Oceanaut may have materially lower revenues, set aside substantial reserves or incur a material amount of extraordinary expenses. You should not assume or conclude that we will pay any dividends in any period.

Oceanaut does not as a matter of course make public projections as to future charter rates, earnings, or other results. However, the management of Oceanaut has prepared the prospective financial information set forth below to present the forecasted cash available for dividends, reserves, and extraordinary expenses during Oceanaut’s first full operating year. These financial forecasts have been prepared by the management of Oceanaut and Oceanaut has not received an opinion or any other form of assurance on them from any independent registered public accounting firm and the forecast has not been prepared in accordance with United States GAAP. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If Oceanaut does not achieve the forecasted results, Oceanaut may not be able to operate profitably, successfully implement its business strategy to expand its fleet or pay dividends to its shareholders in which event the market price of Oceanaut’s common shares may decline materially. This information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement are cautioned not to place undue reliance on the prospective financial information.

You should not rely upon this prospective financial information as necessarily indicative of Oceanaut’s future results and we caution you not to place undue reliance on this forecasted financial information. Neither Oceanaut’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

Based on the assumptions and the other matters set forth in this proxy statement and subject to the matters set forth under “Risk Factors,” after consummation of the vessel acquisition, Oceanaut intends to pay a base quarterly dividend of at least $0.28 per share, or $1.12 per share per year, payable with respect to the fourth quarter of 2008 and quarterly thereafter to the holders of Oceanaut common stock. Excel and our current officers and directors agreed that 5,578,125 of their shares of common stock acquired prior to Oceanaut’s initial public offering will become subordinated shares after the vessel acquisition. The terms of the subordinated shares are intended to provide added assurance that Oceanaut will be able to pay regular quarterly dividends on its common stock other than the subordinated shares equal to its base dividend of $0.28 per share. Notwithstanding the foregoing, subordinated shares will not be entitled to receive dividends prior to those paid with respect to the second quarter of 2010. The declaration and payment of any dividend is subject to the discretion of our and Oceanaut’s boards of directors. The timing and amount of dividend payments will be in the discretion of Oceanaut’s board of directors and be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders and other factors. Oceanaut’s board of directors may review and amend its dividend policy from time to time in light of its plans for future growth and other factors.

Oceanaut intends to source the aforesaid dividend payments from Oceanaut’s revenues from vessel operations. Oceanaut has prepared the forecasted financial information to present the cash that it expects to have available by the end of the first year following the consummation of the vessel acquisition, which is referred to herein as Oceanaut’s first full operating year, for:

•	dividends;

•	expenses and reserves for vessel upgrades, repairs and drydocking;

•	further vessel acquisitions;

•	principal payments on the new credit facilities;

•	reserves required by lenders under Oceanaut’s loan agreements; and

•	reserves as Oceanaut’s board of directors may from time to time determine are required for contingent and other liabilities and general corporate purposes.

Oceanaut calls these items “dividends, reserves and extraordinary expenses.”

The actual results achieved during Oceanaut’s first full operating year will vary from those set forth in the forecasted financial information, and those variations may be material. In addition, investors should not assume that the forecasted available cash for Oceanaut’s first full operating year may be extrapolated to any other period. As disclosed in the section entitled, “Risk Factors,” Oceanaut’s business and operations are subject to substantial risks which increase the uncertainty inherent in the forecasted financial information. Many of the factors disclosed in the section entitled, “Risk Factors” could cause actual results to differ materially from those expressed in the forecasted financial information. The forecasted financial information assumes the successful implementation of Oceanaut’s business strategy. No assurance can be given that Oceanaut’s business strategy will be effective or that the benefits of Oceanaut’s business strategy will be realized during its first full operating year, if ever.

The forecasted financial information should be read together with the information contained in the section entitled, “Risk Factors,” “Management’s Discussion and Analysis of Financial Conditions and Results of Operations for Oceanaut,” and Oceanaut’s financial statements.

The following table contains information based on assumptions regarding the fleet and the charter rates earned by the vessels during the first full calendar year of Oceanaut’s operations. As of the date of this proxy statement, all of the vessels in the fleet are committed under time charter agreements.

Under the charter parties, the vessel owner is responsible for paying operating costs. The charterers, in addition to the daily charter hire, are generally responsible for the cost of all fuels with respect to the vessels (with certain exceptions, including during off-hire periods), port charges, costs related to towage, pilotage, mooring expenses at loading and discharging facilities and certain operating expenses. The charterers are not obligated to pay the applicable vessel owner charterhire for off-hire days, which include days a vessel is out-of-service due to, among other things, repairs or drydockings. Under the time charter agreements, the vessel owner is generally required, among other things, to keep the related vessels seaworthy, to crew and maintain the vessels and to comply with applicable regulations. The vessel owners are also required to maintain protection and indemnity, hull and machinery, war risk and oil pollution insurance coverage.

The charter rates provided in the following table are based on these charters. However there can be no assurance that each of Oceanaut’s charterers will fully perform under the respective charters or that Oceanaut will actually receive the amounts anticipated. As a result, there can be no assurance that the vessels in the fleet will earn daily charter rates during Oceanaut’s first full calendar year of operations that are equal to those provided in the table below.

	Charter Rate
Vessel	($ per Day)

Three Stars	$60,000	(1)
Achilles II	$62,122	(2)
Iris II	$45,035	(3)
Medi Cebu	$42,000	(4)

(1)	The daily average charter hire rate under the time charter party for the M/V THREE STARS during calendar year 2009 is expected to be $60,000, assuming delivery on December 10.

(2)	The daily charter hire rate under the time charter party for the M/V ACHILLES II is $90,000 for the first 120 days on hire, $65,000 for the next 365 days on hire, $34,000 for the next 210 days on hire and $60,000 for the next 65 days on hire; $62,122 represents the expected average charter rate during calendar year 2009, assuming delivery on November 10.

(3)	The daily charter hire rate under the time charter party for the M/V IRIS II is $50,000 until February 28, 2009, $44,000 for the next 365 days on hire, $42,000 for the next 365 days on hire, $39,500 for the next 365 days on hire and $34,500 for the next 365 days on hire; $45,035 represents the expected average charter rate during calendar year 2009, assuming delivery on November 10.

(4)	The daily average charter hire rate under the time charter party for the M/V MEDI CEBU during calendar year 2009 is expected to be $42,000, assuming delivery on December 10.

We expect that Oceanaut’s expenses during the first full calendar year of operations will consist of:

•	Interest expense on Oceanaut’s credit facilities. Oceanaut has assumed that:

We expect to drawdown up to the maximum principal amount of $196 million available under our loan to partially fund the acquisition of the vessels. Upon fulfillment of all conditions precedent under the credit facility agreement, the amounts available under the credit facility can be drawn in up to four tranches until December 30, 2008, after which any amounts not drawn down shall be automatically cancelled. The amounts drawn down under the credit facility shall be repaid in 40 consecutive quarterly installments for a total amount of $152 million plus one balloon payment of $44 million payable together with the 40th installment, with a final maturity date of ten years from the date of initial borrowing;

For presentation purposes, LIBOR is expected to be on average at 3.85%; and

Our loan is expected to be effective as of the initial closing date, and bear interest at LIBOR plus an initial margin of 1.65% per annum until the third anniversary of the initial borrowing date and thereafter a subsequent margin in an amount as negotiated between the lenders and us.

Based on these assumptions, Oceanaut will have gross interest expense of approximately $9.9 million on the loan facility.

•	General and administrative expenses including directors’ fees, office rent, travel, communications, insurance, legal, auditing and investor relations, professional expenses, which Oceanaut expects will equal $2 million.

•	Operating expenses include the daily costs of running and maintaining the vessels (estimated at $4,400 per vessel per day) and technical management fees (at $18,000 per vessel per month).

Oceanaut does not expect to incur ordinary cash expenses other than those listed above, which Oceanaut calls its ordinary cash expenses. Oceanaut may, however, have unanticipated extraordinary cash expenses, which could include major vessel repairs and drydocking costs that are not covered by its management agreements, vessel upgrades or modifications that are required by new laws or regulations, other capital improvements, costs of claims and related litigation expenses or contingent liabilities.

Oceanaut will generate all of its revenue in U.S. dollars but Oceanaut will incur certain vessel operating and general and administrative expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, which would result in a decrease in Oceanaut’s net income.

The table below sets forth the amount of cash that would be available during the first full calendar year of operations to Oceanaut for dividends, reserves and extraordinary expenses in the aggregate based on the assumptions listed below. This amount is an estimate, as revenues and expenses may change in the future.

Oceanaut’s assumptions for the first full calendar year of operations include the following:

•	The aggregate purchase price of the vessels in the fleet is $352 million.

•	Oceanaut will borrow $196 million under its credit facility.

•	Estimated average vessel operating expenses for the initial fleet of $4,992 per vessel per calendar day which includes management fees, and commissions for all of the vessels payable to Oceanaut’s manager.

•	Oceanaut will calculate depreciation on the vessels on the straight-line method over the estimated useful life of each vessel, after taking into account its estimated residual value, from date of acquisition. Each vessel’s useful life is estimated as 25 years from the date originally delivered from the shipyard. Amortization comprises costs associated with drydocking of Oceanaut’s vessels. Oceanaut will capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis.

•	Scheduled drydocking and special surveys will occur for the Achilles II and the Iris II and will cost in total approximately $1.6 million. In addition, Oceanaut will build a reserve to accumulate funds for the forthcoming drydocking of the remaining two vessels. These estimates are based on historical costs that similar vessels have incurred in ship yards for similar types of maintenance.

•	Oceanaut’s first full calendar year of operations consists of 365 days and each of the vessels in the fleet will be owned by Oceanaut for 365 days.

•	Each of the vessels in the fleet upon delivery to Oceanaut will earn charter revenue as per the table above and Oceanaut’s charterers will timely pay charter hire when due.

•	Oceanaut will not receive any insurance proceeds or other income, except from interest income on its cash balance, which is assumed to accrue at an average rate of 2.5% per annum.

•	Oceanaut will not purchase or sell any vessels and none of the vessels will suffer a total loss or constructive total loss or suffer any reduced hire or unscheduled off-hire time.

•	Oceanaut will have no other cash expenses or liabilities other than its estimated ordinary cash expenses.

•	Oceanaut will qualify for the exemption available under Section 883 under the Code and will therefore not pay any U.S. federal income taxes.

•	Oceanaut will not incur any additional indebtedness.

Other than management fees, interest expenses on Oceanaut’s credit facilities and directors’ fees, which will be fixed for Oceanaut’s first full calendar year of operations, none of Oceanaut’s fees or expenses are fixed.

Unaudited Statement of Forecasted Results of Operations and Cash Available for
Dividends, Reserves and Extraordinary Expenses during
Oceanaut’s First Full Calendar Year

		With
	Assuming no	Conversion of
	Stock	5,624,999
	Conversion	Shares
	(In thousands U.S. Dollars)

Gross Revenue	$73,367.8	$73,367.8
Less: Commissions	(3,668.4)	(3,668.4)

Net Revenue	69,699.4	69,699.4
Less: Operating expenses(1)	(7,288.0)	(7,288.00)
Less: General and administrative expenses	(2,000.0)	(2,000.0)
Less: Amortisation of dry docking expenses(2)	(476.9)	(476.9)
Less: Depreciation and amortization	(13,852.6)	(13,852.6)
Less: Amortization of Deferred proxy filing costs(3)	(219.9)	(219.9)
Less: Amortization of Deferred debt finance upfront fee(4)	(215.5)	(215.5)
Less: Net interest expense(5)	(9,578.7)	(9,564.9)
Less: Dividends to Series A Preference shares outstanding(6)(7)	(915.0)	(3,782.0)

Net Income	$35,152.6	$32,299.5

Adjustments to reconcile net income to Estimated EBITDA:
Add: Dry docking expenses	476.9	476.9
Add: Depreciation and amortization	13,852.6	13,852.6
Add: Amortization of Deferred proxy filing costs	219.9	219.9
Add: Amortization of Deferred debt finance upfront fee	215.5	215.5
Add: Net interest expense	9,578.7	9,564.9
Add: Dividends to Series A Preference shares outstanding	915.0	3,782.0

ESTIMATED EBITDA(8)	$60,411.4	$60,411.4

Adjustments to reconcile estimated EBITDA to estimated cash available for distribution:
Less: Net interest expense	(9,578.7)	(9,564.9)
Less: Dividends to Series A Preferred shares outstanding	(915.0)	(3,782.0)
Less: Dry docking expenses and reserves	(2,347.4)	(2,347.4)
Less: Debt amortization	(26,000.0)	(26,000.0)
Plus: Beginning unrestricted cash balance(9)	1,404.4	1,957.9

Forecasted Available Cash for Distribution	$22,974.6	$20,675.0

Less: Dividends to publicly held common shares outstanding(10)(11)	(21,262.5)	(14,962.5)

Ending Unrestricted Cash Balance	$1,712.1	$5,712.5

Restricted Cash(12)	10,000.0	10,000.0

Total Ending Cash Balance Including Restricted Cash	$11,712.1	$15,712.5

(1)	Operating expenses include the daily costs of running and maintaining the vessels (estimated at $4,400 per vessel per day) and technical management fees (at $18,000 per vessel per month).

(2)	To record the amortization over a period of two and one-half years of the estimated capitalised dry docking costs assumed to be incurred in 2009, on the assumption that Achilles II and Iris II are delivered upon initial closing and their drydocking cost is $0.8 million (Jan 2009) and $0.8 million (Sep 2009) respectively.

(3)	To record the payment of various estimated fees and expenses for legal and financial advisory services associated with structuring the proposed transaction and preparing and filing this proxy statement for the acquisition of the initial fleet. These fees will be capitalised on the Balance Sheet and amortized over future periods. This amount includes $1,250,000 for legal fees, $355,000 for marketing costs and sundry fees, $65,000 for proxy expenses and $30,000 for audit fees. These costs have been amortized using the effective interest rate implied in the terms of the credit facility.

(4)	To record the receipt of proceeds from debt financing taken in USD from HSH & Commerzbank. The purpose of this debt is to finance the acquisition of the intial fleet; Oceanaut will pay to the lenders an upfront fee of 85 bps on the facility amount. Pursuant to the covenants under this credit facility Oceanaut will be required to maintain $10 million as a cash reserve. These costs have been amortised using the effective interest rate implied in the terms of the credit facility.

(5)	Represents payment of interest equal to LIBOR plus 165 bps on the average balance of the $196 million credit facility to be drawn from HSH & Commerzbank, net of interest income on cash and restricted cash balances at 2.5% per annum. LIBOR is assumed to be 3.85% on average.

(6)	Represents payment of dividend equal to 3-month LIBOR plus 225 bps on $15m Series A Preferred Stock issued to Excel Maritime Carriers Inc. (tranche 1) to finance a portion of the aggregate purchase price for the acquisition of the initial fleet of vessels.

(7)	Represents payment of dividend equal to 3-month LIBOR plus 225 bps on $47m Series A Preferred Stock issued to Excel Maritime Carriers Inc. (tranche 2) to finance the balance of the aggregate purchase price of the vessels to the extent that funds in the trust account are used to pay for up to 5,624,999 shares held by public shareholders that exercise their conversion rights..

(8)	EBITDA represents net income before dry docking expenses, interest, taxes, depreciation and amortization. EBITDA is not a recognized measure under U.S. GAAP, but is a measure that management believes is highly correlated to cash and useful for the purpose of reconciling expected cash earnings to cash available for distribution. Additionally, EBITDA will be used as a supplemental financing measure by management and by external users of our financial statements, such as investors. Due to the expectation that Oceanaut’s anticipated capitalization will include approximately 41% debt, management believes that EBITDA is useful to shareholders as a way to evaluate Oceanaut’s ability to service its debt, meet working capital requirements and undertake capital expenditures. EBITDA should not be considered an alternative to net income, operating income, cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented above may not be comparable to similarly titled measures of other companies.

(9)	Does not include $10 million of cash balance that Oceanaut will be required to maintain as a cash reserve pursuant to the covenants under its credit facility, but assumes Oceanaut has drawn down the remaining $1 million of cash that can be distributed from the Trust Account in order to cover its working capital requirements in accordance with the terms described in the IPO prospectus. The beginning unrestricted cash balance assumes that (i) no Oceanaut shareholders exercise their conversion rights in connection with the vessel acquisition, (ii) Oceanaut receives $15 million in cash proceeds from the issue of 1,500 Series A Preferred shares to Excel Maritime Carriers Inc., (iii) Oceanaut has approximately $160 million cash available in the Trust Account to fund working capital requirements and the acquisition of vessels, (iv) Oceanaut draws down $196 million under its term credit facility, (v) Oceanaut pays approximately $7.9 million in transaction related expenses in connection with the vessel acquisition (includes the deferred underwriting fee from Oceanaut’s IPO), (vi) Oceanaut pays $352 million to acquire its initial fleet of vessels. Based on these assumptions, the beginning unrestricted cash balance is calculated as follows:

Cash — balance before adjustments (June 30, 2008)	$288.1	288.1
Cash — released funds previously held in trust (working capital)	1,000.0	1,000.0
Cash — proceeds from issue of Series A Preferred shares	15,000.0	62,000.0
Cash — released funds previously held in trust (initial fleet)	158,982.3	158,982.3
Cash — drawdown of debt finance	186,000.0	186,000.0
Cash — issue costs of debt finance	(1,666.0)	(1,666.0)
Cash — payment for fees associated with filing the proxy	(1,700.0)	(1,700.0)
Cash — payment of deferred underwriting fees	(4,500.0)	(4,500.0)
Cash — payment to acquire initial fleet of vessels	(352,000.0)	(352,000.0)
Cash — payment to convert IPO units to cash (stock conversion)	0.0	(46,446.5)

Beginning unrestricted cash balance	$1,404.4	1,957.9

Restricted cash balance	10,000.0	10,000.0

Cash and cash equivalents — subtotal & restricted cash balance as per pro-forma Balance Sheet	$11,404.4	11,957.9

(10)	Oceanaut cannot assure you that it will have available cash in the amounts presented above or at all, or that the lenders under its credit facility will not place restrictions on the payment of dividends.

(11)	Represents a total of 18,984,375 shares including 18,750,000 shares that were purchased in Oceanaut’s initial public offering and 234,375 founding shares which are to be multiplied by the aggregate per share expected dividend of $1.12. It does not include dividends on 5,578,125 subordinated shares for which their holders have agreed to waive dividends for the first 6 operating quarters of the company (post consummation of this business combination) which comprise 1,125,000 shares that were purchased in Oceanaut’s private placement and 4,453,125 founding shares. If 5,624,999 shares are converted (and cancelled), then the total number of shares ranking for dividend will be 13,359,376.

(12)	Pursuant to the covenants under its credit facility, Oceanaut will be required to maintain $10 million as a cash reserve.

Neither our independent registered public accounting firm, nor any other independent registered public accounting firm have compiled, examined or performed any procedures with respect to the future dividend amount contained herein, nor have they expressed any opinion or given any other form of assurance on such information or its achievability, and they assume no responsibility for such future dividend amount. Our independent registered public accounting firm’s reports included in this proxy statement relate to historical financial information of Oceanaut. Those reports do not extend to the future dividend amount contained in this section and should not be read to do so.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Prior Share Issuances

Excel Maritime Carriers Ltd. (NYSE: EXM), our corporate shareholder, agreed, as a condition to the consummation of our initial public offering, to purchase from us, in the private placement, an aggregate of 1,125,000 insider units, at $8.00 per unit, each insider unit consisting of one share of our common stock and one warrant to purchase one share of our common stock at a per-share exercise price of $6.00. Additionally, as part of the private placement, Excel purchased 2,000,000 warrants, at $1.00 per warrant, to purchase an aggregate of 2,000,000 shares of our common stock at a per-share exercise price of $6.00. None of such insider units or insider warrants is transferable or salable until we consummate a business combination, except that Excel may transfer its insider units and insider warrants to another entity that is controlled by Excel, which will be subject to the same transfer restrictions. Further, of the 1,125,000 insider units purchased by Excel as part of the private placement, the shares of common stock underlying 500,000 of such insider units will not participate in any liquidating distribution while the remaining 625,000 of such units will have the same liquidation rights as our public shareholders if we do not consummate a business combination. This allows Excel the benefits associated with finding a target business without subjecting its entire investment to the risk that we may not find a target business. Moreover, none of the shares of common stock underlying all 1,125,000 insider units may exercise conversion rights, which we describe below, and all of such shares must be voted in favor of any proposed business combination. The purchase price of these insider units and insider warrants were added to the proceeds from the initial public offering to be held in the trust account pending the completion of our initial business combination.

Registration Rights

We entered into a Registration Rights Agreement at the time of our initial public offering with Excel and its affiliates with respect to (i) 4,687,500 shares of common stock issued prior to our initial public offering, (ii) the founding warrants and the 3,000,000 underlying shares of common stock, (iii) the insider warrants and the 2,000,000 underlying shares of common stock and (iv) the securities included in the 1,125,000 insider units entitling the holders thereof to certain registration rights. The holders of these shares and their transferees are each entitled to make up to three demands that we register shares of common stock and warrants owned by them. However, the holders of these shares are not entitled to more than three such demands in the aggregate. The holders of the majority of these shares can elect to exercise these registration rights at any time after the date on which the shares are released from escrow or, in the case of the founding warrants and the underlying common stock, after such founding warrants become exercisable by their terms and in the case of the securities underlying the insider units, after the completion of our initial business combination. In addition, these holders have certain “piggy-back” registration rights on registration statements filed subsequent to such date. We will bear the expenses incurred in connection with any such registration statements other than underwriting discounts or commissions for shares not sold by us.

Post-Business Combination Related Party Transactions

The Commercial Management Agreement

Oceanaut has entered into a Commercial Management Agreement with Excel Maritime Carriers, as commercial manager for all vessels to be owned by all of Oceanaut’s subsidiaries. Gabriel Panayotides, Stamatis Molaris, Eleftherios Papatrifon and George Agadakis are each a director and/or officer of Excel.

Under the terms of the Commercial Management Agreement, Excel will provide commercial management services to Oceanaut’s subsidiaries, which include, among other things, seeking and negotiating employment for the vessels owned by the subsidiaries in accordance with the guidelines set forth in the Commercial Management Agreement, for which Excel is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. Since the vessels being purchased are currently subject to time charters, Excel will be entitled to such commissions once the current time charters expire and Excel seeks and negotiates new employment for the vessels. The Commercial Management Agreement is for a term of three years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

The Technical Management Agreement

Oceanaut has entered into a Technical Management Agreement with Maryville Maritime Inc., or Maryville, as technical manager of all vessels to be owned by all of Oceanaut’s subsidiaries. Maryville is a wholly-owned subsidiary of, and provides technical management services to, Excel, a principal shareholder of Oceanaut. Gabriel Panayotides, Stamatis Molaris, Eleftherios Papatrifon and George Agadakis are each a director and/or officer of Excel, and Mr. Agadakis is also the general manager of Maryville.

Under the terms of the Technical Management Agreement, Maryville will perform certain duties that will include general administrative and support services necessary for the operation and employment of all vessels to be owned by all subsidiaries of Oceanaut, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to Oceanaut’s instructions, sale and purchase of vessels, for which Maryville is entitled to receive a monthly fee of $18,000 per vessel, which fee may be increased annually by an amount equal to the percentage change in the CPI-U published by the United States Department of Labor from time to time. The Technical Management Agreement is for a term of three years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

As contemplated by the prospectus relating to our initial public offering, prior to engaging Maryville, which is an affiliate of Excel, and Excel, we obtained bids for the technical and commercial management of the vessels from two unaffiliated, third parties. The third parties that provided bids to us provide technical and commercial management services to other shipping companies that are publicly-traded in the United States financial markets. These bids were considered by our board of directors, which ultimately decided to retain Maryville and Excel mainly due to their good reputation in the marketplace and its track record in managing Excel’s vessels. In addition, the fees proposed by Maryville and Excel in their bids was more favorable than the fees proposed by the unaffiliated third parties. The decision to retain Maryville and Excel was approved by Oceanaut’s board of directors, including the unanimous vote of our disinterested, “independent” directors, in accordance with the procedure described in our prospectus.

Right of First Refusal and Corporate Opportunities Agreement

Because of the overlap between Excel and us in terms of business opportunities in the dry bulk sector of the shipping industry after the consummation of our business combination, we have entered into a right of first refusal and corporate opportunities agreement which provides that, commencing on the date of the consummation of our business combination and extending until the fifth anniversary of the date of such agreement, Excel will provide us with a right of first refusal on any of the (a) acquisition, operation, and chartering-in of any dry bulk carrier that is subject to a time or bareboat charter-out having a remaining duration, excluding any extension options, of at least four years, or a qualifying contract, and (b) sale or other disposition of any dry bulk carrier owned or chartered-in by Excel and that is subject to a qualifying contract, subject to certain permitted exceptions as outlined in the Right of First Refusal and Corporate Opportunities Agreement attached hereto as Annex K.

Decisions by us to release Excel to pursue any specific business opportunity that is subject to our right of first refusal will be made by a majority of our independent (i.e., disinterested) directors.

Although we have entered into the business opportunity right of first refusal agreement, we are permitted to, and will, consider suitable opportunities outside the parameters of our agreement with Excel. We have entered into this agreement primarily to provide (i) greater certainty to the process by which we manage any potential conflicts of interest and (ii) each of our and Excel’s management with guidelines to permit each of them to fully and properly discharge their respective duties to each of us and Excel, where implicated.

Subordination Agreement

Oceanaut, Excel and our current directors and officers have entered into a Share Subordination Agreement pursuant to which Excel and our current directors and officers have agreed that 5,578,125 of their shares of common stock acquired prior to Oceanaut’s initial public offering will become subordinated shares after the vessel acquisition. During the subordination period, Oceanaut will pay quarterly dividends on its common stock, including the subordinated shares, from its operating surplus (as defined in this proxy statement) in the following manner:

first, 100% to all shares of common stock other than the subordinated shares, pro rata, until each such outstanding share of common stock has been paid an amount equal to the applicable base dividend for that quarter;

second, 100% to all shares of common stock other than the subordinated shares, pro rata, until they have received any unpaid arrearages in the base dividend for prior quarters during the subordination period;

third, 100% to all subordinated shares, pro rata, until each outstanding share of common stock has been paid an amount equal to the applicable dividend for that quarter;

after that, 100% to all shares of common stock, including the subordinated shares, pro rata.

Notwithstanding the foregoing, subordinated shares will not be entitled to receive dividends prior to those paid with respect to the second quarter of 2010. If Excel transfers or disposes any subordinated shares during the subordination period, the transferee shall remain subject to the same subordination provisions pursuant to the terms of the Subordination Agreement.

The subordination period will extend until the earlier to occur of (i) the first day after the quarter ending September 30, 2013, provided that Oceanaut has paid a dividend in the amount at least equal to the base quarterly dividend of at least $0.28 per share on all shares of Oceanaut common stock, including the subordinated shares, for the immediately preceding four-quarter period, and (ii) the day immediately preceding the occurrence of a change of control.

Notwithstanding the foregoing, the subordination period will end on the first day after the quarter ending March 31, 2011 if the above test is met and the quarterly base dividend increases by 30% to $0.365 on all shares of common stock, including the subordinated shares.

Series A Preferred Stock Financing

Oceanaut has agreed to sell up to $62 million in shares of its Series A preferred stock to Excel Maritime Carriers Ltd., of which $15 million shall be used to finance a portion of the aggregate purchase price of the vessels, and up to $47 million of which shall be used to fund the balance of the aggregate purchase price of the vessels, to the extent that funds in the trust account are used to pay public shareholders that exercise their conversion rights.

In accordance with its amended and restated articles of incorporation, Oceanaut’s board of directors will establish and issue shares of the Series A preferred stock which will have the following terms:

Ranking.  The Series A preferred stock will rank senior to the common stock and any class of equity securities issued by Oceanaut which do not by their terms expressly provide that they are senior to the Series A preferred stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up of Oceanaut.

Dividends.  Cash dividends on shares of the Series A preferred stock are payable when and as authorized by the board of directors of Oceanaut, and will be equal to three-month LIBOR plus a spread of 2.25% per annum of the original issue price of $10,000 per share, payable quarterly on the last day of each fiscal quarter or at such other times as the board of directors shall determine.

Liquidation Preference.  In the event of a liquidation of Oceanaut’s assets, the holders of shares of the Series A preferred stock will be entitled to receive, prior and in preference to any distribution of the proceeds of the liquidation to holders of common stock (or any junior series of preferred shares) by reason of their ownership thereof, an amount per share equal to the sum of the original issue price of $10,000 per share plus accrued but unpaid dividends on such shares.

Redemption.  All shares of Series A preferred stock will be mandatorily redeemable by Oceanaut on the third anniversary of the date of the initial closing of the vessel acquisition or, if earlier, upon a change of control (as defined below), in each case, at a cash redemption price of $10,000 per share plus all accrued and unpaid dividends to the redemption date, provided that Oceanaut and Excel may agree in writing that Oceanaut redeem all or part of the shares of Series A preferred stock for shares of Oceanaut’s common stock determined by dividing the amount that would otherwise be paid in cash by the fair market value of the common stock. Oceanaut will also be required to redeem shares of Series A preferred stock from time to time in part upon receipt of cash proceeds from the exercise of any warrants presently existing or hereinafter issued by Oceanaut, provided that Oceanaut and Excel may agree in writing that Oceanaut redeem all or part of the shares of Series A preferred stock for shares of Oceanaut’s common stock determined by dividing the amount that would otherwise be paid in cash by the fair market value of the common stock. Shares of the Series A preferred stock will otherwise be redeemable in whole or in part at the option of Oceanaut at a cash redemption price of $10,000 per share plus all accrued and unpaid dividends to the redemption date. “Change of control” means the occurrence of any of the following:

(A) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the company’s assets, properties or business;

(B) the adoption by Oceanaut’s board of directors of a plan of liquidation of the company;

(C) the consummation of any transaction, or a series of related transactions (including, without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) other than Excel becomes the beneficial owner, directly or indirectly, of more than 3,684,375 (as adjusted for stock splits, stock dividends or similar events) of Oceanaut’s shares of any class or series entitled to vote generally in the election of directors, measured by voting power rather than number of shares, and such number of shares held exceeds the voting power of Excel;

(D) if, at any time, Oceanaut becomes insolvent, admits in writing its inability to pay its debts as they become due, commits an act of bankruptcy, is adjudged or declared bankrupt or makes an assignment for the benefit of creditors, a proposal or similar action under the bankruptcy, insolvency or other similar laws of the Marshall Islands or any applicable jurisdiction or commences or consents to proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction;

(E) a change in directors after which a majority of the members of the board of directors are not, as of any date of determination, (1) the members of the board of directors immediately after the completion of Oceanaut’s initial business combination; or (2) members who have been nominated for election or elected to the board of directors with the approval of a majority of the directors then in office who were either directors immediately after the completion of the business combination or whose nomination or election was previously so approved; or

(F) the consolidation of the company with, or the merger or consolidation of Oceanaut with or into, any “person,” or the consolidation of any “person” with, or the merger or consolidation of any “person” with or into, Oceanaut, in any such event pursuant to a transaction in which any of the outstanding common shares are converted into or exchanged for cash, securities or other property or receive a payment of cash, securities or other property, other than any such transaction where the company’s voting stock outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee “person” constituting at least a majority of the outstanding shares of such voting stock of such surviving or transferee “person” immediately after giving effect to such issuance.

Non-Voting.  Except as required by law, the holders of shares of Series A preferred stock have no voting rights.

Not Convertible.  The Series A preferred stock is not convertible into common stock.

Guarantee by Excel of Oceanaut’s Obligations With Respect to the M/V MEDI CEBU

In the event that we are unable to satisfy certain conditions under the MOA for the M/V MEDI CEBU, Excel has agreed to acquire that vessel for $72.5 million. As security for the performance of this obligation, Excel has to provide the seller of the M/V MEDI CEBU a bank guarantee in the amount of $7,250,000, which guarantee will remain in place until either we are able to satisfy our obligations under the governing MOA or Excel replaces such guarantee with $7,250,000 (equivalent to the 10% standard deposit for vessel purchases).

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of the record date by:

•	Each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	Each of our officers and directors; and

•	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Amount
	and Nature		Percentage of
	of		Outstanding
	Beneficial		Common
Name and Address of Beneficial Owner(1)(2)	Ownership(2)		Stock

Excel Maritime Carriers Ltd.(3)	4,640,625	(9)	18.9%
QVT Finance LP(4)	3,454,685	(10)	14.1%
QVT Finance GP LLC(4)	3,454,685	(10)	14.1%
Satellite Asset Management, L.P.(5)	2,617,982	(11)	10.7%
Satellite Fund Management, LLC(5)	2,617,982	(11)	10.7%
Fir Tree, Inc.(6)	1,960,000	(12)	8.0%
Sapling LLC(6)	1,880,438	(12)	7.7%
Andrew Weiss(7)	1,860,400	(13)	7.6%
QVT Associates GP LLC(4)	1,658,143	(10)	6.8%
QVT Overseas Ltd.(4)	1,479,950	(10)	6.0%
Weiss Asset Management, LLC(7)	1,365,412	(13)	5.6%
Millenco LLC(8)	1,352,222	(14)	5.5%
Satellite Overseas Fund, Ltd.(5)	1,264,575	(11)	5.1%
Gabriel Panayotides	351,562	(15)	1.4%
Eleftherios (Lefteris) A. Papatrifon	234,375	(16)	1.0%
George Agadakis	234,375	(17)	1.0%
Ismini Panayotides	117,188	(18)	*
Jesper Jarlbaek	0		*
Kevin G. Oates	0		*
Yannis Tsamourgelis	0		*
All directors and executive officers as a group (8 individuals)	937,500	(19)	3.8%

*	less than one (1%) percent.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Excel Maritime Carriers Ltd., 17th Km National Road Athens-Lamia & Finikos Street, 145 64 Nea Kifisia, Athens, Greece.

(2)	Pursuant to the rules established under the Securities Exchange Act of 1934, as amended, the foregoing parties may be deemed to be a “group,” as defined in Section 13(d) of such Act, by virtue of their affiliation with Excel Maritime Carriers Ltd.

(3)	Argon S.A. is the record owner of 5,032,520 Class A common shares of Excel pursuant to a trust, whose beneficiary is Starling Trading Co. Ms. Ismini Panayotides, the daughter of our Chairman and our current Vice President of Project Development, is the sole shareholder of Starling Trading Co. Ms. Panayotides has no power of voting or disposition of these shares and, with Mr. Panayotides, disclaims beneficial ownership of these shares. Kostas Katavatis has sole voting and dispositive control over the shares of Starling Trading Co. In addition, Ms. Mary Panayotides, the spouse of our Chairman, has sole voting and dispositive control over the shares of Boston Industries S.A., the record owner of approximately 39.5% of Excel’s outstanding shares of common stock (including both Class A and Class B). Mr. Panayotides disclaims beneficial ownership of these shares.

(4)	The business address of such shareholder is 1177 Avenue of the Americas, 9th Floor, New York, New York 10036.

(5)	The business address of such shareholder is 623 Fifth Avenue, 19th Floor, New York, New York 10022.

(6)	The business address of such shareholder is 505 Fifth Avenue, 23rd Floor, New York, New York, 10017.

(7)	The business address of such shareholder is 29 Commonwealth Ave., Boston, Massachusetts 02116.

(8)	The business address of such shareholder is 666 Fifth Avenue, New York, New York 10103.

(9)	This amount excludes shares of common stock underlying warrants that are not currently exercisable and will not be exercisable prior to the consummation of the vessel acquisition. If such warrants were currently exercisable, the amount would be 8,890,625 and the percentage of outstanding common stock would be 36.2%.

(10)	Based on a Schedule 13D/A filed on May 22, 2008 with the SEC jointly by the following parties and indicating shared voting and dispositive power: QVT Financial LP (“QVT Financial”), QVT Financial GP LLC (“QVT Financial LLC”), QVT Overseas Ltd. (“QVT Overseas”), QVT Associates GP LLC (“QVT Associates”) and QVT Fund LP (“QVT Fund”). QVT Associates is the general partner of QVT Fund and several other funds (collectively, the “Funds”). QVT Financial LLC is the general partner of QVT Financial. QVT Financial acts as the investment manager for QVT Fund, the Funds and QVT Overseas. QVT Financial is also the investment manager for other entities, including a separate discretionary account managed for its client (the “Separate Account”). QVT Financial has the power to direct the vote and disposition of the shares of our common stock held by QVT Fund, each of the Funds, QVT Overseas and the Separate Account. QVT Overseas beneficially owns 1,479,950 shares of our common stock, the Funds together beneficially own an aggregate amount of 1,658,143 shares of our common stock and the Separate Account holds 316,592 shares of our common stock. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 3,454,685 shares of our common stock, consisting of the shares owned by QVT Overseas and each of the Funds and the shares held in the Separate Account. QVT Financial LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of our common stock reported by QVT Financial. QVT Associates, as General Partner of each of the Funds, may be deemed to be the beneficial owner of an aggregate amount of 1,658,143 shares of our common stock, consisting of the shares owned by the Funds. Daniel Gold, Lars Bader, Nicholas Brumm, Arthur Chu and Tracy Fu, are managing members of QVT Financial LLC and QVT Associates, and may be deemed to beneficially own the same number of shares of our common stock reported by QVT Financial, QVT Financial LLC and QVT Associates. Messrs. Gold, Woods and Pilgrim are directors of QVT Overseas and may be deemed to beneficially own the same number of shares of our common stock reported by QVT Overseas. In addition, QVT Overseas., QVT Associates, certain of the Funds own, and the Separate Account holds, an aggregate amount of 5,104,503 common stock purchase warrants. Each such warrant entitles the holder to purchase one share of our common stock at a price of $6.00 and become exercisable on the later of the our completion of a business combination or March 1, 2008.

(11)	Based on a Schedule 13G/A filed on March 18, 2008 with the SEC jointly by the following parties and indicating shared voting and dispositive power: (i) Satellite Fund II, L.P., Satellite Fund IV, L.P. (together, the “Delaware Funds”) over which Satellite Advisors, L.L.C. (“Satellite Advisors”) has discretionary trading authority, as general partner, and (ii) Satellite Overseas Fund, Ltd., The Apogee Fund Ltd., Satellite Overseas Fund V, Ltd., Satellite Overseas Fund VI, Ltd., Satellite Overseas Fund VII, Ltd., Satellite Overseas Fund VIII, Ltd. and Satellite Overseas Fund IX, Ltd. (collectively, the “Offshore Funds” and together with the Delaware Funds, the “Satellite Funds”) over which Satellite Asset Management, L.P. (“Satellite Asset Management”) has discretionary investment trading authority. The general partner of Satellite Asset Management is Satellite Fund Management, L.P. (“Satellite Fund Management”). Satellite Fund Management and Satellite Advisors each share the same Executive Committee, composed of Lief Rosenblatt, Gabriel Nechamkin and Mark Sonnino that make investment decisions on behalf of the Satellite Funds and investment decisions made by such Executive Committee, when necessary, are made through approval of a majority of the Executive Committee members.

(12)	Based on a Schedule 13G/A filed on February 14, 2008 with the SEC jointly by the following parties and indicating shared voting and dispositive power: Sapling, LLC (“Sapling”), Fir Tree Capital Opportunity Master Fund, L.P. (“Fir Tree Capital”) and Fir Tree, Inc. (“Fir Tree”). Sapling may direct the vote and disposition of 1,880,438 shares of our common stock, while Fir Tree Capital may direct the vote and disposition of 79,562 shares of our common stock. Fir Tree, as the investment manager of each of Sapling and Fir Tree Capital, has been granted investment discretion over the shares of common stock held by Sapling and Fir Tree Capital. Accordingly, Fir Tree may be deemed to be the beneficial owner of an aggregate amount of 1,960,000 shares of our common stock as of the date hereof, consisting of the shares owned by Sapling and Fir Tree Capital. Jeffrey D. Tannenbaum and Andrew Fredman have voting control for Fir Tree, Sapling and Fir Tree Capital.

(13)	Based on a Schedule 13G/A filed on March 19, 2008 with the SEC jointly by the following parties and indicating shared voting and dispositive power: Weiss Asset Management, LLC (“Weiss Management”), Weiss Capital LLC and Andrew Weiss. Shares reported herein for Weiss Management include shares beneficially owned by a private investment partnership of which Weiss Management is the sole general partner. Shares reported herein for Mr. Weiss represent (i) shares beneficially owned by a private investment partnership of which Weiss Asset Management is the sole general partner and which may be deemed to be controlled by Mr. Weiss, who is the Managing Member of Weiss Management and (ii) shares beneficially owned a private investment corporation of which Mr. Weiss is the Managing Member of the investment manager of that private investment corporation. Accordingly, Mr. Weiss may be deemed to be the beneficial owner of the shares of our common stock beneficially owned by Weiss Management.

(14)	Based on a Schedule 13G filed on April 14, 2008 with the SEC jointly by Millenco LLC, Millennium Management LLC and Israel A. Englander, the foregoing parties share voting and dispositive control over the shares. Based on such Schedule 13G, Mr. Israel Englander is the managing member of Millennium Management LLC, which is the manager of Millenco LLC.

(15)	This amount excludes shares of common stock underlying warrants that are not currently exercisable and will not be exercisable prior to the consummation of the vessel acquisition. If such warrants were currently exercisable, the amount would be 576,562 and the percentage of outstanding common stock would be 2.3%.

(16)	This amount excludes shares of common stock underlying warrants that are not currently exercisable and will not be exercisable prior to the consummation of the vessel acquisition. If such warrants were currently exercisable, the amount would be 384,375 and the percentage of outstanding common stock would be 1.6%.

(17)	This amount excludes shares of common stock underlying warrants that are not currently exercisable and will not be exercisable prior to the consummation of the vessel acquisition. If such warrants were currently exercisable, the amount would be 384,375 and the percentage of outstanding common stock would be 1.6%.

(18)	This amount excludes shares of common stock underlying warrants that are not currently exercisable and will not be exercisable prior to the consummation of the vessel acquisition. If such warrants were currently exercisable, the amount would be 192,188 and the percentage of outstanding common stock would be less than one (1%) percent.

(19)	This amount excludes shares of common stock underlying warrants that are not currently exercisable and will not be exercisable prior to the consummation of the vessel acquisition. If such warrants were currently exercisable, the amount would be 1,537,500 and the percentage of outstanding common stock would be 6.3%.

Escrow of Shares Held by Founding Shareholders

Our founding shareholders, including Excel and its affiliates, have deposited their shares of common stock into an escrow account maintained by Continental Stock Transfer & Trust Company, as escrow agent, to be held in escrow until the first anniversary of the consummation of Oceanaut’s business combination.

During the escrow period, the holders of these shares will not be able to sell or transfer their securities except, in the case of natural persons, to their spouses and children or trusts established for their benefit or otherwise as provided in the stock escrow agreement, but will retain all other rights as our shareholders, including, without limitation, the right to vote their shares of common stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow. If we are unable to effect a business combination and liquidate, none of our founding shareholders will receive any portion of the liquidation proceeds with respect to common stock owned by them prior to the our initial public offering, except with respect to 625,000 of the 1,125,000 shares of common of stock underlying the insider units purchased by Excel.

PRICE RANGE OF SECURITIES

Oceanaut

Oceanaut common stock, warrants and units are currently quoted on the American Stock Exchange under the symbols “OKN,” “OKN.WS” and “OKN.U,” respectively. The closing prices of the common stock, warrants, and units, on August 22, 2008, the last trading day before the announcement of the execution of the MOAs, were $7.99 per share, $0.77 per warrant and $8.69 per unit, respectively. Each unit of Oceanaut consists of one share of common stock and one warrant. The warrants became separable from the common stock on April 4, 2007. Each warrant entitles the holder to purchase from Oceanaut one share of common stock at an exercise price of $6.00 commencing on the later of the completion of an initial business combination) or March 6, 2008. The warrants will expire at 5:00 p.m., New York City time, on March 6, 2012, or earlier upon redemption. Prior to March 6, 2007, there was no established public trading market for Oceanaut’s common stock, warrants or units.

The following table sets forth, for the calendar quarter indicated, the quarterly high and low sales prices of Oceanaut’s common stock, warrants and units as reported on the American Stock Exchange:

	Common Stock		Warrants		Units
Quarter Ended	High	Low	High	Low	High	Low

September 30, 2007	$8.05	$7.51	$1.59	$1.02	$9.60	$8.55
December 31, 2007	$8.75	$7.77	$2.52	$1.36	$11.20	$9.26
March 31, 2008	$8.12	$7.61	$1.70	$0.30	$9.40	$7.96
June 30, 2008	$7.97	$7.67	$1.30	$0.50	$9.07	$8.16

Holders

As of September 5, 2008, there were two holders of record of our units, seven holders of record of our common stock and two holders of record of our warrants. The units (and the shares of common stock included in the units) issued in our initial public offering were available initially only in book-entry form and are currently represented by one or more global certificates, which were deposited with, or on behalf of, DTC and registered in its name or in the name of its nominee. Accordingly, all of the public shares are held in “street name.”

DESCRIPTION OF SECURITIES

General

Oceanaut is currently authorized to issue 80,000,000 shares of common stock, par value $.0001, and 1,000,000 shares of preferred stock, par value $.0001. As of the record date, 24,562,500 shares of common stock are outstanding, held by seven record holders. No shares of preferred stock are currently outstanding.

Units

Each unit consists of one share of common stock and one warrant, which started trading separately as of April 4, 2007. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $6.00 per share.

Common Stock

Our shareholders are entitled to one vote for each share held of record on all matters to be voted on by shareholders. In connection with the vote required for any business combination, all of our founding shareholders, including all of our officers and directors, have agreed to vote: (i) all of the shares of common stock they acquired prior to the private placement in the same way as the majority of the shares of common stock voted by the public shareholders with respect to the vessel acquisition proposal and (ii) any shares of common stock they may acquire in the future in favor of the vessel acquisition proposal. Additionally, our founding shareholders, officers and directors will vote all of their shares in any manner they determine, in their sole discretion, with respect to any other items that come before a vote of our shareholders.

We will proceed with the business combination only if a majority of the shares of common stock voted by the public shareholders are voted in favor of the business combination and public shareholders owning less than 29.9% of the shares sold in our initial public offering exercise their conversion rights discussed below.

Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

If we are forced to liquidate our trust account because we have not consummated a business combination within the required time periods, our public shareholders and Excel with respect to 625,000 of the 1,125,000 shares included in the insider units are entitled to share ratably in the trust fund, inclusive of any interest not previously released to us to fund working capital requirements, and net of any income taxes due on such interest, which income taxes, if any, shall be paid from the trust account, as part of any plan of dissolution and liquidation, and any net assets remaining available for distribution to them after payment of liabilities. If we do not complete an initial business combination and the trustee must distribute the balance of the trust account, the underwriters have agreed that: (i) they will forfeit any rights or claims to their deferred underwriting discounts and commissions, including any accrued interest thereon, then in the trust account, and (ii) the deferred underwriters’ discounts and commission will be distributed on a pro rata basis among the public shareholders, together with any accrued interest thereon and net of income taxes payable on such interest. The founding shareholders have agreed to waive their respective rights to participate in any liquidation distribution occurring upon our failure to consummate a business combination, but only with respect to those shares of common stock acquired by them prior to our initial public offering and the private placement, except with respect to 625,000 of the 1,125,000 shares included in the insider units and any shares of common stock acquired in connection with or following the initial public offering, and have also agreed to vote their shares of common stock in favor of any plan of dissolution and liquidation which we would submit to the vote of our shareholders.

Our shareholders have no redemption, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock, except that public shareholders have the right to have their shares of common stock converted for cash equal to their pro rata share of the trust fund if they vote against the business combination and the business combination is approved and completed. Public shareholders who redeem their stock into their share of the trust fund still have the right to exercise the warrants that they received as part of the units, which they have not previously sold.

Preferred Stock

Our articles of incorporation authorizes the issuance of 1,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock, although the underwriting agreement prohibits us, prior to a business combination, from issuing preferred stock which participates in any manner in the proceeds of the trust fund, or which votes as a class with the common stock on a business combination. We may issue some or all of the preferred stock to effect a business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Series A Preferred Stock

Oceanaut has agreed to sell up to $62 million in shares of its Series A preferred stock to Excel Maritime Carriers Ltd., of which $15 million shall be used to finance a portion of the aggregate purchase price of the vessels, and up to $47 million of which shall be used to fund the balance of the aggregate purchase price of the vessels, to the extent that funds in the trust account are used to pay public shareholders that exercise their conversion rights.

In accordance with its amended and restated articles of incorporation, Oceanaut’s board of directors will establish and issue shares of the Series A preferred stock which will have the following terms:

Ranking.  The Series A preferred stock will rank senior to the common stock and any class of equity securities issued by Oceanaut which do not by their terms expressly provide that they are senior to the Series A preferred stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up of Oceanaut.

Dividends.  Cash dividends on shares of the Series A preferred stock are payable when and as authorized by the board of directors of Oceanaut, and will be equal to three-month LIBOR plus a spread of 2.25% per annum of the original issue price of $10,000 per share, payable quarterly on the last day of each fiscal quarter or at such other times as the board of directors shall determine.

Liquidation Preference.  In the event of a liquidation of Oceanaut’s assets, the holders of shares of the Series A preferred stock will be entitled to receive, prior and in preference to any distribution of the proceeds of the liquidation to holders of common stock (or any junior series of preferred shares) by reason of their ownership thereof, an amount per share equal to the sum of the original issue price of $10,000 per share plus accrued but unpaid dividends on such shares.

Redemption.  All shares of Series A preferred stock will be mandatorily redeemable by Oceanaut on the third anniversary of the date of the initial closing of the vessel acquisition or, if earlier, upon a change of control (as defined below), in each case, at a cash redemption price of $10,000 per share plus all accrued and unpaid dividends to the redemption date, provided that Oceanaut and Excel may agree in writing that Oceanaut redeem all or part of the shares of Series A preferred stock for shares of Oceanaut’s common stock determined by dividing the amount that would otherwise be paid in cash by the fair market value of the common stock. Oceanaut will also be required to redeem shares of Series A preferred stock from time to time in part upon receipt of cash proceeds from the exercise of any warrants presently existing or hereinafter issued by Oceanaut, provided that Oceanaut and Excel may agree in writing that Oceanaut redeem all or part of the shares of Series A preferred stock for shares of Oceanaut’s common stock determined by dividing the amount that would otherwise be paid in cash by the fair market value of the common stock. Shares of the Series A preferred stock will otherwise be redeemable in whole or in part at the option of Oceanaut at a cash redemption price of $10,000 per share plus all accrued and unpaid dividends to the redemption date. “Change of control” means the occurrence of any of the following:

(A) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the company’s assets, properties or business;

(B) the adoption by Oceanaut’s board of directors of a plan of liquidation of the company;

(C) the consummation of any transaction, or a series of related transactions (including, without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) other than Excel becomes the beneficial owner, directly or indirectly, of more than 3,684,375 (as adjusted for stock splits, stock dividends or similar events) of Oceanaut’s shares of any class or series entitled to vote generally in the election of directors, measured by voting power rather than number of shares, and such number of shares held exceeds the voting power of Excel;

(D) if, at any time, Oceanaut becomes insolvent, admits in writing its inability to pay its debts as they become due, commits an act of bankruptcy, is adjudged or declared bankrupt or makes an assignment for the benefit of creditors, a proposal or similar action under the bankruptcy, insolvency or other similar laws of the Marshall Islands or any applicable jurisdiction or commences or consents to proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction;

(E) a change in directors after which a majority of the members of the board of directors are not, as of any date of determination, (1) the members of the board of directors immediately after the completion of Oceanaut’s initial business combination; or (2) members who have been nominated for election or elected to the board of directors with the approval of a majority of the directors then in office who were either directors immediately after the completion of the business combination or whose nomination or election was previously so approved; or

(F) the consolidation of the company with, or the merger or consolidation of Oceanaut with or into, any “person,” or the consolidation of any “person” with, or the merger or consolidation of any “person” with or into, Oceanaut, in any such event pursuant to a transaction in which any of the outstanding common shares are converted into or exchanged for cash, securities or other property or receive a payment of cash, securities or other property, other than any such transaction where the company’s voting stock outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee “person” constituting at least a majority of the outstanding shares of such voting stock of such surviving or transferee “person” immediately after giving effect to such issuance.

Non-Voting.  Except as required by law, the holders of shares of Series A preferred stock have no voting rights.

Not Convertible.  The Series A preferred stock is not convertible into common stock.

Warrants

Each of the 18,750,000 warrants issued in the initial public offering and the warrants included in the insider units entitles the registered holder to purchase one share of our common stock at a price of $6.00 per share, subject to adjustment as discussed below, at any time commencing on the later of:

•	the completion of a business combination; or

•	one year from the date of our prospectus.

The warrants will expire on the fifth anniversary of the date of our prospectus at 5:00 p.m., New York City time.

We may call the warrants for redemption

•	in whole and not in part;

•	at a price of $.01 per warrant at any time after the warrants become exercisable;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•	if, and only if, the reported last sale price of the common stock equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.

In addition, we may not call the warrants for redemption unless the shares of common stock underlying the warrants purchased as part of the units in this public offering are covered by an effective registration statement and a current prospectus from the date of the call notice through the date fixed for redemption.

We have established these criteria to provide warrant holders with a reasonable premium to the initial warrant exercise price as well as a reasonable cushion against a negative market reaction, if any, to our redemption call. If the foregoing conditions are satisfied and we call the warrants for redemption, each warrant holder shall then be entitled to exercise his or her warrant prior to the date scheduled for redemption, however, there can be no assurance that the price of the common stock will exceed the call trigger price or the warrant exercise price after the redemption call is made.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their exercise price.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No warrants will be exercisable and we will not be obligated to issue shares of common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

Insider Warrants

As part of the private placement, we issued to Excel 2,000,000 insider warrants, at $1.00 per warrant, to purchase an aggregate of 2,000,000 shares of our common stock at a per-share exercise price of $6.00. The terms of the insider warrants are identical to the terms of the warrants included in the units offered in our initial public offering, except as set forth below. The insider warrants may be exercised on a cashless basis (while the warrants included in the units offered in the initial public offering may not be exercised on a cashless basis) and will be non-redeemable so long as such insider warrants are being held by Excel or its affiliates. Exercises on a cashless basis enable the holder to convert the value in the warrant (the fair market value of the common stock minus the exercise price of the warrant) into shares of common stock. We will establish the “value” to be converted into shares of our common stock upon exercise of the warrants on a cashless basis and provide such information in the notice of exercise. The “value” will be determined using the average reported last sale price of the common stock for the 10 trading days ending on the third business day prior to the notice of exercise by warrant holders. The insider warrants cannot be sold or transferred until we complete a business combination. In addition, commencing on the date such warrants becomes exercisable, the insider warrant and the underlying common stock are entitled to registration rights under an agreement signed on the date of our prospectus.

Founding Warrants

We currently have 3,000,000 founding warrants issued and outstanding. The founding warrants were issued to our founding shareholders in connection with the 4,687,500 shares of common stock purchased by Excel and certain of our officers and directors for $25,000 in cash, at a purchase price of $0.005333 per share. Each founding warrant entitles the registered holder to purchase one share of our common stock at a price of $7.00 per share, subject to adjustment as discussed below, at any time after:

•	90 days following the completion of our initial business combination; and

•	the last sales price of our common stock exceeds $11.00 per share for any 20 trading days within a 30 trading day period beginning 90 days after the completion of our initial business combination.

The founding warrants may be exercised on a cashless basis and will be non-redeemable so long as such founding warrants are held by the founding shareholders or their affiliates. Exercises on a cashless basis enable the holder to convert the value in the warrant (the fair market value of the common stock minus the exercise price of the warrant) into shares of common stock. We will establish the “value” to be converted into shares of our common stock upon exercise of the warrants on a cashless basis and provide such information in the notice of exercise. The “value” will be determined using the average reported last sale price of the common stock for the 10 trading days ending on the third business day prior to the notice of exercise by warrant holders. The founding warrants cannot be sold or transferred until we complete a business combination, subject to certain limited exceptions, such as transfers to family members and trusts for estate planning purposes and upon death and Excel may transfer its founding warrants only to another entity that is controlled by Excel which will be subject to the same transfer restrictions. In addition, commencing on the date such warrants become exercisable, the founding warrants and the underlying common stock are entitled to registration rights under an agreement signed on the date of our prospectus. If we do not complete a business combination that meets the criteria described in our prospectus, then the founding warrants will expire worthless.

Dividends

Declaration and payment of any dividend is subject to the discretion of Oceanaut’s board of directors. The time and amount of dividends will be dependent upon Oceanaut’s financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in its debt instruments, and industry trends, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The BCA generally prohibits the payment of dividends other than from paid-in capital in excess of par value and Oceanaut’s earnings or while Oceanaut is insolvent or would be rendered insolvent on paying the dividend. In the discussion below, the fourth quarter dividend of $0.28 per share is referred to as the “base quarterly dividend”. If Oceanaut pays an amount in excess of the base quarterly dividend during the subordination period, it will be paid equally on each all of the shares of common stock, including the subordinated shares.

All dividends paid to shareholders will be treated as either a dividend from operating surplus or a liquidating dividend. Until the subordination period has been concluded, Oceanaut’s board of directors will treat all dividends as coming from operating surplus until the sum of all dividends paid since the closing of the vessel acquisition equals the amount of operating surplus as of the most recent date of determination. Oceanaut’s undistributed operating surplus at any point in time will be its operating surplus accumulated since the initial closing of the vessel acquisition less all dividends from operating surplus paid since the initial closing of the vessel acquisition. Oceanaut will treat dividends paid from any amount in excess of its operating surplus as liquidating dividends.

Excel and our current directors and officers have agreed that 5,578,125 of their shares of common stock acquired prior to Oceanaut’s initial public offering will become subordinated shares after the vessel acquisition. The terms of the subordinated shares are intended to provide added assurance that Oceanaut will be able to pay regular quarterly dividends on its common stock other than the subordinated shares equal to its base dividend of $0.28 per share. In general, during the subordination period, Oceanaut will pay quarterly dividends on its common stock, including the subordinated shares, from its operating surplus (as defined in this proxy statement) in the following manner:

first, 100% to all shares of common stock other than the subordinated shares, pro rata, until each such outstanding share of common stock has been paid an amount equal to the applicable base dividend for that quarter;

second, 100% to all shares of common stock other than the subordinated shares, pro rata, until they have received any unpaid arrearages in the base dividend for prior quarters during the subordination period;

third, 100% to all subordinated shares, pro rata, until each outstanding share of common stock has been paid an amount equal to the applicable dividend for that quarter;

after that, 100% to all shares of common stock, including the subordinated shares, pro rata.

Notwithstanding the foregoing, subordinated shares will not be entitled to receive dividends prior to those paid with respect to the second quarter of 2010. If Excel transfers or disposes any subordinated shares during the subordination period, the transferee shall remain subject to the same subordination provisions pursuant to the terms of the Subordination Agreement.

The subordinated shares will not be entitled to any arrearages. Liquidating dividends will be paid equally to each share of common stock. Oceanaut does not expect to pay liquidating dividends.

Operating Surplus.  Operating surplus generally means:

•	$20.0 million; plus

•	all of our cash receipts (including the proportionate share of cash receipts of certain subsidiaries which are not wholly-owned) since the initial closing of the vessel acquisition, excluding cash receipts from (1) borrowings, (2) sales of equity and debt securities, (3) capital contributions, (4) corporate reorganizations or restructurings, (5) the termination of interest rate swap agreements, (6) sales or other dispositions of vessels and (7) sales or other dispositions of other assets other than in the normal course of business; plus

•	interest paid on debt incurred and cash dividends paid on equity securities issued by Oceanaut, in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset such as vessels (other than our contracted fleet) during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•	interest paid on debt incurred and cash dividends paid on Oceanaut’s equity securities issued by Oceanaut, in each case, to pay the construction period interest on debt incurred, or to pay construction period dividends on Oceanaut’s equity issued, to finance the construction projects described in the immediately preceding bullet; less

•	all of Oceanaut’s cash expenditures after the completion of the vessel acquisition, including, but not limited to operating expenses, interest payments and taxes, but not (1) the repayment of borrowings, (2) the repurchase of debt and equity securities, (3) interest rate swap termination costs, (4) expenses and taxes related to borrowings, sales of equity and debt securities, capital contributions, corporate reorganizations or restructurings, the termination of interest rate swap agreements, sales or other dispositions of vessels, and sales or dispositions of other assets other than in the normal course of business, (5) capital expenditures (6) expenses, costs and liabilities related to the merger and (6) payment of dividends; less

•	cash capital expenditures incurred after the completion of the vessel acquisition to maintain Oceanaut’s vessels and other assets, replacement of equipment on the vessels, repairs and similar expenditures, but excluding capital expenditures related to drydocking and capital expenditures for or related to the acquisition of additional vessels, and including capital expenditures for replacement of a vessel as a result of damage or loss prior to normal retirement, net of any insurance proceeds, warranty payments or similar property not treated as cash receipts for this purpose; less

•	a reserve for the estimated cost of future drydockings; less

•	the amount of cash reserves (including the proportionate share of cash reserves for certain subsidiaries which are not wholly-owned) established by our board of directors for future (1) operating expenditures and (2) maintenance capital expenditures.

The $20.0 million amount in the first bullet point above may be increased by Oceanaut’s board of directors only if the board of directors determines such increase is necessary to allow Oceanaut to pay all or part of the base quarterly dividend on the common shares, as the case may be. The $20.0 million amount cannot be increased in any period in which a dividend on the subordinated shares is paid or is otherwise payable. Expenditures in the fifth bullet point above are referred to as operating expenditures and those in the sixth and seventh bullet points are referred to as maintenance capital expenditures. When the term “interest” is used in the bullet points above, it includes periodic payments made by Oceanaut under interest rate swap agreements.

Once the subordination has been released, we will no longer determine whether a dividend is a dividend is a dividend from operating surplus or a liquidating dividend.

Liquidating Dividends.  In general, liquidating dividends will only be generated from:

•	borrowings;

•	sales of debt and equity securities;

•	sales or other dispositions of vessels; and

•	sales or other dispositions of other assets, other than assets sold in the ordinary course of business.

Oceanaut does not expect to pay liquidating dividends.

As described above, Oceanaut’s operating surplus, for determining whether it is paying ordinary dividends or liquidating dividends, does not reflect only cash on hand that is generated from its operations. For example, it includes a provision that will enable Oceanaut to pay, under circumstances described above, a dividend from its operating surplus of up to $20.0 million of cash we receive from non-operating sources, such as asset sales, issuances of securities and borrowings. In addition, the effect of including, as described above, certain dividends on equity securities or interest payments on debt, related to the construction, replacement or improvement of an asset in operating surplus would be to increase our operating surplus by the amount of any such dividends or interest payments. As a result, Oceanaut may also pay dividends from our operating surplus up to the amount of any such dividends or interest payments from cash we receive from non-operating sources.

Common Stock Dividend Arrearages.  In general, to the extent that during the subordination period, shares of common stock do not receive dividends from operating surplus each quarter in an amount at least equal to the base quarterly dividend, a common share arrearage will accrue in the amount of the shortfall. If Oceanaut sells shares of common stock when any common share arrearage exists, the aggregate amount of the common share arrearage shall be deemed increased so that the amount of the arrearage per share of common stock other than the subordinated shares after the sale shall be the same as the arrearage per share before the sale.

Adjustment of Base Dividend.  The base quarterly dividend is subject to downward adjustment in the case of liquidating dividends. The base dividend will be reduced in the same proportion that the liquidating dividend had to the fair market value of the common stock prior to the payment of the dividend. If the common stock is publicly traded on a national securities exchange or market, that price will be the average closing sale price on each of the five trading days before the ex-dividend date. If the shares are not publicly traded, the price will be determined by our board of directors.

In addition to the adjustment for liquidating dividends, if we combine our shares into fewer shares or subdivide our shares into a greater number of shares, we will proportionately adjust the base quarterly dividend.

Subordination Period.  The subordination period will extend until the earlier to occur of (i) the first day after the quarter ending September 30, 2013, provided that Oceanaut has paid a dividend in the amount at least equal to the base quarterly dividend on all shares of Oceanaut common stock, including the subordinated shares, for the immediately preceding four-quarter period, and (ii) the day immediately preceding the occurrence of a change of control.

Notwithstanding the foregoing, the subordination period will end on the first day after the quarter ending March 31, 2011 if the above test is met and the quarterly base dividend increases by 30% to $0.365 on all shares of common stock, including the subordinated shares.

Private Placement

Excel Maritime Carriers Ltd. (NYSE: EXM), our corporate shareholder, agreed, as a condition to the consummation of our initial public offering, to purchase from us, in a private placement that occurred prior to the closing of our initial public offering, an aggregate of 1,125,000 insider units, at $8.00 per unit, each insider unit consisting of one share of our common stock and one warrant to purchase one share of our common stock at a per-share exercise price of $6.00. Additionally, as part of the private placement, Excel agreed to purchase 2,000,000 warrants at $1.00 per warrant, to purchase an aggregate of 2,000,000 shares of our common stock at a per-share exercise price of $6.00. None of such insider units or insider warrants is transferable or salable until we consummate a business combination, except that Excel may transfer its insider units and insider warrants to another entity that is controlled by Excel, which will be subject to the same transfer restrictions. Further, of the 1,125,000 insider units purchased by Excel as part of the private placement, the shares of common stock underlying 500,000 of such insider units will not participate in any liquidating distribution while the remaining 625,000 of such units will have the same liquidation rights as our public shareholders if we do not consummate a business combination. This allows Excel the benefits associated with finding a target business without subjecting its entire investment to the risk that we may not find a target business. Moreover, none of the shares of common stock underlying all 1,125,000 insider units may exercise conversion rights, which we describe below, and all of such shares must be voted in favor of any proposed business combination. The purchase price of these insider units and insider warrants were added to the proceeds from the initial public offering to be held in the trust account pending the completion of our initial business combination.

Transfer Agent and Warrant Agent

The transfer agent for Oceanaut’s securities and warrant agent for Oceanaut’s warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

SHAREHOLDER PROPOSALS

Regardless of whether the vessel acquisition is consummated, the Oceanaut 2008 annual meeting of shareholders will be held on or about December 15, 2008, unless the date is changed by the board of directors. If you are a shareholder and you want to include a proposal in the proxy statement for the 2008 annual meeting, you need to provide it to us by no later than October 15, 2008.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our amended and restated articles of incorporation and by-laws and by the Business Corporation Act of the Republic of the Marshall Islands, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as shareholder “rights” plans. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands, and we can not predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware

Shareholder Meetings
• Held at a time and place as designated in the by-laws	• May be held at such time or place as designated in the certificate of incorporation or the by-laws, or if not so designated, as determined by the board of directors

• May be held within or without the Marshall Islands	• May be held within or without Delaware

• Notice:	• Notice:

•   Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting

•   Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any

• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting	• Written notice shall be given not less than 10 nor more than 60 days before the meeting

Shareholders’ Voting Rights
• Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote	• Shareholders may act by written consent to elect directors

• Any person authorized to vote may authorize another person or persons to act for him by proxy	• Any person authorized to vote may authorize another person or persons to act for him by proxy

•   Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting

•   For stock corporations, certificate of incorporation or by-laws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum

• For non-stock companies, certificate of incorporation or by-laws may specify the number of members to constitute a quorum. In the absence of this, one-third of the members shall constitute a quorum

Marshall Islands	Delaware

• No provision for cumulative voting	• The certificate of incorporation may provide for cumulative voting

Directors
• Board must consist of at least one member	• Board must consist of at least one member

• Number of members can be changed by an amendment to the by-laws, by the shareholders, or by action of the board
•   Number of board members shall be fixed by the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate

• If the board is authorized to change the number of directors, it can only do so by an absolute majority (majority of the entire board)

Shareholders’ Derivative Actions
•   An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law

•   In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law

• Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort

• Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic

• Attorney’s fees may be awarded if the action is successful

•   Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

TAX CONSIDERATIONS

Marshall Islands Tax Considerations

Oceanaut, Inc. is incorporated in the Marshall Islands. Under current Marshall Islands law, Oceanaut is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by Oceanaut to its shareholders.

Material U.S. Federal Income Tax Consequences

The following discussion addresses the U.S. federal income tax consequences relating to the purchase, ownership and disposition of Oceanaut common stock by U.S. Holders that hold such shares. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively. No party has sought or will seek any rulings from the IRS with respect to the U.S. federal income tax consequences discussed below. The discussion below is not in any way binding on the IRS or the courts or in any way constitutes an assurance that the U.S. federal income tax consequences discussed herein will be accepted by the IRS or the courts.

The U.S. federal income tax consequences to a holder of Oceanaut shares may vary depending upon such shareholder’s particular situation or status. This discussion is limited to holders of Oceanaut common stock who hold such shares as capital assets, and it does not address aspects of U.S. federal income taxation that may be relevant to holders of shares who are subject to special treatment under U.S. federal income tax laws, including but not limited to: non-U.S. holders (as defined below); dealers in securities; banks and other financial institutions; insurance companies; tax-exempt organizations, plans or accounts; persons holding their Oceanaut shares as part of a “hedge,” “straddle” or other risk reduction transaction; persons holding their Oceanaut shares through partnerships, trusts or other entities; U.S. persons whose functional currency is not the U.S. dollar; and controlled foreign corporations or passive foreign investment companies, as those terms are defined in the Code. In addition, this discussion does not consider the effects of any applicable foreign, state, local or other tax laws, or estate or gift tax considerations, or the alternative minimum tax.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Oceanaut shares that is, for U.S. federal income tax purposes: a citizen or resident of the United States; a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); an estate the income of which is subject to United States federal income tax regardless of its source; or a trust, if a court within the United States can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust (or the trust was in existence on August 20, 1996, was treated as a U.S. trust on August 19, 1996 and validly elected to continue to be treated as a U.S. trust). Prospective investors may want to consult their own tax advisers as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of Oceanaut shares, including the applicability of us federal, state and local tax laws and non-us tax laws.

For purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, an individual, trust, or corporation that is a beneficial owner of Oceanaut shares, who is not a U.S. Holder.

U.S. Federal Income Taxation of Oceanaut

Taxation of Operating Income: In General

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. Oceanaut is not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax. In the absence of exemption from tax under Section 883, Oceanaut’s gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income From U.S. Federal Income Taxation

In general, the exemption from U.S. federal income taxation under Section 883 of the Code provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, it will not be subject to the net basis and branch profit taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The exemption from U.S. federal income taxation under Section 883 of the Code applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income.

Under Section 883 of the Code, Oceanaut will be exempt from U.S. federal income taxation on its U.S.-source shipping income if:

1. Oceanaut is organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

2. either:

•	more than 50% of the value of Oceanaut’s stock is owned, directly or indirectly, by individuals who are “residents” of Oceanaut’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, which Oceanaut refers to as the “50% Ownership Test,” or

•	Oceanaut’s stock is “primarily and regularly traded on an established securities market” in Oceanaut’s country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States, which Oceanaut refers to as the “Publicly-Traded Test.”

The Republic of the Marshall Islands, the jurisdiction where Oceanaut is incorporated, as well as the Republic of Liberia, the jurisdiction where Oceanaut’s ship-owning subsidiaries will be incorporated, grant an “equivalent exemption” to U.S. corporations. Therefore, Oceanaut will be exempt from U.S. federal income taxation with respect to its U.S.-source shipping income if it satisfies either the 50% Ownership Test or the Publicly-Traded Test. It may be difficult for Oceanaut to satisfy the 50% Ownership Test for each taxable year due to the widely-held ownership of its stock. Oceanaut’s ability to satisfy the Publicly-Traded Test is discussed below.

Liberia, the jurisdiction where certain of our ship-owning subsidiaries are incorporated, has been formally recognized by the IRS as a foreign country that grants an “equivalent exemption” to United States corporations. Liberia was so recognized based on a Diplomatic Exchange of Notes entered into with the United States in 1988. It is not clear whether the IRS will still recognize Liberia as an “equivalent exemption” jurisdiction as a result of the New Act, discussed below, which on its face does not grant the requisite equivalent exemption to United States corporations. If the IRS does not so recognize Liberia as an “equivalent exemption” jurisdiction, we and our Liberian subsidiaries will not qualify for exemption under Code section 883. Assuming, however, that the New Act does not nullify the effectiveness of the Diplomatic Exchange of Notes, the IRS will continue to recognize Liberia as an equivalent exemption jurisdiction and we will be exempt from United States federal income taxation with respect to our U.S. source shipping income if either the 50% Ownership Test or the Publicly Traded Test is met.

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Oceanaut anticipates that its common stock will be “primarily traded” on the American Stock Exchange.

Under the regulations, Oceanaut’s stock will be considered to be “regularly traded” on an established securities market if one or more classes of its stock representing more than 50% of its outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market which Oceanaut refers to as the listing threshold. Since Oceanaut’s common stock, which represents more than 50% of its outstanding shares by vote and value, will be listed on the American Stock Exchange, Oceanaut expects that it will satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. Oceanaut believes it will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as Oceanaut expects to be the case with its common stock, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, Oceanaut’s common stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the outstanding shares of its common stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of its common stock, which Oceanaut refers to as the “5 Percent Override Rule.”

For purposes of being able to determine the persons who own 5% or more of Oceanaut common stock, or “5% Stockholders,” the regulations permit Oceanaut to rely on Schedule 13G and Schedule 13D filings with the U.S. Securities and Exchange Commission, or the “SEC,” to identify persons who have a 5% or more beneficial interest in its common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

Oceanaut does not anticipate that its 5% Stockholders will own 50% or more of its common stock in 2008 (the first year in which it expects to derive shipping income) or in subsequent years. However, if Oceanaut’s 5% Stockholders did own more than 50% of Oceanaut’s common stock, then Oceanaut would be subject to the 5% Override Rule unless it were able to establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are qualified stockholders for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of each class of our stock for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Stockholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there is no guarantee that Oceanaut would be able to satisfy them.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, Oceanaut’s U.S. source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of Oceanaut’s shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on Oceanaut’s shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and Oceanaut’s U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, Oceanaut may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

Oceanaut’s U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	Oceanaut has, or is considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	substantially all of Oceanaut’s U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

Oceanaut does not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of Oceanaut’s shipping operations and other activities, Oceanaut believes that none of its U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether Oceanaut will qualify for exemption under Section 883, Oceanaut will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by Oceanaut will be considered to occur outside of the United States.

United States Federal Income Taxation of U.S. Holders

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by Oceanaut with respect to Oceanaut’s common stock to a U.S. Holder will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of Oceanaut’s current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of Oceanaut’s earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because Oceanaut is not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from Oceanaut. Dividends paid with respect to Oceanaut’s common stock will be treated as “passive category income” or, in the case of certain types of U.S. Holders, as “general category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on Oceanaut common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) would be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (which is anticipated to be the case); (2) Oceanaut is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, is discussed in more detail below); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Legislation has been recently introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. There is no assurance that any dividends paid on Oceanaut common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends not eligible for these preferential rates will be taxable as ordinary income to a U.S. Holder. Based upon its projected income, assets and activities, Oceanaut expects that it will be treated as a passive foreign investment company for the 2007 taxable year. Accordingly, the above-described preferential tax rates would not be available with respect to dividends paid by Oceanaut in 2008.

Special rules may apply to any “extraordinary dividend,” generally, a dividend in an amount which is equal to or in excess of ten percent of a stockholder’s adjusted basis (or fair market value in certain definitive, pre-determined circumstances) in a share of common stock paid by Oceanaut. If Oceanaut pays an “extraordinary dividend” on its common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Stock

Subject to the discussion of passive foreign investment companies below, a U.S. Holder will recognize taxable gain or loss upon a sale, exchange or other disposition of Oceanaut common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. These consequences are discussed in more detail below. In general, Oceanaut will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held Oceanaut common stock, either:

•	at least 75% of Oceanaut’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether Oceanaut is a passive foreign investment company, Oceanaut will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by Oceanaut in connection with the performance of services would not constitute passive income. By contrast, rental income would constitute “passive income” unless Oceanaut was treated under specific rules as deriving its rental income in the active conduct of a trade or business.

Based upon its projected income, assets and activities, Oceanaut expects that it will not be treated for United States federal income tax purposes as a passive foreign investment company for the 2008 taxable year and future years, though it is likely to be so treated for 2006 and 2007. No assurances can be given as to such PFIC status, because such status requires an annual factual determination based upon the composition of Oceanaut’s income and assets for the entire taxable year. Although there is no legal authority directly on point, Oceanaut’s position with respect to future years is based principally on the view that, for purposes of determining whether Oceanaut is a passive foreign investment company, the gross income Oceanaut derives or is deemed to derive from the chartering activities of its wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, Oceanaut intends to take the position that such income does not constitute passive income, and the assets that Oceanaut or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute passive assets for purposes of determining whether Oceanaut is a passive foreign investment company. Oceanaut believes there is substantial analogous legal authority supporting its position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any direct legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with Oceanaut’s position. The IRS or a court could take the position that the income derived by Oceanaut from its chartering activities is properly treated as rental income rather than as services income. This position could be taken if the services provided by Oceanaut were insufficient to support the characterization of its chartering income as services income. If Oceanaut’s income were treated as rental income, then such income would be treated as passive income for purposes of the passive foreign investment company rules. In addition, although Oceanaut intends to conduct its affairs in a manner to avoid being classified as a passive foreign investment company with respect to any future taxable year, Oceanaut cannot assure you that the nature of its operations will not change in the future. The remainder of this summary assumes that Oceanaut will not be treated as a PFIC for 2008 and taxable years thereafter.

U.S. Holders should be aware of certain tax consequences of investing directly or indirectly in Oceanaut common stock. As discussed more fully below, if Oceanaut is treated as a passive foreign investment company for the current taxable year (which treatment is not expected), or for any future year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election Oceanaut refers to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to Oceanaut’s common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of Oceanaut ordinary earnings and Oceanaut’s net capital gain, if any, for Oceanaut’s taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from Oceanaut by the Electing Holder. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of Oceanaut common stock. A U.S. Holder would make a QEF election with respect to any year that Oceanaut is a passive foreign investment company by filing IRS Form 8621 with his U.S. federal income tax return. For any future taxable year which Oceanaut is aware that it is to be treated as a passive foreign investment company, upon request, Oceanaut will provide a U.S. Holder with all necessary information in order to make the QEF election described above. A QEF election will not apply to any taxable year during which Oceanaut is not a PFIC, but will remain in effect with respect to any subsequent taxable year in which Oceanaut becomes a PFIC. Each U.S. Holder is encouraged to consult its own tax adviser with respect to tax consequences of a QEF election with respect to Oceanaut.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if Oceanaut is treated as a passive foreign investment company for any taxable year and, as Oceanaut anticipates, its stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to Oceanaut common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of Oceanaut common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. A mark-to-market election will not apply to Oceanaut common stock held by a U.S. Holder for any taxable year during which it is not a PFIC, but will remain in effect with respect to any subsequent taxable year in which it becomes a PFIC. Each U.S. Holder is encouraged to consult its own tax adviser with respect to the availability and tax consequences of a mark-to-market election with respect to Oceanaut common stock.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if Oceanaut is treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on Oceanaut common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of Oceanaut common stock. If a Non-Electing Holder who is an individual dies while owning Oceanaut common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock. Non-electing U.S. Holders are encouraged to consult their tax advisers regarding the application of the PFIC rules to their specific situation.

A Non-Electing U.S. Holder who wishes to make QEF election for a subsequent year may be able to make a special “purging election” pursuant to Section 1291(d) of the Code. Pursuant to this election, a Non-Electing U.S. Holder would be treated as selling his or her stock for fair market value on the first day of the taxable year for which the QEF election is made. Any gain on such deemed sale would be subject to tax as discussed above. Non-Electing U.S. Holders are encouraged to consult their tax advisers regarding the availability of a “purging election” as well as other available elections.

If Oceanaut is treated as a PFIC for any taxable year during the holding period of a U.S. Holder (Oceanaut expects that it will not be so treated for taxable years 2008 and thereafter, though it is likely to be so treated for 2006 and 2007), unless the U.S. Holder makes a QEF election for the first taxable year in which he holds the stock and in which Oceanaut is a PFIC, or makes the mark-to-market election, Oceanaut will continue to be treated as a PFIC for all succeeding years during which the U.S. Holder is treated as a direct or indirect U.S. Holder even if Oceanaut is not a PFIC for such years. A U.S. Holder is encouraged to consult his or her tax advisers with respect to any available elections that may be applicable in such a situation, including the “deemed sale” election of code section 1298(b)(1). In addition, U.S. Holders should consult their tax advisers regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain definitive, pre-determined circumstances, fail to comply with applicable certification requirements.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS SHARING AN ADDRESS

Only one copy of this proxy statement is delivered to two or more shareholders who share an address unless Oceanaut or its agent has received contrary instructions from one or more of the shareholders. To request that separate copies of these documents be delivered, shareholders can contact Oceanaut’s transfer agent by mail at: Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004. You may also contact Oceanaut’s transfer agent if you received multiple copes of the proxy statement and would prefer to receive a single copy in the future.

EXPERTS

The financial statements included in this prospectus and in the registration statement have been audited by Rothstein Kass, Roseland, New Jersey, independent registered public accounting firm, to the extent and for the period set forth in their report appearing elsewhere in this proxy statement. The financial statements and the report of Rothstein Kass are included in reliance upon their report given upon the authority of Rothstein Kass as experts in auditing and accounting.

INDUSTRY AND MARKET DATA

The industry-related statistical and graphical information we use in this proxy statement has been compiled by Drewry Shipping Consultants Ltd., or Drewry, from its database. Some of the industry information in this proxy statement is based on estimates or subjective judgments in circumstances where data for actual market transactions either does not exist or is not publicly available, and consequently, Drewry cannot assure us that it reflects actual industry and market experience. Drewry compiles and publishes data for the benefit of its customers. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market. The published information of other maritime data collection experts may differ from the data presented in this proxy statement.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC as required by the Exchange Act. We file these documents electronically with the SEC. You may access information about us at the SEC web site, which contains reports and other information at http://www.sec.gov.

You may obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-1004. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

This proxy statement describes the material elements of our relevant contracts, exhibits and other information. Information and statements contained in this proxy statement are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this proxy statement.

All information contained or incorporated by reference in this proxy statement relating to Oceanaut, the vessel acquisition, the amendment proposal and the adjournment proposal has been supplied by us, and all information contained in this proxy statement relating to the vessels has been supplied by the sellers. Information provided by either Oceanaut or the sellers does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this proxy statement, or if you have questions about the acquisition or the financing, you should contact:

Oceanaut, Inc.
Attn: Eleftherios (Lefteris) Papatrifon
17th Km National Road Athens-Lamia & Finikos Street
145 64 Nea Kifisia, Athens, Greece
+30-210-620-9520

ENFORCEABILITY OF CIVIL LIABILITIES

Oceanaut is a Marshall Islands company and its executive offices are located outside of the United States in Athens, Greece. A majority of Oceanaut’s directors, officers and experts named in this proxy statement reside outside the United States. In addition, a substantial portion of Oceanaut’s assets and the assets of its directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon Oceanaut or any of these persons. You may also have difficulty enforcing, both within and outside the United States, judgments you may obtain in U.S. courts against Oceanaut or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

INDEX TO FINANCIAL STATEMENTS

OCEANAUT, INC.
(a corporation in the development stage)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Oceanaut, Inc.

We have audited the accompanying balance sheets of Oceanaut, Inc. (a corporation in the development stage) (the ”Company”) as of December 31, 2007 and 2006 and the related statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2007, the period from May 3, 2006 (date of inception) to December 31, 2006 and for the period from May 3, 2006 (date of inception) to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oceanaut, Inc. (a corporation in the development stage) as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the year ended December 31, 2007, the period from May 3, 2006 (date of inception) to December 31, 2006 and the period from May 3, 2006 (date of inception) to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 26, 2008

PART I — FINANCIAL INFORMATION

OCEANAUT, INC.
(a corporation in the development stage)

BALANCE SHEETS

	December 31,	December 31,
	2007	2006

ASSETS
Current assets
Cash	$31,364	$134
Prepaid expenses and other current assets	20,344	—

Total current assets	51,708	134

Other assets
Cash held in Trust Account	158,240,002	—
Deferred offering costs	—	198,481
Income tax receivable	952,180	—

Total other assets	159,192,182	198,481

TOTAL ASSETS	$159,243,890	$198,615

LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$276,301	$10,850
Accrued offering costs	—	26,000
Notes payable, shareholder	—	147,650

Total current liabilities	276,301	184,500

Long-term liability, Deferred underwriting fees	4,500,000	—

Common Stock, subject to possible conversion, $.0001 par value, 5,624,999 shares at conversion value of approximately $7.93 per share plus interest of $1,077,643	45,657,642	—

Commitments and contingencies
Shareholders’ Equity
Preferred Stock, $.0001 par value; authorized, 1,000,000 shares; none issued or outstanding	—	—
Common Stock, $.0001 par value, authorized, 80,000,000 shares; 4,687,500 shares issued and outstanding at December 31, 2006, 24,562,500 shares issued and outstanding at December 31, 2007 (including 5,624,999 shares subject to possible redemption)	2,457	469
Additional paid in capital	105,283,426	24,531
Earnings (deficit) accumulated in the development stage	3,524,064	(10,885)

Total Shareholders’ Equity	108,809,947	14,115

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$159,243,890	$198,615

The accompanying notes are an integral part of these financial statements.

OCEANAUT, INC.
(a corporation in the development stage)

STATEMENTS OF OPERATIONS

		May 3, 2006	May 3, 2006
	Year Ended	(Date of Inception) to	(Date of Inception) to
	December 31, 2007	December 31, 2007	December 31, 2006

Revenue	$—	$—	$—
Formation and operating expenses	993,908	1,001,444	7,536

Loss from operations	(993,908)	(1,001,444)	(7,536)

Other income (expense):
Interest income	6,589,695	6,591,546	1,851
Interest expense	(1,122)	(6,322)	(5,200)

Other income, net	6,588,573	6,585,224	(3,349)

Net income (loss) before income taxes	5,594,665	5,583,780	(10,885)
Income Taxes	982,073	982,073	—

Net income (loss) applicable to common shareholders	$4,612,592	$4,601,707	$(10,855)

Net income (loss) per common share (basic)	$0.22	$0.32	$(0.002)

Weighted number of common shares outstanding — basic	21,077,568	14,543,143	4,687,500

Net income (loss) per common share (diluted)	$0.18	$0.26	$(0.002)

Weighted number of common shares outstanding — diluted	26,012,260	17,787,165	4,687,500

Net income per share subject to possible conversion, basic and diluted	$0.23	$0.38	$—

Shares subject to possible conversion	4,638,698	2,784,745	—

The accompanying notes are an integral part of these financial statements.

OCEANAUT, INC.
(a corporation in the development stage)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the period from May 3, 2006 (date of inception) to December 31, 2007 and 2006

				Earnings (Deficit)	Total
	Common		Additional	Accumulated in the	Stockholders’
	Shares	Amount	Paid-in Capital	Development Stage	Equity

Common shares and warrants issued at May 3, 2006	4,687,500	$469	$24,531	$—	$25,000
Net loss				(10,885)	(10,885)

Balances at December 31, 2006	4,687,500	$469	$24,531	$(10,885)	$14,115
Sale of 18,750,000 Units on March 6, 2007 at a price of $8 per unit, net of underwriters’ discount and offering costs (including 5,624,999 shares for possible redemption)	18,750,000	1,875	138,839,007	—	138,840,882
Sale of 1,125,000 Units on March 6, 2007 at a price of $8 per unit in a private placement to insiders	1,125,000	113	8,999,887	—	9,000,000
Common shares subject to possible redemption, 5,624,999 shares	—	—	(44,579,999)	—	(44,579,999)
Proceeds from issuance of insider warrants	—	—	2,000,000	—	2,000,000
Accretion of trust account relating to common stock subject to possible redemption, net of taxes of approximately $320,000	—	—	—	(1,077,643)	(1,077,643)
Net income applicable to common shareholders	—	—	—	4,612,592	4,612,592

Balances, at December 31, 2007	24,562,500	$2,457	$105,283,426	$3,524,064	$108,809,947

The accompanying notes are an integral part of these financial statements.

OCEANAUT, INC.
(a corporation in the development stage)

STATEMENTS OF CASH FLOWS

		May 3, 2006	May 3, 2006
	Year Ended	(date of inception)	(date of inception)
	December 31, 2007	to December 31, 2007	to December 31, 2006

Cash flows from operating activities:
Net income (loss)	$4,612,592	$4,601,707	$(10,885)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(20,344)	(20,344)	—
Income tax receivable	(952,180)	(952,180)	—
Accounts payable and accrued expenses	265,451	276,301	10,850

Net cash provided by (used in) operating activities	3,905,519	3,905,484	(35)

Net cash used in investing activities:
Cash held in Trust Account	(158,240,002)	(158,240,002)	—

Cash flows from financing activities:
Proceeds from notes payable, shareholder	100,000	300,000	200,000
Payments on notes payable, shareholder	(247,650)	(300,000)	(52,350)
Proceeds from issuance of common stock and warrants to initial shareholders	0	25,000	25,000
Proceeds from issuance of warrants in a private placement	2,000,000	2,000,000
Proceeds from issuance of Units in a private placement	9,000,000	9,000,000
Gross proceeds from common stock issued in the Public Offering	150,000,000	150,000,000
Payment for underwriter’s discount and offering costs	(6,486,637)	(6,659,118)	(172,481)

Net cash provided by financing activities	154,365,713	154,365,882	169

Net increase in cash	31,230	31,364	134
Cash at beginning of period	134	0	0

Cash at end of period	$31,364	$31,364	$134

Supplemental disclosure of cash flow information:
Cash paid during the periods for income taxes	$1,934,253	$1,934,253	$—

Supplemental schedule of non-cash financing activities:
Accrual of deferred underwriting fees	$4,500,000	$4,500,000	$—

Accrual of deferred offering costs	$0	0	$26,000

The accompanying notes are an integral part of these financial statements.

OCEANAUT, INC.
(a corporation in the development stage)

Notes to Financial Statements

NOTE A —	DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Oceanaut, Inc. (a corporation in the development stage) was incorporated in the Marshall Islands on May 3, 2006. The Company was formed to acquire, through a merger, capital stock exchange, asset or stock acquisition or other similar business combination, vessels or one or more operating businesses in the shipping industry (“Business Combination”). The Company has neither engaged in any operations nor generated significant revenue to date with the exception of interest income. The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting By Development Stage Enterprises,” and is subject to the risks associated with activities of development stage companies.

The registration statement for the Company’s initial public offering (the “Offering”) (as described in Note C) was declared effective on March 1, 2007. The Company consummated the Offering on March 6, 2007 and, in a private placement (the “Private Placement”) (see Note D) that immediately preceded the Offering (the “Private Placement”), Excel Maritime Carriers Ltd. (“Excel”) purchased 1,125,000 units at $8.00 per unit and 2,000,000 warrants at $1.00 per warrant, for total net proceeds of $11,000,000. The Company received net proceeds of approximately $154,300,000 from the Private Placement and the Offering (excluding $4,500,000 of deferred underwriter fees).

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering and Private Placement, although substantially all of the net proceeds of the Offering and Private Placement are intended to be generally applied toward consummating a Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. Since the closing of the Offering, approximately 95.4% ($153,600,000) of the aggregate gross proceeds from the Offering and the Private Placement, after payment of certain amounts to the underwriters, Offering costs and funding of working capital, is held in a trust account (“Trust Account”). The funds in the Trust Account have been invested in government debt securities having a maturity of 180 days or less or money market funds meeting the conditions specified in Rule 2a-7 under the Investment Company Act of 1940, as amended, and will not be released from the Trust Account until the earlier of (i) the consummation of the Business Combination or (ii) the distribution of the Trust Account as described below. The remaining proceeds may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. As of December 31, 2007, the balance in the Trust Account was approximately $158,240,000, which included approximately $4,600,000 of interest earned net of taxes payable thereon. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal, accounting and due diligence fees and expenses on prospective acquisitions and continuing general and administrative expenses. Additionally, up to an aggregate of $2,000,000 of interest earned on the Trust Account balance may be released to the Company to fund working capital requirements, as well as any amounts necessary to pay the Company’s tax obligations, if any.

The Company will seek shareholder approval before it will effect any Business Combination, even if the Business Combination would not ordinarily require shareholder approval under applicable state law. In connection with the shareholder vote required to approve any Business Combination, the Company’s existing shareholders prior to the Offering have agreed to vote the shares of common stock owned by them immediately before the Offering in accordance with the majority of the shares of common stock voted by the Public Shareholders. “Public Shareholders” is defined as the holders of common stock sold as part of the Units in the Offering or in the aftermarket. The Company will proceed with a Business Combination only if a majority of the shares of common stock voted by the Public Shareholders are voted in favor of the Business Combination and Public Shareholders owning less than 30% of the shares sold in the Offering exercise their conversion rights.

In the event that the Company does not consummate a Business Combination within 18 months from the date of the consummation of the Offering, or 24 months from the consummation of the Offering if certain extension criteria have been satisfied, the proceeds held in the Trust Account will be distributed to the Company’s Public

OCEANAUT, INC.
(a corporation in the development stage)

Notes to Financial Statements — (Continued)

Shareholders, excluding the existing shareholders to the extent of their initial stock holdings and 500,000 shares of common stock included in the units purchased by Excel in the Private Placement.

On October 12, 2007, the Company entered into definitive agreements pursuant to which it had agreed to purchase, for an aggregate purchase price of $700 million in cash, nine dry bulk vessels from companies associated with members of the Restis family. The Company also entered into a separate definitive agreement pursuant to which it had agreed to issue 10,312,500 shares of its common stock, at a purchase price of $8.00 per share, for an aggregate investment of $82,500,000, in a private placement by separate companies associated with members of the Restis family (collectively, the “Definitive Agreements”).

On February 19, 2008, the Company and companies associated with members of the Restis family entered into an agreement to terminate on a mutual basis the Definitive Agreements (the “Termination and Release Agreement”). Under the terms of the Termination and Release Agreement, the parties agreed to release any and all claims they may have against the other, as more fully set forth in such agreement. (See Note F).

NOTE B —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The accompanying financial statements are presented in US dollars in conformity with accounting principles generally accepted in the United States of America and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission.

Development stage company:

The Company complies with the reporting requirements of SFAS No. 7 “Accounting and Reporting by Development Stage Enterprises.”

Deferred offering costs:

The Company complies with the requirements of the SEC’s Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Prior to the Offering, deferred offering costs consist principally of legal and underwriting fees incurred through the balance sheet date that are related to the Proposed Offering.

Net income (loss) per common share:

The Company complies with the accounting and reporting requirements of SFAS No. 128, “Earnings Per Share.” SFAS No. 128 requires dual presentation of basic and diluted income (loss) per common share for all periods presented. Basic income (loss) per common share excludes dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted income (loss) per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that would then share in the income of the Company. For the year ended December 31, 2007 and the period from May 3, 2006 (date of inception) to December 31, 2007 the additional shares from dilutive securities amounted to 4,934,692 and 3,244,022, respectively. No warrants to Purchase common shares were considered in the calculation of diluted loss per share fro the period from May 3, 2006 (date of inception) to December 31, 2006 because of the anti-dilutive impact of the potential common shares, due to the net loss for the period.

The Company’s statements of operations include a presentation of earnings per share for common stock subject to possible conversion in a manner similar to the two-class method of earnings per share in accordance with Emerging Issue Task Force Abstracts, Topic No. D-98 “Classification and Measurement of Redeemable Securities.” Basic and diluted net income per share amounts for the maximum number of shares subject to possible conversion

OCEANAUT, INC.
(a corporation in the development stage)

Notes to Financial Statements — (Continued)

are calculated by dividing the net interest income attributable to common shares subject to conversion ($1,077,643 for the year ended December 31, 2007 and the period from May 3, 2006 (date of inception) to December 31, 2007) by the weighted average number of shares subject to possible conversion.

At December 31, 2007, the Company had outstanding warrants to purchase 24,875,000 shares of common stock.

Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times may exceed the Federal depository insurance coverage. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Geographical risk:

The Company’s operations, if a Business Combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

Financial instruments:

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under SFAS No. 107, “Disclosure About Fair Value of Financial Instruments,” approximates the carrying amounts represented in the accompanying balance sheets.

Income Taxes:

The Company complies with the accounting and reporting requirements of SFAS No. 109, ”Accounting for Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Effective January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board (”FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). There were no unrecognized tax benefits as of December 31, 2007. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2007. The adoption of the provisions of FIN 48 did not have a material impact on the Company’s financial position, results of operations and cash flows as of and for the year ended December 31, 2007.

OCEANAUT, INC.
(a corporation in the development stage)

Notes to Financial Statements — (Continued)

During the year, the Company received mutual fund distributions on the Trust Account, of which $1,934,253 was withheld for US income taxes from the broker holding the Trust Account. For post June 1, 2007 distributions, the Company estimated that 70% of the mutual fund distributions are interest-related and thus exempt from US income taxes. Income taxes for the year ended December 31, 2007 of $982,073 represents 30% of income tax withheld from the non-exempt distributions. The Company has classified the remaining $952,180 as an asset of the accompanying balance sheets which represents a federal tax refund for the excess interest-related distributions withheld from the broker holding the Trust Account.

Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position. The adoption of the provision of FIN 48 did not have a material impact on the Company’s financial position, results of operations and cash flows.

Redeemable Common Stock:

The Company accounts for redeemable common stock in accordance with Emerging Issue Task Force Abstracts, Topic No. D-98 “Classification and Measurement of Redeemable Securities.” Securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. In addition, if the redemption causes a redemption event, the redeemable securities should not be classified outside of permanent equity. As discussed in Note A, the Business Combination will only be consummated if a majority of the shares of common stock voted by the public shareholders are voted in favor of the Business Combination and public shareholders holding less than 30% of common shares sold in the Offering exercise their conversion rights. As further discussed in Note A, if a Business Combination is not consummated by September 6, 2008, or March 6, 2009 if certain extension criteria have been satisfied, the Company will liquidate. Accordingly, 5,624,999 shares have been classified outside of permanent equity at conversion value. The Company recognizes changes in the conversion value immediately as they occur and adjusts the carrying value of the redeemable common stock to equal its conversion value at the end of each reporting period. The per share conversion price was $8.33 at December 31, 2007.

Recently issued accounting standards:

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles (”GAAP”), and expands disclosures about fair value measurements. SFAS No. 157 simplifies and codifies related guidance within GAAP, but does not require any new fair value measurements. The guidance in SFAS No. 157 applies to derivatives and other financial instruments measured at estimated fair value under SFAS No. 133 and related pronouncements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management does not expect the adoption of SFAS No. 157 to have a significant effect on the Company’s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement permits entities to choose to measure many financial instruments at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential impact, if any, of SFAS No. 159 on its condensed financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”) which requires the acquiring entity in a business combination to recognize most identifiable assets acquired, liabilities assumed, noncontrolling interests and goodwill acquired in a business combination at full fair value; establishes the acquisition- date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) is effective for fiscal years beginning after

OCEANAUT, INC.
(a corporation in the development stage)

Notes to Financial Statements — (Continued)

December 15, 2008. As SFAS 141(R) will be applied to business combinations occurring after the effective date, management does not believe that adoption of this standard will have any impact on the Company’s financial statements.

In December 2007, the Financial Accounting Standards Board issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51,” which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and will apply prospectively, except for the presentation and disclosure requirements, which will apply retroactively.

In December 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110 (“SAB 110”). SAB 110 was effective January 1, 2008 and expresses the views of the Staff of the SEC regarding the use of the simplified method, as discussed in SAB No. 107, in developing an estimate of the expected term of “plain vanilla” share options in accordance with SFAS No. 123R. We are currently evaluating the impact of applying the provisions of SAB 110 on our financial position and results of operations.

NOTE C —	THE OFFERING

On March 6, 2007, the Company sold 18,750,000 units (“Units”) at a price of $8.00 per Unit in the Offering. Each Unit consists of one share of the Company’s common stock, $0.0001 par value, and one redeemable common stock purchase warrant (“Warrant”). Each Warrant entitles the holder to purchase from the Company one share of common stock at an exercise price of $6.00 commencing on the later of (a) one year from the date of the final prospectus for the Offering or (b) the completion of a Business Combination with a target business and will expire five years from the date of the prospectus. The Warrants are redeemable at a price of $0.01 per Warrant upon 30 days’ prior notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given. If the Company is unable to deliver registered shares of common stock to the holder upon exercise of the Warrants during the exercise period, there will be no cash settlement of the Warrants and the Warrants will expire worthless.

In connection with the Offering, the Company paid an underwriting discount of approximately $6,000,000 (4%) of the public unit offering price to the underwriters at the closing of the Offering, with an additional fee of approximately $4,500,000 (3%) of the gross offering proceeds payable upon the Company’s consummation of a Business Combination. The underwriters will not be entitled to any interest accrued on the deferred discount.

NOTE D —	RELATED PARTY TRANSACTIONS

The Company issued a $200,000 unsecured promissory note to a shareholder on May 9, 2006. The note bore simple interest at a rate of 4% per annum and had a maturity date of the earlier of May 9, 2007 or the consummation of the Offering. As of December 31, 2007, this note, along with all interest accrued on it, has been fully repaid.

The Company issued a $100,000 unsecured promissory note to a shareholder on March 1, 2007. The note bore simple interest at a rate of 4% per annum and had a maturity date of March 6, 2007. As of December 31, 2007, this note, along with all interest accrued on it, has been fully repaid.

The Company presently occupies office space provided by a shareholder of the Company. Such shareholder has agreed that, until the earlier of the Business Combination or the liquidation of the Trust Account, it will make

OCEANAUT, INC.
(a corporation in the development stage)

Notes to Financial Statements — (Continued)

such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such shareholder $7,500 per month for such services starting on the effective date of the prospectus until the earlier of the Business Combination or the liquidation of the Trust Account. Occupancy expense for the year ended December 31, 2007 was approximately $75,000 which is included in the Statements of Operations.

The Company has also agreed to pay each of the independent directors $75,000 in cash per year for their service on the Company’s board of directors, payable pro rata from the start of their service and only upon the successful completion of a Business Combination.

Certain of our directors and all of our officers (collectively the “Initial Shareholders”) have purchased, in consideration for an aggregate purchase price of $25,000, (a) an aggregate of 4,687,500 shares of common stock and (b) 3,000,000 warrants to purchase an aggregate of 3,000,000 shares of common stock at an exercise price of $7.00 per share. The initial shareholders have agreed that (1) the initial shares of common stock and warrants will not be sold or transferred, subject to certain limited exceptions, until the first anniversary of the completion of a Business Combination and (2) the initial shares of common stock will not be entitled to a pro rata share of the Trust Account in the event of its liquidation. These warrants may also be exercised on a cashless basis.

On March 5, 2007, Excel purchased, in the Private Placement, (a) 1,125,000 Units, at a price of $8.00 per Unit, and (b) 2,000,000 warrants, at a price of $1.00 per warrant, to purchase 2,000,000 shares of common stock at an exercise price of $6.00 per share (for an aggregate purchase price of approximately $11,000,000). The Units and warrants purchased in the Private Placement have terms identical to the Units and the Warrants included in the Units, except that Excel has agreed that (1) the Units and warrants purchased in the Private Placement will not be sold or transferred, subject to certain limited exceptions, until completion of a Business Combination; (2) the warrants may be exercised on a cashless basis; and (3) 500,000 of the shares of common stock included in the Units will not be entitled to a pro rata share of the Trust Account in the event of its liquidation.

NOTE E —	PREFERRED STOCK

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the board of directors. As of December 31, 2007, the Company had not issued shares of preferred stock. The Company’s certificate of incorporation prohibits it, prior to a Business Combination, from issuing preferred stock which participates in the proceeds of the Trust Account or which votes as a class with the Common Stock on a Business Combination.

NOTE F —	SUBSEQUENT EVENTS

On February 19, 2008, the Company and companies associated with members of the Restis family entered into an agreement to terminate on a mutual basis the following agreements: Master Agreement, Investment Agreement, Technical Management Agreement, Commercial Management Agreement and nine Memoranda of Agreement, each dated as of October 12, 2007, and nine tripartite agreements amending certain terms of the aforementioned Memoranda of Agreement, each dated as of January 28, 2008, pursuant to which the Company would have purchased nine dry bulk carriers for an aggregate purchase price of $700 million and issued shares of its common stock in exchange for an aggregate investment of $82,500,000 by companies associated with members of the Restis family (collectively, the “Definitive Agreements”). Under the terms of the Termination and Release Agreement (the “Termination and Release Agreement”), the parties agreed to release any and all claims they may have against the other, as more fully set forth in such agreement.

OCEANAUT, INC.
(a corporation in the development stage)

BALANCE SHEETS

	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
	(In thousands of U.S. dollars, except share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	$288	$31
Prepaid expenses and other current assets	24	21

Total current assets	312	52

Other assets:
Cash held in Trust Account	159,982	158,240
Income tax receivable	952	952

Total other assets	160,934	159,192

TOTAL ASSETS	$161,246	$159,244

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$140	$276

Long-term liability, Deferred underwriting fees	4,500	4,500

Common Stock, subject to possible conversion, $0.0001 par value, 5,624,999 shares at conversion value of approximately $8.26 and $8.12 per share	46,446	45,658

Commitments and Contingencies
Shareholders’ Equity
Preferred Stock, $0.0001 par value 1,000,000 shares authorized, none issued or outstanding	—	—
Common Stock, $0.0001 par value, 80,000,000 shares authorized, 24,562,500 shares issued and outstanding at December 31, 2007 and June 30, 2008 (including 5,624,999 shares subject to possible conversion)	2	2
Additional paid-in capital	105,284	105,284
Earnings accumulated in the development stage	4,874	3,524

Total Shareholders’ Equity	110,160	108,810

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$161,246	$159,244

The accompanying notes are an integral part of these condensed interim financial statements

OCEANAUT, INC.
(a corporation in the development stage)

STATEMENTS OF OPERATIONS

			From May 3,
	For the Six	For the Six	2006 (Date of
	Months Ended	Months Ended	Inception) to
	June 30, 2008	June 30, 2007	June 30, 2008
	(Unaudited)
	(In thousands of U.S. dollars, except for
	share and per share data)

Revenue	$—	$—	$—
Formation and administrative expenses	607	103	1,608

Loss from operations	(607)	(103)	(1,608)
Other income (expense):
Interest income	$2,745	$2,544	$9,336
Interest expense	—	(1)	(6)

Net income before income taxes	2,138	2,440	7,722
Income taxes	—	—	982

Net income applicable to common shareholders	$2,138	$2,440	$6,740

Income per common share — basic	$0.09	$0.14	$0.40

Income per common share — diluted	$0.07	$0.12	$0.33

Weighted average common shares outstanding — basic	24,562,500	17,534,876	16,838,924

Weighted average common shares outstanding — diluted	30,404,266	20,891,595	20,681,692

Income per share subject to possible conversion, basic and diluted	$0.14	$—	$0.54

Shares subject to possible conversion	5,624,999	4,966,864	3,439,082

	For the Three	For the Three
	Months Ended	Months Ended
	June 30, 2008	June 30, 2007

Revenue	$—	$—
Formation and administrative expenses	216	65

Loss from operations	(216)	(65)
Other income (expense):
Interest income	$1,140	$1,935
Interest expense	—	—

Net income before income taxes	924	1,869
Income taxes	—	—

Net income applicable to common shareholders	$924	$1,869

Income per common share — basic	$0.04	$0.05

Income per common share — diluted	$0.03	$0.05

Weighted average common shares outstanding — basic	24,562,500	24,562,500

Weighted average common shares outstanding — diluted	30,335,538	24,562,500

Income per share subject to possible conversion, basic and diluted	$0.06	$—

Shares subject to possible conversion	5,624,999	5,624,999

OCEANAUT, INC.
(a corporation in the development stage)

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

				Earnings
				(deficit)
				Accumulated
			Additional	in the	Total
	Common	Paid In	Paid In	Development	Shareholders’
	Shares	Capital	Capital	Stage	Equity
	(In thousands of U.S. Dollars, except for share and per share data)

Common shares and warrants issued on May 3, 2006 to initial stockholders, at approximately $0.005 per share	4,687,500	$—	$25	$—	$25
Net loss	—	—	—	(11)	(11)

Balances, at December 31, 2006	4,687,500	$—	$25	$(11)	$14
Sale of 18,750,000 Units on March 6, 2007 at a price of $8 per unit, net of underwriters’ discount and offering costs (including 5,624,999 common shares subject to possible conversion)	18,750,000	2	138,839	—	138,841
Sale of 1,125,000 Units on March 6, 2007 at a price of $8 per unit in a private placement to insiders	1,125,000	—	9,000	—	9,000
Common shares subject to possible conversion, 5,624,999 shares	—	—	(44,580)	—	(44,580)
Proceeds from issuance of insider warrants	—	—	2,000	—	2,000
Accretion of trust account relating to common stock subject to possible conversion, net of taxes of approximately $320,000	—	—	—	(1,078)	(1,078)
Net income applicable to common shareholders	—	—	—	4,613	4,613

Balances, at December 31, 2007	24,562,500	$2	$105,284	$3,524	$108,810
Accretion of trust account relating to common stock subject to possible conversion	—	—	—	(788)	(788)
Net income applicable to common shareholders	—	—	—	2,138	2,138

Balances, at June 30, 2008 (unaudited)	24,562,500	$2	$105,284	$4,874	$110,160

The accompanying notes are an integral part of these condensed interim financial statements

OCEANAUT, INC.
(a corporation in the development stage)

STATEMENTS OF CASH FLOWS (Unaudited)
(In thousands of U.S. Dollars)

			May 3, 2006
	Six Months Ended	Six Months Ended	(date of inception) to
	June 30, 2008	June 30, 2007	June 30, 2008

Cash flows from operating activities:
Net income	$2,138	$2,440	$6,740
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(4)	(75)	(976)
Accounts payable and accrued expenses	(135)	23	141

Net cash provided by operating activities	1,999	2,388	5,905

Cash flows used in investing activities:
Cash held in Trust Account	(1,742)	(156,166)	(159,982)

Net cash used in investing activities:	(1,742)	(156,166)	(159,982)

Cash flows from financing activities:
Proceeds from notes payable, shareholder	—	100	300
Payments on notes payable, shareholder	—	(248)	(300)
Proceeds from issuance of common stock to initial shareholders	—	—	25
Proceeds from issuance of warrants in a private placement	—	2,000	2,000
Proceeds from issuance of Units in a private placement	—	9,000	9,000
Gross proceeds from Public Offering	—	150,000	150,000
Payment for underwriter’s discount and offering costs	—	(6,487)	(6,660)

Net cash provided by financing activities	—	154,365	154,365

Net increase in cash and cash equivalents	257	587	288
Cash and cash equivalents at beginning of period	31	—	—

Cash and cash equivalents at end of period	$288	$587	$288

Supplemental schedule of non-cash financial activities:
Deferred underwriting fees	$—	$4,500	$4,500

Accrued offering costs	$—	$(26)	$—

The accompanying notes are an integral part of these condensed interim financial statements

OCEANAUT, INC.
(a corporation in the development stage)

Notes to the Condensed Financial Statements

NOTE A —	BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements of Oceanaut, Inc. (a corporation in the development stage) (the “Company”) as of June 30, 2008 and for the three and six months ended June 30, 2008 and 2007 and the period from May 3, 2006 (date of inception) through June 30, 2008, have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial statements and pursuant to the instructions on the Form 6-K. Certain financial information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) have been made that are considered necessary for a fair presentation of interim results for the Company. The results of operations for any interim period are not necessarily indicative of the results to be expected for a full year. These condensed interim financial statements should be read in conjunction with the audited financial statements and related notes thereto included in the Company’s Annual Report for the year ended December 31, 2007 filed with the SEC on Form 10-K. The condensed balance sheet as of December 31, 2007 was derived from the Company’s audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America.

NOTE B — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Oceanaut, Inc. (a corporation in the development stage) was incorporated in the Marshall Islands on May 3, 2006. The Company was formed to acquire, through a merger, capital stock exchange, asset or stock acquisition or other similar business combination, vessels or one or more operating businesses in the shipping industry. The Company has neither engaged in any operations nor generated significant revenue to date with the exception of interest income. The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting By Development Stage Enterprises,” and is subject to the risks associated with activities of development stage companies.

The registration statement for the Company’s initial public offering (the “Offering”) (as described in Note D) was declared effective on March 1, 2007. The Company consummated the Offering on March 6, 2007 and, in a private placement (the “Private Placement”) (see Note E) that immediately preceded the Offering Excel Maritime Carriers Ltd. (“Excel”) purchased 1,125,000 units at $8.00 per unit and 2,000,000 warrants at $1.00 per warrant, for total net proceeds of $11.0 million. The Company received total net proceeds of approximately $149.8 million from the Offering and the Private Placement, net of approximately $4.5 million of underwriting fees that have been deferred and are payable upon the Company’s consummation of a business combination.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering and Private Placement, although substantially all of the net proceeds of the Offering and Private Placement are intended to be generally applied toward consummating a business combination with, or acquisition of, vessels or one or more operating businesses in the shipping industry (“Business Combination”). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. Approximately 95.4%, or $153.6 million, of the aggregate gross proceeds from the Offering and the Private Placement, after payment of certain amounts to the underwriters, Offering costs and funding of working capital, has been held in a trust account (“Trust Account”) since the offering closed. The Trust Account may be invested in government debt securities having a maturity of 180 days or less or money market funds meeting the conditions specified in Rule 2a-7 under the Investment Company Act of 1940, as amended, until the earlier of (i) the consummation of the Business Combination or (ii) the distribution of the Trust Account as described below. Up to an aggregate of $2.0 million in interest income (net of taxes payable) may be released to the Company to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses As of June 30, 2008, the Company has drawn $1.0 million of interest earned from the Trust Account in order to cover working capital

OCEANAUT, INC.
(a corporation in the development stage)

Notes to the Condensed Financial Statements — (Continued)

requirements. A further $1.0 million of interest earned may be released to the Company upon its request. As of June 30, 2008, the balance in the Trust Account was approximately $160.0 million, which included approximately $9.3 million of interest earned, gross of withholding tax. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal, accounting and due diligence fees and expenses on prospective acquisitions and continuing general and administrative expenses in accordance with the terms of the offering.

The Company will seek shareholder approval before it effects any Business Combination, even if the Business Combination would not ordinarily require shareholder approval under applicable state law. In connection with the shareholder vote required to approve any Business Combination, the Company’s existing shareholders prior to the Offering have agreed to vote the shares of common stock owned by them immediately before the Offering in accordance with the majority of the shares of common stock voted by the Public Stockholders. “Public Stockholders” is defined as the holders of common stock sold as part of the Units in the Offering or in the aftermarket. The Company will proceed with a Business Combination only if a majority of the shares of common stock voted by the Public Stockholders are voted in favor of the Business Combination and Public Stockholders owning less than 30% of the shares sold in the Offering exercise their conversion rights.

In the event that the Company does not consummate a Business Combination within 18 months from the date of the consummation of the Offering, or 24 months from the consummation of the Offering if certain extension criteria have been satisfied, the proceeds held in the Trust Account will be distributed to the Company’s Public Stockholders, and 625,000 shares of common stock included in the units purchased by Excel in the Private Placement.

On February 19, 2008, the Company and third party companies entered into an agreement on a mutual basis to terminate the definitive agreements pursuant to which the Company would have purchased nine dry bulk carriers for an aggregate purchase price of $700.0 million and issued shares of its common stock in exchange for an aggregate investment of $82.5 million by companies associated with the third party companies. Under the terms of the Termination and Release Agreement, the parties agreed to release any and all claims they may have against the other, as more fully set forth in such agreement. The management of the Company is currently pursuing other business opportunities.

On August 25, 2008 the Company announced that it has entered into definitive agreements pursuant to which it has agreed to purchase, for an aggregate purchase price of $352 million in cash, four dry bulk carriers (the “Transaction”). The Transaction will be financed by the cash held in Oceanaut’s trust account along with the proceeds from an already secured loan facility and preferred equity to be issued to Excel. Upon delivery of the vessels to be acquired as part of the Transaction, Oceanaut will own an initial fleet of three Panamax dry bulk carriers and one Supramax dry bulk carrier. The vessels have a combined cargo-carrying capacity of over 278,000 deadweight tons and an average age of approximately four years. All the vessels will be under medium to long-term time charters, with an average term of 3 years, entered into (or in certain cases, will be novated upon delivery of a vessel to Oceanaut) with first-class customers such as Cargill, COSCO and Mitsui OSK Lines.

NOTE C — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The accompanying financial statements are presented in U.S. Dollars in conformity with accounting principles generally accepted in the United States of America and pursuant to the accounting and disclosure rules and regulations of the SEC.

Development Stage Company:

The Company complies with the reporting requirements of SFAS No. 7 “Accounting and Reporting by Development Stage Enterprises.”

OCEANAUT, INC.
(a corporation in the development stage)

Notes to the Condensed Financial Statements — (Continued)

Deferred Offering Costs:

The Company complies with the requirements of the SEC’s Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist principally of legal and underwriting fees incurred through the balance sheet date that are related to the Offering and will be charged to shareholders’ equity upon the completion of the Offering or charged to expense if the Offering is not completed. Deferred offering costs of approximately $198,000 were charged to shareholders’ equity on March 6, 2007, the effective date of the Offering.

Deferred Acquisition Costs:

Deferred acquisition costs are comprised of costs incurred for financial advisory services, due diligence and proxy services, legal, consulting and other costs directly related to an acquisition. These costs are capitalized upon the Company’s consummation of a business combination. Costs incurred and deferred relating to potential business combinations that do not occur are written-off when it becomes clear that the potential business acquisition will not take place.

Income per Common Share:

Basic income per common share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted income per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that would then share in the income of the Company. For the six months ended June 30, 2008, for the three months ended June 30, 2008 and the period from May 3, 2006 (date of inception) to June 30, 2008, the incremental shares from dilutive securities amounted to 5,841,766 and 5,773,038 and 3,842,768, respectively. No warrants to purchase shares of common stock were considered in the calculation of diluted income per share for the three months ended June 30, 2007 because of the anti-dilutive impact of the potential common shares, due to the net income for the period.

The Company’s statements of operations include a presentation of earnings per share for common stock subject to possible conversion in a manner similar to the two-class method of earnings per share in accordance with Emerging Issue Task Force Abstracts, Topic No. D-98 “Classification and Measurement of Redeemable Securities‘(“EITF No. D-98”). Basic and diluted income per share amounts for the maximum number of shares subject to possible conversion are calculated by dividing the net interest income (after distribution to the Company for working capital requirements) attributable to common shares subject to conversion ($307,476 and $788,834 for the three and six months ended June 30, 2008 and $1,866,477 for the period from May 3, 2006 (date of inception) to June 30, 2008) by the number of shares subject to possible conversion.

At June 30, 2008, the Company had outstanding warrants to purchase 24,875,000 shares of common stock.

Use of Estimates:

The preparation of condensed interim financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which exceeds the Federal depository insurance coverage. The Company has not

OCEANAUT, INC.
(a corporation in the development stage)

Notes to the Condensed Financial Statements — (Continued)

experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Geographical Risk:

The Company’s operations, if a Business Combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

Fair Value of Financial Instruments:

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under SFAS No. 107, “Disclosure About Fair Value of Financial Instruments,” approximates the carrying amounts represented in the accompanying condensed balance sheets.

Income Taxes:

The Company complies with the accounting and reporting requirements of SFAS 109, “Accounting for Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Effective January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). There were no unrecognized tax benefits as of June 30, 2008. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at June 30, 2008. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position. The adoption of the provisions of FIN 48 did not have a material impact on the Company’s financial position, results of operations and cash flows.

Redeemable Common Stock:

The Company accounts for redeemable common stock in accordance with EITF No. D-98. Securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. In addition, if the redemption causes a redemption event, the redeemable securities should not be classified outside of permanent equity. As discussed in Note A, the Business Combination will only be consummated if a majority of the shares of common stock voted by the public shareholders are voted in favor of the Business Combination and Public Shareholders holding less than 30% of the shares of common stock sold in the Offering exercise their conversion rights. As further discussed in Note A, if a Business Combination is not consummated by September 6, 2008, or March 6, 2009, if certain extension criteria have been satisfied, the Company will liquidate. Accordingly, 5,624,999 shares have been classified outside of permanent equity at conversion value. The Company recognizes changes in the conversion value immediately as they occur and adjusts the carrying value of the redeemable common stock to equal its conversion value at the end of each reporting period. The per share conversion price was approximately $8.26 at June 30, 2008.

OCEANAUT, INC.
(a corporation in the development stage)

Notes to the Condensed Financial Statements — (Continued)

Recently issued accounting standards:

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“FAS No. 141(R)”). SFAS No. 141(R), which replaces SFAS No. 141 “Business Combinations”, establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination.

SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. Early adoption is not permitted.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Early adoption is prohibited. This statement is required to be applied prospectively as of the beginning of the fiscal year in which it initially applied, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented.

In February 2008, the FASB issued Staff Position (“FSP 157-1”) which amends SFAS No. 157 to exclude SFAS No. 13 “Accounting for Leases” and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. This scope exception does not apply to assets and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141, “Business Combinations,” or No. 141(R) “Business Combinations,” regardless of whether those assets or liabilities are related to leases. In addition, in February 2008, the FASB issued FSP 157-2 which delays the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the Board and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS No. 157. The Company will adopt this pronouncement beginning in fiscal year 2008. The Company does not expect the adoption of SFAS No. 157 to have any effect on its consolidated financial statements.

In March 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Acitivities” (“SFAS No. 161”). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 161 on its consolidated financial statements.

NOTE D —	THE OFFERING

On March 6, 2007, the Company sold 18,750,000 units (“Units”) at a price of $8.00 per Unit in the Offering. Each Unit consists of one share of the Company’s common stock, $0.0001 par value, and one redeemable common stock purchase warrant (“Warrant”). Each Warrant will entitle the holder to purchase from the Company one share of common stock at an exercise price of $6.00 commencing on the later of (a) one year from the date of the final

OCEANAUT, INC.
(a corporation in the development stage)

Notes to the Condensed Financial Statements — (Continued)

prospectus for the Offering or (b) the completion of a Business Combination with a target business and will expire five years from the date of the prospectus. The Warrants will be redeemable at a price of $0.01 per Warrant upon 30 days’ prior notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given. If the Company is unable to deliver registered shares of common stock to the holder upon exercise of the Warrants during the exercise period, there will be no cash settlement of the Warrants and the Warrants will expire worthless.

In connection with the Offering, the Company paid an underwriting discount of approximately $6.0 million of the public unit offering price to the underwriters at the closing of the Offering, with an additional fee of approximately $4.5 million of the gross offering proceeds payable upon the Company’s consummation of a Business Combination. The underwriters will not be entitled to any interest accrued on the deferred discount.

NOTE E —	RELATED PARTY TRANSACTIONS

The Company presently occupies office space provided by a shareholder of the Company. Such shareholder has agreed that, until the earlier of the Business Combination or the liquidation of the Trust Account, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such shareholder $7,500 per month for such services starting on the effective date of the prospectus until the earlier of the Business Combination or the liquidation of the Trust Account.

The Company has also agreed to pay each of the independent directors $75,000 in cash per year for their service on the Company’s board of directors, payable pro rata from the start of their service and only upon the successful completion of a Business Combination.

Certain of the Company’s directors and all of the Company’s officers have purchased together with Excel Maritime Carriers Inc, in consideration for an aggregate purchase price of $25,000, (a) an aggregate of 4,687,500 shares of common stock and (b) 3,000,000 warrants to purchase an aggregate of 3,000,000 shares of common stock at an exercise price of $7.00 per share. The initial shareholders have agreed that (1) the initial shares of common stock and warrants will not be sold or transferred, subject to certain limited exceptions, until the first anniversary of the completion of a Business Combination and (2) the initial shares of common stock will not be entitled to a pro rata share of the Trust Account in the event of its liquidation. These warrants may also be exercised on a cashless basis.

On March 5, 2007, Excel Maritime Carriers Inc. purchased, in the Private Placement, (a) 1,125,000 Units, at a price of $8.00 per Unit, and (b) 2,000,000 warrants, at a price of $1.00 per warrant, to purchase 2,000,000 shares of common stock at an exercise price of $6.00 per share (for an aggregate purchase price of approximately $11.0 million). The Units and warrants purchased in the Private Placement have terms identical to the Units and the Warrants included in the Units, except that Excel has agreed that (1) the Units and warrants purchased in the Private Placement will not be sold or transferred, subject to certain limited exceptions, until completion of a Business Combination; (2) the warrants may be exercised on a cashless basis; and (3) 500,000 of the shares of common stock included in the Units will not be entitled to a pro rata share of the Trust Account in the event of its liquidation.

NOTE F —	FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted and implemented SFAS No. 157, “Fair Value Measurement,” for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In accordance with the provisions of FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157,” the Company has elected

OCEANAUT, INC.
(a corporation in the development stage)

Notes to the Condensed Financial Statements — (Continued)

to defer implementation of SFAS 157 as it relates to its non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until January 1, 2009. The Company is evaluating the impact, if any, this standard will have on its non-financial assets and liabilities.

The adoption of SFAS 157 to the Company’s financial assets and liabilities and non-financial assets and liabilities that are re-measured and reported at fair value at least annually did not have an impact on the Company’s financial results.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2008, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability (in millions):

				Significant
	Fair Value at	Quoted Prices in	Significant Other	Unobservable
	June 30,	Active Markets	Observable Inputs	Inputs
Description	2008	(Level 1)	(Level 2)	(Level 3)

Assets:
Money market funds invested in trust account	$159.9	$159.9	—	—

Total	$159.9	$159.9	$—	$—

The fair values of the Company’s money market funds invested in the Trust Account are determined through market, observable and corroborated sources.

The carrying amounts reflected in the balance sheets for current assets and current liabilities approximate fair value due to their short-term maturities.

NOTE G —	PREFERRED STOCK

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

Annex A

Norwegian Shipbrokers’ Association’s Memo-
randum of Agreement for sale and purchase of
ships. Adopted by The Baltic and International
Maritime Council (BIMCO) in 1956.
MEMORANDUM OF AGREEMENT	Code-name
SALEFORM 1993
Revised 1966, 1983 and 1986/87.
Dated: 20th August 2008
Achilles Management S.A., Panama
hereinafter called the Sellers, have agreed to sell, and
1
Raman Investments Ltd., Liberia, a guaranteed nominee of Oceanaut Inc., Marshall Islands hereinafter called the Buyers, have agreed to buy
2
Name: m/v “ACHILLES II”
3
Classification Society/Class: NK Class
4
Built: 2004                            By: Sanoyas Shipyard, Japan
5
Flag: Hong Kong          Place of Registration:
6
Call Sign: HPTS                    Grt/Nrt: 38,871/25,208
7
~~Register~~ IMO Number: 9269001
8
hereinafter called the Vessel, on the following terms and conditions:
9
Definitions
10
“Banking days” are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8.
11
12
“In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.
13
14
“Classification Society” or “Class” means the Society referred to in line 4.
15
1. Purchase Price Usd 93,000,000 (United States Dollars Ninety Three Million)
16
2. Deposit
17
As security for the correct fulfilment of this Agreement the Buyers shall ~~pay~~ lodge a deposit of 10%
(ten per cent) of the Purchase Price within 3 (three) banking days after all subjects having been lifted and unspacking has occurred and from the date of this
Agreement having been signed by both parties on a facsimile form, whichever the latter. This deposit shall be placed with the Sellers’ nominated bank
18
19

20
and shall be held by them in a joint interest bearing account for the Sellers and the Buyers, to be released in accordance
with joint written instructions of the Sellers and the Buyers. Interest~~, if any,~~ earned on the joint account to be credited to the
Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the
Buyers. Banking fees, if any, for holding the deposit shall be split equally between the Buyers and
Sellers. Any bank charges of Sellers’ Bank to be for Sellers’ account. Any bank charges of Buyers’
bank to be for Buyers’ account.
21

22

23
24
3. Payment
25
The release of the 10 percent deposit ~~said~~ and 90 percent balance of the Purchase Price of the Vessel along with value of R.O.B. lubricants (per 7 herein) shall be paid in full free of any bank charges to
Sellers’ nominated bank
26
on delivery of the Vessel, but not later than 3 (three) banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and a valid Notice of Readiness has been ~~given~~ tendered by the Seller to the Buyer in accordance with
27
28
29

Clause 5 and the terms and conditions of this agreement, against the protocol of delivery, bill of sale and other usual delivery documents requried for the registration of each Vessel under the Buyers’
flag of choice. Any closing charges to be borne equally between the Buyers and Sellers.

4. Inspections		30
The Buyers have waived their rights to inspect the Vessel and her Class Records. Thus this transaction is outright and subject only to the terms hereto.
~~a)*~~	~~The Buyers have inspected and accepted the Vessel’s classification records. The Buyers have also inspected the Vessel at/in on and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.~~	31 32 33 34

~~b)*~~	~~The Buyers shall have the right to inspect the Vessel’s classification records and declare whether same are accepted or not within~~	35 36

	~~The Sellers shall provide for inspection of the Vessel at/in~~	37

~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the~~
~~Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred.~~
~~The Buyers shall inspect the Vessel without opening up and without cost to the Sellers.~~
~~During the inspection, the Vessel’s dock and engine log books shall be made available for~~
~~examination by the Buyers. If the Vessel is accepted after such inspection, the sale shall~~
~~become outright and definite, subject only to the terms and conditions of this Agreement,~~
~~provided the Sellers receive written notice of acceptance from the Buyers within 72 hours~~
~~after completion of such inspection.~~
~~Should notice of acceptance of the Vessel’s classification records and of the Vessel not be~~
~~received by the Sellers as aforesaid, the deposit together with interest earned shall be~~
	~~released immediately to the Buyers, whereafter this Agreement shall be null and void.~~	38 39 40 41 42 43 44 45 46 47 48

~~*~~	~~4 a) and 4b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4a) to apply.~~	49 50
5. Notices, time and place of delivery		51
a)	The Sellers shall keep the Buyers well ~~informed~~ advised ~~of the~~ as to the Vessel’s ~~itinerary~~
movements and shall
provide the Buyers with 30 ,15 ,7 and 3 days approximate notice of the estimated time of
~~arrival~~ delivery, ~~at the~~
~~intended place of drydocking/underwater inspection/delivery~~. Sellers shall tender Notice of
Readiness only When the Vessel is at the place
of delivery and is in ~~every~~ all ~~respect~~ aspects physically ready for delivery in accordance with this
Agreement and on successful completion of Divers’ inspection, ~~the Sellers shall give the~~
	~~Buyers a written Notice of Readiness for delivery.~~	52 53 54 55 56

b)	The Vessel shall be delivered to the Buyers after Divers’ inspection, which should be carried out at the port of delivery free of cargo and taken over safely afloat at a safe and accessible berth/port or anchorage ~~at~~/in the option of the Sellers. Vessel shall be delivered to the Buyers at a safe port worldwide in the Sellers’ option.	57 58 59

	Expected time of delivery: between 1st October 2008 and 1st December 2008	60

	Date of cancelling (see Clauses 5 c), 6 b) (iii) and 14): 1st December 2008 in the option of the Buyers.	61

	In the event that the Buyers are able to lift their subjects described herein prior to the 30th

September 2008 then the above laycan and cencelling dates to be brought forward by the same number of days but always giving the Sellers two clear months within which to deliver the Vessel from the time of such subjects being lifted.

c)	If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the
Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 7 running days of receipt of the notice or of accepting the new date as the new cancelling date. If the
Buyers have not declared their option within 7 running days of receipt of the Sellers’
notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling
date stipulated in line 61.	62 63 64 65 66 67 68 69 70 71

If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 a) and 5 c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by
the original cancelling date.	72 73 74 75 76

d)	Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers
whereafter this Agreement shall be null and void.	77 78 79

6. Drydocking/Divers Inspection	80
~~a)**~~	~~The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the~~
~~Classification Society of the Vessel’s underwater parts below the deepest load line, the~~
~~extent of the inspection being in accordance with the Classification Society’s rules. If the~~
~~rudder, propeller, bottom or other underwater parts below the deepest load line are found~~
~~broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made~~
~~good at the Sellers’ expense to the satisfaction of the Classification Society without~~
~~condition/recommendation*.~~	81 82 83 84 85 86 87

b)**	(i) The Vessel is to be delivered without drydocking. However, the Buyers shall have the right at their expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. The Sellers shall at their cost make the Vessel available for such inspection. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification
Society. If the conditions at the port of delivery are unsuitable for such inspection, the
Sellers shall make the Vessel available at a suitable alternative place near to the delivery
port.	88 89 90 91 92 93 94 95

In the event that the Divers’ inspection reveals any damage to the Vessel’s underwater parts which would impose a condition against the Vessel’s present Class and Class imposes a condition but the Vessel is not required to be repaired before her next scheduled
Drydocking, then Sellers shall pay to the Buyers the estimated cost to repair such damage in a way which is acceptable to the Class and which shall be the direct cost of the repair, excluding Drydocking costs, for such damage only and to be based on the mean of two quotations given by nearest ship yards, one chosen by the Sellers and one chosen by the
Buyers, The amount as agreed shall be deducted from the balance of the purchase money at the time of Delivery.

(ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, the repair of which cannot be postponed until the Vessel’s next scheduled Drydocking, then unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the
Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good by the Sellers at their expense to the satisfaction of the Classification Society
without condition/recommendation*. In such event the Sellers are to pay also for the cost of	96 97 98 99 100 101 102 103 104 105

	the underwater inspection and the Classification Society’s attendance.	106

(iii) If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable dry-
docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5 b). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5 b) which shall, for the purpose of this Clause, become the new port of delivery. In such event the cancelling date provided for in Clause 5 b) shall be extended by the additional time required for the
	drydocking and extra steaming, but limited to a maximum of 14 running days.	107 108 109 110 111 112 113 114

c)	If the Vessel is drydocked pursuant to Clause ~~6 a) or~~ 6 b) above	115

(i) the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society’s rules for tailshaft survey and consistent with the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel’s class, those parts shall be renewed or made good at the Sellers’ expense to the satisfaction of the Classification Society without
	condition/recommendation*.	116 117 118 119 120 121 122 123 124 125 126 127

(ii) the expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out, in which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses if the Buyers require the survey and parts of the system are condemned or found defective
	or broken so as to affect the Vessel’s class*.	128 129 130 131 132

(iii) the expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society’s fees shall be paid by the Sellers if the Classification Society issues any condition/recommendation* as a result of the survey or if it requires survey of the tailshaft system. In all other cases the Buyers
	shall pay the aforesaid expenses, dues and fees.	133 134 135 136 137

	(iv) the Buyers’ representative shall have the right to be present in the drydock, but without interfering with the work or decisions of the Classification surveyor.	138 139

(v) the Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk and expense without interfering with the Sellers’ or the
Classification surveyor’s work, if any, and without affecting the Vessel’s timely delivery. If, however, the Buyers’ work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers’ work shall be for the Buyers’ risk and expense. In the event that the Buyers’ work requires such additional time, the Sellers may upon completion of the
Sellers’ work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether
	the Vessel is in drydock or not and irrespective of Clause 5 b).	140 141 142 143 144 145 146 147 148 149

*	Notes, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.	150 151

**	6 a) and 6 b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 a) to apply.	152 153

7. Spares/bunkers, etc.		154

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board, ~~and on~~
ashore and on order without extra charge. All spare parts and spare equipment ~~including spare~~
~~tail and shaft(s) and/or spare~~
~~propeller(s)/propeller blade(s)~~, if any, belonging to the Vessel ~~at the time of inspection~~ used or unused, whether on board or not shall become the Buyers’ property, ~~but spares on order are to be~~
~~excluded~~. Forwarding charges, if any, shall be for the Buyers’ account. The Sellers are not required to
155 156 157 158 159

replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. ~~The~~ All radio installation and navigational equipment shall be included in the sale without extra payment if they are the property of the Sellers. ~~Unused~~ Broached/unbroached stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.	160 161 162 163 164
The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the
Sellers’ flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers’ vessel(s), shall be excluded without compensation. ~~Captain’s~~ Master’s,
Officers’ and Crew’s personal ~~belongings~~ effects, ~~including the~~ Master’s slop chest and the Vessel’s
ISM and ISPS documentation and manuals as well as manuals prepared by the Manager of the
Seller are to be excluded from the sale,
as well as the following additional items (including items on hire): No hired items. All Oxygen and
Acetyline bottles will be removed prior to delivery.
165 166 167 168 169
SOPEP, SOLAS training manuals, cargo securing manuals and ballast water management plans will remain on board the Vessel but the Buyer to undertake to cross out all references of those documents as to the Seller and/or the Seller’s Manager.

The Buyers shall take over and pay extra for the cost of ~~the remaining bunkers and~~ unused lubricating oils in designated storage tanks and/ or
in sealed/unbroached drums ~~and pay the current~~ at Sellers’ last net ~~market~~ contract price as evidenced by Sellers’ invoices. ~~(excluding barging-expenses)-at the port and date~~
~~of delivery of the Vessel~~.
Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.
170 171 172 173 174

8. Documentation	175

The place of closing: Piraeus, Greece	176
Documents to be listed in an addendum to this agreement
~~In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with delivery documents, namely~~:	177 178
~~a)~~	~~Legal Bill of Sale in a form recordable in (the country in which the Buyers are to register the Vessel), warranting that the Vessel is from from all encumbrances, mortgages and maritime liens or any other debts or claims whatsoever, duly notarially attested and legalized by the consul of such country or other competent authority~~.	179 180 181 182

~~b)~~	~~Current Certificate of Ownership issued by the competent authorities of the flag state of the Vessel.~~	183 184

~~c)~~	~~Confirmation of Class issued within 72 hours prior to delivery~~.	185

~~d)~~	~~Current Certificate issued by the competent authorities stating that the Vessel is free from registered encumbrances~~.	186 187

~~e)~~	~~Certificate of Deletion of the Vessel from the Vessel’s registry or other official evidence of deletion appropriate to the Vessel’s registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately, a written undertaking by the Sellers to effect deletion from the Vessel’s registry forthwith and furnish a Certificate or other official evidence of deletion to the Buyers promptly and latest within 4 (four) weeks after the Purchase Price has boon paid and the Vessel has boon delivered~~.	188 189 190 191 192 193

~~f)~~	~~Any such additional documents as may reasonably be required by the competent authorities for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement~~.	194 195 196

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.	197 198 199
At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans etc., which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Sellers’ possession shall be promptly forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel’s log books but the Buyers to have the right to take copies of same.	200 201 202 203 204 205 206
9. Encumbrances	207
The Sellers warrant that the Vessel, at the time of delivery, is free from ~~all charters,~~ any encumbrances, taxes, liens, mortgages and ~~maritime liens or~~ any other debts or claims whatsoever. The Sellers hereby undertake
to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.
208 209 210 211
10. Taxes, etc.	212
Any taxes, fees and expenses in connection with the purchase and registration under the Buyers’ flag shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ register shall be for the Sellers’ account.	213 214 215
11. Condition on delivery	216
The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of this agreement ~~inspection~~, fair wear and tear excepted.
However, the Vessel shall be delivered with her present class maintained and with all continuous surveys up to date, free from ~~without~~ any ~~condition~~/recommendations ~~*~~, free of average damage affecting the Vessel’s class, and with all her classification certificates and national/international trading certificates, as well as all other certificates the Vessel had at the time of this agreement ~~inspection, valid and~~
clean, valid and unextended without ~~condition~~/ recommendations ~~*~~ by Class or the relevant authorities at the time of
delivery.
“Inspection” in this Clause 11, shall mean the Buyers’ inspection according to Clause 4 a) or 4 b), if applicable, or the Buyers’ inspection prior to the signing of this Agreement. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.
217 218 219 220 221 222 223 224 225 226 227
*	Notes, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.	228 229

12. Name/markings	230
Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.	231
13. Buyers’ default	232
Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this
Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest,
Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the
Sellers. If the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.
233 234 235 236 237 238 239

14. Sellers’ default	240
Should the Sellers fall to give Notice of Readiness in accordance with Clause 5 a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 61 and new Notice of
Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately.
241 242 243 244 245 246 247 248 249 250
Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.	251 252 253 254
15. Buyers’ representatives	255
After this Agreement has been signed by both parties and the 10 percent deposit has been lodged, the
Buyers
have the right to place two (2) representatives on board the Vessel at their sole risk and expense ~~upon~~
~~arrival at                 on or about~~
These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the normal operation of the Vessel up to and including her delivery. The existing crew will provide due assistance for familiarisation. The
Buyers’ representatives shall sign the ~~Sellers’~~ usual P&I ~~letter of~~ indemnity forms requested by the
Sellers prior to their embarkation.
256 257 258 259 260 261
16. Arbitration	262
a)*	This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Acts 1950 and 1979 or any statutory modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. On the receipt by one party of the nomination in writing of the other party’s arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree
	they shall appoint an umpire whose decision shall be final.	263 264 265 266 267 268 269 270

~~b)*~~	~~This Agreement shall be governed by and construed in accordance with Title 9 of the~~
~~United States Code and the Law of the State of New York and should any dispute arise out of~~
~~this Agreement, the matter in dispute shall be referred to three persons at New York, one to~~
~~be appointed by each of the parties hereto, and the third by the two so chosen; their~~
~~decision or that of any two of them shall be final, and for purpose of enforcing any award, this~~
	~~Agreement may be made a rule of the Court.~~	271 272 273 274 275 276
	~~The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc. Now York.~~	277 278

~~c)*~~	~~Any dispute arising out of this Agreement shall be referred to arbitration at , subject to the procedures applicable there. The laws of shall govern this Agreement.~~	279 280 281

*	16 a), 16 b) and 16 c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16 a) 283 to apply.	282 283

This document is a computer generated copy of “SALEFORM 1993”, printed by authority of the Norwegian Shipbrokers’ Association, using software which is the copyright of Strategic Software Ltd. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the preprinted text of this document, the original document shall apply. The Norwegian Shipbrokers’ Association and Strategic Software Ltd. assume no responsibility for any loss or damage caused as a result of discrepancies between the original approved document and this document.

Additional clauses to the Memorandum of Agreement dated 20th August 2008 of the sale of the m/v “ACHILLES II”
between “Achilles Management S.A.”, Panama (the SELLERS)
and
“Raman Investments Ltd.”, Liberia (the BUYERS)
Clause 17
The Sellers shall provide the Buyers with a letter whereby they will undertake that to the best of the Sellers’ knowledge, the Vessel under their current ownership has not been blacklisted by any nation including the Arab Boycott League.
Clause 18
The sale transaction of the Vessel includes the balance of a timecharter dated 27th
February 2008 to messrs COSCO Bulk Carrier Americas Inc (Cosbulk Americas)
Secaucus, N.J., U.S.A for a period of minimum 690 days max 760 days, exact period in chopt, with hire rates as follows:
Usd 90,000 for the 1st 120 days on hire
Usd 65,000 for the subsequent 365 days on hire
Usd 34,000 for the subsequent 210 days on hire
Usd 60,000 for the subsequent 65 days on hire
Copy of the relevant charterparty has been provided to the Buyers and has been accepted by them.
Clause 19
A Novation Agreement will be made between the Sellers as Novator, the Charterer and the Buyer as Novatee at terms and conditions to be mutually agreed between those parties to the effect that as from an agreed effective date the Novatee will step in to the shoes of the Novator in relation to the Charter.
The Novation Agreement comes into effect at anytime after the delivery of the Vessel to the Buyer and commencement of the charter to Irika Shipping S.A.
Clause 20
This transaction is subject to:
a)	The Guarantor’s Board of Director’s Approval to be lifted by latest 30th September 2008.

b)	The approval of the Buyer as new managers of the Vessel by the Time Charterers to be lifted latest within 7 working days from the time when the Guarantor will lift it’s subject per paragraph a) above.

It is understood that Buyers shall take over this Charter Party in accordance with the terms of a standard Novation agreement as per Clause 19 hereabove, the consent of the parties to such terms not to be unreasonably witheld.
However, in the unlikely even that the Time Charterers will not approve the
Buyers as the new managers of the Vessel, Irika Shipping S.A. undertake to remain in the chain of the Charter Party on a back-to-back basis with the
Charterers and the Buyers and even more to continue to be involved in the management of the Vessel (operational, technical or otherwise) so that the sale to effected irrespectively.

/s/ Julian Brynteson, H. Clarkson & Co. Ltd, Attorney in Fact For the Sellers	/s/ Gabriel Panayotides, Chief Executive Officer and President For the Buyers

Annex B

MEMORANDUM OF AGREEMENT	Norwegian Shipbrokers’ Association’s Memorandum of
Agreement for sale and purchase of ships. Adopted by The
Baltic and International Maritime Council (BIMCO) in 1956.
Code-name
SALEFORM 1993
Revised 1966, 1983 and 1986/87.

Dated: 20th August 2008
Iris Marine Carriers S.A., Panama hereinafter called the Sellers, have agreed to sell, and	1
Gavial Marine Corporation, Liberia, a guaranteed nominee of Oceanaut Inc., Marshall Islands hereinafter called the Buyers, have agreed to buy	2
Name: m/v “IRIS II”	3
Classification Society/Class: NK Class Built: 2004 By: Sanoyas Shipyard, Japan Flag: Panamax Place of Registration: Panama Call Sign: 3EPS5 Grt/Nrt: 38,871/25,194 ~~Register~~ IMO Number: 9286906	4 5 6 7 8
hereinafter called the Vessel, on the following terms and conditions:	9
Definitions	10
“Banking days” are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8.	11 12
“In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.	13 14
“Classification Society” or “Class” means the Society referred to in line 4.	15
1. Purchase Price Usd 93,000,000 (United States Dollars Ninety Three Million)	16

2. Deposit	17

As security for the correct fulfilment of this Agreement the Buyers shall ~~pay~~ lodge a deposit of 10%
(ten per cent) of the Purchase Price within 3 (three) banking days after all subjects having been lifted and unspacking has occurred and from the date of this
Agreement having been signed by both parties on a facsimile form, whichever the latter. This deposit shall be placed with the Sellers’ nominated bank
18 19 20
and shall be held by them in a joint interest bearing account for the Sellers and the Buyers, to be released in accordance
with joint written instructions of the Sellers and the Buyers. Interest~~, if any,~~ earned on the joint account to be credited to the
Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the
Buyers. Banking fees, if any, for holding the deposit shall be split equally between the Buyers and Sellers. Any bank charges of Sellers’ Bank to be for Sellers’ account.
21 22 23
Any bank charges of Buyers’ bank to be for Buyers’ account.	24
3. Payment	25
The release of the 10 percent deposit ~~said~~ and 90 percent balance of the Purchase Price of the Vessel along with value of R.O.B. lubricants (per 7 herein) shall be paid in full free of any bank charges to
Sellers’ nominated bank
on delivery of the Vessel, but not later than 3 (three) banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and a valid Notice of Readiness has been ~~given~~ tendered by the Seller to the Buyer in accordance with
26 27 28 29

Clause 5 and the terms and conditions of this agreement, against the protocol of delivery, bill of sale and other usual delivery documents requried for the registration of each Vessel under the Buyers’ flag of choice. Any closing charges to be borne equally between the Buyers and Sellers.
4. Inspections	30
The Buyers have waived their rights to inspect the Vessel and her Class Records. Thus this transaction is outright and subject only to the terms hereto.
~~a)*~~	~~The Buyers have inspected and accepted the Vessel’s classification records. The Buyers~~
~~have also inspected the Vessel at/in on~~
~~and have accepted the Vessel following this inspection and the sale is outright and definite,~~
	~~subject only to the forms and conditions of this Agreement.~~	31 32 33 34

~~b)*~~	~~The Buyers shall have the right to inspect the Vessel’s classification records and declare whether same are accepted or not within~~	35 36

	~~The Sellers shall provide for inspection of the Vessel at/in~~	37

~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the~~
~~Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred.~~
~~The Buyers shall inspect the Vessel without opening up and without cost to the Sellers.~~
~~During the inspection, the Vessel’s deck and engine log books shall be made available for~~
~~examination by the Buyers. If the Vessel is accepted after such inspection, the sale shall~~
~~become outright and definite subject only to the terms and conditions of this Agreement,~~
~~provided the Sellers receive written notice of acceptance from the Buyers within 72 hours~~
	~~after completion of such inspection.~~	38 39 40 41 42 43 44 45

~~Should notice of acceptance of the Vessel’s classification records and of the Vessel not be~~
~~received by the Sellers as aforesaid, the deposit together with interest earned shall be~~
	~~released immediately to the Buyers, whereafter this Agreement shall be null and void.~~	46 47 48

*	~~4 a) and 4b)-are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4a) to apply.~~	49 50

5. Notices, time and place of delivery		51

a)	The Sellers shall keep the Buyers well ~~informed~~ advised ~~of the~~ as to the Vessel’s ~~itinerary~~ movements and shall provide the Buyers with 30, 15, 7 and 3 days approximate notice of the estimated time of ~~arrival~~ delivery. ~~at the~~
~~intended place of drydocking/underwater inspection/delivery.~~ Sellers shall tender Notice of
Readiness only When the Vessel is at the place
of delivery and is in ~~every~~ all ~~respect~~ aspects physically ready for delivery in accordance with this
	Agreement and on successful completion of Divers’ inspection. , ~~the Sellers shall give the Buyers a written Notice of Readiness for delivery.~~	52 53 54 55 56

b)	The Vessel shall be delivered to the Buyers after Divers’ inspection, which should be carried out at the port of delivery free of cargo and taken over safely afloat at a safe and accessible berth/port or
anchorage ~~at/~~in the option of the Sellers. Vessel shall be delivered to the Buyers at a safe port worldwide
	in the Sellers’ option.	57 58 59

	Expected time of delivery; between 1st October 2008 and 1st December 2008	60

	Date of cancelling (see Clauses 5 c), 6 b) (iii) and 14): 1st December 2008 in the option of the Buyers.	61

	In the event that the Buyers are able to lift their subjects described herein prior to the 30th

September 2008 then the above laycan and cencelling dates to be brought forward by the same number of days but always giving the Sellers two clear months within which to deliver the Vessel from the time of such subjects being lifted.

c)	If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the
Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 7 running days of receipt of the notice or of accepting the new date as the new cancelling date. If the
Buyers have not declared their option within 7 running days of receipt of the Sellers’
notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling
	date stipulated in line 61.	62 63 64 65 66 67 68 69 70 71

	If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 a) and 5 c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original cancelling date.	72 73 74 75 76

d)	Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.	77 78 79

6.	Drydocking/Divers Inspection	80

~~a)**~~	~~The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good at the Sellers’ expense to the satisfaction of the Classification Society without condition/recommendation*.~~	81 82 83 84 85 86 87

b)**	(i) The Vessel is to be delivered without drydocking. However, the Buyers shall have the right at their expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. The Sellers shall at their cost make the Vessel available for such inspection. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification
Society. If the conditions at the port of delivery are unsuitable for such inspection, the
Sellers shall make the Vessel available at a suitable alternative place near to the delivery
	port.	88 89 90 91 92 93 94 95

In the event that the Divers’ inspection reveals any damage to the Vessel’s underwater parts which would impose a condition against the Vessel’s present Class and Class imposes a condition but the Vessel is not required to be repaired before her next scheduled
Drydocking, then Sellers shall pay to the Buyers the estimated cost to repair such damage in a way which is acceptable to the Class and which shall be the direct cost of the repair, excluding Drydocking costs, for such damage only and to be based on the mean of two quotations given by nearest ship yards, one chosen by the Sellers and one chosen by the
Buyers. The amount as agreed shall be deducted from the balance of the purchase money at the time of Delivery.

(ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, the repair of which cannot be postponed until the Vessel’s next scheduled Drydocking, then unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the
Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good by the Sellers at their expense to the satisfaction of the Classification Society
	without condition/recommendation*. In such event the Sellers are to pay also for the cost of	96 97 98 99 100 101 102 103 104 105

	the underwater inspection and the Classification Society’s attendance.	106

(iii) If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable dry-
docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5 b). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5 b) which shall, for the purpose of this Clause, become the new port of delivery. In such event the cancelling date provided for in Clause 5 b) shall be extended by the additional time required for the
	drydocking and extra steaming, but limited to a maximum of 14 running days.	107 108 109 110 111 112 113 114

c)	If the Vessel is drydocked pursuant to Clause ~~6 a) or~~ 6 b) above	115

(i) the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society’s rules for tailshaft survey and consistent with the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel’s class, those parts shall be renewed or made good at the Sellers’ expense to the satisfaction of the Classification Society without
	condition/recommendation*.	116 117 118 119 120 121 122 123 124 125 126 127

	(ii) the expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out, in which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses if the Buyers require the survey and parts of the system are condemned or found defective or broken so as to affect the Vessel’s class*.	128 129 130 131 132

	(iii) the expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society’s fees shall be paid by the Sellers if the Classification Society issues any condition/recommendation* as a result of the survey or if it requires survey of the tailshaft system. In all other cases the Buyers shall pay the aforesaid expenses, dues and fees.	133 134 135 136 137

	(iv) the Buyers’ representative shall have the right to be present in the drydock, but without interfering with the work or decisions of the Classification surveyor.	138 139

(v) the Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk and expense without interfering with the Sellers’ or the
Classification surveyor’s work, if any, and without affecting the Vessel’s timely delivery. If, however, the Buyers’ work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers’ work shall be for the Buyers’ risk and expense. In the event that the Buyers’ work requires such additional time, the Sellers may upon completion of the
Sellers’ work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether
	the Vessel is in drydock or not and irrespective of Clause 5 b).	140 141 142 143 144 145 146 147 148 149

*	Notes, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.	150 151

**	6 a) and 6 b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 a) to apply.	152 153
7. Spares/bunkers, etc.		154
The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board, ~~and on~~ ashore and on order without extra charge. All spare parts and spare equipment ~~including spare tail and shaft(s) and/or spare propeller(s)/propeller blade(s),~~ if any, belonging to the Vessel ~~at the time of inspection~~ used or unused, whether on board or not shall become the Buyers’ property. ~~, but spares on order are to be excluded.~~ Forwarding charges, if any, shall be for the Buyers’ account. The Sellers are not required to		155 156 157 158 159

replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. ~~The~~ All radio installation and navigational equipment shall be included in the sale without extra payment if they are the property of the Sellers. ~~Unused~~ Broached/unbroached stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.	160 161 162 163 164

The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the
Sellers’ flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers’ vessel(s), shall be excluded without compensation. ~~Captain’s~~ Master’s

Officers’ and Crew’s personal ~~belongings~~ effects, ~~including the~~ Master’s slop chest and the Vessel’s
ISM and ISPS documentation and manuals
as well as manuals prepared by the Manager of the Seller are to be excluded from the sale, as well as the following additional items (including items on hire): No hired items. All Oxygen and Acetyline bottles will be removed prior to delivery.	165 166 167 168 169

SOPEP, SOLAS training manuals, cargo securing manuals and ballast water management plans will remain on board the Vessel but the Buyer to undertake to cross out all references of those documents as to the Seller and/or the Seller’s Manager.

The Buyers shall take over and pay extra for the cost of ~~the remaining bunkers and~~ unused lubricating oils in designated storage tanks and/or
in sealed/unbroached drums ~~and pay the current~~ at Sellers’ last net ~~market~~ contract price as evidenced by Sellers’ invoices. ~~(excluding barging expenses) at the port and date~~
~~of delivery of the Vessel.~~
Payment under this Clause shall be made at the same time and place and in the same currency as
the Purchase Price.	170 171 172 173

8. Documentation	175

The place of closing: Piraeus, Greece	176
Documents to be listed in an addendum to this agreement.

~~In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with delivery documents, namely:~~	177 178
~~a)~~	~~Legal Bill of Sale in a form recordable in (the country in which the Buyers are to register the Vessel), warranting that the Vessel is free from all encumbrances, mortgages and maritime lions or any other debts or claims whatsoever, duly notarially attested and legalized by the consul of such country or other competent authority.~~	179 180 181 182

~~b)~~	~~Current Certificate of Ownership issued by the competent authorities of the flag state of the Vessel.~~	183 184

~~c)~~	~~Confirmation of Class issued within 72 hours prior to delivery.~~	185

~~d)~~	~~Current Certificate issued by the competent authorities stating that the Vessel is free from registered encumbrances.~~	186 187

~~e)~~	~~Certificate of Deletion of the Vessel from the Vessel’s registry or other official evidence of deletion appropriate to the Vessel’s registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately, a written undertaking by the Sellers to effect deletion from the Vessel’s registry forthwith and furnish a Certificate or other official evidence of deletion to the Buyers promptly and latest within 4 (four) weeks after the Purchase Price has been paid and the Vessel has been delivered.~~	188 189 190 191 192 193

~~f)~~	~~Any such additional documents as may reasonably be required by the competent authorities for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement.~~	194 195 196

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.	197 198 199

At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans etc., which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Sellers’ possession shall be promptly forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel’s log books but the Buyers to have the right to take copies of same.	200 201 202 203 204 205 206

9. Encumbrances	207

The Sellers warrant that the Vessel, at the time of delivery, is free from ~~all charters,~~ any encumbrances, taxes, liens, mortgages and ~~maritime liens or~~ any other debts or claims whatsoever. The Sellers hereby undertake
to indemnify the Buyers against all consequences of claims made against the Vessel which have
been incurred prior to the time of delivery.	208 209 210 211

10. Taxes, etc.	212

Any taxes, fees and expenses in connection with the purchase and registration under the Buyers’ flag shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ register shall be for the Sellers’ account.	213 214 215

11. Condition on delivery	216

The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of this agreement ~~inspection~~, fair wear and tear excepted.	217 218 219

However, the Vessel shall be delivered with her present class maintained and with all continuous surveys up to date, free from ~~without~~ any ~~condition~~/recommendations ~~*~~, free of average damage affecting the Vessel’s class, and with all her classification certificates and national /international trading certificates, as well as all other certificates the Vessel had at the time of this agreement ~~inspection, valid and~~ clean, valid and unextended without ~~condition/~~ recommendations ~~*~~ by Class or the relevant authorities at the time of delivery.	220 221 222 223 224

“Inspection” in this Clause 11, shall mean the Buyers’ inspection according to Clause 4 a) or 4 b), if applicable, or the Buyers’ inspection prior to the signing of this Agreement. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.	225 226 227

*	Notes, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.	228 229

12. Name/markings	230

Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.	231

13. Buyers’ default	232

Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.	233 234 235

Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers. If the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.	236 237 238 239

14. Sellers’ default	240

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5 a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 61 and new Notice of
Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately.
Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven
negligence and whether or not the Buyers cancel this Agreement.	241 242 243 244 245 246 247 248 249 250 251 252 253 254

15. Buyers’ representatives	255

After this Agreement has been signed by both parties and the 10 percent deposit has been lodged, the Buyers have the right to place two (2) representatives on board the Vessel at their sole risk and expense ~~upon~~
~~arrival at       on or about~~
These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the normal operation of the Vessel up to and including her delivery. The existing crew will provide due assistance for familiarisation. The
Buyers’ representatives shall sign the ~~Sellers’~~ usual P&I ~~letter of~~ indemnity forms requested by the
Sellers prior to their embarkation.	256 257 258 259 260 261

16. Arbitration	262
a)*	This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Acts 1950 and 1979 or any statutory modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. On the receipt by one party of the nomination in writing of the other party’s arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree
	they shall appoint an umpire whose decision shall be final.	263 264 265 266 267 268 269 270

~~b)*~~	~~This Agreement shall be governed by and construed in accordance with Title 9 of the~~
~~United State Code and the Law of the State of New York and should any dispute arise out of~~
~~this Agreement, the matter in dispute shall be referred to three persons at Now York, one to~~
~~be appointed by each of the parties hereto, and the third by the two so chosen; their~~
~~decision or that of any two of them shall be final, and for purpose of enforcing any award, this~~
~~Agreement may be made a rule of the Court.~~
~~The proceedings shall be conducted in accordance with the rules of the Society of Maritime~~
	~~Arbitrators, Inc. New York.~~	271 272 273 274 275 276 277 278

~~c)*~~	~~Any dispute arising out of this Agreement shall be referred to arbitration at, subject to the procedures applicable there. The laws of shall govern this Agreement.~~	279 280 281

*	16 a), 16 b) and 16 c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16 a) to apply.	282 283

This document is a computer generated copy of “SALEFORM 1993”, printed by authority of the Norwegian Shipbrokers’ Association, using software which is the copyright of Strategic Software Ltd. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the preprinted text of this document, the original document shall apply. The Norwegian Shipbrokers’ Association and
Strategic Software Ltd. assume no responsibility for any loss or damage caused as a result of discrepancies between the original approved document and this document.

Additional clauses to the Memorandum of Agreement dated 20th August 2008 of the sale of the m/v “IRIS II”
between “Iris Marine Carriers S.A.”, Panama (the SELLERS)
and
“Gavial Marine Corporation”, Liberia (the BUYERS)
Clause 17
The Sellers shall provide the Buyers with a letter whereby they will undertake that to the best of the Sellers’ knowledge, the Vessel under their current ownership has not been blacklisted by any nation including the Arab Boycott League.
Clause 18
The sale transaction of the Vessel includes the balance of a timecharter dated 20th
December 2007 to messrs Mitsui OSK Lines of Tokyo (she has been delivered to charterers’ service on 29th February 2008) for a period of about 59 to 61 months
(where about means 15 days) with the following hire rates:
Usd 50,000 diot for the first year
Usd 44,000 diot for the second year
Usd 42,000 diot for the third year
Usd 39,500 diot for the fourth year
Usd 34,500 diot for the fifth year
Copy of the relevant charterparty has been provided to the Buyers and has been accepted by them.
Clause 19
A Novation Agreement will be made between the Sellers as Novator, the Charterer and the Buyer as Novatee at terms and conditions to be mutually agreed between those parties to the effect that as from an agreed effective date the Novatee will step in to the shoes of the Novator in relation to the Charter.
The Novation Agreement comes into effect at anytime after the delivery of the Vessel to the Buyer and commencement of the charter to Irika Shipping S.A.
Clause 20
This transaction is subject to:
a)	The Guarantor’s Board of Director’s Approval to be lifted by latest 30th September 2008.

b)	The approval of the Buyer as new owners/managers of the Vessel by the Time Charterers to be lifted latest within 7 working days from the time when the Guarantor will lift it’s subject per paragraph a) above.
It is understood that Buyers shall take over this Charter Party in accordance with the terms of a standard Novation agreement as per Clause 19 hereabove, the consent of the parties to such terms not to be unreasonably witheld. However, in the unlikely even that the Time Charterers will not approve the Buyers as the new managers of the Vessel, Irika Shipping S.A. undertake to remain in the chain of the Charter Party on a back-to-back basis with the Charterers and the Buyers and even more to continue to be involved in the management of the Vessel (operational, technical or otherwise) so that the sale to effected irrespectively.

/s/ Julian Brynteson, H. Clarkson & Co. Ltd, Attorney in Fact	/s/ Gabriel Panayotides, Chief Executive Officer and President

For the Sellers	For the Buyers

Annex C

MEMORANDUM OF AGREEMENT	Norwegian Shipbrokers’ Association’s Memo-
randum of
Agreement for sale and purchase of
ships. Adopted by The
Baltic and International
Maritime Council (BIMCO) in 1956.
Code-name
SALEFORM 1993
Revised 1966, 1983 and 1986/87.

Dated: 20th August 2008
Sea Triumph Maritime S.A., Panama hereinafter called the Sellers, have agreed to sell, and Tunmore Shipholding Co., Liberia, a guaranteed nominee of Oceanaut Inc., Marshall Islands hereinafter called the Buyers, have agreed to buy	1 2
Name: m/v “Medi Cebu”	3
Classification Society/Class: BV Class

Built:  2002                     By: Tsuneishi Cebu Shipyard, Philippines

Flag:   Panama               Place of Registration: Panama

Call Sign: 3EMB5          Grt/Nrt: 30,011/17,843

~~Register~~ IMO Number: 9254460
4 5 6 7 8
hereinafter called the Vessel, on the following terms and conditions:	9
Definitions	10
“Banking days” are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8.	11 12
“In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.	13 14
“Classification Society” or “Class” means the Society referred to in line 4.	15
1. Purchase Price Usd 72,500,000 (United States Dollars Seventy Two Million and Five Hundred Thousand)	16
2. Deposit	17
As security for the correct fulfilment of this Agreement the Buyers shall ~~pay~~ lodge a deposit of 10% (ten per cent) of the Purchase Price within 3 (three) banking days after all subjects having been lifted and unspacking has occurred and from the date of this Agreement having been signed by both parties on a facsimile form, whichever the latter. This deposit shall be placed with the Sellers’ nominated bank	18 19 20
and shall be held by them in a joint interest bearing account for the Sellers and the Buyers, to be released in accordance
with joint written instructions of the Sellers and the Buyers. Interest, ~~if any,~~ earned on the joint account to be credited to the
Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the
Buyers. Banking fees, if any, for holding the deposit shall be split equally between the Buyers and
Sellers. Any bank charges of Sellers’ Bank to be for Sellers’ account. Any bank charges of Buyers’ bank to be for Buyers’ account.
21 22 23 24
3. Payment	25
The release of the 10 percent deposit ~~said~~ and 90 percent balance of the Purchase Price of the Vessel along with value of R.O.B. lubricants (per 7 herein) shall be paid in full free of any bank charges to
Sellers’ nominated bank
on delivery of the Vessel, but not later than 3 (three) banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and a valid Notice of Readiness has been ~~given~~ tendered by the Seller to the Buyer in accordance with
26 27 28 29

Clause 5 and the terms and conditions of this agreement, against the protocol of delivery, bill of sale and other usual delivery documents requried for the registration of each Vessel under the Buyers’
flag of choice. Any closing charges to be borne equally between the Buyers and Sellers.
4. Inspections	30
The Buyers have waived their rights to inspect the Vessel and her Class Records. Thus this transaction is outright and subject only to the terms hereto.
~~a)*~~	~~The Buyers have inspected and accepted the Vessel’s classification records. The Buyers have also inspected the Vessel at/in on  and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.~~	31 32 33 34

~~b)*~~	~~The Buyers shall have the right to inspect the Vessel’s classification records and declare whether same are accepted or not within~~	35 36

	~~The Sellers shall provide for inspection of the Vessel at/in~~	37

~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the~~
~~Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred.~~
~~The Buyers shall inspect the Vessel without opening up and without cost to the Sellers.~~
~~During the inspection, the Vessel’s dock and engine log books shall be made available for~~
~~examination by the Buyers, If the Vessel is accepted after such inspection, the sale shall~~
~~become outright and definite, subject only to the terms and conditions of this Agreement,~~
~~provided the Sellers receive written notice of acceptance from the Buyers within 72 hours~~
~~after completion of such inspection.~~
~~Should notice of acceptance of the Vessel’s classification records and of the Vessel not be~~
~~received by the Sellers as aforesaid, the deposit together with interest earned shall be~~
	~~released immediately to the Buyers, whereafter this Agreement shall be null and void.~~	38 39 40 41 42 43 44 45 46 47 48

~~*~~	~~4 a) and 4b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4a) to apply.~~	49 50

5.	Notices, time and place of delivery	51

a)	The Sellers shall keep the Buyers well ~~informed~~ advised ~~of the~~ as to the Vessel’s ~~itinerary~~
movements and shall
provide the Buyers with 30 ,15 , 7 and 3 days approximate notice of the estimated time of
~~arrival~~ delivery. ~~at the~~
~~intended place of drydocking/underwater inspection/delivery~~. Sellers shall tender Notice of
Readiness only When the Vessel is at the place
of delivery and is in ~~every~~ all ~~respect~~ aspects physically ready for delivery in accordance with this Agreement and on successful completion of Divers’ inspection. , ~~the Sellers shall give the~~
	~~Buyers a written Notice of Readiness for delivery~~.	52 53 54 55 56

b)	The Vessel shall be delivered to the Buyers after Divers’ inspection, which should be carried out at the port of delivery free of cargo and taken over safely afloat at a safe and accessible berth/port or
anchorage ~~at~~/in the option of the Sellers. Vessel shall be delivered to the Buyers at a safe
	port worldwide	57 58

	in the Sellers’ option.	59

	Expected time of delivery: between 1st October 2008 and 1st December 2008	60

	Date of cancelling (see Clauses 5 c), 6 b) (iii) and 14): 1st December 2008 in the option of the Buyers.	61

	In the event that the Buyers are able to lift their subjects described herein prior to the 30th

September 2008 then the above laycan and cencelling dates to be brought forward by the same number of days but always giving the Sellers two clear months within which to deliver the Vessel from the time of such subjects being lifted.
c)	If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the
Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 7 running days of receipt of the notice or of accepting the new date as the new cancelling date. If the
Buyers have not declared their option within 7 running days of receipt of the Sellers’
notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification shall be deemed to be the new cancelling
date and shall be substituted for the cancelling date stipulated in line 61.	62 63 64 65 66 67 68 69 70 71

If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 a) and 5 c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by
the original cancelling date.	72 73 74 75 76
d)	Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers
	whereafter this Agreement shall be null and void.	77 78 79

6.	Drydocking/Divers Inspection	80

~~a)**~~	 ~~The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the~~
~~Classification Society of the Vessel’s underwater parts below the deepest load line, the~~
~~extent of the inspection being in accordance with the Classification Society’s rules. If the~~
~~rudder, propeller, bottom or other underwater ports below the deepest load line are found~~
~~broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made~~
~~good at tho Sellers’ expense to the satisfaction of the Classification Society without~~
	~~condition/recommendation*.~~	81 82 83 84 85 86 87

b)**	(i) The Vessel is to be delivered without drydocking. However, the Buyers shall have the right at their expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. The Sellers shall at their cost make the Vessel available for such inspection. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification
Society. If the conditions at the port of delivery are unsuitable for such inspection, the Sellers shall make the Vessel available at a suitable alternative place near to the delivery
	port.	88 89 90 91 92 93 94 95

In the event that the Divers’ inspection reveals any damage to the Vessel’s underwater parts which would impose a condition against the Vessel’s present Class and Class imposes a condition but the Vessel is not required to be repaired before her next scheduled
Drydocking, then Sellers shall pay to the Buyers the estimated cost to repair such damage in a way which is acceptable to the Class and which shall be the direct cost of the repair, excluding Drydocking costs, for such damage only and to be based on the mean of two quotations given by nearest ship yards, one chosen by the Sellers and one chosen by the
Buyers. The amount as agreed shall be deducted from the balance of the purchase money at the time of Delivery.

(ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, the repair of which cannot be postponed until the Vessel’s next scheduled Drydocking, then unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the
Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good by the Sellers at their expense to the satisfaction of the Classification Society
	without condition/recommendation*. In such event the Sellers are to pay also for the cost of	96 97 98 99 100 101 102 103 104 105

the underwater inspection and the Classification Society’s attendance.	106
(iii) If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable dry-
docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5 b). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5 b) which shall, for the purpose of this Clause, become the new port of delivery. In such event the cancelling date provided for in Clause 5 b) shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of 14 running days.
107 108 109 110 111 112 113 114
c)	If the Vessel is drydocked pursuant to Clause 6 a) or 6 b) above	115

(i) the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society’s rules for tailshaft survey and consistent with the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel’s class, those parts shall be renewed or made good at the Sellers’ expense to the satisfaction of the Classification Society without condition/recommendation*.
116 117 118 119 120 121 122 123 124 125 126 127
(ii) the expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out, in which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses if the Buyers require the survey and parts of the system are condemned or found defective or broken so as to affect the Vessel’s class*.
128 129 130 131 132
(iii) the expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society’s fees shall be paid by the Sellers if the Classification Society issues any condition/recommendation* as a result of the survey or if it requires survey of the tailshaft system. In all other cases the Buyers shall pay the aforesaid expenses, dues and fees.
133 134 135 136 137
(iv) the Buyers’ representative shall have the right to be present in the drydock, but without interfering with the work or decisions of the Classification surveyor.	138 139
(v) the Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk and expense without interfering with the Sellers’ or the
Classification surveyor’s work, if any, and without affecting the Vessel’s timely delivery. If, however, the Buyers’ work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers’ work shall be for the Buyers’ risk and expense. In the event that the Buyers’ work requires such additional time, the Sellers may upon completion of the
Sellers’ work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether the Vessel is in drydock or not and irrespective of Clause 5 b).
140 141 142 143 144 145 146 147 148 149
*	Notes, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.	150 151

**	6 a) and 6 b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 a) to apply.	152 153

7.	Spares/bunkers, etc.	154

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board, ~~and on~~
ashore and on order without extra charge. All spare parts and spare equipment ~~including spare~~
~~tail and shaft(s) and/or spare~~
~~propeller(s)/propeller blade(s),~~ if any, belonging to the Vessel ~~at the time of inspection~~ used or unused, whether on board or not shall become the Buyers’ property. ~~but spares on order are to be~~
~~excluded.~~ Forwarding charges, if any, shall be for the Buyers’ account. The Sellers are not required to
155 156 157 158 159

replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. ~~The~~ All radio installation and navigational equipment shall be included in the sale
160 161 162
without extra payment if they are the property of the Sellers. ~~Unused~~ Broached/unbroached stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.	163 164
The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the
Sellers’ flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers’ vessel(s), shall be excluded without compensation. ~~Captain’s~~ Master’s
165 166 167
Officers’ and Crew’s personal ~~belongings~~ effects, ~~including the~~ Master’s slop chest and the Vessel’s
ISM and ISPS documentation and manuals as well as manuals prepared by the Manager of the Seller are to be excluded from the sale,
as well as the following additional items (including items on hire): No hired items. All Oxygen and
Acetyline bottles will be removed prior to delivery.
168 169
SOPEP, SOLAS training manuals, cargo securing manuals and ballast water management plans will remain on board the Vessel but the Buyer to undertake to cross out all references of those documents as to the Seller and/or the Seller’s Manager.

The Buyers shall take over and pay extra for the cost of ~~the remaining bunkers and~~ unused lubricating oils in designated storage tanks and/or
in sealed/unbroached drums ~~and pay the current~~ at Sellers’ last net ~~market~~ contract price as evidenced by Sellers’ invoices, ~~(excluding barging expenses) at the port and date~~
~~of delivery of the Vessel.~~
170 171 172
Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.	173 174
8.	Documentation	175

The place of closing: Piraeus, Greece	176
Documents to be listed in an addendum to this agreement.
~~In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with delivery documents, namely:~~	177 178
~~a)~~	~~Legal Bill of Sale in a form recordable in (the country in which the Buyers are~~
~~to register the Vessel), warranting that the Vessel is free from all encumbrances, mortgages~~
~~and maritime liens or any other debts or claims whatsoever, duly notarially attested and~~
	~~legalized by the consul of such country or other competent authority.~~	179 180 181 182

~~b)~~	~~Current Certificate of Ownership issued by the competent authorities of the flag state of the Vessel.~~	183 184

~~c)~~	~~Confirmation of Class issued within 72 hours prior- to delivery.~~	185

~~d)~~	~~Current Certificate issued by the competent authorities stating that the Vessel is free from registered encumbrances.~~	186 187

~~e)~~	~~Certificate of Deletion of the Vessel from the Vessel’s registry or other official evidence of~~
~~deletion appropriate to the Vessel’s registry at the time of delivery, or, in the event that the~~
~~registry does not as a matter of practice issue such documentation immediately, a written~~
~~undertaking by the Sellers to effect deletion from the Vessel’s registry forthwith and furnish a~~
~~Certificate or other official evidence of deletion to the Buyers promptly and latest within 4~~
	~~(four) weeks after the Purchase Price has been paid and the Vessel has been delivered.~~	188 189 190 191 192 193

~~f)~~	~~Any such additional documents as may reasonably be required by the competent authorities~~
~~for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such~~
	~~documents as soon as possible after the date of this Agreement.~~	194 195 196

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.	197 198 199
At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans etc., which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Sellers’ possession shall be promptly forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel’s log books but the Buyers to have the right to take copies of same.	200 201 202 203 204 205 206
9. Encumbrances	207
The Sellers warrant that the Vessel, at the time of delivery, is free from ~~all charters~~, any encumbrances, taxes, liens, mortgages and ~~maritime lions or~~ any other debts or claims whatsoever. The Sellers hereby undertake
to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.
208 209 210 211
10. Taxes, etc.	212
Any taxes, fees and expenses in connection with the purchase and registration under the Buyers’ flag shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ register shall be for the Sellers’ account.	213 214 215
11. Condition on delivery	216
The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of this agreement ~~inspection~~, fair wear and tear excepted.	217 218 219
However, the Vessel shall be delivered with her present class maintained and with all continuous surveys up to date, free from ~~without~~ any ~~condition~~/recommendations *, free of average damage affecting the Vessel’s class, and with all her classification certificates and national/international trading certificates, as well as all other certificates the Vessel had at the time of this agreement ~~inspection, valid and~~
clean, valid and unextended without ~~condition~~/ recommendations* by Class or the relevant authorities at the time of
delivery.
220 221 222 223 224
“Inspection” in this Clause 11, shall mean the Buyers’ inspection according to Clause 4 a) or 4 b), if applicable, or the Buyers’ inspection prior to the signing of this Agreement. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.	225 226 227

*	Notes, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.	228 229

12. Name/markings	230
Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.	231
13. Buyers’ default	232
Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.	233 234 235
Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers. If the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.	236 237 238 239

14. Sellers’ default
Should the Sellers fail to give Notice of Readiness in accordance with Clause 5 a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 61 and new Notice of
Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately.
240 241 242 243 244 245 246 247 248 249 250
Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.	251 252 253 254
15. Buyers’ representatives	255
After this Agreement has been signed by both parties and the 10 percent deposit has been lodged, the
Buyers
have the right to place two (2)representatives on board the Vessel at their sole risk and expense ~~upon~~
~~arrival at                     on or about~~.
These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the normal operation of the Vessel up to and including her delivery. The existing crew will provide due assistance for familiarisation.
The Buyers’ representatives shall sign the ~~Sellers’~~ usual P&I ~~letter of~~ indemnity forms requested by the
Sellers prior to their embarkation.
256 257 258 259 260 261
16. Arbitration	262
a)*	This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Acts 1950 and 1979 or any statutory modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. On the receipt by one party of the nomination in writing of the other party’s arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree
	they shall appoint an umpire whose decision shall be final.	263 264 265 266 267 268 269 270

~~b)*~~	~~This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the Law of the State of New York and should any dispute arise out of this Agreement, the matter in dispute shall be referred to three persons at Now York, one to bo appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for purpose of enforcing any award, this Agreement may be made a rule of the Court.~~ 	271 272 273 274 275 276

	~~The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc. New York.~~	277 278

~~c)*~~	~~Any dispute arising out of this Agreement shall be referred to arbitration at  subject to the procedures applicable there. The laws of shall govern this Agreement.~~	279 280 281

*	16 a), 16 b) and 16 c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16 a) to apply.	282 283

This document is a computer generated copy of “SALEFORM 1993”, printed by authority of the Norwegian Shipbrokers’ Association, using software which is the copyright of Strategic Software Ltd. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the preprinted text of this document, the original document shall apply. The Norwegian Shipbrokers’ Association and Strategic Software Ltd. assume no responsibility for any loss or damage caused as a result of discrepancies between the original approved document and this document.

Additional clauses to the Memorandum of Agreement dated 20th August 2008 of the sale of the m/v “MEDI CEBU”
between “Sea Triumph Maritime S.A.”, Panama (the SELLERS)
and
“Tunmore Shipholding Co.”, Liberia (the BUYERS)
Clause 17
The Sellers shall provide the Buyers with a letter whereby they will undertake that to the best of the Sellers’ knowledge, the Vessel under their current ownership has not been blacklisted by any nation including the Arab Boycott League.
Clause 18
The sale of the vessel includes a timecharter to Irika Shipping S.A. as charterers of the city of Piraeus, commencing immediately upon delivery of the Vessel to the Buyers
(assuming that she is immediately capable of rendering the services required under the charterparty) for a period of min 35 months max 37 months, exact period in chopt, at a flat rate of Usd 42,000 per day less a total of 5pct commission being further fixed on a back to back basis as to the details only to messrs Cargill International S.A. of
Geneva.
Clause 19
It is understood that Irika Shipping S.A. undertake after delivery of the Vessel to use their best endeavours to approach messrs Cargill International S.A. of Geneva in order to obtain their agreement to novate the said charter from Irika Shipping S.A.
In the event that Cargill agree same, a novation agreement is to be signed between
Buyers, Irika Shipping S.A. and Cargill S.A.
The Novation Agreement will come in to effect at anytime after the delivery of the vessel to the Buyers and commencement of the respective charter to Irika Shipping
S.A.
As security for the full and prompt performance of this charter Irika Shipping S.A.
will furnish the Buyers as beneficiaries with a first class bank guaranee in the amount of Usd 7,500,000 (United States Dollars Seven Million Five Hundred Thousand)
which will be valid for the period from the time the Vessel is delivered to the Buyers with the Irika Shipping S.A. charter attached until the time of novation of the charter to Cargill International S.A.
In the event that Cargill do not consent to novating the Charter, then the Charter between Buyers and Irika Shipping S.A. will remain in full force and effect and the performance guarantee will remain valid until one of the following events occur
(whichever the earliest):
a) redelivery of the Vessels to the Bueyrs under the terms of the charters with
Irika Shipping S.A.
b) Irretrievable or other kind of loss of the Vessel which will give rise to a premature termination of the subject Charter Party with Irika Shipping S.A.
c) The return of the original of this letter at any time by the beneficiary for cancellation.
Clause 20
This transaction is subject to the Guarantor’s Board of Director’s Approval which is to be lifted by latest 30th September 2008.

/s/ Julian Brynteson, H. Clarkson & Co. Ltd, Attorney in Fact	/s/ Gabriel Panayotides, Chief Executive Officer and President

For the Sellers	For the Buyers

Annex D

MEMORANDUM OF AGREEMENT	Norwegian Shipbrokers’ Association’s Memo- randum of Agreement for sale and purchase of ships. Adopted by The Baltic and International Maritime Council (BIMCO)in 1956. Code-name
SALEFORM 1993
Revised 1966, 1983 and 1986/87.

Dated: 20th August 2008
Three Stars Maritime S.A., Panama hereinafter called the Sellers, have agreed to sell, and	1
Skelton Maritime Ltd., Liberia, a guaranteed nominee of Oceanaut Inc., Marshall Islands hereinafter called the Buyers, have agreed to buy	2

Name: m/v “Three Stars”	3
Classification Society/Class: LR Class Built: 2005 By: Hudong Zhonghua Shipyard, China Flag: Panamax Place of Registration: Panama Call Sign: 3ELI2 Grt/Nrt: 40,524/26,145 ~~Register~~ IMO Number: 9283655	4 5 6 7 8
hereinafter called the Vessel, on the following terms and conditions:	9
Definitions	10
“Banking days” are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8.	11 12
“In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.	13 14
“Classification Society” or “Class” means the Society referred to in line 4.	15
1. Purchase Price Usd 93,500,000 (United States Dollars Ninety Three Million and Five Hundred Thousand)	16
2. Deposit	17
As security for the correct fulfilment of this Agreement the Buyers shall ~~pay~~ lodge a deposit of 10%
(ten per cent) of the Purchase Price within 3 (three) banking days after all subjects having been lifted and unspacking has occurred and from the date of this
Agreement having been signed by both parties on a facsimile form, whichever the latter. This deposit shall be placed with the Sellers’ nominated bank
18 19 20
and shall be held by them in a joint interest bearing account for the Sellers and the Buyers, to be released in accordance
with joint written instructions of the Sellers and the Buyers. Interest~~, if any,~~ earned on the joint account to be credited to the
Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the
Buyers. Banking fees, if any, for holding the deposit shall be split equally between the Buyers and
Sellers. Any bank charges of Sellers’ Bank to be for Sellers’ account. Any bank charges of Buyers’
bank to be for Buyers’ account.
21 22 23 24
3. Payment	25
The release of the 10 percent deposit ~~said~~ and 90 percent balance of the Purchase Price of the Vessel along with value of R.O.B. lubricants (per 7 herein) shall be paid in full free of any bank charges to
Sellers’ nominated bank
on delivery of the Vessel, but not later than 3 (three) banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and a valid Notice of Readiness has been ~~given~~ tendered by the Seller to the Buyer in accordance with
26 27 28 29

Clause 5 and the terms and conditions of this agreement, against the protocol of delivery, bill of sale and other usual delivery documents required for the registration of each Vessel under the Buyers’
flag of choice. Any closing charges to be borne equally between the Buyers and Sellers.

4. Inspections	30
The Buyers have waived their rights to inspect the Vessel and her Class Records. Thus this transaction is outright and subject only to the terms hereto.
~~a)*~~	~~The Buyers have inspected and accepted the Vessel’s classification records. The Buyers~~
~~have also inspected the Vessel at/in                            on~~
~~and have accepted the Vessel following this inspection and the sale is outright and definite,~~
	~~subject only to the terms and conditions of this Agreement.~~	31 32 33 34

~~b)*~~	~~The Buyers shall have the right to inspect the Vessel’s classification rocords and declare whether same are accepted or not within~~	35 36

	~~The Sellers shall provide for inspection of the Vessel at/in~~	37

~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the~~
~~Buyers cause undue delay they shall compensate the Sellers for the looses thereby incurred.~~
~~The Buyers shall inspect the Vessel without opening up and without cost to the Sellers.~~
~~During the inspection, the Vessel’s dock and engine log books shall be made available for~~
~~examination by the Buyers. If the Vessel is accepted after such inspection, the sale shall~~
~~become outright and definite, subject only to the terms and conditions of this Agreement,~~
~~provided the Sellers receive written notice of acceptance from the Buyers within 72 hours~~
	~~after completion of such inspection.~~	38 39 40 41 42 43 44 45

~~Should notice of acceptance of the Vessel’s classification records and of the Vessel not be~~
~~received by the Sellers as aforesaid, the deposit together with interest earned shall be~~
	~~released immediately to the Buyers, whereafter this Agreement shall be null and void.~~	46 47 48

~~*~~	~~4 a) and 4b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4a) to apply.~~	49 50
5.	Notices, time and place of delivery	51
a)	The Sellers shall keep the Buyers well ~~informed~~ advised ~~of the~~ as to the Vessel’s ~~itinerary~~
movements and shall
provide the Buyers with 30, 15, 7 and 3 days approximate notice of the estimated time of
~~arrival~~ delivery, ~~at the~~
~~intended place of drydocking/underwater inspection/delivery.~~ Sellers shall tender Notice of
Readiness only When the Vessel is at the place
of delivery and is in ~~every~~ all ~~respect~~ aspects physically ready for delivery in accordance with this
Agreement and on successful completion of Divers’ inspection. ,~~the Sellers shall give the~~
~~Buyers a written Notice of Readiness for delivery.~~	52 53 54 55 56

b)	The Vessel shall be delivered to the Buyers after Divers’ inspection, which should be carried out at the port of delivery free of cargo and taken over safely afloat at a safe and accessible berth/port or
anchorage ~~at/~~ in the option of the Sellers. Vessel shall be delivered to the Buyers at a safe
port worldwide	57 58

in the Sellers’ option.	59

Expected time of delivery: between 1st October 2008 and 1st December 2008	60

Date of cancelling (see Clauses 5 c), 6 b) (iii) and 14): 1st December 2008 in the option of the Buyers.	61

In the event that the Buyers are able to lift their subjects described herein prior to the 30th

September 2008 then the above laycan and cencelling dates to be brought forward by the same number of days but always giving the Sellers two clear months within which to deliver the Vessel from the time of such subjects being lifted.

c)	If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the
Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 7 running days of receipt of the notice or of accepting the new date as the new cancelling date. If the
Buyers have not declared their option within 7 running days of receipt of the Sellers’
notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling
	date stipulated in line 61.	62 63 64 65 66 67 68 69 70 71

If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 a) and 5 c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by
	the original cancelling date.	72 73 74 75 76

d)	Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers
	whereafter this Agreement shall be null and void.	77 78 79

6.	Drydocking/Divers Inspection	80

~~a)**~~	~~The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the~~
~~Classification Society of the Vessel’s underwater parts below the deepest load line, the~~
~~extent of the inspection being in accordance with the Classification Society’s rules. If the~~
~~rudder, propeller, bottom or other underwater parts below the deepest load line are found~~
~~broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made~~
~~good at the Sellers’ expense to the satisfaction of the Classification Society without~~
	~~condition/recommendation*.~~	81 82 83 84 85 86 87

b)**	(i) The Vessel is to be delivered without drydocking. However, the Buyers shall have the right at their expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. The Sellers shall at their cost make the Vessel available for such inspection. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification
Society. If the conditions at the port of delivery are unsuitable for such inspection, the
Sellers shall make the Vessel available at a suitable alternative place near to the delivery
	port.	88 89 90 91 92 93 94 95

In the event that the Divers’ inspection reveals any damage to the Vessel’s underwater parts which would impose a condition against the Vessel’s present Class and Class imposes a condition but the Vessel is not required be repaired before her next scheduled Drydocking, then Sellers shall pay to the Buyers the estimated cost to repair such damage in a way which is acceptable to the Class and which shall be the direct cost of the repair, excluding
Drydocking costs, for such damage only and to be based on the mean of two quotations given by nearest ship yards, one chosen by the Sellers and one chosen by the Buyers. The amount as agreed shall be deducted from the balance of the purchase money at the time of
Delivery.

(ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, the repair of which cannot be postponed until the Vessel’s next scheduled Drydocking, then unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the
Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good by the Sellers at their expense to the satisfaction of the Classification Society
	without condition/recommendation*. In such event the Sellers are to pay also for the cost of	96 97 98 99 100 101 102 103 104 105

	the underwater inspection and the Classification Society’s attendance.	106

(iii) If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable dry-
docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5 b). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5 b) which shall, for the purpose of this Clause, become the new port of delivery. In such event the cancelling date provided for in Clause 5 b) shall be extended by the additional time required for the
	drydocking and extra steaming, but limited to a maximum of 14 running days.	107 108 109 110 111 112 113 114

c)	If the Vessel is drydocked pursuant to Clause 6 a) or 6 b) above	115

(i) the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society’s rules for tailshaft survey and consistent with the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel’s class, those parts shall be renewed or made good at the Sellers’ expense to the satisfaction of the Classification Society without
	condition/recommendation*.	116 117 118 119 120 121 122 123 124 125 126 127

(ii) the expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out, in which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses if the Buyers require the survey and parts of the system are condemned or found defective
	or broken so as to affect the Vessel’s class*.	128 129 130 131 132

(iii) the expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society’s fees shall be paid by the Sellers if the Classification Society issues any condition/recommendation* as a result of the survey or if it requires survey of the tailshaft system. In all other cases the Buyers
	shall pay the aforesaid expenses, dues and fees.	133 134 135 136 137

	(iv) the Buyers’ representative shall have the right to be present in the drydock, but without interfering with the work or decisions of the Classification surveyor.	138 139

(v) the Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk and expense without interfering with the Sellers’ or the
Classification surveyor’s work, if any, and without affecting the Vessel’s timely delivery. If, however, the Buyers’ work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers’ work shall be for the Buyers’ risk and expense. In the event that the Buyers’ work requires such additional time, the Sellers may upon completion of the
Sellers’ work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether
	the Vessel is in drydock or not and irrespective of Clause 5 b).	140 141 142 143 144 145 146 147 148 149

*	Notes, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.	150 151

**	6 a) and 6 b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 a) to apply.	152 153

7. Spares/bunkers, etc.		154
The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board, ~~and on~~
ashore and on order without extra charge. All spare parts and spare equipment ~~including spare~~
~~tail end shaft(s) and/or spare~~
~~propeller(s)/propeller blade(s),~~ if any, belonging to the Vessel ~~at the time of inspection~~ used or unused, whether on board or not shall become the Buyers’ property. ~~but spares on order are to be~~
~~excluded.~~ Forwarding charges, if any, shall be for the Buyers’ account. The Sellers are not required to
155 156 157 158 159

\

replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. ~~The~~ All radio installation and navigational equipment shall be included in the sale
without extra payment if they are the property of the Sellers. ~~Unused~~ Broached/unbroached stores and provisions shall be
included in the sale and be taken over by the Buyers without extra payment.
160 161 162 163 164
The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the
Sellers’ flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers’ vessel(s), shall be excluded without compensation. ~~Captain’s~~ Master’s
165 166 167
Officers’ and Crew’s personal ~~belongings~~ effects, ~~including the~~ Master’s slop chest and the Vessel’s
ISM and ISPS documentation and manuals as well as manuals prepared by the Manager of the
Seller are to be excluded from the sale,
as well as the following additional items (including items on hire): No hired items. All Oxygen and
Acetyline bottles will be removed prior to delivery.
168 169
SOPEP, SOLAS training manuals, cargo securing manuals and ballast water management plans will remain on board the Vessel but the Buyer to undertake to cross out all references of those documents as to the Seller and/or the Seller’s Manager.

The Buyers shall take over and pay extra for the cost of ~~the remaining bunkers and~~ unused lubricating oils in designated storage tanks and/or
in sealed/unbroached drums ~~and pay the current~~ at Sellers’ last net ~~market~~ contract price as evidenced by Sellers’ invoices. (~~excluding barging expenses) at the port and date~~
~~of delivery of the Vessel.~~
Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.
170 171 172 173 174
8. Documentation	175

The place of closing: Piraeus, Greece	176
Documents to be listed in an addendum to this agreement.
~~In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with delivery documents, namely:~~	177 178
~~a)~~	~~Legal Bill of Sale in a form recordable in (the country in which the Buyers are~~
~~to register the Vessel), warranting that the Vessel is free from all encumbrances, mortgages~~
~~and maritime liens or any other debts or claims whatsoever, duly notarially attested and~~
	~~legalized by the consul of such country or other competent authority.~~	179 180 181 182

~~b)~~	~~Current Certificate of Ownership issued by the competent authorities of the flag state of the Vessel.~~	183 184

~~c)~~	~~Confirmation of Class issued within 72 hours prior to delivery.~~	185

~~d)~~	~~Current Certificate issued by the competent authorities stating that the Vessel is free from registered encumbrances.~~	186 187

~~e)~~	~~Certificate of Deletion of the Vessel from the Vessel’s registry or other official evidence of~~
~~deletion appropriate to the Vessel’s registry at the time of delivery, or, in the event that the~~
~~registry does not as a matter of practice issue such documentation immediately, a written~~
~~undertaking by the Sellers to effect deletion from the Vessel’s registry forthwith and furnish a~~
~~Certificate or other official evidence of deletion to the Buyers promptly and latest within 4~~
	~~(four) weeks after the Purchase Price has been paid and the Vessel has been delivered.~~	188 189 190 191 192 193

~~f)~~	~~Any such additional documents as may reasonably be required by the competent authorities for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement.~~	194 195 196

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.	197 198 199
At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans etc., which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Sellers’ possession shall be promptly forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel’s log books but the Buyers to have the right to take copies of same.	200 201 202 203 204 205 206
9. Encumbrances	207
The Sellers warrant that the Vessel, at the time of delivery, is free from ~~all charters,~~ any encumbrances, taxes, liens, mortgages and ~~maritime liens or~~ any other debts or claims whatsoever. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.	208 209 210 211
10. Taxes, etc.	212
Any taxes, fees and expenses in connection with the purchase and registration under the Buyers’ flag shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ register shall be for the Sellers’ account.	213 214 215
11. Condition on delivery	216
The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of this agreement ~~inspection~~, fair wear and tear excepted.	217 218 219
However, the Vessel shall be delivered with her present class maintained and with all continuous surveys up to date, free from ~~without~~ any ~~condition/~~recommendations~~*~~, free of average damage affecting the Vessel’s class, and with all her classification certificates and national/international trading certificates, as well as all other certificates the Vessel had at the time of this agreement ~~inspection, valid and~~
clean, valid and unextended without ~~condition~~/ recommendations ~~*~~ by Class or the relevant authorities at the time of
delivery.
220 221 222 223 224
“Inspection” in this Clause 11, shall mean the Buyers’ inspection according to Clause 4 a) or 4 b), if applicable, or the Buyers’ inspection prior to the signing of this Agreement. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.	225 226 227
*	Notes, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.	228 229

12. Name/markings	230
Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.	231
13. Buyers’ default	232
Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.	233 234 235
Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers. If the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.	236 237 238 239

14. Sellers’ default	240
Should the Sellers fail to give Notice of Readiness in accordance with Clause 5 a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 61 and new Notice of
Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately.
241 242 243 244 245 246 247 248 249 250
Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.	251 252 253 254
15. Buyers’ representatives	255
After this Agreement has been signed by both parties and the 10 percent deposit has been lodged, the
Buyers
have the right to place two (2) representatives on board the Vessel at their sole risk and expense ~~upon~~
~~arrival at                 on or about~~
256 257 258
These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the normal operation of the Vessel up to and including her delivery. The existing crew will provide due assistance for familiarisation. The
Buyers’ representatives shall sign the ~~Sellers’~~ usual P&I ~~letter of~~ indemnity forms requested by the
Sellers prior to their embarkation.
259 260 261
16. Arbitration	262
a)*	This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Acts 1950 and 1979 or any statutory modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. On the receipt by one party of the nomination in writing of the other party’s arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree
	they shall appoint an umpire whose decision shall be final.	263 264 265 266 267 268 269 270

~~b)*~~	~~This Agreement shall be governed by and construed in accordance with Title 9 of the~~
~~United States Code and the Law of the State of New York and should any dispute arise out of~~
~~this Agreement, the matter in dispute shall be referred to three persons at New York, one to~~
~~be appointed by each of the parties hereto, and the third by the two so chosen; their~~
~~decision or that of any two of them shall be final, and for purpose of enforcing any award, this~~
	~~Agreement may be made a rule of the Court.~~	271 272 273 274 275 276

	~~The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc. New York.~~	277 278

~~c)*~~	 ~~Any dispute arising out of this Agreement shall be referred to arbitration at , subject to the procedures applicable there. The laws of shall govern this Agreement.~~	279 280 281

*	16 a), 16 b) and 16 c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16 a) to apply.	282 283

This document is a computer generated copy of “SALEFORM 1993”, printed by authority of the Norwegian Shipbrokers’ Association, using software which is the copyright of Strategic Software Ltd. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the preprinted text of this document, the original document shall apply. The Norwegian Shipbrokers’ Association and Strategic Software Ltd. assume no responsibility for any loss or damage caused as a result of discrepancies between the original approved document and this document.

Additional clauses to the Memorandum of Agreement dated 20th August 2008 of the sale of the m/v “THREE STARS”
between “Three Stars Maritime S.A.”, Panama (the SELLERS)
and
“Skelton Maritime Ltd.”, Liberia (the BUYERS)
Clause 17
The Sellers shall provide the Buyers with a letter whereby they will undertake that to the best of the Sellers’ knowledge, the Vessel under their current ownership has not been blacklisted by any nation including the Arab Boycott League.
Clause 18
The sale transaction of the Vessel includes a timecharter to Irika Shipping S.A. as
Charterers of the city of Piraeus commencing immediately upon delivery of the
Vessel to the Buyers (assuming that she is immediately capable of rendering the services required under the charterparty) for a period of min 35 months max 37 months, exact period in chopt, at a flat rate of Usd 60,000 per day less a total of 5pct commission, being further fixed on a back to back basis as to the details only to messrs Cargil International S.A. of Geneva.
Clause 19
It is understood that Irika Shipping S.A. undertake after delivery of the Vessel to use their best endeavours to approach messrs Cargill International S.A. of Geneva in order to obtain their agreement to novate the said charter from Irika Shipping S.A.
In the event that Cargill agree same, a novation agreement is to be signed between
Buyers, Irika Shipping S.A. and Cargill S.A.
The Novation Agreement will come in to effect at anytime after the delivery of the vessel to the Buyers and commencement of the respective charter to Irika Shipping
S.A.
As security for the full and prompt performance of this charter Irika Shipping S.A.
will furnish the Buyers as beneficiaries with a first class bank guaranee in the amount of Usd 7,500,000 (United States Dollars Seven Million Five Hundred Thousand)
which will be valid for the period from the time the Vessel is delivered to the Buyers with the Irika Shipping S.A. charter attached until the time of novation of the charter to Cargill International S.A.
In the event that Cargill do not consent to novating the Charter, then the Charter between Buyers and Irika Shipping S.A. will remain in full force and effect and the performance guarantee will remain valid until one of the following events occur
(whichever the earliest):
a) redelivery of the Vessels to the Buyers under the terms of the charters with
Irika Shipping S.A.
b) Irretrievable or other kind of loss of the Vessel which will give rise to a premature termination of the subject Charter Party with Irika Shipping S.A.
c) The return of the original of this letter at any time by the beneficiary for cancellation.
Clause 20
This transaction is subject to the Guarantor’s Board of Director’s Approval which to be lifted by latest 30th September 2008.

/s/ Julian Brynteson, H. Clarkson & Co. Ltd, Attorney in Fact	/s/ Gabriel Panayotides, Chief Executive Officer and President

For the Sellers	For the Buyers

Annex E

ADDENDUM NO. 1
To the Memorandum of Agreement dated 20th August 2008
(the “Contract”)
Between
ACHILLES MANAGEMENT S.A. Panama
(the “Sellers”)
And
RAMAN INVESTMENTS LTD., Liberia
A guaranteed nominee of Oceanaut Inc., Marshall Islands
(the “Buyers”)
In respect of m/v “ACHILLES II”
(the “Vessel”)

It is Hereby agreed between the Buyers and Sellers that the lifting of the Guarantor’s Board of Director’s Approval referred to in Clause 20 of the Memorandum of Agreement shall be extended from the 30th of September 2008 until latest 31st of October 2008.

In this respect, the delivery laycan referred to in Clause 5 of the Memorandum of Agreement shall be extended from 1st October / 1st December 2008 to 1st November / 31st December 2008 and the cancelling date shall also be extended until 31st of December 2008 in the Buyers’ option.

All other terms and conditions of the above mentioned Contract remain unaltered and in full force.

In witness thereof the parties have caused this Addendum No. 1 to be signed this 5th day of September 2008

For the Sellers	For the Buyers

/s/ Toby English, H. Clarkson & Co. Ltd., Director	/s/ Gabriel Panayotides, Chief Executive Officer and President

E-1

Annex F

ADDENDUM NO. 1
To the Memorandum of Agreement dated 20th August 2008
(the “Contract”)
Between
IRIS MARINE CARRIERS S.A. Panama
(the “Sellers”)
And
GAVIAL MARINE CORPORATION., Liberia
A guaranteed nominee of Oceanaut Inc., Marshall Islands
(the “Buyers”)
In respect of m/v “IRIS II”
(the “Vessel”)

It is Hereby agreed between the Buyers and Sellers that the lifting of the Guarantor’s Board of Director’s Approval referred to in Clause 20 of the Memorandum of Agreement shall be extended from the 30th of September 2008 until latest 31st of October 2008.

In this respect, the delivery laycan referred to in Clause 5 of the Memorandum of Agreement shall be extended from 1st October / 1st December 2008 to 1st November / 31st December 2008 and the cancelling date shall also be extended until 31st of December 2008 in the Buyers’ option.

All other terms and conditions of the above mentioned Contract remain unaltered and in full force.

In witness thereof the parties have caused this Addendum No. 1 to be signed this 5th day of September 2008

For the Sellers	For the Buyers

/s/ Toby English, H. Clarkson & Co. Ltd., Director	/s/ Gabriel Panayotides, Chief Executive Officer and President

F-1

Annex G

ADDENDUM NO. 1
To the Memorandum of Agreement dated 20th August 2008
(the “Contract”)
Between
SEA TRIUMPH MARITIME S.A. Panama
(the “Sellers”)
And
TUNMORE SHIPHOLDING CO., Liberia
A guaranteed nominee of Oceanaut Inc., Marshall Islands
(the “Buyers”)
In respect of m/v “MEDI CEBU”
(the “Vessel”)

It is Hereby agreed between the Buyers and Sellers that the lifting of the Guarantor’s Board of Director’s Approval referred to in Clause 20 of the Memorandum of Agreement shall be extended from the 30th of September 2008 until latest 31st of October 2008.

In this respect, the delivery laycan referred to in Clause 5 of the Memorandum of Agreement shall be extended from 1st October / 1st December 2008 to 1st November / 31st December 2008 and the cancelling date shall also be extended until 31st of December 2008 in the Buyers’ option.

All other terms and conditions of the above mentioned Contract remain unaltered and in full force.

In witness thereof the parties have caused this Addendum No. 1 to be signed this 5th day of September 2008

For the Sellers	For the Buyers

/s/ Toby English, H. Clarkson & Co. Ltd., Director	/s/ Gabriel Panayotides, Chief Executive Officer and President

G-1

Annex H

ADDENDUM NO. 1
To the Memorandum of Agreement dated 20th August 2008
(the “Contract”)
Between
THREE STARS MARITIME S.A. Panama
(the “Sellers”)
And
SKELTON MARITIME LTD., Liberia
A guaranteed nominee of Oceanaut Inc., Marshall Islands
(the “Buyers”)
In respect of m/v “THREE STARS”
(the “Vessel”)

It is Hereby agreed between the Buyers and Sellers that the lifting of the Guarantor’s Board of Director’s Approval referred to in Clause 20 of the Memorandum of Agreement shall be extended from the 30th of September 2008 until latest 31st of October 2008.

In this respect, the delivery laycan referred to in Clause 5 of the Memorandum of Agreement shall be extended from 1st October / 1st December 2008 to 1st November / 31st December 2008 and the cancelling date shall also be extended until 31st of December 2008 in the Buyers’ option.

All other terms and conditions of the above mentioned Contract remain unaltered and in full force.

In witness thereof the parties have caused this Addendum No. 1 to be signed this 5th day of September 2008

For the Sellers	For the Buyers

/s/ Toby English, H. Clarkson & Co. Ltd., Director	/s/ Gabriel Panayotides, Chief Executive Officer and President

H-1

Annex I

COMMERCIAL MANAGEMENT AGREEMENT

THIS AGREEMENT is made on this 5th day of September 2008.

BETWEEN:

(1) OCEANAUT INC. (the “Company”) a company incorporated in Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Island, P.O.Box 1405, Majuro, Marshall Islands, MH 96960 , for its own behalf and as agent for and on behalf of the Shipowning Subsidiaries;

(2) Excel Maritime Carriers Ltd. (the “Commercial Manager”) a company incorporated in Liberia whose registered address is at 80 Broad Street Monrovia, Liberia;

WHEREAS

The Company wishes to appoint the Commercial Manager to provide all necessary commercial management services to the Company and its various shipowning subsidiaries from time to time (the “Shipowning Subsidiaries” and together with the Company the “Group” and any of them a “member of the Group”), seeking and negotiating employment for the Group’s vessels and the conclusion of charterparties or other contracts relating to the employment of all the vessels owned by the Shipowning Subsidiaries of the Company from time to time (the “Vessels” and each a “Vessel”) . For the purpose of this agreement “Subsidiary” means any company the share capital of which is from time to time directly or indirectly owned by more than 51% by the Company.

NOW THEREFORE IT IS HEREBY AGREED:

1.	Appointment and Services

1.1 In consideration of the payment of the fees hereinafter described, the Company as principal and as agent for and on behalf of the Shipowning Subsidiaries hereby appoints the Commercial Manager exclusively to provide commercial management services (the “Services”) to the Group, which shall include the following functions:

(a) providing chartering services in accordance with the Company’s instructions which include, but are not limited to, seeking and negotiating employment for the Vessels and subject to the Company’s approval the conclusion (including the execution thereof) of charter parties or other contracts relating to the employment of the Vessels, provided that the Commercial Manager is authorised to conclude employment for the Vessels of up to five (5) months duration on commercially reasonable terms.

1.2 Subject to the terms and conditions herein provided, during the period of this Agreement, the Commercial Manager shall carry out the Services as agents for and on behalf of the Company and the Shipowning Subsidiaries. The Commercial Manager shall have authority to take such actions as it may from time to time in its absolute discretion consider to be necessary to enable it to perform the Services.

1.3 The Commercial Manager in the performance of the Services shall be entitled to have regard to its overall responsibilities in relation to all vessels as may from time to time be entrusted to its management and in particular, but without prejudice to the generality of the foregoing, the Commercial Manager shall be entitled to allocate available resources and services in such manner as in the prevailing circumstances the Commercial Manager in its absolute discretion consider to be fair and reasonable.

1.4 The Company shall procure forthwith that each Shipowning Subsidiary (including such entities as may become subsidiaries of the Company from time to time) shall evidence its agreement to be bound by the terms and conditions of this Agreement by executing a deed of accession to this Agreement in the form of Schedule 1.

2.	Duration

Subject to the Shareholder Approval being obtained by the Company, this Agreement shall be effective as of the signing of this Agreement and shall continue for an initial period of three (3) years and shall be automatically extended for successive one year periods, unless three (3) months written notice by either party is given prior to the commencement of the next period.

3.	Fees

3.1 For services performed hereunder by the Commercial Manager, the Company shall pay, or procure that the relevant Shipowning Subsidiary pays, to the Commercial Manager a commission fee of one and a quarter percent (1.25%) calculated on the collected gross hire/ freight/ demurrage payable when the relevant hire/ freight/ demurrage are collected.

3.2 The management fee under Clause 3.1 shall be paid to the Commercial Manager within three (3) business days upon collection by the Company and/or its Technical Manager.

3.3 Payment shall be made to the Commercial Manager’s bank account as follows:

Name of Account:  [          ]
Name of Bank:     [          ]
Bank Sort Code:    [          ]
SWIFT Account:    [          ]

or to such other account as the Commercial Manager may nominate by notice in writing to the Company from time to time.

3.4 The Company shall provide the Commercial Manager, if so requested, with reasonable access to all documents relating to the calculation and collection of the earnings of the Vessels.

4.	Insurances

4.1 The Company shall procure that, throughout the period of this Agreement,

(a) at no expense to the Commercial Manager, the Vessels are insured for not less than their sound market value or entered for their full gross tonnage, as the case may be for:

(i) usual hull and machinery marine risks (including crew negligence) and excess liabilities;

(ii) protection and indemnity risks (including pollution risks and crew insurances); and

(iii) war risks (including protection and indemnity and crew risks),

in accordance with the best practice of prudent owners of ships of a similar type to the Vessels, with first class insurance companies, underwriters or associations (the “Shipowning Subsidiaries’ Insurances”);

(b) all premiums and calls on the Shipowning Subsidiaries’ Insurances are paid promptly by their due date;

(c) the Shipowning Subsidiaries’ Insurances name the Commercial Manager and, subject to underwriters’ agreement, any third party designated by the Commercial Manager as a joint assured, with full cover, with the Company procuring on behalf of the relevant Shipowning Subsidiary cover in respect of each of the insurances specified in sub-clause 6.1, if reasonably obtainable, on terms such that neither the Commercial Manager nor any such third party shall be under any liability in respect of premiums or calls arising in connection with the Shipowning Subsidiaries’ Insurances;

(d) written evidence is provided, to the reasonable satisfaction of the Commercial Manager, of compliance with the obligations under Clause 4 within a reasonable time from the commencement of this Agreement, and of each renewal date and, if specifically requested, of each payment date of the Shipowning Subsidiaries’ Insurances.

5.	Expenses Paid on Behalf of the Company and/or any Shipowning Subsidiary

5.1 Any expenses incurred by the Commercial Manager under the terms of this Agreement on behalf of a member of the Group shall be paid to the Commercial Manager by the Company against supporting vouchers.

5.2 Notwithstanding anything contained herein to the contrary, the Commercial Manager shall in no circumstances be required to use or commit its own funds to finance the provision of the Services.

6.	Commercial Manager’s Right to Sub-Contract

6.1 The Commercial Manager shall not have the right to sub-contract any part of its obligations hereunder, provided that, in the event of such a sub-contract the Manager shall remain fully liable for the due performance of their obligations under this Agreement.

7.	Responsibilities

7.1 “Force Majeure Event” — Neither any member of the Group nor the Manager shall be under any liability for any failure to perform any of their obligations hereunder by reason of any cause whatsoever of any nature or kind beyond their reasonable control. Force majeure will only relieve a party from any obligation to the extent that the event actually prevents performance of the obligation and has not been caused by that party’s default. The party claiming force majeure must notify the other party of the commencement and the end of the force majeure events, and take all reasonable steps to mitigate the effects thereof.

7.2 The Commercial Manager, without prejudice to Clause 7.1, shall be under no liability whatsoever to any member of the Group for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect, (including but not limited to loss of profit arising out of or in connection with detention of or delay to a Vessel) and howsoever arising in the course of performance of the Services UNLESS the same is proven to have resulted solely from the gross negligence or wilful default of the Commercial Manager or its employees, or agents or sub-contractors employed by it, in which case the Commercial Manager’s liability for all incidents or series of incidents arising in any calendar year shall never exceed a total of ten (10) times the actual annual management fee paid in that year hereunder.

7.3 (Indemnity)  Except to the extent and solely for the amount therein set out that the Manager would be liable under Clause 7.2, the members of the Group hereby undertake to keep the Commercial Manager and its employees, agents and sub-contractors indemnified and to hold them harmless against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising which may be brought against them or incurred or suffered by them or any of them arising out of or in connection with the performance of the Agreement, and against and in respect of all costs, losses, damages and expenses (including legal costs and expenses on a full indemnity basis) which the Commercial Manager may suffer or incur (either directly or indirectly) in the course of the performance of this Agreement, except where such costs, losses, damages and expenses have been occasioned by the Commercial Manager’s own gross negligence or wilful default.

7.4 (“Himalaya Clause”)  It is hereby expressly agreed that no employee or agent of the Commercial Manager (including every sub- contractor from time to time employed by the Commercial Manager) shall in any circumstances whatsoever be under any liability whatsoever to any member of the Group for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Clause 7, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defence and immunity of whatsoever nature applicable to the Commercial Manager or to which the Commercial Manager is entitled hereunder shall also be available and shall extend to protect every such employee or agent of the Commercial Manager acting as aforesaid and each such employee and agent shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce and to enjoy the benefit of this Clause 7.

8.	Duration of the Agreement and Termination

8.1 This Agreement shall come into effect on the day and year referred in Clause 2 and shall continue until it is terminated:

(a) by the either party in accordance with Clause 2;

(b) by the Commercial Manager forthwith on the giving of written notice to the Company if:

(i) any moneys payable by any member of the Group under this Agreement shall not have been received in the Commercial Manager’s nominated account within ten (10) calendar days of receipt by the Company of the Commercial Manager’s written request; or

(ii) any Vessel is repossessed by a secured creditor.

(c) by either the Company or the Commercial Manager at any time on the giving of notice if the other is in breach of any material term of this Agreement and that breach is not remedied, within 10 Business Days of the terminating party giving notice to the party in breach, to the satisfaction of the terminating party (acting reasonably).

8.2 This Agreement shall be deemed to be terminated

(a) in relation to a Vessel (and the Shipowning Subsidiary which is the owner of that Vessel) in the case of the sale of that Vessel or if that Vessel becomes a total loss or is declared as a constructive or compromised or arranged total loss or is requisitioned. The Vessel shall not be deemed to be lost unless either she has become an actual total loss or agreement has been reached with her underwriters in respect of her constructive, compromised or arranged total loss or if such agreement with her underwriters is not reached it is adjudged by a competent tribunal that a constructive loss of the Vessel has occurred;

(b) in the event of an order being made or resolution passed for the winding up, dissolution, liquidation or bankruptcy of either party (otherwise than for the purpose of reconstruction or amalgamation) or if a receiver is appointed, or if it suspends payment, ceases to carry on business or makes any special arrangement or composition with its creditors.

9.	Limitation of Liability

9.1 The Commercial Manager shall not be liable for any indirect or consequential losses for any reason whatsoever.

10.	Payment Netting and Set Off

All amounts due under this Agreement shall be paid in full without any deduction or withholding other than as required by law. All amounts referred to in this Agreement are expressed exclusive of any value added tax in any applicable jurisdiction. No member of the Group shall be entitled to assert any credit, set-off or counterclaim against the Commercial Manager in order to justify withholding payment of any such amount in whole or in part.

11.	Notices

All notices, requests, consents and other communications under this Agreement shall be in writing and shall be deemed delivered (a) upon delivery when delivered personally, (b) upon receipt if by facsimile transmission (with confirmation of receipt thereof), or (c) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

If to Oceanaut Inc.:

Oceanaut Inc
17th Km National Road Athens — Lamia & Finikos street
145 64 Nea Kifisia
Athens, Greece
Facsimile: +30 210 62 09 528
Attention: Chief Executive Officer

If to Excel Maritime Carriers Ltd.:

Par La Ville Place
14 Par La Ville Road
HM 2257 Hamilton
Bermuda
Attention: Deborah Paterson

Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this clause.

12.	Governing Law and Dispute Resolution

This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996, or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause. The Arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) terms current at the time when the arbitration proceedings are commenced. The reference shall be to three arbitrators. Each party to appoint one arbitrator and the two so appointed to appoint the third who shall act as chairman of the Tribunal. On the receipt by one party of the nomination in writing of the other party’s arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the single arbitrator shall act as sole arbitrator and any decision of the sole arbitrator shall be binding in both parties. The two arbitrators so appointed shall appoint the third arbitrator within fourteen days.

IN WITNESS WHEREOF, the parties hereinabove have caused this Agreement to be signed in duplicate by their respective and duly authorized representatives as of the date first written hereinabove.

OCEANAUT INC.

By:	/s/ Gabriel Panayotides
Name:     Gabriel Panayotides

Title:	President, Chief Executive Officer and Director

By:	/s/ Stamatis Molaris
Name:     Stamatis Molaris

Title:	President, Chief Executive Officer and Director

Schedule 1

Deed of Accession

[          ] 200[  ]

From:  [          ]

To:     [          ]

Dear Sirs,

Re:	Commercial Management Agreement of even [ ] and made between ] (1) Oceanaut Inc. (the “Company”) and (2)[ ] (the “Manager”)

We refer to the Commercial Management Agreement (the “Agreement”). We are a Shipowning Subsidiary as defined in the Agreement and are to become owners of the vessel “[          ]” (the “Vessel”).

We hereby confirm that:

(a) the Company has entered into the Agreement as our agent, for and on our behalf; and

(b) we are bound to observe the terms and conditions of the Agreement as if we were a named signatory therein.

We confirm that we are the Company’s principal in respect of the Agreement as it relates to the Vessel and ourselves. We hereby confirm that the Company has full authority on our behalf (i) to execute the Agreement and any agreement or addendum supplemental thereto, (ii) to give to the Manager any instructions required of us under the Agreement, (iii) to exercise any of our rights under the Agreement and (iv) to act in accordance with the terms contained in the Agreement, both on our behalf and on all matters relating to us, which are the subject of the Agreement and as they relate to the Vessel. We hereby confirm that we will be bound by any actions taken by the Company under the Agreement on our behalf and we hereby confirm and ratify any such actions taken by the Company.

The terms and provisions of this letter shall be governed by and construed in accordance with English law, and this letter is being executed as a deed on the date first above written.

Yours faithfully,

For and on behalf of
[          ]
In the presence of:

Annex J

TECHNICAL MANAGEMENT AGREEMENT

THIS AGREEMENT is made as of this 5th day of September, 2008

BETWEEN:

(1) Oceanaut Inc., a company duly incorporated in the Republic of the Marshall Islands having its registered office at Trust Company Complex , Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands, MH 96960 (hereinafter called the “Company”);

and

(2) Maryville Maritime Inc., a company duly incorporated in Liberia having its registered address at 80, Broad Street, Monrovia, Liberia, with a branch in Greece pursuant to Law 89/1967 as replaced and currently in force, at 17th km National Road Athens-Lamia & Finikos Str., 14564, Nea Kifisia, Athens (hereinafter called “the Manager”)

WHEREAS

The Company wishes to appoint the Manager to manage the business of the Company and its various Subsidiaries from time to time (as defined below) and their respective operations and the Manager is willing to accept such appointment on the terms and conditions herein set forth.

Each of the contracting parties represents and warrants that it has been incorporated and duly organised and validly existing and in good standing under the laws of its respective country of incorporation and that the legal representative signing for the respective party has been duly authorised by the proper corporate body for the execution of this Agreement.

AND IT IS HEREBY AGREED as follows:

1.	(Definitions)

In this agreement the following terms shall have the following meanings:

“Subsidiary” means any company the share capital of which is from time to time directly or indirectly owned by more than 51% by the Company; and

“Vessel” means any vessel owned from time to time by any Subsidiary.

“Commercial Manager” means “Excel Maritime Carriers Ltd.” and its successors and lawful assigns.

2.	(Appointment — Acceptance)

The Company hereby appoints and undertakes to ensure that the Subsidiaries will appoint and/or renew the appointment of the Manager as manager of the Vessels and the Manager hereby accepts such appointment and agrees to act as the manager of the Vessels pursuant to the terms of this Agreement and shall provide the services described in Clause 3 of this Agreement (the “Management Services”) in accordance with sound ship management practices and any specific terms and conditions set out in the specific management agreements to be made between each Subsidiary and the Manager (the “Management Agreements”), the terms of each of which will be substantially in the form of the management agreement attached hereto as Annex A. The Management Agreements with the subsidiaries will be executed immediately after the Shareholder Approval.

In case that the Company becomes the parent company of other Subsidiaries, whether such Subsidiaries have Vessels in operation or under construction, the Company shall appoint the Manager and it shall procure and ensure that these Subsidiaries will appoint the Manager, as manager of such new Vessels and Subsidiaries under the same terms set forth herein and pursuant to the Management Agreement to be entered into by each such other Subsidiary.

The Manager may, subject to the Company’s loan covenants being met, appoint any person or corporate entity (the “Sub-Manager”), at any time throughout the duration of this Agreement, to discharge any of the Manager’s duties and in particular to perform as agents and/or sub-contractors such parts of the Management Services, and in relation to such of the Vessels, as the Manager may deem convenient or appropriate. While the Manager may from time to time engage one or more Sub-Managers to assume some or all of the rights and perform some or all of the duties assigned to the Manager hereunder, such engagement shall not relieve the Manager of any responsibility or liability which it would otherwise have under this Agreement.

3.	(Management Services)

3.1 (General obligations of the Manager)

The Manager shall, on behalf of the Company and the Subsidiaries, attend to the day-to-day technical management of the Vessels in accordance with sound technical shipping industry standards. In the exercise of its duties hereunder the Manager shall act fully in accordance with the reasonable policies, guidelines and instructions from time to time communicated to it by the Company and serve the Company faithfully and diligently in the performance of this Agreement, according to sound technical shipping industry standards. In the performance of this Agreement, the Manager shall protect the interests of the Company and the Subsidiaries in all matters directly or indirectly relating to the Vessels.

The Manager shall ensure that the Manager employs adequate manpower to perform its obligations under this Agreement. Insofar as practicable, it shall use its best efforts to ensure fair distribution of available manpower, supplies and services as between the Vessels and any/all other vessels under its management. Subject to any limitation which may be provided elsewhere in this Agreement, the Manager shall enter into, make and perform all acts, contracts, agreements and other undertakings as may be, in the opinion of the Manager, necessary or advisable or incidental to the carrying out of the objectives of this Agreement.

3.3 (Services to be performed in respect of the Vessels)

The Manager shall provide or contract for and/or carry out as agent on behalf of the Company and the Subsidiaries all general administrative and support services necessary for the operation and employment of each Vessel including but not limited to crewing and other technical management, insurance, freight management, accounting related to the vessels’ provisions, bunkering, operation and, subject to the Company’s instructions, sale and purchase of the Vessels . The Manager shall arrange so that an accounting system be established so as to meet the requirements of the Company and the Subsidiaries and provide regular accounting services. The Manager shall present on an annual basis for approval by the Company and the Subsidiaries, as the case may be, a budget for the following twelve (12) months and quarterly budget comparisons thereafter and shall arrange for the supply of provisions, bunker fuel and lubricants and generally will provide all such management services which will be included in the Management Agreements, always subject to the Company’s loan covenants being met.

The Company and the Subsidiaries as the case may be shall indicate to the Manager their acceptance and approval of the annual budget within one month of presentation and in the absence of any such indication the Manager shall be entitled to assume that the Company and the Subsidiaries have accepted the said budget.

It is specifically agreed that the Manager will arrange and supervise, in accordance with the Subsidiaries’ instructions, the sale or purchase of the Vessels, and shall provide the commercial operation of the Vessels, other than the functions performed by the Commercial Manager, as required by the Subsidiaries, including but not limited to arranging for the proper payment to Subsidiaries of the hire and/or other moneys to which Subsidiaries may be entitled out of the employment of the Vessels.

The Manager in the context of the management services in relation to the Vessels will act vis-à-vis third parties as agent acting in the name and on behalf of the Subsidiaries. The Manager shall have the power to carry out such services incidental to the management services as the Manager, at its sole discretion, shall consider necessary to enable the Manager to perform the management services. The responsibility of the Manager vis-à-vis the respective Subsidiary is set out in the specific terms and conditions of the respective Management Agreement.

3.4 (Additional Services)

The Company may entrust to the Manager any other services against a fee to be mutually agreed.

4.	(Incorporation of terms)

The terms of the standard Management Agreement approved by BIMCO under code name SHIPMAN, which is attached hereto as Annex A are incorporated herein and are deemed to be an integral part of this Agreement in respect of all the functions provided therein, excluding Chartering services. In case of conflict between the terms of this Agreement and any printed terms of SHIPMAN (Annex A), the terms of this Agreement shall prevail. Any amendments to be made to this standard form in any individual Management Agreement signed by any Subsidiary shall be deemed to be incorporated in this Agreement in respect of such Subsidiary and its Vessel.

5.	(Obligations of the contracting parties)

The Manager undertakes to comply with all the terms of the Management Agreement and to provide such Management Services and to manage the Vessels in compliance with the rules and regulations applicable to the Company and the Subsidiaries.

In compliance with the above, the Manager undertakes to keep books and information, to draw the financial statements required, make reports and provide the internal and independent auditors of the Subsidiaries and/or of the Company with such information and documents as may reasonably be required by them in relation to the Management Agreements and in particular with the accounting services referred to in Clauses 7 and 20 of the Management Agreements and services relating to the establishment of the budgets and the management of funds in accordance with Clause 16 of the Management Agreements, i.e. the income of the Vessels to be collected and the expenses to be paid on behalf of the Subsidiaries. Unless the parties agree otherwise, the Manager will take out insurance in respect of its liability towards the Company and its Subsidiaries at the cost of the Company and its Subsidiaries.

Notwithstanding anything in this Agreement or any Management Agreement to the contrary, and in the absence of the Manager’s gross negligence or wilful misconduct, the Company will remain liable vis-à-vis the AMEX, the US Securities & Exchange Commission and other regulatory bodies as well as vis-à-vis the shareholders and investors in respect of the compliance of its obligations in accordance with any applicable act and regulation, including but not limited to, any act relating to the listing of shares of companies on the AMEX and will notify the Manager of any announcement, publication or any other action required to be made or prepared by the Manager under law.

6.	(Term)

This Agreement shall become effective upon its signing by the parties and shall continue for an initial period of three (3) years commencing from such date and shall be automatically extended for successive one (1) year periods, unless written notice is given by the Company (acting for itself and its Subsidiaries) or the Manager at least three (3) months prior to the commencement of the next period.

7.	(Remuneration)

The Remuneration of the Manager for the management of the Vessels shall be US$18,000 (Eighteen Thousand United States Dollars) per vessel per month payable monthly in advance, which is to be increased annually by an amount equal to the percentage change in The Consumer Price Index for All Urban Consumers (CPI-U) for the U.S. City Average for All Items, published by the US Department of Labor from time to time.

The Company shall also pay to the Manager any and all expenses as provided in the Management Agreements.

8.	(Termination)

8.1 (Termination due to default)

(i). The Company shall be entitled to terminate this Agreement by notice in writing if the Manager is in breach of his obligation and the following notice by the Company does not remedy the breach within fourteen (14) days or such shorter period as the circumstances may require.

(ii). The Manager shall be entitled to terminate this Agreement with immediate effect by notice in writing, if any monies payable by the Company or any Subsidiary in respect of any Vessel, shall not have been received in the

Manager’s nominated account, within fourteen (14) running days from the written request of payment given by the Manager.

8.2 (Extraordinary termination)

This Agreement shall be deemed to be terminated in respect of any Vessel, and only for such Vessel, in the case of the sale of such Vessel, or if the Vessel becomes a total loss, or is declared as a constructive or compromised or arranged total loss, or is requisitioned for title.

The date upon which the said Vessel is to be treated as having been sold or otherwise disposed of shall be the date on which the respective Subsidiary ceases to be registered as owner of such Vessel, always subject to clause 15 of the printed terms of BIMCO SHIPMAN (Annex A)

The said Vessel shall not be deemed to be lost unless either it has become an actual total loss or agreement has been reached with its underwriters in respect of its constructive, compromised or arranged total loss or, if such agreement with its underwriters is not reached, it is adjudged by a competent tribunal that a constructive loss of the Vessel has occurred.

9.	(Effect of Termination)

9.1 Notwithstanding anything in the Management Agreements to the contrary, each Management Agreement shall terminate automatically upon the termination of this Agreement. Termination of this Agreement shall be without prejudice to the accrued rights and obligations of the parties hereunder or any Management Agreement at the date of the termination including; but not limited to, the obligation of the Company and any Subsidiary, as applicable, to pay and the Manager’s right to be paid and reimbursed for all costs, liabilities and expenses payable or reimbursable under this Agreement.

9.2 In the event of termination: (i) the Company and the Manager shall consult with each other for the purpose of ensuring an orderly and efficient transfer of the management of each Vessel at a convenient and mutually agreed port and, to that end, the Manager will endeavour to co-operate with any new manager of a Vessel appointed by the Company or any Subsidiary and (ii) the Manager shall terminate any agreement with a Sub-Manager. The Company and any Subsidiary, as applicable, shall be obligated to continue to pay to the Manager the monthly fixed fee specified in Clause 7 above and Clause 15 of BIMCO SHIPMAN and any addenda made or to be made thereto of the Management Agreements in respect of each Vessel accrued to the effective date of the transfer of management of such Vessel and shall, in addition, pay to the Manager a termination fee in an amount equal to three months of such monthly fixed fee, capped at a maximum of ten (10) vessels.

9.3 The Manager shall, within ninety (90) days after the effective date of transfer of the management of any Vessel (or as soon as practicable thereafter in the circumstances), shall prepare and submit to the Company and the applicable Subsidiary a final account giving details of the outstanding balance between the Manager, the Company and such Subsidiary with respect to such Vessel. Within thirty (30) days after the delivery of such account to the Company and such Subsidiary, the Company and such Subsidiary shall pay to the Manager any undisputed or adjudicated sums found to be due to the Manager, or the Manager shall pay to the Company any such Subsidiary any undisputed or adjudicated sums for the balance standing to the credit of such account.

10.	(Responsibilities)

10.1 (Force Majeure) Neither the Company nor the Manager shall be under any liability for any failure to perform any of their obligations hereunder by reason of any cause whatsoever of any nature or kind beyond their reasonable control.

10.2 (Liability to Company) Without prejudice to the above sub-clause 10.1, the Manager shall be under no liability whatsoever to the Company for any loss, damage, delay or expense of whatsoever nature whether direct or indirect, including but not limited to loss of profit arising out of or in connection with detention or delay of any Vessel and howsoever arising in the course of performance of the Management Services, unless same is proved to have resulted from the gross negligence or wilful default of the Manager, or their employees or agents in which case (save where loss, damage, delay or expense has resulted from the Manager’s act or omission committed with the intent to cause same or recklessly and with knowledge that such loss, damage, delay or expense would probably result) the Manager’s liability for each incident giving rise to a claim or claims shall never exceed (i) in respect of the Company, a total of ten times the annual fees payable to the Manager hereunder, and (ii) in respect of each Vessel and the respective Subsidiary, a total of ten times the annual management fee payable in respect of such Vessel.

10.3 Indemnity. Except to the extent and solely for the amount therein set out that the Managers would be liable under sub-clause 10.2, the Company hereby undertakes to keep the Manager and its employees, agents and sub-contractors indemnified and to hold them harmless against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever, which may be brought against them or incurred or suffered by them, arising out of or in connection with the performance of this Agreement or any Management Agreement, and against and in respect of all costs, loss, damages and expenses, including reasonable legal costs and expenses on a full indemnity basis, which the Manager may suffer or incur directly or indirectly in the course of the performance of this Agreement or any Management Agreement.

10.4 (Himalaya). It is hereby expressly agreed that no employee or agent of the Manager, including every sub-contractor from time to time employed by the Manager, shall in any circumstances whatsoever be under any liability whatsoever to the Company for any loss, damage, or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course or in connection with his employment and, unless due to the gross negligence or wilful misconduct, without prejudice to the generality of the foregoing, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defence and immunity of whatsoever nature applicable to the Manager or to which the Manager is entitled hereunder, shall also be available and shall extend to protect every such employee or agent of the Manager acting as aforesaid and for the purpose of all the foregoing provisions of this Clause 10 the Manager is or shall be deemed to be acting as agent or trustee on behalf and for the benefit of all persons who are his servants of agents from time to time, including sub-contractors, and all such persons shall be or be deemed to be parties to this Agreement.

11.	(Assignability of Agreement)

This Agreement is not assignable by either the Company or the Manager without the prior written consent of the other.

12.	(Confidentiality)

Except as may be required by applicable law, any non-public or confidential information relating to the business or affairs of the Company and its Subsidiaries or the Company’s and its Subsidiaries’ principals obtained by the Manager in the performance of this Agreement or any Management Agreement shall be kept strictly confidential.

Except as may be required by applicable law or regulations, including without limitation, those applicable to companies with securities registered under the 1934 Act, this Agreement including all terms, details conditions and period is to be kept private and confidential and beyond the reach of any third party.

Except as may be required by applicable law or regulations, including without limitation, those applicable to companies with securities registered under the 1934 Act,, any non-public or confidential information relating to the business or affairs of the Manager and/or the Manager’s principals obtained by the Company and its Subsidiaries or the Company’s and its Subsidiaries’ principals in the performance of this Agreement shall be kept strictly confidential.

13.	(Notices)

All notices, requests, consents and other communications under this Agreement shall be in writing and shall be deemed delivered (i) upon delivery when delivered personally, (ii) upon receipt if by facsimile transmission (with confirmation of receipt thereof), or (iii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

If to Oceanaut Inc.:

Oceanaut Inc
17th Km National Road Athens — Lamia & Finikos street
145 64 Nea Kifisia
Athens, Greece
Facsimile: +30 210 62 09 528
Attention: Chief Executive Officer

If to Maryville Maritime Inc.:

Maryville Maritime Inc
17th Km National Road Athens — Lamia & Finikos street
145 64 Nea Kifisia
Athens, Greece
Facsimile: +30 210 81 87 001
Attention: General Manager

Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.

14.	(Governing Law and Arbitration)

This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996, or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause. The Arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) terms current at the time when the arbitration proceedings are commenced. The reference shall be to three arbitrators. Each party to appoint one arbitrator and the two so appointed to appoint the third who shall act as chairman of the Tribunal. On the receipt by one party of the nomination in writing of the other party’s arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the single arbitrator shall act as sole arbitrator and any decision of the sole arbitrator shall be binding in both parties. The two arbitrators so appointed shall appoint the third arbitrator within fourteen days.

15.	(Entire Agreement)

This Agreement and the Management Agreement contains the entire agreement of the Company and the Manager with respect to the subject matter hereof and supersedes all prior agreements and understandings, either verbal or written, between the parties with respect to such subject matter and no amendment of any provision hereof will be binding upon any party unless in writing and signed by the party agreeing to such amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed in duplicate by their respective and duly authorized representatives as of the day and year written hereinabove.

OCEANAUT INC.

By:	/s/ Gabriel Panayotides
Name:     Gabriel Panayotides

Title:	President, Chief Executive Officer and Director.

MARYVILLE MARITIME INC.

By:	/s/ Georgios Perivolaris
Name:     Georgios Perivolaris

Title:	Sole Director, President, Secretary and Treasurer.

Annex K

RIGHT OF FIRST REFUSAL AND
CORPORATE OPPORTUNITIES AGREEMENT

THIS RIGHT OF FIRST REFUSAL AND CORPORATE OPPORTUNITIES AGREEMENT (this “Agreement”) is made as of September 5, 2008 by and between Oceanaut, Inc., a Marshall Islands corporation (the “Company”), and Excel Maritime Carriers Ltd., a Liberian Corporation (“Excel”).

RECITALS

A. Excel is a significant shareholder in the Company.

B. The Company and Excel share certain officers and directors.

C. The parties have entered into that certain Right of First Refusal and Corporate Opportunities Agreement, dated March 1, 2006, regarding the clarification of corporate opportunities between the parties in the shipping industry (the “Prior Agreement”), which Prior Agreement shall continue in full force and effect until the earlier of (i) the consummation by the Company of a business combination (“Business Combination”) and (ii) the Company’s liquidation, each in the circumstances and in the manner described in the Company’s prospectus relating to the initial public offering of its securities.

D. The Company has entered into definitive agreements for the purchase of certain dry bulk carriers, the consummation of which shall be a Business Combination.

E. Because each of the Company and Excel will be seeking business opportunities in the dry bulk sector of the shipping industry after the consummation of the Company’s Business Combination, the parties have made this Agreement to clarify the business opportunities for which the Company shall have the right of first refusal after such time.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.  Right of First Refusal.  For the term specified in Section 4 and subject to the terms of Section 2 of this Agreement, Excel hereby grants to the Company a right of first refusal to any opportunities for (a) the acquisition, operation, and chartering-in of any dry bulk carrier that is subject to a Qualifying Contract and (b) the sale or other disposition of any dry bulk carrier owned or chartered-in by Excel and that is subject to a Qualifying Contract (“Corporate Opportunity”). A “Qualifying Contract” means a time or bareboat charter-out having a remaining duration, excluding any extension options, of at least four years. Nothing herein shall require Excel to offer a right of first refusal merely because it enters into, renews or extends a Qualifying Contract with respect to any vessel already owned or chartered in by Excel at the time the Qualifying Contract is entered into. For purposes of this Section, “Excel” shall include Excel’s subsidiaries.

2.  Permitted Exceptions.  Notwithstanding any provision of Section 1 to the contrary, Excel may engage in the following activities under any of the following circumstances:

(a) acquire or own any dry bulk carrier that is not subject to a Qualifying Contract;

(b) acquire a dry bulk carrier that is subject to a Qualifying Contract (such a dry bulk carrier subject to a Qualifying Contract, a “Dry Bulk Carrier Asset”) if Excel promptly offers to sell to Oceanaut such Dry Bulk Carrier Asset for fair market value, plus any applicable costs incurred by Excel (such as taxes, flag administration, financing, legal and other similar costs) in consummating such transaction, in accordance with the procedures set forth in Section 3;

(c) own, operate, acquire or dispose of a Dry Bulk Carrier Asset that is owned, operated, acquired or disposed of as part of Excel’s joint ventures with parties other than Oceanaut;

(d) acquire one or more Dry Bulk Carrier Assets as part of the acquisition of a controlling interest in a business or package of assets and own and operate or charter those vessels, provided, however, that:

(i) if less than a majority of the value of the total assets or business acquired is attributable to one or more Dry Bulk Carrier Assets, as determined in good faith by Excel, Excel must offer to sell such Dry bulk Carrier Assets to Oceanaut at such Dry Bulk Carrier Assets’ fair market value, plus any applicable Break-up Costs, in accordance with the procedures set forth in Section 3. “Break Up Costs” means the aggregate amount of any and all additional taxes, flag administration, financing, legal and other similar costs to Excel that would be required to transfer to Oceanaut any Dry Bulk Carrier Asset acquired by Excel as part of a larger transaction; or

(ii) if a majority or more of the value of the total assets or business acquired is attributable to one or more Dry Bulk Carrier Assets, as determined in good faith by Excel, Excel shall notify Oceanaut in writing of the proposed acquisition. Oceanaut shall, not later than the 10th Business Day following receipt of such notice, notify Excel if it wishes to acquire any of the Dry Bulk Carrier Assets forming part of the business or package of assets. If Oceanaut does not notify Excel of its intent to pursue the acquisition within ten (10) Business Days, Excel may proceed with the acquisition as provided in subsection (i) above;

(e) own, operate or charter any Dry Bulk Carrier Asset that is subject to an offer to purchase by Oceanaut as described in Section 2(b) pending the applicable offer of any such Dry Bulk Carrier Asset to Oceanaut and Oceanaut’s determination pursuant to Section 3 whether to purchase the Dry Bulk Carrier Asset and, if Oceanaut elects to purchase any such Dry Bulk Carrier Asset, pending the closing of such purchase;

(f) acquire a non-controlling interest in any company, business or pool of assets that include one or more Dry Bulk Carrier Assets;

(g) acquire or own a Dry Bulk Carrier Asset if Oceanaut does not fulfill its obligations under any written agreement between Excel and Oceanaut requiring Excel to purchase such Dry Bulk Carrier Asset;

(h) provide ship management services relating to any vessel whatsoever, including, without limitation, Dry Bulk Carriers Assets; or

(i) acquire, operate or charter one or more Dry Bulk Carrier Assets if Oceanaut has previously advised Excel that it consents to such acquisition, operation or charter.

3.  Corporate Opportunity Procedures.

(a) In the event that Excel or any of Excel’s Affiliates become aware of a Corporate Opportunity, Excel shall provide written notice of such Corporate Opportunity to the Company (the “Offer Notice”) within three (3) Business Days of its identification of the Corporate Opportunity. The Offer Notice shall contain all of the material terms of such Corporate Opportunity. “Business Day” means any day except Saturday, Sunday, and any day which shall be a legal holiday or a day on which banking institutions in Athens, Greece, are authorized or required by law or other governmental action to close. “Affiliate” means, with respect to Excel, any other person or entity that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with Excel. As used in this Section 2(a), “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person or entity, whether through ownership of voting securities, by contract, or otherwise.

(b) The Company, within fifteen (15) Business Days of its receipt of the Offer Notice (the “Response Period”), shall provide written notice to Excel of its decision on whether it will pursue the Corporate Opportunity that is the subject of such Offer Notice (“Reply Notice”). If the Company indicates in such Reply Notice that it has decided to pursue such Corporate Opportunity, then Excel shall relinquish all rights with respect to such Corporate Opportunity, such relinquishment including nominating the Company as the counterparty to the Corporate Opportunity in the place of Excel, whether or not the Company successfully secures such Corporate Opportunity. If, however, the Company (i) indicates in such Reply Notice that it will not pursue such Corporate Opportunity, or (ii) fails to provide a Reply Notice within the Response Period, then Excel shall be forever free to pursue such Corporate Opportunity. Nothing herein shall preclude Excel from consummating an acquisition of one or more Dry

Bulk Carrier Assets prior to the receipt of a Reply Notice or the end of the Response Period, provided it complies with Section 2(b) thereafter.

(c) Decisions by the Company to release Excel to pursue any Corporate Opportunity shall be made by a majority of the Company’s independent directors who are not affiliated with Excel.

(d) Excel shall have no obligation to provide financial or other assistance in connection with the Company’s pursuit of any Corporate Opportunity.

4.  Term.  This Agreement shall become effective on its execution and shall remain in effect for a period of five years from the date hereof, provided, further, this Agreement shall automatically renew for successive two-year periods if neither party gives written notice of termination to the other at least 30 days prior to the then next scheduled termination date.

5.  Notices.  All notices or communications hereunder shall be addressed as follows:

To the Company:

Oceanaut, Inc.
17th Km National Road Athens-Lamia & Finikos Street
145 64 Nea Kifisia
Athens, Greece
Telephone: +30-210-620-9520
Facsimile: +30-210-620-9528
Attention: Chief Executive Officer

with copies to:

Mintz Levin Cohn Ferris Glovsky & Popeo, P.C.
666 Third Avenue
New York, New York 10017
Telephone: +1-212-935-3000
Facsimile: +1-212-983-3115
Attention: Kenneth R. Koch, Esq.

If to Excel:

Excel Maritime Carriers Limited
17th Km National Road Athens-Lamia & Finikos Street
145 64 Nea Kifisia
Athens, Greece
Telephone: +30-210-620-9520
Facsimile: +30-210-620-9528
Attention: Chief Executive Officer

Any notice required or permitted to be given to a party pursuant to the provisions of this Agreement shall be (i) in writing; (ii) provided by personal delivery, facsimile, or internationally recognized courier only; and (iii) effective and deemed given to such party under this Agreement on the earliest of the following: (1) the date of personal delivery; (2) one Business Day after transmission by facsimile, with confirmation of transmission; and (3) one Business Day after deposit with a return receipt, internationally recognized express courier.

6.  Scope of Prohibition.  Except as otherwise provided in this Agreement, each party and its Affiliates shall be free to engage in any business activity whatsoever, including those that may be in direct competition with such other party.

7.  Entire Agreement.  This Agreement contains the entire understanding between the parties hereto and supersedes in all respects any prior or other agreement or understanding concerning the subject matter hereof between the Company and Excel; provided, however, that the Prior Agreement shall be in full force and effect until the consummation of a Business Combination by the Company.

8.  Severability.  If any provision of this Agreement shall be declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the remaining provisions hereof which shall remain in full force and effect.

9.  Assignment.  Neither this Agreement nor any rights or obligations hereunder shall be assignable or otherwise subject to hypothecation by either party hereto.

10.  Amendment.  This Agreement may only be amended by written agreement of the parties hereto.

11.  Survival.  The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations. The provisions of this Section 11 are in addition to the survivorship provisions of any other section of this Agreement.

12.  Governing Law and Jurisdiction.  This Agreement shall be construed, interpreted, and governed in accordance with the laws of the State of New York, without reference to its rules relating to conflicts of law. The undersigned hereby agrees that any action, proceeding or claim against the undersigned arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The undersigned hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

13.  Counterparts.  This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which, taken together, shall be deemed one document.

14.  Mutual Waiver of Jury Trial.  BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX FINANCIAL TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE LAWS TO APPLY (RATHER THAN ARBITRATION RULES), THE PARTIES DESIRE THAT THEIR DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST BENEFITS OF THE JUDICIAL SYSTEM, THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO ENFORCE OR DEFEND ANY RIGHTS OR REMEDIES UNDER THIS AGREEMENT OR ANY DOCUMENTS RELATED HERETO.

15. Waiver.  Each party acknowledges and permanently and irrevocably waives any and all claims against the other parties hereto in respect of any business opportunities not received by it pursuant to the terms of this Agreement.

(Remainder of page intentionally left blank. Signature pages to follow.)

IN WITNESS WHEREOF, the parties hereto have executed this Right of First Refusal and Corporate Opportunities Agreement as of the date first specified above.

OCEANAUT, INC.

By:	/s/ Eleftherios A. Papatrifon
Name:     Eleftherios A. Papatrifon

Title:	Chief Financial Officer

EXCEL MARITIME CARRIERS LTD.

By:	/s/ Stamatis Molaris
Name:     Stamatis Molaris

Title:	President and Chief Executive Officer

Annex L

SUBORDINATION AGREEMENT

This Subordination Agreement (this “Agreement”) is made as of September 5, 2008 by and between Excel Maritime Carriers Ltd., a Liberian corporation (“Excel”), and Oceanaut, Inc., a Marshall Islands corporation (“Oceanaut”).

Recitals

A. Oceanaut has agreed to acquire four dry bulk carriers (the “Vessel Acquisition”) for an aggregate purchase price of US$352,000,000, pursuant to the terms and conditions of four separate memoranda of agreement between Oceanaut and the several sellers, each dated as of August 20, 2008 (the “MOAs”).

B. The Vessel Acquisition will take place over the course of several closings, the first of which is the initial closing (the “Initial Closing”), at which time title to, and delivery of, two vessels whose aggregate fair market value will equal at least 80% of Oceanaut’s net assets (excluding deferred underwriting discounts and commissions in the amount of $4,500,000), will be transferred and effectuated by the seller of each such vessel to Oceanaut’s nominated subsidiary in accordance with the terms and conditions of each MOA relating to each such vessel, such that the Company’s initial business combination (as defined in its prospectus with respect to its initial public offering) may be consummated.

C. After consummation of the Initial Closing, Oceanaut intends to pay a quarterly dividend of at least US$0.28 per share, or US$1.12 per share per year, payable with respect to the fourth quarter of 2008 and quarterly thereafter, to the holders of Oceanaut’s common shares, par value $0.0001 per share (the “Common Shares”), subject to the discretion of Oceanaut’s Board of Directors.

D. Excel and other parties entering into a similar agreement have agreed that the number of Common Shares set forth below their name on the signature page hereto (the “Subordinated Shares”) will become subordinated to the other Common Shares not owned by Excel with respect to the receipt of dividends pursuant to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.  Payment of Dividends to Holders of Common Shares.

(a) Definitions.  For the purpose of this Section 1, the following definitions shall be used.

(i) Adjusted Operating Surplus.  “Adjusted Operating Surplus” means, with respect to any period, Operating Surplus generated with respect to such period (1) less any net reduction in cash reserves for Operating Expenditures or Maintenance Capital Expenditures with respect to such period to the extent such reduction does not relate to an Operating Expenditure or Maintenance Capital Expenditure made with respect to such period, (2) plus any net increase in cash reserves for Operating Expenditures or Maintenance Capital Expenditures with respect to such period. Adjusted Operating Surplus does not include the portion of Operating Surplus included in clause (A) of the definition of Operating Surplus herein.

(ii) Base Dividend.  “Base Dividend” means US$0.28 per Common Share per calendar quarter, subject to any adjustments as set forth in subsection (f) below.

(iii) Capital Expenditures.  “Capital Expenditures” includes every expenditure that is capital in nature, including expansion capital expenditures, replacement capital expenditures and Maintenance Capital Expenditures.

(iv) Change of Control.  “Change of Control” means the occurrence of any of the following: (A) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of Oceanaut’s assets, properties or business; (B) the adoption by the Board of Directors of a plan of liquidation or dissolution of Oceanaut; (C) the consummation of any transaction, or a series of related transactions (including, without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) other than Excel, becomes the beneficial owner, directly or indirectly, of more than 3,684,375 (as adjusted for stock splits, stock dividends or similar events) of Oceanaut’s shares of any class or series entitled to vote generally in the election of directors, measured by voting power rather than number of shares, and such number of shares held exceeds the voting power of Excel; (D) if, at any time, Oceanaut becomes insolvent, admits in writing its inability to pay its debts as they become due, commits an act of bankruptcy, is adjudged or declared bankrupt or makes an assignment for the benefit of creditors, a proposal or similar action under the bankruptcy, insolvency or other similar laws of the Marshall Islands or any applicable jurisdiction or commences or consents to proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction; (E) a change in directors after which a majority of the members of the Board of Directors are not Continuing Directors; (F) the consolidation of Oceanaut with, or the merger or consolidation of Oceanaut with or into, any “person,” or the consolidation of any “person” with, or the merger or consolidation of any “person” with or into, Oceanaut, in any such event pursuant to a transaction in which any of the outstanding Common Shares are converted into or exchanged for cash, securities or other property or receive a payment of cash, securities or other property, other than any such transaction where Oceanaut’s voting stock outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee “person” constituting a majority of the outstanding shares of such voting stock of such surviving or transferee “person” immediately after giving effect to such issuance.

(v) Closing Price.  “Closing Price” for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal National Securities Exchange on which the Common Shares are listed or, if the Common Shares are not listed on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market then in use, or, if on any such day the Common Shares are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in the Common Shares selected by the Board of Directors, or if on any such day no market maker is making a market in the Common Shares, the fair value of the Common Shares on such day as determined by the Board of Directors.

(vi) Common Share Arrearages.  “Common Share Arrearages” means the amount by which the Base Dividend in any quarter during the Subordination Period exceeds the dividend from Operating Surplus actually paid per Common Share (other than the Subordinated Shares) issued and outstanding in such quarter, on or after the Post-Initial Closing Trading Date, cumulative for that quarter and all prior quarters during the Subordination Period, and reduced by any dividends from Operating Surplus on the Common Shares (other than the Subordinated Shares) paid to reduce the Common Share Arrearages pursuant to Section 1(d)(ii); provided that the unpaid Common Share Arrearages will not accrue interest and provided further that no Common Share Arrearages will accrue after the distribution of any proceeds from any voluntary or involuntary dissolution, liquidation or winding up of the affairs of Oceanaut. The Subordinated Shares will not accrue any arrearages during the Subordination Period.

(vii) Continuing Directors.  “Continuing Directors” means, as of any date of determination, any member of the Board of Directors who (1) was a member of the Board of Directors immediately after the completion of the Initial Closing; or (2) was nominated for election or elected to the Board of Directors with the approval of a majority of the directors then in office who were either directors immediately after the completion of the Initial Closing or whose nomination or election was previously so approved.

(viii) Contracted Fleet.  “Contracted Fleet” means the ACHILLES II, the IRIS II, the MEDI CEBU and the THREE STARS.

(ix) Current Market Price.  “Current Market Price” means the average of the daily Closing Prices per Common Share for the five (5) consecutive Trading Days immediately prior to such date.

(x) Interim Capital Transactions.  “Interim Capital Transactions” means the following transactions if they occur prior to the liquidation of Oceanaut: (1) borrowings other than working capital borrowings; (2) sales of equity and debt securities of Oceanaut; (3) capital contributions; (4) corporate reorganizations or restructurings; (5) the termination of interest rate swap agreements; (6) sales or other dispositions of vessels except to the extent the proceeds from such dispositions exceed the initial purchase price or contributed value of the vessel subject to the disposition, which excess amount shall be treated as Operating Surplus; and (7) sales or other dispositions of other assets other than in the normal course of business.

(xi) Liquidating Dividends.  “Liquidating Dividends” are dividends or any other distributions to the Common Shares that are paid from any amount in excess of Operating Surplus.

(xii) Maintenance Capital Expenditures.  “Maintenance Capital Expenditures” means any cash capital expenditures incurred after the Initial Closing to maintain vessels and other assets, replacement of equipment on the vessels, repairs and similar expenditures, but excluding capital expenditures related to drydocking and capital expenditures for or related to the acquisition of additional vessels, and including capital expenditures for replacement of a vessel as a result of damage or loss prior to normal retirement, net of any insurance proceeds, warranty payments or similar property not treated as cash receipts for purposes of calculating Operating Surplus.

(xiii) National Securities Exchange.  “National Securities Exchange” means an exchange registered with the United States Securities and Exchange Commission under Section 6(a) of the United States Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

(xiv) Operating Expenditures.  “Operating Expenditures” are all cash expenditures, after the Initial Closing, including but not limited to, operating expenses, interest payments and taxes, but excluding:

(A) the repayment of borrowings;

(B) the repurchase of debt and equity securities;

(C) interest rate swap termination costs;

(D) expenses and taxes related to Interim Capital Transactions;

(E) Capital Expenditures;

(F) expenses, costs and liabilities related to the Vessel Acquisition; and

(G) payment of dividends.

(xv) Operating Surplus.  For any period “Operating Surplus” is:

(A) $20 million; plus

(B) all of Oceanaut’s cash receipts (including the proportionate share of cash receipts of certain subsidiaries which are not wholly-owned) since the Initial Closing, excluding cash receipts from Interim Capital Transactions; plus

(C) interest (after giving effect to interest rate swap agreements) paid on debt incurred and cash dividends paid on equity securities issued by Oceanaut, in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset such as vessels (other than Oceanaut’s Contracted Fleet) during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

(D) interest (after giving effect to interest rate swap agreements) paid on debt incurred and cash dividends paid on equity securities issued by Oceanaut, in each case, to pay the construction period interest on debt incurred, or to pay construction period dividends on equity issued, to finance the construction projects described in (C) above; less

(E) Operating Expenditures; less

(F) a reserve for the estimated cost of future drydockings; less

(G) the amount of cash reserves (including the proportionate share of cash reserves for certain subsidiaries which are not wholly-owned) established by the Board of Directors for future (1) Operating Expenditures and (2) Maintenance Capital Expenditures.

The $20 million amount in (A) above may be increased by the Board of Directors only if the Board of Directors determines that such increase is necessary to allow it to pay all or part of the Base Dividend on the Common Shares. This $20 million amount cannot be increased in any period in which a dividend on the Subordinated Shares is paid or is otherwise payable from Operating Surplus.

For purposes of calculating Operating Surplus, any dividends that are paid on the Preferred Shares will be treated as if they were interest payments and not dividends.

Notwithstanding the foregoing, the construction or application of this definition of Operating Surplus as outlined above may be adjusted in the case of any particular transaction or matter or type of transaction or matter if the Board of Directors, with the concurrence of Oceanaut’s audit committee, is of the opinion that such an adjustment is necessary or appropriate to further the overall purpose and intent of the definition of Operating Surplus, so long as such adjustment will not adversely affect the holders of Subordinated Shares.

(xvi) Preferred Shares.  “Preferred Shares” means shares of Oceanaut’s preferred stock, par value $0.0001 per share.

(xvii) Subordination Period.  “Subordination Period” means the period from the Initial Closing (the “Post-Initial Closing Trading Date”) and ending on the first to occur of the following:

(A) the first day of any quarter ending after September 30, 2013 in respect of which the quarterly dividends paid by Oceanaut from Operating Surplus on all of the Common Shares, including the Subordinated Shares, at least equaled the Base Dividend for the immediately preceding four-quarter period (the “Four-Quarter Period”); and

(B) the occurrence of a Change of Control, in which case the Subordination Period will be deemed to end immediately preceding such occurrence.

Notwithstanding the foregoing, the Subordination Period will end on the first day after the quarter ending March 31, 2011 if the above test in (A) is met and the quarterly base dividend increases by 30% to US$0.365 on all Common Shares, including the Subordinated Shares.

(xviii) Trading Day.  “Trading Day” means a day on which the principal National Securities Exchange on which the Common Shares are listed is open for the transaction of business or, if the Common Shares are not listed on any National Securities Exchange, a day on which banking institutions in New York City in the United States generally are open.

(b) Payment of Dividends on Common Shares During the Subordination Period.  During the Subordination Period only, all dividends paid to shareholders will be treated as either a dividend from Operating Surplus or a Liquidating Dividend. The Board of Directors will treat all dividends as dividends from Operating Surplus until the sum of all dividends paid since the Initial Closing equals the amount of Operating Surplus as of the most recent date of determination. The Board of Directors will treat dividends paid from any amount in excess of Operating Surplus as Liquidating Dividends.

(c) Authority to Pay Dividends.  The Board of Directors, in its sole discretion, may determine whether to declare and pay dividends to the shareholders at any time. Subject to the rights of any outstanding Preferred Shares, any dividends that are declared and paid by the Board of Directors with respect to the Common Shares must be declared and paid in accordance with the provisions of this Section 1. Dividends shall be paid in cash unless the Board of Directors has authorized a distribution in kind. The Board of Directors shall determine the fair market value of any dividend to be paid in kind. Any dividends to be paid in kind (other than in the nature of a stock split) shall then be declared and paid in accordance with the provisions of this Section 1 as if the fair market value were cash.

(d) Dividends from Operating Surplus During Subordination Period.  Subject to the rights of any outstanding Preferred Shares, dividends from Operating Surplus, if any, for any quarter during the Subordination Period will be declared and paid in the following manner:

(i) First, 100% of dividends to all of the Common Shares other than the Subordinated Shares, pro rata, until each such outstanding Common Share has been paid an amount equal to the Base Dividend for that quarter;

(ii) Second, 100% of dividends in excess of those paid pursuant to clause (i) above to all of the Common Shares other than the Subordinated Shares, pro rata, until each such outstanding Common Share has been paid an amount equal to any Common Share Arrearages accrued and unpaid for any prior quarters during the Subordination Period;

(iii) Third, 100% of dividends in excess of those paid pursuant to clauses (i) and (ii) above to all of the Subordinated Shares, pro rata, until each outstanding Subordinated Share has been paid an amount equal to the Base Dividend for that quarter;

(iv) Fourth, 100% of dividends to all outstanding Common Shares, including the Subordinated Shares, pro rata; and

(v) Notwithstanding the above, the Subordinated Shares shall not be entitled to receive any dividends prior to those paid with respect to the second quarter of 2010.

(e) Liquidating Dividends.  Subject to the rights of any outstanding Preferred Shares, Liquidating Dividends shall be paid, pro rata, to the Common Shares.

(f) Adjustment of Base Dividend.  The Base Dividend is subject to downward adjustment in the case of payment of Liquidating Dividends. The Base Dividend will be reduced in the same proportion that the Liquidating Dividend had to the fair market value of the Common Shares prior to the payment of the dividend. If the Common Shares are publicly traded on a National Securities Exchange or market, the fair market value will be the Current Market Price before the ex-dividend date. If the shares are not publicly traded, the fair market value will be determined by the Board of Directors. In addition, Oceanaut may make a pro rata distribution of shares or may effect a subdivision or combination of shares and any amounts calculated on a per share basis (including, without limitation, the Base Dividend and any Common Share Arrearages) or stated as a number of shares shall be adjusted proportionately and appropriately as determined by the Board of Directors.

2.  Rights of Subordination Shares After the Subordination Period.  After the end of the Subordination Period, the restrictions on the Subordinated Shares shall terminate and the rights and privileges of such shares shall be the same as those of the other Common Shares not owned by Excel.

3.  Transfer of Subordinated Shares.  If Excel transfers or disposes of any Subordinated Shares during the Subordination Period, such shares held by the transferee shall remain Subordinated Shares subject to the terms and conditions of this Agreement.

4.  Successors and Assigns.  This Agreement shall bind any successors or assigns of Excel and Oceanaut.

5.  Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

6.  Governing Law; Consent to Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the internal laws of the Marshall Islands, without regard to principles of conflicts of law. THE PARTIES HERETO HERBY WAIVE ANY RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREIN, INCLUDING CLAIMS BASED ON CONTRACT, TORT, BREACH OF DUTY AND ALL OTHER COMMON LAW OR STATUTORY BASES. The parties hereto submit to the exclusive jurisdiction of the state and federal courts located in the City of New York, State of New York. If the jury waiver set forth in this Section is not enforceable, then any dispute, controversy or claim arising out of or relating to this Agreement or any of the transactions contemplated herein will be finally settled by binding arbitration in New York, New York in accordance with the then-current Commercial Arbitration Rules of the American Arbitration Association by one arbitrator appointed in accordance with said rules. The arbitrator shall apply Marshall Islands law to the resolution of any dispute, without reference to rules of conflicts of law or rules of statutory arbitration. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Notwithstanding the foregoing, the parties may apply to any court of competent jurisdiction for preliminary or interim equitable relief, or to compel arbitration in accordance with this paragraph. The expenses of the arbitration, including the arbitrator’s fees and expert witness fees, incurred by the parties to the arbitration, may be awarded to the prevailing party, in the discretion of the arbitrator, or may be apportioned between the parties in any manner deemed appropriate by the arbitrator. Unless and until the arbitrator decides that one party is to pay for all (or a share) of such expenses, both parties shall share equally in the payment of the arbitrator’s fees as and when billed by the arbitrator.

7.  Entire Agreement.  This Agreement represents the entire agreement with respect to the subject matter hereof, and supersedes all prior negotiations, agreements and commitments. This Agreement may be amended only by written instrument signed by each of Excel and Oceanaut.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

EXCEL MARITIME CARRIERS LTD.

By: /s/ Stamatis Molaris

Title: President and Chief Executive Officer

Number of Shares Subject to this Agreement:

OCEANAUT, INC.

By: /s/ Gabriel Panayotides

Title: Chief Executive Officer

Annex M

OCEANAUT, INC.

CERTIFICATE OF DESIGNATION OF
MANDATORILY REDEEMABLE PREFERRED SHARES, SERIES A,
SETTING FORTH THE POWERS, PREFERENCES, RIGHTS, QUALIFICATIONS,
LIMITATIONS AND RESTRICTIONS OF SUCH SERIES OF PREFERRED STOCK

Section 1.  Designation, Number and Rank.

(a) The shares of such series shall be designated as Mandatorily Redeemable Preferred Shares, Series A (the “Series A Preferred Shares”) of Oceanaut, Inc., a Marshall Islands corporation (the “Corporation”). The number of shares initially constituting the Series A Preferred Shares shall be 6,200.

(b) Except as provided in Section 1(c) below, the Series A Preferred Shares shall, with respect to dividend rights and rights upon Liquidation (as defined below), rank senior to the Common Shares, and to all classes and series of stock of the Corporation whether now or hereafter authorized, issued or outstanding (collectively, the “Junior Securities”). All Series A Preferred Shares shall be of equal rank with each other with respect to the right to receive dividends and other distributions of the Corporation and rights upon Liquidation up to the amount of the Liquidation Preference (as defined below) thereon.

(c) Upon the written consent of at least a majority of the issued and outstanding Series A Preferred Shares, the Series A Preferred Shares shall, with respect to dividend rights and rights on Liquidation, rank junior to all classes and series of stock of the Corporation now or hereafter authorized, issued or outstanding which by their terms expressly provide that they are senior to the Series A Preferred Shares with respect to dividend rights and rights on Liquidation (collectively, the “Senior Securities”).

(d) Capitalized terms used herein and not otherwise defined shall have the meanings set forth in Section 13 below.

Section 2.  Dividends and Distributions.

(a) Holders of Series A Preferred Shares shall be entitled to receive, out of funds that are legally available under the Business Corporations Act of the Marshall Islands (the “BCA”), cash dividends equal to Three Month LIBOR (as defined below) plus 2.25% of the Original Issue Price (as defined below) per annum on each outstanding share of Series A Preferred Stock, prorated for the first year. Dividends shall be paid quarterly on the last day of each fiscal quarter or at such other times as the Corporation’s Board of Directors shall choose. The “Original Issue Price” of the Series A Preferred Shares shall be $10,000 per share (as adjusted for any stock split, combination or similar event or transaction directly affecting the Series A Preferred Shares but not by any accrued dividends). Such dividends shall accrue from the Original Issue Date of the relevant shares of Series A Preferred Shares and shall cease to accrue on the date immediately preceding a date of redemption as contemplated by Sections 7, 8, 9 or 10 hereof.

(b) The holders of Series A Preferred Shares shall not be entitled to receive any dividends or other distributions for the Series A Preferred Shares except as provided herein.

Section 3.  Voting Rights.

Except as required under Section 89 of the BCA and any other applicable sections, or successor sections thereto, the holders of the Series A Preferred Shares shall have no voting rights.

Section 4.  Conversion.

Except as provided in Section 7, the Series A Preferred Shares are not convertible into or exchangeable for any other property or securities of the Corporation; provided, however, that this provision shall not affect any rights as specifically provided under the BCA.

Section 5.  Reacquired Shares.

Any Series A Preferred Shares converted, exchanged, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such Series A Preferred Shares shall upon their cancellation become authorized but unissued shares of preferred stock, par value $0.0001 per share, of the Corporation and, upon the filing of an appropriate Certificate of Designation with the Registrar of Corporations of the Republic of the Marshall Islands, may be reissued as part of another series of preferred stock, par value $0.0001 per share, of the Corporation subject to the conditions or restrictions on issuance set forth therein, but in any event may not be reissued as Series A Preferred Shares unless all of the Series A Preferred Shares shall have already been converted, exchanged, purchased or otherwise acquired by the Corporation.

Section 6.  Liquidation.

(a) Priority Payment.  Upon the occurrence of an event of Liquidation and following any payment required to be made to any Senior Securities, the holders of Series A Preferred Shares shall be paid in cash for each Series A Preferred Share held thereby, out of, but only to the extent of, the assets of the Corporation legally available under the BCA for distribution to its stockholders, an amount equal to $10,000 (as adjusted for stock splits, stock dividends, combinations or other recapitalizations of the Series A Preferred Shares) plus all accrued but unpaid dividends, if any (the “Liquidation Preference”), before any payment or distribution is made to any Common Shares or Junior Securities. If the assets of the Corporation available for distribution to the holders of Series A Preferred Shares shall be insufficient to permit payment in full to such holders of the sums which such holders are entitled to receive in such case, then all of the assets available for distribution to holders of shares of Series A Preferred Shares shall be distributed among and paid to such holders ratably in proportion to the amounts that would be payable to such holders if such assets were sufficient to permit payment in full.

(b) Notice.  Upon the occurrence of an event of Liquidation, written notice shall be delivered to each holder of Series A Preferred Shares informing such holder of such event and including a statement as to the payment or payments payable as a result of such an event, and the place where such payment or payments shall be payable, shall be delivered in accordance with Section 12 hereof.

Section 7.  Mandatory Redemption by the Corporation.

(a) The Corporation shall, in accordance with Section 7(b) below after a Mandatory Redemption Event, be required to redeem all of the Series A Preferred Shares. On the date of redemption (each, a “Mandatory Redemption Date”), each holder of Series A Preferred Shares to be redeemed shall surrender certificates representing such holder’s ownership of Series A Preferred Shares, or deliver a Lost Stock Agreement (as defined below), to be redeemed to the Corporation as provided in this Section 7. On the Mandatory Redemption Date, the Corporation shall redeem, before redeeming any Junior Securities, the Series A Preferred Shares. Each Series A Preferred Share shall be redeemed pursuant to this Section 7 for an amount in cash equal its respective Original Issue Price, plus any accrued but unpaid dividends, provided that if the Corporation and the holder of the Series A Preferred Shares mutually agree in writing, the Corporation may, subject to Section 7(d), redeem all or part of the Series A Preferred Shares, as the parties mutually agree, for a number of its fully paid, non-assessable Common Shares determined by dividing the amount which would otherwise be paid in cash by the Fair Market Value of the Common Shares (as defined below) determined as of the third Business Day prior to the Mandatory Redemption Date (the amount to be paid, whether in cash, Common Shares or a combination thereof, shall be referred to herein as the “Mandatory Redemption Price”).

(b) Redemption Procedure.

(1) No less than three Business Days prior to the Mandatory Redemption Date, the Corporation shall provide written notice to the holders, which notice shall be given in accordance with Section 12. Such notice shall state the number of shares to be redeemed and the Mandatory Redemption Date, which date shall be within 20 calendar days of the date of such notice. Such notice shall also indicate whether the redemption shall be made in cash or in whole or in part in Common Shares pursuant to Section 7(a) above. Payment for such redeemed shares shall be made by the Corporation on the Mandatory Redemption Date.

(2) From and after the close of business on the Mandatory Redemption Date, and provided that the Mandatory Redemption Price for the Series A Preferred Shares has been received by the relevant holder, each Series A Preferred Share redeemed in accordance with this Section 7 shall no longer be deemed outstanding and all rights with respect to any such share shall forthwith cease following such redemption, except only the right of the holder thereof to receive, upon presentation in accordance with the requirements of this Section 7 below of the certificate or certificates, or Lost Stock Agreement, representing shares redeemed pursuant to this Section 7, the applicable Mandatory Redemption Price for such share, without interest thereon. Notwithstanding anything to the contrary herein, the Corporation shall not be required to make any payment in respect of Series A Preferred Shares redeemed pursuant to this Section 7 until actual delivery to the Corporation or its agents of the certificates representing the shares redeemed hereby, or a Lost Stock Agreement, such delivery to be conducted in accordance with the requirements of paragraph (c) of this Section 7.

(3) All Series A Preferred Shares redeemed pursuant to this Section 7 shall be cancelled.

(c) The Corporation shall not be obligated to pay the Mandatory Redemption Price unless the certificates evidencing the Series A Preferred Shares to be redeemed are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation and its representatives and agents from any loss incurred by such persons or entities in connection with such certificates (a “Lost Stock Agreement”). On the Mandatory Redemption Date, each holder of Series A Preferred Shares to be redeemed shall surrender the certificates representing the amount of such holder’s Series A Preferred Shares to be redeemed, or deliver a Lost Stock Agreement, at the principal offices of the Corporation or any transfer agent for the Series A Preferred Shares in accordance herewith. Thereupon, there shall be delivered to the relevant holder promptly at a bank account previously designated in writing by the holder, and in the holder’s name as shown on such surrendered certificate or certificates or the Lost Stock Agreement, an amount of cash representing the Mandatory Redemption Price for which the Series A Preferred Shares surrendered were redeemed.

(d) It shall be a condition to the Corporation’s right shares to issue any Common Shares pursuant to Section 7(a) above or Section 8(a) below, that such Common Shares be registered for resale under the Securities Act of 1933.

Section 8.  Mandatory Redemption by the Corporation Upon Warrant Trigger Event.

(a) The Corporation shall, in accordance with Section 8(b) below, after a Warrant Trigger Event, be required to redeem, out of funds legally available under the BCA therefor with respect to such Warrant Trigger Event, the Series A Preferred Shares in accordance with this Section 8. On the date of redemption (each, a “Warrant Trigger Mandatory Redemption Date”), each holder of Series A Preferred Shares to be redeemed shall surrender certificates representing such holder’s ownership of Series A Preferred Shares, or deliver a Lost Stock Agreement (as defined below), to be redeemed to the Corporation as provided in this Section 8. On the Warrant Trigger Mandatory Redemption Date, the Corporation shall redeem, senior to any Junior Securities, the Series A Preferred Shares to be redeemed to the extent of the funds of the Corporation legally available under the BCA therefor with respect to such Warrant Trigger Event. Each Series A Preferred Share to be redeemed pursuant to this Section 8 shall be redeemed pursuant to this Section 8 for an amount in cash equal its respective Original Issue Price, plus any accrued but unpaid dividends (the “Warrant Trigger Mandatory Redemption Price”) in accordance with the following sentence, provided that if the Corporation and the holder of the Series A Preferred Shares mutually agree in writing, the Corporation may, subject to Section 7(d), redeem all or part of the Series A Preferred Shares, as the parties mutually agree, for a number of its fully paid, non-assessable Common Shares determined by dividing the amount which would otherwise be paid in cash by the Fair Market Value of the Common Shares (as defined below) determined as of the third Business Day prior to the Warrant Trigger Mandatory Redemption Date. The cash proceeds to the Corporation from the Warrant Trigger Event shall be used to redeem Series A Preferred Shares in proportion to the amounts that would be payable to such holders if such proceeds were sufficient to permit redemption in full; provided that the number of Series A Preferred Shares redeemed on a Warrant Trigger Mandatory Redemption Date pursuant to this Section 8 with respect to each holder of Series A Preferred Shares shall be the product of (x) the percentage of the total number of issued and outstanding Series A Preferred Shares held by such holder and (y) the total number of Series A Preferred Shares capable of redemption on such Warrant Trigger Mandatory

Redemption Date based on the proceeds received by the Corporation from the Warrant Trigger Event, which product shall be rounded down to the nearest whole Series A Preferred Share; and further provided that any proceeds to the Corporation from the relevant Warrant Trigger Event not distributed on such Warrant Trigger Mandatory Redemption Date shall be held by the Corporation in escrow and shall be used solely as available funds for the redemption of the Series A Preferred Shares on the next succeeding Warrant Trigger Mandatory Redemption Date, or, if applicable, other date of redemption for such shares.

(b) Redemption Procedure.

(1) Upon the occurrence of a Warrant Trigger Event, the Corporation shall provide written notice to the holders, which notice shall be given in accordance with Section 12. Such notice shall state the number of shares to be redeemed and the Warrant Trigger Mandatory Redemption Date, which date shall be within 20 calendar days of the date of such notice. Payment for such redeemed shares shall be made by the Corporation within two Business Days following the Warrant Trigger Mandatory Redemption Date.

(2) From and after the close of business on the Warrant Trigger Mandatory Redemption Date, and provided that the Warrant Trigger Mandatory Redemption Price for the Series A Preferred Shares has been received by the relevant holder, each Series A Preferred Share redeemed in accordance with this Section 8 shall no longer be deemed outstanding and all rights with respect to any such share shall forthwith cease following such redemption, except only the right of the holder thereof to receive, upon presentation in accordance with the requirements of this Section 8 below of the certificate or certificates, or Lost Stock Agreement, representing shares redeemed pursuant to this Section 8, the applicable Warrant Trigger Mandatory Redemption Price for such share, without interest thereon. Notwithstanding anything to the contrary herein, the Corporation shall not be required to make any payment in respect of Series A Preferred Shares redeemed pursuant to this Section 8 until actual delivery to the Corporation or its agents of the certificates representing the shares redeemed hereby, or a Lost Stock Agreement, such delivery to be conducted in accordance with the requirements of paragraph (c) of this Section 8.

(3) All Series A Preferred Shares redeemed pursuant to this Section 8 shall be cancelled.

(c) The Corporation shall not be obligated to pay the Warrant Trigger Mandatory Redemption Price unless the certificates evidencing the Series A Preferred Shares to be redeemed are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation and its representatives and agents from any loss incurred by such persons or entities in connection with such certificates (a “Lost Stock Agreement”). On the Warrant Trigger Mandatory Redemption Date, each holder of Series A Preferred Shares to be redeemed shall surrender the certificates representing the amount of such holder’s Series A Preferred Shares to be redeemed, or deliver a Lost Stock Agreement, at the principal offices of the Corporation or any transfer agent for the Series A Preferred Shares in accordance herewith. If fewer than all of the Series A Preferred Shares evidenced by a certificate are being redeemed pursuant to this Section, a new certificate for the number of Series A Preferred Shares represented by such original certificate but not so redeemed shall be executed by the Corporation and delivered to the holder at the address specified on the books of the Corporation or as otherwise specified by such holder. Thereupon, there shall be delivered to the relevant holder promptly at a bank account previously designated in writing by the holder, and in the holder’s name as shown on such surrendered certificate or certificates or the Lost Stock Agreement, an amount of cash representing the Warrant Trigger Mandatory Redemption Price for which the Series A Preferred Shares surrendered were redeemed.

Section 9.  Optional Redemption Right by the Corporation.

(a) The Corporation shall, at any time (and from time to time), be entitled at its option to redeem, out of funds legally available under the BCA therefor, all or any portion of the Series A Preferred Shares in accordance with this paragraph. On the date of redemption (each, an “Optional Redemption Date”), each holder of Series A Preferred Shares to be redeemed shall surrender certificates representing such holder’s ownership of Series A Preferred Shares, or deliver a Lost Stock Agreement, to be redeemed to the Corporation as provided in this Section 9. On the Optional Redemption Date, the Corporation shall redeem the Series A Preferred Shares to be redeemed to the extent of the funds of the Corporation legally available under the BCA therefor. Each Series A Preferred Share shall be redeemed pursuant to this paragraph for an amount in cash equal its respective Original Issue Price, plus any accrued but unpaid dividends (the “Optional Redemption Price”).

(b) Redemption Procedure.

(1) The Corporation may, but shall not be obligated to, elect to redeem all or any portion of the Series A Preferred Shares by providing written notice to the holders, which notice shall be given in accordance with Section 12. Such notice shall state the number of shares to be redeemed and the Optional Redemption Date, which date shall be within 20 calendar days of the date of such notice. The Corporation shall be entitled to utilize any method reasonably chosen by the Board of Directors thereof in order to determine which Series A Preferred Shares to redeem. Payment for such redeemed shares shall be made by the Corporation within two Business Days following the Optional Redemption Date.

(2) From and after the close of business on the Optional Redemption Date, and provided that the Optional Redemption Price for such Series A Preferred Shares has been received by the relevant holder, the Series A Preferred Shares redeemed in accordance with this Section 9 shall no longer be deemed outstanding and all rights with respect to any such share shall forthwith cease following such redemption, except only the right of the holder thereof to receive, upon presentation in accordance with the requirements of this Section 9 below of the certificate or certificates, or delivery of a Lost Stock Agreement, representing shares redeemed pursuant to this Section 9, the applicable Optional Redemption Price for such share, without interest thereon. Notwithstanding anything to the contrary herein, the Corporation shall not be required to make any payment in respect of Series A Preferred Shares redeemed pursuant to this Section 8 until actual delivery to the Corporation or its agents of the certificates representing the shares redeemed hereby, such delivery to be conducted in accordance with the requirements of paragraph (c) of this Section 8.

(3) All Series A Preferred Shares redeemed pursuant to this paragraph (b)(3) shall be cancelled.

(c) Presentation.  The Corporation shall not be obligated to pay the Optional Redemption Price unless the certificates evidencing the Series A Preferred Shares to be redeemed are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes a Lost Stock Agreement. On the Optional Redemption Date, each holder of Series A Preferred Shares to be redeemed shall surrender the certificates representing all of such holder’s Series A Preferred Shares at the principal offices of the Corporation or any transfer agent for the Series A Preferred Shares in accordance herewith. Thereupon, there shall be delivered to the relevant holder promptly at a bank account previously designated in writing by the holder, and in the holder’s name as shown on such surrendered certificate or certificates, or the Lost Stock Agreement, an amount of cash representing the Optional Redemption Price for which the Series A Preferred Shares surrendered were redeemed.

Section 10.  Mandatory Redemption by the Corporation Upon a Change of Control.

(a) Upon the occurrence of a Change in Control, the Corporation shall redeem all of the Series A Preferred Shares in accordance with this Section 10. On the date of redemption (each, a “COC Redemption Date”), each holder of Series A Preferred Shares to be redeemed shall surrender certificates representing such holder’s ownership of Series A Preferred Shares to be redeemed to the Corporation as provided in this Section 10. On the COC Redemption Date, the Corporation shall redeem the Series A Preferred Shares. Each Series A Preferred Share shall be redeemed pursuant to this paragraph for an amount in cash equal its respective Original Issue Price, plus any accrued but unpaid dividends (the “COC Redemption Price”).

(b) Redemption Procedure.

(1) The Corporation shall redeem all or any portion of the Series A Preferred Shares by providing written notice to the holders, which notice shall be mailed in accordance with Section 12. Such notice shall state the number of shares to be redeemed and the COC Redemption Date, which date shall be within 20 calendar days of the date of such notice. The Corporation shall be entitled to utilize any method chosen by the Board of Directors thereof in order to determine which Series A Preferred Shares to redeem. Payment for such redeemed shares shall be made by the Corporation within two Business Days following the COC Redemption Date.

(2) From and after the close of business on the COC Redemption Date, and provided that the COC Redemption Price for such Series A Preferred Shares has been received by the relevant holder, each Series A Preferred Share redeemed in accordance with this Section 10 shall no longer be deemed outstanding and all rights with respect to any such share shall forthwith cease following such redemption, except only the right of the holder thereof to receive, upon presentation in accordance with the requirements of this Section 10 below of the certificate or certificates, or delivery of a Lost Stock Agreement, representing shares redeemed pursuant to this Section 10, the applicable COC Redemption Price for such share, without interest thereon. Notwithstanding anything to the contrary herein, the Corporation shall not be required to make any payment in respect of Series A Preferred Shares redeemed pursuant to this Section 10 until actual delivery to the Corporation or its agents of the certificates, or a Lost Stock Agreement, representing the shares redeemed hereby, such delivery to be conducted in accordance with the requirements of paragraph (c) of this Section 10.

(3) All Series A Preferred Shares redeemed pursuant to this paragraph (b)(3) shall be cancelled.

(c) The Corporation shall not be obligated to pay the COC Redemption Price unless the certificates, or the Lost Stock Agreement, evidencing the Series A Preferred Shares to be redeemed are either delivered to the Corporation or its transfer agent as provided below. On the COC Redemption Date, each holder of Series A Preferred Shares to be redeemed shall surrender the certificates, or a Lost Stock Agreement, representing all of such holder’s Series A Preferred Shares at the principal offices of the Corporation or any transfer agent for the Series A Preferred Shares in accordance herewith. Thereupon, there shall be delivered to the relevant holder promptly at a bank account previously designated in writing by the holder, and in the holder’s name as shown on such surrendered certificate or certificates or the Lost Stock Agreement, an amount of cash representing the COC Redemption Price for which the Series A Preferred Shares surrendered were redeemed.

Section 11.  Miscellaneous.

(a) Certain Remedies.  Any registered holder of Series A Preferred Shares shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Certificate of Designation and to enforce specifically the terms and provisions of this Certificate of Designation in any court, tribunal or governmental agency having jurisdiction, this being in addition to any other remedy to which such holder may be entitled at law or in equity. Notwithstanding the foregoing, the observance of any term of the Certificate of Incorporation and/or this Certificate of Designations which benefits only the holders of the Series A Preferred Shares may be waived by holders of at least a majority of all issued and outstanding Series A Preferred Shares (either generally or in a particular instance and either retroactively or prospectively).

(b) Books and Accounts.  The Corporation will keep a proper record and account of any funds held in escrow pursuant to this Certificate of Designation, separate from all other records and accounts of the Corporation, in which complete and correct entries shall be made of all transactions relating to such funds. Such record and account of the funds held in escrow shall be subject to the inspection of the holders of Series A Preferred Shares upon written request. The Corporation hereby undertakes to provide a record and account of the funds held in escrow to the holders of Series A Preferred Shares at least once per month.

Section 12.  Notices.

Any notice or other communication required or permitted to be given under this certificate shall be in writing and shall be mailed by certified mail, return receipt requested or by Federal Express, Express Mail or similar overnight delivery or courier service or delivered in-person against receipt to the party to whom it is to be given, in the case of the holders of the Series A Preferred Shares, at the address of each such holder set forth in the stock transfer ledger of the Corporation, or, in the case of the Corporation, at the principal offices of the Corporation. Any notice permitted by this Section 12 shall be deemed given at the time of receipt thereof.

Section 13.  Definitions.

For the purposes of this Certificate of Designation of Series A Preferred Shares, the following terms shall have the meanings indicated:

“Business Day” shall mean any day that is a London Banking Day and on which the banks in Greece are not closed and is not a Saturday or Sunday and is not a United States federal holiday, a Greek national holiday, or a day on which banking institutions generally are authorized or obligated by law or regulation to close in New York, London or Greece.

“Certain Mandatory Redemption Event” and “Certain Mandatory Redemption Date” shall have their respective meanings from Section 8.

“Change of Control” means the occurrence of any of the following:

(A) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the Corporation’s assets, properties or business;

(B) the adoption by the Board of Directors of a plan of Liquidation of the Corporation;

(C) the consummation of any transaction, or a series of related transactions (including, without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) other than Excel Maritime Carriers, Ltd. (“Excel”) becomes the beneficial owner, directly or indirectly, of more than 3,684,375 (as adjusted for stock splits, stock dividends or similar events) of the Corporation’s shares of any class or series entitled to vote generally in the election of directors, measured by voting power rather than number of shares, and such number of shares held exceeds the voting power of Excel;

(D) if, at any time, the Corporation becomes insolvent, admits in writing its inability to pay its debts as they become due, commits an act of bankruptcy, is adjudged or declared bankrupt or makes an assignment for the benefit of creditors, a proposal or similar action under the bankruptcy, insolvency or other similar laws of the Marshall Islands or any applicable jurisdiction or commences or consents to proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction;

(E) a change in directors after which a majority of the members of the Board of Directors are not, as of any date of determination, (1) the members of the Board of Directors immediately after the completion of the Corporation’s initial business combination (the “Business Combination”); or (2) members who have been nominated for election or elected to the Board of Directors with the approval of a majority of the directors then in office who were either directors immediately after the completion of the Business Combination or whose nomination or election was previously so approved;

(F) the consolidation of the Corporation with, or the merger or consolidation of the Corporation with or into, any “person,” or the consolidation of any “person” with, or the merger or consolidation of any “person” with or into, the Corporation, in any such event pursuant to a transaction in which any of the outstanding Common Shares are converted into or exchanged for cash, securities or other property or receive a payment of cash, securities or other property, other than any such transaction where the Corporation’s voting stock outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee “person” constituting at least a majority of the outstanding shares of such voting stock of such surviving or transferee “person” immediately after giving effect to such issuance.

“Common Shares” shall mean the common shares of the Corporation, par value $0.0001 per share.

“Fair Market Value” shall mean

(i) if the Common Shares of the Corporation are then traded on a national securities exchange, then the fair market value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the thirty (30) day calendar period ending on the third Business Day prior to the Mandatory Redemption Date; and

(ii) if (i) above does not apply but the Common Shares of the Corporation are actively traded over-the-counter, then the fair market value shall be deemed to be the average of the closing bid prices over the thirty (30) calendar day period ending on the third Business Day prior to the Mandatory Redemption Date; and

(iii) if there is no active public market for the Common Shares of the Corporation as described in clauses (i) or (ii) above, then the fair market value shall be the fair market value thereof, as determined in good faith by the Board.

“LIBOR Determination Date” means the first London Banking Day of the relevant interest period.

“Liquidation” shall mean the voluntary or involuntary liquidation of the Corporation under applicable bankruptcy or reorganization legislation, the dissolution or winding up of the Corporation.

“London Banking Day” means any day on which commercial banks are open for general business (including dealings in deposits in U.S. dollars) in London.

“Original Issue Date” shall mean September [  ], 2008.

“Mandatory Redemption Event” shall mean the occurrence of the date that is the third anniversary of the Original Issue Date.

“Person” shall mean any individual, corporation, partnership, unincorporated association or other entity.

“Three Month LIBOR” shall mean the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period commencing on the first day of the relevant interest period that appears on Reuters Page LIBOR01 as of 11:00 a.m., London time, on the LIBOR Determination Date for that interest period. If such rate does not appear on Reuters Page LIBOR01, Three-Month LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars for a three-month period commencing on the first day of that interest period and in a principal amount of not less than $1,000,000 are offered to prime banks in the London interbank market by four major banks in the London interbank market selected by the Corporation, at approximately 11:00 a.m., London time, on the LIBOR Determination Date for that interest period. The Corporation will request the principal London office of each of these banks to provide a quotation of such bank’s rate. If at least two such quotations are provided, Three-Month LIBOR with respect to that interest period will be the arithmetic mean (rounded upward if necessary to the nearest whole multiple of 0.00001%) of such quotations. If fewer than two quotations are provided, Three-Month LIBOR with respect to that interest period will be the arithmetic mean (rounded upward if necessary to the nearest whole multiple of 0.00001%) of the rates quoted by three major banks in New York City selected by the Corporation, at approximately 11:00 a.m., New York City time, on the first day of that interest period for loans in U.S. dollars to leading European banks for a three-month period commencing on the first day of that interest period and in a principal amount of not less than $1,000,000. However, if fewer than three banks selected by the Corporation to provide quotations are quoting as described above, Three Month LIBOR for that interest period will be the same as Three-Month LIBOR as determined for the previous interest period. The establishment of Three Month LIBOR for each interest period by the Corporation will (in the absence of manifest error) be final and binding.

“Warrant Trigger Event” shall mean the last Business Day of any month in which, since the Corporation’s last redemption under Section 8 hereof, the Corporation has received at least $15,000,000 in cash proceeds (which shall otherwise be kept by the Corporation in escrow) from the exercising of any warrants issued at any time existing now or hereinafter issued by the Corporation.

IN WITNESS WHEREOF, Oceanaut, Inc. has caused this Certificate to be duly executed by the undersigned in its corporate name on this 5th day of September, 2008.

OCEANAUT, INC.

By:	/s/ Gabriel Panayotides
Name:     Gabriel Panayotides

Title:	Chief Executive Officer

Annex N

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
OCEANAUT, INC.

Pursuant to Section 93 of the
Business Corporations Act of the Associations Law
of the Republic of the Marshall Islands

Oceanaut, Inc., a corporation (the “Corporation”) organized and existing under the provisions of the Business Corporations Act of the Associations Law of the Republic of the Marshall Islands (the “BCA”), for the purpose of amending and restating its articles of incorporation, hereby certifies that:

1. The current name of the Corporation is Oceanaut, Inc., which is the name under which the Corporation was originally incorporated. The original articles of incorporation were filed with the Registrar of Corporations of the Republic of the Marshall Islands on May 3, 2006 (the “Articles of Incorporation”).

2. This amendment and restatement of the Articles of Incorporation (the “ Restated Articles”) have been duly adopted and authorized, pursuant to the provisions of the BCA, by actions of the board of directors (the “Board”) and the shareholders of the Corporation.

3. Immediately upon filing the Restated Articles, the text of the entire Articles of Incorporation is hereby amended and restated to read in full as set forth below:

FIRST:  The name of the corporation is Oceanaut, Inc. (hereinafter sometimes referred to as the “Corporation”).

SECOND:  The registered address of the Corporation is located at Trust Company Complex, Ajeltake Island, Majuro, Marshall Islands, MH 96960. The name of its registered agent at that address is the Trust Company of the Marshall Islands, Inc.

THIRD:  Subject to the immediately succeeding sentence, the purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the BCA. In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges which are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation; provided, however , that in the event a Business Combination (as defined below) is not consummated prior to the Termination Date (as defined below), then, on or after the Termination Date, the purposes of the Corporation shall automatically, with no action required by the Board or the shareholders, be limited to effecting and implementing the dissolution and liquidation of the Corporation and the taking of any other actions expressly required to be taken herein, and the Corporation’s powers shall thereupon be limited to those set forth in Section 106 of the BCA and as otherwise may be necessary to implement the limited purposes of the Corporation as provided herein. This Article Third may not be amended without the affirmative vote or consent of the holders of all of the IPO Shares (defined below).

FOURTH:  The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 81,000,000, of which 80,000,000 shares shall be common stock of the par value of $.0001 per share (“Common Stock”) and 1,000,000 shares shall be preferred stock of the par value of $.0001 per share (“Preferred Stock”).

A. Preferred Stock.  The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the BCA. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by Articles of Amendment to these Articles of Incorporation as authorized by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation. All such shares shall be registered. The Corporation shall not have any bearer shares.

B. Common Stock.  Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote. All such shares shall be registered. The Corporation shall not have any bearer shares.

FIFTH:  The following provisions (A) through (F) shall apply during the period commencing upon the filing of these Restated Articles and terminating upon the consummation of any Business Combination, and may not be amended during the Target Business Acquisition Period. A “Business Combination” shall mean the acquisition by the Corporation, whether by merger, capital stock exchange, asset or stock acquisition or other similar type of transaction, of one or more vessels or operating businesses in the shipping industry (“Target Business”) having, collectively, a fair market value (as calculated in accordance with the requirements set forth below) of at least 80% of the Corporation’s net assets at the time of such acquisition; provided, that any acquisition of multiple operating businesses shall occur contemporaneously with one another. For purposes of this Article, fair market value shall be determined by the Board based upon financial standards generally accepted by the financial community, such as actual and potential sales, earnings, cash flow and book value. The “Target Business Acquisition Period” shall mean the period from the effectiveness of the registration statement filed in connection with the Corporation’s initial public offering (“IPO”) up to and including the first to occur of (a) a Business Combination or (b) the Termination Date (defined below).

A. Immediately after the IPO, the amount of the net offering proceeds received by the Corporation in the IPO and the net proceeds of a private placement of the Corporation’s units to occur immediately prior to completion of the IPO (the “Private Placement”), as specified in the Corporation’s registration statement on Form F-1 filed with the Securities and Exchange Commission (the “SEC”) at the time it is declared effective by the SEC (the “Registration Statement”), shall be deposited and thereafter held in a trust account established by the Corporation (the “Trust Account”). Except as specified in the Registration Statement, neither the Corporation nor any officer, director or employee of the Corporation shall disburse any of the proceeds held in the Trust Account until the earlier of (i) a Business Combination, or (ii) the dissolution and liquidation of the Corporation pursuant to Paragraph D below, in each case, in accordance with the terms of the investment management trust agreement governing the Trust Account.

B. Prior to the consummation of a Business Combination, the Corporation shall submit the terms relating to such Business Combination to its shareholders for approval, regardless of whether the Business Combination is of a type which normally would require shareholder approval under the BCA. A majority of the shares of Common Stock included in the units issued by the Corporation in connection with the IPO (the “IPO Shares”) voted at a meeting to approve a Business Combination shall be required to approve a Business Combination and authorize the consummation thereof; provided, that the Corporation shall not consummate a Business Combination if holders of 20% or more in interest of the IPO Shares demand that the Corporation convert such shares as described in paragraph C below.

C. Any holder of IPO Shares who voted against the Business Combination may, contemporaneous with such vote, demand that the Corporation convert his or her IPO Shares into cash. If such a demand is made, in the event that a Business Combination is approved in accordance with paragraph B above and is consummated by the Corporation, the Corporation shall convert such shares into cash at a per share conversion price equal to the quotient determined by dividing (i) the amount in the Trust Account, inclusive of any interest thereon and the deferred underwriting discounts included therein (less taxes payable thereon and any amounts released, as disclosed in the Registration Statement), calculated as of two business days prior to the proposed consummation of the Business Combination, by (ii) the total number of IPO Shares.

D. In the event that the Corporation does not consummate a Business Combination by the later of (i) 18 months after the consummation of the IPO, or (ii) 24 months after the consummation of the IPO, in the event that any of a letter of intent, an agreement in principle or a definitive agreement to complete a Business Combination was executed within such 18-month period but a Business Combination was not consummated within such 18-month period (such later date being referred to as the “Termination Date”), the directors and officers of the Corporation shall take all such action necessary to dissolve the Corporation and liquidate the Trust Account to holders of IPO Shares (and to Excel Maritime Carriers Ltd., a Liberian corporation (“Excel”), with respect to 625,000 shares of Common Stock included in the units purchased by Excel in the Private Placement) as soon as reasonably practicable and, after approval of the Corporation’s shareholders and subject to the requirements of the BCA, and including the adoption of a resolution by the Board prior to such Termination Date finding the dissolution of the Corporation advisable and providing such notices as are required by said provisions of the BCA, as promptly thereafter as possible. In the event that the shareholders vote in favor of such dissolution and the Corporation is so dissolved, the Board shall promptly adopt and implement a plan of distribution which provides that only the holders of IPO Shares (and Excel, with respect to 625,000 shares of Common Stock included in the units purchased in the Private Placement) shall be entitled to share ratably in the Trust Account, plus any other net assets of the Corporation not used for or reserved to pay obligations and claims, or such other corporate expenses relating to, or arising during, the Corporation’s remaining existence, including costs of dissolving and liquidating the Corporation. The Corporation shall pay no liquidating distributions with respect to any shares of capital stock of the Corporation other than IPO Shares (and Excel, with respect to 625,000 shares of Common Stock included in the units purchased in the Private Placement). This paragraph D shall terminate automatically with no action required by the Board or the shareholders in the event a Business Combination has been consummated prior to the Termination Date.

E. A holder of IPO Shares shall be entitled to receive distributions from the Trust Account only in the event (i) such holder demands conversion of his or her IPO Shares in accordance with paragraph C above or (ii) the dissolution and liquidation of the Corporation in accordance with paragraph D above. Except as may be required under applicable law, in no other circumstance shall a holder of IPO Shares have any right or interest of any kind in or to the Trust Account or any amount or other property held therein.

F. The Board of Directors shall be divided into three classes: Class A, Class B and Class C. The number of directors in each class shall be as nearly equal as possible. At the first election of directors by the incorporator, the incorporator shall elect a Class C director for a term expiring at the Corporation’s third annual meeting of shareholders. The Class C director shall then appoint additional Class A, Class B and Class C directors, as necessary and as permitted by the Corporation’s bylaws. The directors in Class A shall be elected for a term expiring at the first annual meeting of shareholders, the directors in Class B shall be elected for a term expiring at the second annual meeting of shareholders and the directors in Class C shall be elected for a term expiring at the third annual meeting of shareholders. Commencing at the first annual meeting of shareholders, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election. Except as the BCA may otherwise require, in the interim between annual meetings of shareholders or special meetings of shareholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Corporation’s bylaws), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

G. Unless and until the Corporation has consummated a Business Combination as permitted under this Article Sixth, the Corporation may not consummate any other business combination, whether by merger, acquisition, asset purchase, stock purchase or otherwise.

SEVENTH:  The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and shareholders:

A. Election of directors need not be by ballot unless the bylaws of the Corporation so provide.

B. The Board shall have the power, without the assent or vote of the shareholders, to make, alter, amend, change, add to or repeal the bylaws of the Corporation as provided in the bylaws of the Corporation.

C. The directors, in their discretion, may submit any contract or act for approval or ratification at any annual meeting of the shareholders or at any meeting of the shareholders called for the purpose of considering any such act or contract, and, except as may be otherwise provided by law, any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of shareholders be there represented in person or by proxy) shall be as valid and binding upon the Corporation and upon all the shareholders as though it had been approved or ratified by every shareholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interests, or for any other reason.

D. In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the laws of the Republic of the Marshall Islands, these Articles of Incorporation, and the Corporation’s bylaws.

EIGHTH:  No director of this Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director except to the extent that exemption from liability or limitation thereof is not permitted under the BCA as in effect at the time such liability or limitation thereof is determined. No amendment, modification or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment, modification or repeal. If, after approval by the shareholders of this Article to authorize corporate action, the BCA is amended to further eliminate or limit the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the BCA, as so amended.

NINTH:  The Corporation shall, to the fullest extent permitted by the BCA, as the same may be amended and supplemented from time to time, indemnify and advance expenses to, (i) its directors and officers, and (ii) any person who at the request of the Corporation is or was serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section as amended or supplemented (or any successor), provided, however, that except with respect to proceedings to enforce rights to indemnification, the bylaws of the Corporation may provide that the Corporation shall indemnify any director, officer or such person in connection with a proceeding (or part thereof) initiated by such director, officer or such person only if such proceeding (or part thereof) was authorized by the Board. The Corporation, by action of its Board, may provide indemnification or advance expenses to employees and agents of the Corporation or other persons only on such terms and conditions and to the extent determined by the Board in its sole and absolute discretion. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

IN WITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation this 1st day of August, 2006.

/s/ Christopher Georgakis
Christopher Georgakis
Chief Executive Officer and President

OCEANAUT, INC.
THIS PROXY IS BEING SOLICITED BY
THE BOARD OF DIRECTORS OF OCEANAUT, INC.
The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement, dated September 9, 2008, in connection with the Special Meeting of Shareholders (“Special Meeting”) to be held at 10:00 a.m., Eastern Time, on October 15, 2008 at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., located at the Chrysler Center, 666 Third Avenue, 25th Floor, New York, New York, and hereby appoints Gabriel Panayotides and Eleftherios Papatrifon, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all shares of the Common Stock of Oceanaut, Inc. (“Oceanaut”) registered in the name provided herein, which the undersigned is entitled to vote at the Special Meeting, and at any adjournments thereof, with all the powers the undersigned would have if personally present. Without limiting the general authorization hereby given, said proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in this Proxy Statement.
THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE VESSEL ACQUISITION PROPOSAL, FOR THE PROPOSAL TO AMEND OCEANAUT’S AMENDED AND RESTATED ARTICLES OF INCORPORATION AND, IF NECESSARY, IN FAVOR OF THE ADJOURNMENT PROPOSAL.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 1, 2 and 3.
1. Proposal to approve the acquisition of four dry bulk carriers (the “Vessel Acquisition”) for an aggregate purchase price of $352,000,000, pursuant to the terms and conditions of four separate memoranda of agreement, which we collectively refer to as the “MOAs,” between Oceanaut and the several sellers, each dated as of August 20, 2008 and as amended on September 5, 2008.
☐ FOR     ☐ AGAINST     ☐ ABSTAIN

Only if (i) you vote “AGAINST” Proposal numbered 1 and (ii) you hold shares of Oceanaut’s common stock issued in Oceanaut’s initial public offering, you may exercise your conversion rights and demand that Oceanaut convert your shares of common stock into a pro rata portion of the trust account by marking the “Exercise Conversion Rights” box below. If you exercise your conversion rights, then you will be exchanging your shares of Oceanaut common stock for cash and will no longer own these shares. You will only be entitled to receive cash for these shares if the Vessel Acquisition is completed and you continue to hold these shares through the initial closing date of the Vessel Acquisition and the tender of your stock certificate to Oceanaut.
EXERCISE CONVERSION RIGHTS: ☐
2. Proposal to approve amendments to Oceanaut’s amended and restated articles of incorporation to remove the provisions that either terminate or are no longer relevant after the completion of an initial business combination (the “Amendment Proposal”).
☐ FOR     ☐ AGAINST     ☐ ABSTAIN
3. Proposal to adjourn the Special Meeting in the event that Oceanaut has not received the requisite shareholder vote to approve Proposals 1 and 2 (the “Adjournment Proposal”).
☐ FOR     ☐ AGAINST     ☐ ABSTAIN
(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

OCEANAUT, INC.
Special Meeting of Shareholders
October 15, 2008
Please date, sign and mail your proxy card as soon as possible.
In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments thereof. If you wish to vote in accordance with the recommendations of the Board of Directors, just sign below. You need not mark any boxes.

NOTE: Please sign exactly as your name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

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